AQUARIUS
PLATINUM LIMITED

17 December 2009

09047538

SEC
Mail Processing
Section

DEC 22 2009

Washington, DC
121

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE"), the JSE Securities Exchanges ("JSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	7 January 2008	ASX, LSE, JSE	Announcement	Aquarius' Marikana and Everest mines pass Presidential Safety Audits and Mining Right compliance Inspections
E-Lodge	21 January 2008	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	24 January 2008	ASX, LSE, JSE	Announcement	Quarterly Report 31 December 2007
E-Lodge	25 January 2009	ASX, LSE, JSE	Announcement	Change to underground mining regime at the Everest Mine
E-Lodge	30 January 2008	ASX, LSE, JSE	Announcement	Power Supply Interruptions in South Africa
E-Lodge	7 February 2008	ASX, LSE, JSE	Announcement	Half Year Financial Results (December 2007)
E-Lodge	7 February 2008	ASX, LSE, JSE	Announcement	Appendix 4D Half Year Report 6 Months Ended 3 December 2007
E-Lodge	11 February 2008	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	12 February 2008	ASX, LSE, JSE	Announcement	Interim Dividend
E-Lodge	21 February 2008	ASX, LSE, JSE	Announcement	Audit Confirmation Letter
E-Lodge	25 February 2008	ASX, LSE, JSE	Announcement	Appendix 3Y
E-Lodge	15 April 2008	ASX, LSE, JSE	Announcement	Aquarius announces repurchase of Implats' stakes and associated equity capital and debt raising
E-Lodge	16 April 2008	ASX, LSE, JSE	Announcement	Appendix 3C
E-Lodge	16 April 2008	ASX, LSE, JSE	Announcement	Completion of Equity Placing
E-Lodge	17 April 2008	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	28 April 2008	ASX, LSE, JSE	Announcement	Third Quarter 2008 Proudction & Financial Results
E-Lodge	28 April 2008	ASX, LSE, JSE	Announcement	Completed Repurchase of Implats' Stakes
E-Lodge	1 May 2008	ASX, LSE, JSE	Announcement	Appendix 3F
E-Lodge	2 June 2008	ASX, LSE, JSE	Announcement	Unprotected Strike Action at Everest Mine
E-Lodge	3 June 2008	ASX, LSE, JSE	Announcement	Everest Employees Return to Work
E-Lodge	4 June 2008	ASX, LSE, JSE	Announcement	Platinum Mile Transaction Approved for Comple
E-Lodge	9 June 2008	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	12 June 2008	ASX, LSE, JSE	Announcement	Appendix 3Y
E-Lodge	12 June 2008	ASX, LSE, JSE	Announcement	Notice under Section 708A(5)(e) of the Corporations Act 2001
E-Lodge	16 June 2008	ASX, LSE, JSE	Announcement	Appendix 3B

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

E-Lodge	16 June 2008	ASX, LSE, JSE	Announcement	Notice under Section 708A(5)(e) of the Australian Corporations Act 2001
E-Lodge	18 June 2008	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	20 June 2008	ASX, LSE, JSE	Announcement	Notice of General Meeting
E-Lodge	23 June 2008	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	23 June 2008	ASX, LSE, JSE	Announcement	Notice under Section 708A(5)(e) of the Australian Corporations Act 2001
E-Lodge	30 June 2008	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	30 June 2008	ASX, LSE, JSE	Announcement	Notice under Section 708A(5)(e) of the Australian Corporations Act 2001
E-Lodge	30 June 2008	ASX, LSE, JSE	Announcement	Results of Meeting
E-Lodge	24 July 2008	ASX, LSE, JSE	Announcement	Quarterly Report 30 June 2008
E-Lodge	7 August 2008	ASX, LSE, JSE	Announcement	Appendix 4E
E-Lodge	7 August 2008	ASX, LSE, JSE	Announcement	Full Year Results: 30 June 2008
E-Lodge	11 August 2008	ASX, LSE, JSE	Announcement	Appendix 3Y
E-Lodge	9 September 2008	ASX, LSE, JSE	Announcement	Fatality at Kroondal Platinum Mine
E-Lodge	10 September 2008	ASX, LSE, JSE	Announcement	Return to work at Kroondal and Marikana
E-Lodge	11 September 2008	ASX, LSE, JSE	Announcement	Statement regarding SA Platinum Industry
E-Lodge	16 September 2008	ASX, LSE, JSE	Announcement	Appendix 3Y
E-Lodge	30 September 2008	ASX, LSE, JSE	Announcement	Full Statutory Accounts
E-Lodge	27 October 2008	ASX, LSE, JSE	Announcement	Final Phase of BEE Transaction Completed
E-Lodge	27 October 2008	ASX, LSE, JSE	Announcement	Notice under Section 708A(5)(e) of the Australian Corporations Act 2001
E-Lodge	28 October 2008	ASX, LSE, JSE	Announcement	Quarterly Report 30 September 2008
E-Lodge	29 October 2008	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	31 October 2008	ASX, LSE, JSE	Announcement	Annual Report 2008
E-Lodge	3 November 2008	ASX, LSE, JSE	Announcement	Notice of Annual General Meeting
E-Lodge	3 November 2008	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	6 November 2008	ASX, LSE, JSE	Announcement	Appendix 3Y
E-Lodge	6 November 2008	ASX, LSE, JSE	Announcement	Appointment of New Director
E-Lodge	6 November 2008	ASX, LSE, JSE	Announcement	Appendix 3X
E-Lodge	25 November 2008	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	26 November 2008	ASX, LSE, JSE	Announcement	Appointment of New Corporate Broker
E-Lodge	1 December 2008	ASX, LSE, JSE	Announcement	Result of AGM
E-Lodge	8 December 2008	ASX, LSE, JSE	Announcement	Mining Operations Temporarily Suspended at Everest Platinum Ming

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

Anne Cully

ANNE CULLY
INVESTOR RELATIONS

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



8 December 2008

Mining Operations Temporarily Suspended at Everest Platinum Mine

Aquarius Platinum Limited advises that operations at the Everest Platinum Mine have been temporarily suspended owing to geotechnical issues.

Instability has developed in the main decline into the mine, in part attributed to a shear zone above the decline, a feature of the geology at Everest. This instability was detected during the course of the weekend and operations were suspended from the night shift on Sunday, 7 December. Proactive measures ensured that no personnel were placed at risk.

The company's rock engineering specialists are currently assessing the situation. It is expected that the suspension of operations will be for at least one week.

Further announcements will be made in due course.

For further information please contact:

Nick Bias
nickbias@aquariusplatinum.com
+ 41 (0)79 888 1642

Charmane Russell
charmane@rair.co.za
+27 (0)11 880 3924
+27 (0)82 318 98 55

File # 82-5097

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



1 December 2008

RESULTS – ANNUAL GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at the Annual General Meeting of Aquarius Platinum Limited on 28 November 2008 were approved as follows:

1. **Resolution 1 – Re-election of Mr David Dix**

   To consider and, if thought fit, to pass, the following resolution:

   "That Mr David Dix, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 228,825,583	*Against: 11,283,501*	*Abstain: 2,650,234*

2. **Resolution 2 – Re-election of Sir William Purves**

   To consider and, if thought fit, to pass, the following resolution:

   "That Sir William Purves, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

In Favour: 228,825,582	*Against: 11,283,502*	*Abstain: 2,650,234*

3. **Resolution 3 - Re-appointment of Auditor**

   To consider and, if thought fit, to pass, with or without amendment, the following resolution:

   "That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

In Favour: 240,053,475	*Against: 55,609*	*Abstain: 2,650,234*

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

or visit: **www.aquariusplatinum.com**

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED

25 November 2008

Appointment of New Corporate Broker

Aquarius Platinum Limited is pleased to announce that it has appointed Merrill Lynch International to act as joint UK corporate broker with immediate effect, replacing Morgan Stanley & Co. International Limited.

For further information please contact:

Aquarius Platinum
In Australia:
Willi Boehm
+61 (0) 8 9367 5211

In the United Kingdom and South Africa
Nick Bias
nickbias@aquariusplatinum.com
+ 41 (0)79 888 1642

Merrill Lynch
Andrew Fairclough
andrew_fairclough@ml.com
+44 (0)20 7995 0469

ASX, LSE & JSE



AQUARIUS PLATINUM LIMITED

25 November 2008

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

Lazard Asset Management LLC and subsidiaries, has advised the Company that its notifiable interest in the Company is now 8.12%, representing 26,561,349 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Zwelakhe Solomon Mankazana
Date of appointment	5 November 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	**Number & class of Securities**
Mr Mankazana is a director and 25% shareholder of Savannah Resources Limited, a member of the Savannah Consortium that comprises Chuma Holdings, Malibongwe Womens Development Organisation and Savannah Resources.	65,042,856 common shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder **(if issued securities)**	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



6 November 2008

Appointment of New Director

Aquarius Platinum Limited ("Aquarius") is pleased to announce that Mr Zwelakhe Mankazana has been appointed as a non-executive director, effective immediately.

Mr Mankazana is an executive director of Savannah Resources (Pty) Limited, the lead investor in the Savannah Consortium, Aquarius' BEE investor and partner. He joined the Board of Aquarius Platinum (South Africa) (Pty) Limited in February 2005 and during February 2007 was appointed Alternate Director for Mr Kofi Morna on the Aquarius Board.

Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of several South African companies, including mobile operator 3C Telecommunications (Pty) Limited, and Chairman of S.A. Direct TV Limited. He is also involved in community development as a trustee on several development trusts.

The Aquarius Board will now consist of:

Mr Nicholas Sibley	Independent Non-executive Chairman
Mr Stuart Murray	Chief Executive Officer
Sir William Purves	Senior Independent Non-executive Director
Mr David Dix	Independent Non-executive Director
Mr Timothy Freshwater	Independent Non-executive Director
Mr Edward Haslam	Independent Non-executive Director
Mr Zwelakhe Mankazana	Non-executive Director
Mr Kofi Morna	Non-executive Director

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
+44 (0)7887 920 530
nickbias@aquariusplatinum.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Kofi Morna
Date of last notice	10 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Morna is a director and 25% shareholder of Savannah Resources Limited, a member of the Savannah Consortium that comprises Chuma Holdings, Malibongwe Womens Development Organisation and Savannah Resources.
Date of change	30/10/2008
No. of securities held prior to change	Nil
Class	Common shares
Number acquired	65,042,856 common shares
Number disposed	–
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Rand 757,966,101
No. of securities held after change	65,042,856 common shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	To satisfy the Company's obligations under the agreements between the Company and its BEE partners as approved by shareholders in October 2004.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED

3 November 2008

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

Lazard Asset Management LLC and subsidiaries, has advised the Company that its notifiable interest in the Company is now 6.518%, representing 21,320,492 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

File # 82-5097

Aquarius Platinum Limited

EXEMPT COMPANY NO. EC26290

ARBN 087 577 893

Notice of Annual General Meeting

and

Explanatory Memorandum

Date of Meeting:	**Friday, 28 November 2008**
Time of Meeting:	9:00 am
Place of Meeting:	Clarendon House 2 Church Street Hamilton BERMUDA

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Your 2008 Annual Report is now available at *www.aquariusplatinum.com*

File # 82-5097

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290
ARBN 087 577 893

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an annual general meeting of shareholders of Aquarius Platinum Limited ("**Company**") will be held at 9:00 am on Friday, 28 November 2008 at Clarendon House, 2 Church Street, Hamilton, Bermuda.

The Explanatory Memorandum which accompanies and forms part of this Notice of Annual General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of Annual General Meeting.

Agenda

1. Appointment of Chairman of the Meeting

2. Confirmation of the Notice and Quorum

3. Accounts for the Period Ended 30 June 2008

To receive the financial statements, directors' report and auditor's report for the Company and its controlled entities for the period ended 30 June 2008.

4. Resolution 1 – Re-election of Mr David Dix

To consider and, if thought fit, to pass, the following resolution:

"That Mr David Dix, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

5. Resolution 2 – Re-election of Sir William Purves

To consider and, if thought fit, to pass, the following resolution:

"That Sir William Purves, who retires by rotation in accordance with the Company's Bye-Laws and being eligible, offers himself for re-election, be re-elected as a Director."

6. Resolution 3 - Re-appointment of Auditor

To consider and, if thought fit, to pass, with or without amendment, the following resolution:

"That, Messrs Ernst & Young of Perth, Western Australia, be and are hereby appointed as Auditors of the Company until the conclusion of the next annual general meeting at a fee to be agreed by the Directors."

By Order of the Board
Willi Boehm
Company Secretary
DATED: 3 November 2008

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd PO Box 485 SOUTH PERTH WA 6951 AUSTRALIA	OR	Codan Services Clarendon House 2 Church Street Hamilton HM CX BERMUDA	OR	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY ENGLAND
Facsimile (618) 9367 5233		Facsimile (441) 292 4720		Facsimile (870) 703 6076

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 5.00pm Wednesday, 26 November 2008. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY File # 82-5097

I/We ______________________________

of ______________________________

being a shareholder/(s) of Aquarius Platinum Limited ("Company") and entitled to ______________ shares in the Company

hereby appoint ______________________________

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Friday, 28 November 2008 and at any adjournment thereof in respect of ______________ of my/our shares or, failing any number being specified, ALL of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated:

Resolution		For	Against	Abstain
1.	Re-election of Mr David Dix	☐	☐	☐
2.	Re-election of Sir William Purves	☐	☐	☐
3.	Re-appointment of Auditor	☐	☐	☐

As witness my/our hand/s this ______ day of ______ 2008

If a natural person:
SIGNED by) in the presence of:

______________ Name (Printed)

______________ Witness ______________ Name (Printed)

If a company:

EXECUTED by in accordance with its constitution)

______________ Director ______________ Director/Secretary

______________ Name (Printed) ______________ Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ______________________________)

by ______________________________)

under a Power of Attorney dated ______ and who) declares that he/she has not received any revocation of such Power) of Attorney in the presence of:

______________ Signature of Attorney

______________ Signature of Witness

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at the Annual General Meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9:00 am on Friday, 28 November 2008.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of Annual General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Re-Election of Mr David Dix as a Director

It is a requirement under the Company's Bye-laws that Mr David Dix retire by rotation. Mr Dix has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Mr Dix be re-elected.

2. Resolution 2 – Re-Election of Sir William Purves as a Director

It is a requirement under the Company's Bye-laws that Sir William Purves retire by rotation. Sir William Purves has offered himself for re-election as a Director.

The remaining Directors recommend to shareholders that Sir William Purves be re-elected.

3. Resolution 3 – Re-Appointment of Auditor

Section 89(2) of the *Companies Act* 1981 provides that members of a company at each annual general meeting shall appoint one or more auditors to hold office until the close of the next annual general meeting. In addition, Section 89(6) provides that the remuneration of an auditor appointed by the members shall be fixed by the members or by the Directors, if they are authorised to do so by the members.

Ernst & Young are the Company's auditors. Pursuant to resolution 3, Ernst & Young will be re-appointed the Company's auditors until the close of the next annual general meeting at a fee to be agreed by the Directors.

4. Glossary of Terms

In the Notice of Annual General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

"ASX" means ASE Limited.

"ASX Listing Rules" means the official listing rules of ASX.

"Board" means the board of Directors.

"Companies Act" means the Companies Act 1981 of Bermuda as amended from time to time.

"Company" and **"Aquarius"** means Aquarius Platinum Limited ARBN 087 557 893.

"Directors" means the directors of the Company from time to time.

"Explanatory Memorandum" means this explanatory memorandum.

"Meeting" and **"Annual General Meeting"** means the annual general meeting of shareholders in the Company or any adjournment thereof, convened by the Notice.

"Notice" and **"Notice of Annual General Meeting"** means the notice of annual general meeting which accompanies this Explanatory Memorandum.

"Resolution" means a resolution in the Notice of Meeting.

"Shareholder" means a registered holder of Shares.

"Share" means a fully paid common share in the capital of the Company.



29 October 2008

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

Lazard Asset Management LLC and subsidiaries, has advised the Company that its notifiable interest in the Company is now 8.005%, representing 20,977,508 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

AQUARIUS PLATINUM LIMITED

Aquarius Platinum
First Quarter 2009 Financial & Production Results

File # 82-5097

Highlights of the Quarter

- Attributable production increased 17% to 128,366 PGM ounces
- Reduction in cash costs per ounce at Kroondal, Marikana, Mimosa, CTRP and Platinum Mile
- Significant falls in all PGM prices, with some respite from a weaker Rand US Dollar exchange rate
- Gross "cash" profit of $49.1 million (gross "cash" margin of 34%) before negative impact of metal price revenue adjustments ($37.7 million) attributable to the preceding quarter
- Negative metals price revenue adjustments on metals in pipeline of $71.9 million ($37.7 million from prior quarter and $34.2 million in current quarter), resulting in a net loss of $21.5 million for the quarter

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said "Despite all the gloom in the sector, it is encouraging that the production turnaround we required has started to deliver, with increases in production and decreases in unit costs across most of our operations, despite the inflationary cost pressures experienced over the last two quarters in particular. The operations at Mimosa had an outstanding quarter despite the challenges facing management due to the prevailing economic circumstances".

However operations experienced softer margins as the production and cost improvements were not sufficient to offset shrinking revenue and negative metal price revenue adjustments attributable to the significant fall in the prices of all the metals we produce. During the quarter, the shine came off our basket of metals, with prices falling back to levels last seen in 2006 and earlier. With this background, the Number 2 Shaft at Marikana has already been placed on care and maintenance, with the redeployment of skills and underground equipment to other positive margin generating areas Marikana and Kroondal. The group financials have reported a net loss for the quarter, attributable in part to the flow through of negative revaluations of June quarter sales recognized in the current quarter. Just as profits rose very sharply in Q3 and Q4 of FY2008 at the time of the electricity crisis, they have fallen as sharply in this quarter due to ongoing crises in financial markets."

P&SA1 at Kroondal

- PGM production up 22% quarter-on-quarter to 101,731 PGM ounces (Aquarius attributable 50,866 PGM ounces)
- Effective cash margin of 47%, reduced to -5% after accounting for negative sales price adjustments

P&SA2 at Marikana

- PGM production up 37% quarter-on-quarter to 38,883 PGM ounces (Aquarius attributable: 19,442 PGM ounces)
- Effective cash margin of 24%, reduced to -57% after accounting for negative sales price adjustments

Everest

- PGM production up 3% quarter-on-quarter to 32,365 PGM ounces (Aquarius attributable 32,365 PGM ounces)
- Effective cash margin of 36%, reduced to -37% after accounting for negative sales price adjustments

Mimosa

- PGM production up 13% quarter-on-quarter to 43,638 PGM ounces (Aquarius attributable 21,819 PGM ounces)
- Cash margin for the quarter reduced to 69% following metal price reductions

CTRP

- PGM production down 14% quarter-on-quarter to 1,764 PGM ounces (Aquarius attributable: 882 PGM ounces)
- Effective cash margin of 69%, reduced to -8% after accounting for negative sales price adjustments

Platinum Mile

- PGM production up 19% quarter-on-quarter to 5,983 PGM ounces (Aquarius attributable: 2,992 PGM ounces)
- Cash margin for the quarter at 44%

Financials
Production of PGMs attributable to shareholders of Aquarius was 128,366 PGM ounces, up 17% from the previous quarter ended 30 June 2008. All mines recorded increased production with the exception of the CTRP operation where a minimal shortfall of 140 PGM ounces was recorded. Mine operations that recorded the most significant production increase were Marikana, up 37% from the previous quarter and Kroondal, up 22% from the previous quarter.

For the quarter to 30 September 2008, revenue was $178 million before the impact of negative $71.9 million sales adjustments due to significantly weaker PGM prices. The $71.9 million comprises a $37.7 million adjustment for production from the previous June quarter revalued at the lower PGM prices in the current quarter and an unrealised $34.2 million adjustment for production in the current quarter repriced at the lower PGM prices at the end of the quarter. Consequently, revenue recorded to the profit & loss account after the negative sales adjustment for the quarter was $106 million (comprising sales revenue of $101 million and interest income of $5 million).

Aquarius settles its PGM concentrate sales based on a four month pipeline. Accounting standards predicate that revenue is calculated in the month of concentrate delivery at the prevailing PGM spot price and foreign exchange rate and in the following months any unsettled sales in the pipeline are revalued to current spot prices and foreign exchange rates, resulting in positive or negative sales price adjustments and foreign exchange adjustments. Settlement of the sales pipeline is concluded in month four following delivery based on PGM spot prices at the date of settlement. For the quarter to September 2008, platinum closed 54% lower at $1,004 per ounce and rhodium 58% lower at $4,050 per ounce.

Gross margins for the quarter were eroded due to the impact of the negative sales adjustment described above. It should be noted, however, that after adjusting for the $37.7 million negative adjustment to pipeline sales relating to the previous quarter, the gross "cash" profit would have been $49.1 million and the gross "cash" margin for the quarter under review would have been be 34.1% as demonstrated in Table B below.

Table A: Aquarius Attributable Production and Net Profit Summary by Quarter

	Quarter ended Dec 2007	Quarter ended Mar 2008	Quarter ended Jun 2008	Quarter ended Sep 2008
4PGE Production (attributable)	137,456	112,527	109,863	128,366
Revenue	$189.8m	$191.8m	$217.4m	$178.2m
PGM Sales Adjustments – Realised & Unrealised	$32.2m	$56.6m	$29.6m	($71.9m)
Total Revenue	$222.0m	$248.4m	$247.0m	$106.3m
Net Profit/(Loss) After Tax & Outside Equity Interests	$57.1	$90.8m	$39.1	($21.5m)

Table B: Analysis of Impact of the PGM Sales Adjustment on Current Quarter Gross Margins

	Current Quarter	Portion of sales adjustment relating to previous quarter	Adjusted gross profit for the current quarter
Revenue	$178.2m	-	$178.2m
Impact of Sales Adjustments	($71.9m)	($37.7m)	($34.2m)
Reported Revenue	$106.3m	($37.7m)	$144.0m
Cost of Sales (cash)	($94.9m)	-	(94.9m)
Gross "Cash" Profit	$11.4m	-	$49.1m
Gross "Cash" Margin (%)	10.7%	-	34.1%
Depreciation & Amortisation	($10.0m)	-	($10.0m)
Gross Profit	$1.4m	($37.7m)	$39.1m

Reflecting the impact of a significant fall in PGM and base metal prices since the June quarter and the consequent realised and unrealised negative revenue adjustments of $71.9 million, the consolidated earnings for the quarter to 30 September 2009 recorded a net loss of $21.5 million (US 8.2 cents per share).

The movement in the PGM sales adjustments as disclosed above is an indicator of the movement in PGM prices during a quarter. As PGM prices have decreased further subsequent to the end of the September quarter, it is likely that Q2 will also be impacted by negative sales adjustments unless PGM prices stabilise at levels recorded at the end of this quarter.

Finance charges for the quarter of $11.5 million included interest payments on the RMB debt facility of $8.2 million, pipeline finance of $1.6 million and a non-cash component of $1.7 million on the unwinding of the rehabilitation provision.

At operations in South Africa, price increases have been experienced in the following input costs:

Table C: Quarterly Price Cost Increases at AQPSA, Q1 FY2009 Compared to Q4 FY2008

	Q1 2009 compared to Q4 2008
Labour	21%
Diesel	17%
Chemicals	60%
Explosives	45%
Steel	28%
Electricity*	60%

Labour costs remain under pressure due to the increasing competition for critical skills in the mining industry as well as inflation driven wage demands. These increases are annual, but came into effect during the first quarter at the same time that the labour complement increased. Even though most input prices are market driven, management are constantly assessing options to reduce supplier prices through ongoing re-evaluation and re-tendering of primary consumables.

The following chart shows the percentage breakdown of cash costs at AQPSA over the past five quarters. The Rand increases in all costs are evident, though it should be noted that the relative increased contribution to costs from labour and explosives do also mask efficiency gains achieved in all components, notably power (diesel and electricity) and steel consumption.

AQPSA Cash Costs by Type Q1 2008 to Q1 2009


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
45%
26%
10%
9%
4%
5%
1%
42%
22%
20%
8%
4%
4%
2%
40%
23%
20%
7%
4%
5%
1%
45%
21%
15%
9%
5%
5%
1%
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Labour
Steel
Other
Explosives
Electricity
Diesel
Chemicals

Looking to the second quarter 2009, it is anticipated that reductions in unit costs will be achieved again as production increases further and falling prices for diesel, chemicals and steel start to flow through the cost base. In addition US$ weakness is expected to provide some respite as the falling price of consumables starts to feed through to costs during the second quarter.

Depreciation and amortisation was in line with expectation at $10.3 million as was the amortisation arising from the fair value uplift of mineral rights at $1.7 million.

The Aquarius group cash balance at 30 September 2008 totalled $214 million, an increase of $43 million since 30 June 2008. Net operating cash flow for the quarter was $91 million with $208 million received from sales, $113 million paid to suppliers and net finance costs of $5 million. Material cash flow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $11 million and dividends paid of $26 million.

Group cash is held as follows:

AQP	$27 million
AQPSA	$157 million
ACS(SA)	$8 million
Mimosa	$22 million
Total	**$214 million**

Group Attributable Production (PGM Ounces)


PGM ounces
150,000
100,000
50,000
0
Dec 07
Mar 08
Jun 08
Sep 08
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)

Production by Mine

PGMs (4E)	Quarter Ended			
	Dec 2007	Mar 2008	Jun 2008	Sep 2008
Kroondal	101,542	100,020	83,062	101,731
Marikana	37,744	24,223	28,416	38,883
Everest	46,719	31,107	31,327	32,365
Mimosa	39,372	34,283	38,517	43,638
CTRP	2,816	2,309	2,044	1,764
Platinum Mile	-	2,006*	5,035	5,983
Total	**228,193**	**193,948**	**188,401**	**224,364**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Dec 2007	Mar 2008	Jun 2008	Sep 2008
Kroondal	50,771	50,010	41,531	50,866
Marikana	18,872	12,111	14,208	19,442
Everest	46,719	31,107	31,327	32,365
Mimosa	19,686	17,142	19,258	21,819
CTRP	1,408	1,154	1,022	882
Platinum Mile	-	1,003*	2,517	2,992
Total	**137,456**	**112,527**	**109,863**	**128,366**

**From 1 March 2008*

Metals Prices and Foreign Exchange

PGM and base metals prices weakened considerably through the first quarter from record highs down to prices last experienced in early 2006. Platinum closed 52% lower at $1,004 per ounce; rhodium 58% lower at 4,050 per ounce; palladium 57% lower at $199 per ounce, while gold fell only 3% at $894 per ounce. Prices have continued to fall in October 2008 and will continue to impact the financial performance of the Group.

Platinum experienced strong falls due to redemptions of physical positions from both TOCOM and the ETF at a time of seasonally low demand as autocatalyst producers destocked over the northern hemisphere summer. The situation deteriorated into September with the liquidation of large physical positions as certain institutional funds were shut down.

Recessionary concerns highlighted by falling auto sales have dampened the perceived outlook for autocatalyst sales. In the medium term, it is expected that tightening emissions standards in North America, Europe and Japan in 2009 and 2010 will increase PGM catalyst loadings, and this, together with the need for replacement catalysts on ageing autos fleet, will offset any reduction due to declining sales of new autos.

Ongoing constraints in supply have largely continued unnoticed, with industry production likely to be considerably lower in the short and long-term due to ongoing power, cost and labour issues and in the long-term as expansions and new projects by junior and major miners alike are being delayed or indeed scrapped altogether.

Individual PGM Prices September 2007 to September 2008 (Dollar and Rand per PGM ounce)


Pt, Pd & Au
($/oz)
Rh
($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Platinum
Palladium
Gold
Rhodium
Sep-2007
Dec-2007
Mar-2008
Jun-2008
Sep-2008

File # 82-5097

PGM Basket Prices September 2007 to September 2008
(Dollar and Rand per PGM Basket ounce)



$/oz
Rand/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08

PGM basket prices fell to levels last seen in 2006. The average basket price for South African operations fell 55% over the quarter from $2,378 to $1,082 per 4PGE ounce and 52% in Rand terms from R18,615 to R8,984 per 4PGE ounce. In Zimbabwe, the average basket price fell 52% from $1,689 to $812 per 4PGE ounce. The noticeable difference in the dollar and rand falls is due to a weakening of the rand over the quarter of 6% to 8.30 on 30 September 2008 as shown in the chart below. Since the quarter end the Rand has continued to weaken against the US dollar.

Rand Dollar Exchange Rate September 2007 to September 2008



8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08

The average PGM basket prices for the Group fell for the quarter in both Rand and US Dollar terms, down 23% to R13,049 per 4PGE ounce and 23% to $1,684 per 4PGE ounce respectively. While US dollar commodity prices have continued to weaken in October 2008, the Rand basket price has suffered less due to a weakening Rand/US dollar rate which broke through 11.00 towards the end of October.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Dec 2007	Mar 2008	Jun 2008	Sep 2008
Kroondal	1,657	2,129	2,350	1,758
Marikana	1,632	2,041	2,311	1,693
Everest	1,635	2,112	2,266	1,692
Mimosa	1,083	1,237	1,607	1,549
CTRP	1,967	2,505	2,850	2,251
Platinum Mile	-	-	1,989	1,085
Aquarius Group Average	1,567	1,981	2,187	1,684

File # 82-5097

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 30 Sep 2008
$'000

	Note:	Quarter Ended 30/09/08*	Quarter Ended 30/09/07*	Financial Year ended 30/6/08
Aquarius PGM Production (attributable ounces)		<u>*128,366*</u>	<u>*140,357*</u>	<u>*500,203*</u>
Revenue	*(i)*	106,243	201,620	919,012
Cost of sales	*(ii)*	(104,870)	(88,445)	(359,873)
Gross profit/(loss)		**1,373**	**113,175**	**559,139**
Other income		74	298	2,109
Admin & other operating costs		(2,327)	(2,012)	(10,467)
Other FX movements	*(iii)*	(23,427)	(7,750)	14,286
Finance costs	*(iv)*	(11,598)	(3,616)	(28,260)
Profit/(loss) before tax		**(35,905)**	**100,095**	**536,807**
Income tax expense		(1,129)	(24,659)	(173,214)
Profit/(loss) after tax		**(37,034)**	**75,436**	**363,593**
Minority interest	*(v)*	15,475	(25,915)	(127,119)
Net profit/(loss)		**(21,559)**	**49,521**	**236,474**
EPS (basic – cents)		*(8.2)*	*58.2*	*92.0*

** Unaudited*

Notes on the September 2008 Consolidated Income Statement

(i) Revenue is lower compared to September 2007 quarter despite a higher average PGM basket price of $1,684 per ounce in the current quarter, due to (i) $37.7 million realised negative PGM price adjustment attributable to the preceding quarter, caused by decreasing prices in the current quarter and (ii) 8.5% lower PGM production in current quarter.

(ii) Cost of sales per PGM ounce increased due to lower production at Everest and the impact of inflation on SA costs.

(iii) Reflects foreign exchange movements on revaluation of net monetary assets at 30 September including pipeline finance $7.8million, costs of goods sold at Mimosa $6.9 million, $8.7 million on cash assets.

(iv) Finance costs includes group debt $8.2 million, pipeline finance $1.6 million and unwinding of rehabilitation provision $1.7 million.

(v) Minority interests reflect outside equity interest of the Savannah Consortium 32.5% (SavCon) in AQPSA.

File # 82-5097

Aquarius Platinum Limited
Consolidated Cash flow Statement
Quarter ended 30 September 2008
$'000

		Quarter ended		Financial year ended
	Note:	**30/09/08***	**30/09/07***	**30/06/08**
Net operating cash inflow	*(i)*	90,637	114,428	346,260
Net investing cash outflow	*(ii)*	(11,499)	(10,359)	(125,235)
Net financing cash outflow	*(iii)*	(26,205)	(336)	(320,081)
Net increase in cash held		**52,933**	**103,733**	**(99,056)**
Opening cash balance		170,956	287,663	287,663
Exchange rate movement on cash		(10,064)	3,623	(17,651)
Closing cash balance		**213,825**	**395,019**	**170,956**

** Unaudited*

Notes on the September 2008 Consolidated Cash flow Statement

(i) Net operating cash flow includes $208 million inflow from sales, $113 million paid to suppliers and net finance expense of $4.8 million.

(ii) Reflects development and plant and equipment expenditure of $11.4 million.

(iii) Includes the final dividend transferred to Computershare for payment to shareholders of $26.2 million.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 September 2008
$'000

	Note:	30/09/08*	30/06/08
Assets			
Cash assets		213,825	170,956
Current receivables	*(i)*	78,888	186,964
Other current assets	*(ii)*	43,141	35,941
Property, plant and equipment	*(iii)*	213,251	214,314
Mining assets	*(iv)*	295,437	284,629
Other non-current assets		15,283	15,599
Goodwill		56,842	58,505
Total assets		**916,667**	**966,908**
Liabilities			
Trade and other payables		58,879	56,294
Current interest bearing liabilities	*(v)*	202,248	208,161
Other current liabilities		4,711	3,157
Non-current interest-bearing liabilities		2,462	1,657
Other non-current liabilities	*(vi)*	150,878	153,125
Total Liabilities		**419,178**	**422,394**
Net assets		**497,489**	**544,514**
Equity			
Parent entity interest		477,940	508,914
Minority interest		19,549	35,600
Total Equity		**497,489**	**544,514**

** Unaudited*

Notes on the September 2008 Consolidated Balance Sheet

(i) Receivables relating to PGM concentrate sales, decrease relates to drop in PGM prices.
(ii) Reflects PGM concentrate inventory.
(iii) Represents plant and equipment within the Group.
(iv) Mining assets for Kroondal, Marikana, Mimosa and Everest mining (mining rights) operations.
(v) Rand Merchant Bank debt facility.
(vi) Includes deferred tax liabilities $90 million and provision for closure costs $59 million.

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 67.5%)
P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter deteriorated from 0.49 in the previous quarter to 0.54. Eleven lost time injuries were reported during the quarter.

As already announced, it is regrettable that a fatal accident occurred at the Kroondal Platinum Mine's K5 shaft on Friday 5 September when a fitter assistant, Mr Siyabonga Hlungwani, an employee of mining contractor Redpath Mining, was fatally injured when he was struck by a Load Haul Dump (LHD) vehicle in the underground operation.

AQPSA has concluded the internal investigation but was issued a Section 54 instruction under the Mine Health and Safety Act, 1996. The instruction resulted in a 3-day stoppage on all Kroondal and Marikana shafts. The Department of Minerals and Energy (DME) has yet to complete the enquiry into the accident.

Mining

- Production tons increased by 22% to 1,697,669 tons
- Head grade increased marginally to 2.54 g/t.

Processing

- Tons processed increased by 17% to 1,567,146 tons.
- Recoveries improved to 78%.
- PGM production increased by 22% to 101,731 PGM ounces.

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production (PGM ounces)
Rand cash costs per PGM ounce
120,000
100,000
80,000
60,000
40,000
20,000
-
6,000
5,000
4,000
3,000
2,000
1,000
0
Dec 07
Mar 08
Jun 08
Sep 08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $1,758 per PGM ounce, 25% lower than the previous quarter. The Rand Dollar exchange rate averaged 7.75 for the quarter. Revenue at Kroondal decreased by 60% to R542 million for the quarter (Aquarius attributable: R271 million).

The increase in production was offset by the significant reduction in the basket price. This was compounded by negative sales adjustments caused by weakening PGM prices at the close of the period compared to the close of the prior quarter.

Operations

Total production increased by 22% to 1,697,669 tons. Production from underground operations increased by 21% to 1,688,170 tons with only 9,499 tons produced from open pit operations. It is envisaged that open pit production will be completed during the next quarter.

Production was adversely affected during the quarter by underground mining contractors Murray & Roberts and Redpath SA's employees embarking on protected industrial action. Two national stay-aways were organised by the National Union of Mineworkers in protest of the high local price of food resulting in two days of lost production. In addition, production was also impacted by the Section 54 instruction issued by the DME following the fatal accident at K5 shaft. Aquarius, in conjunction with Murray & Roberts and organised labour, has embarked on a comprehensive relationship-building initiative, which was launched during the quarter. Murray & Roberts finalised wage negotiations during the period, reaching agreement with organised labour.

Production was also negatively affected by the fewer number of production days due to two public holidays during the quarter.

Tons processed increased by 17% to 1,567,146 tons, comprising 1,564,187 tons from underground and 2,960 tons of opencast material. Stockpiles at the end of the quarter were 23,740 tons.

The head-grade increased to 2.54 g/t.

Recoveries increased 1.5% to 78%.

PGM production increased by 22% to 101,731 PGM ounces (Aquarius attributable: 50,866 ounces) due to the increased underground production.

Primary development for the quarter was 1,935 metres.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Sep 2008	60,634	29,573	11,068	456	101,731	50,866
Jun 2008	49,621	24,054	9,014	372	83,062	41,531
Mar 2008	59,834	28,966	10,759	461	100,020	50,010
Dec 2007	60,726	29,525	10,819	472	101,542	50,771

Operating Cash Costs

Cash costs per ton increased by 2% to R362 and costs per PGM ounce decreased by 2% to R5,579. The positive effect of increased production was negated by inflationary factors, including the implementation of market-related wage increases and exceptionally high increases in electricity, steel and diesel costs during the period. Nevertheless, the increase in production resulted in sufficient fixed cost dilution to effect a marginal unit cost reduction for the period. Gross revenue decreased by 60% to R542m as a result of the significant decline in PGM prices and the negative sales adjustment. As a result, Kroondal Mine shows a negative cash margin for the period of -5%, however, the calculated cash margin for the quarter excluding the sales adjustments is 47% showing that the operation remains cash generative in terms of current operations.

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 5,579	R 4,577	R 4,437

Capital Expenditure

Capital expenditure for the quarter was R79.05 million, all ongoing capital. Major items included the rail link to the K5 shaft, upgrade of workshops and underground infrastructure.

P&SA2 at Marikana

Safety

The 12-month rolling average DIIR for the quarter deteriorated from 0.54 in the previous quarter to 0.64. Eight lost time injuries were reported during the quarter.

Mining

- Production tons increased by 35% to 694,832 tons, comprising 360,915 tons from underground and 333,917 tons from open pit operations
- Head grade increased by 5% to 2.81 g/t

Processing

- Tons processed increased by 30% to 683,525 tons
- Recoveries remain unchanged at 63%
- PGM production increased by 37% to 38,883 ounces (Aquarius attributable: 19,442 ounces)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
(PGM ounces)
Rand Cash Costs
per PGM ounce
40,000
30,000
20,000
10,000
-
12,000
10,000
8,000
6,000
4,000
2,000
-
Dec 07
Mar 08
Jun 08
Sep 08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $1,693 per PGM ounce, 27% lower than the previous quarter. The Rand Dollar exchange rate remained stable at 7.75 for the quarter. Quarterly revenue at Marikana decreased by 54% to R195 million (Aquarius attributable: R98 million) due to a significant reduction in PGM prices and negative sales adjustments caused by weakening PGM prices at the close of the period compared to the close of the prior quarter as detailed.

Operations
Total production increased by 35% to 694,832 tons for the quarter.

The opencast operation performed well showing a quarter-on-quarter increase of 40% to 333,917 tons. The change in the pit mining direction has now been completed for all the pits with mining taking place along dip. The stripping ratio for the quarter decreased by 14% to 30:1.

Production from underground operations increased by 31% to 360,915 tons. Despite the strong increase, production from underground was adversely affected by loss of face length due to increased frequency of potholes. Focus has been placed on development to mitigate the impact of the geological losses. A Section 54 instruction under the Mine Health and Safety Act, 1996 was issued by the DME for all the underground operations after a fatality at Kroondal K5 Shaft, resulting in three lost production days during the quarter.

Two national stay-aways were organised by the National Union of Mineworkers in protest of the high price of food resulting in two days of production lost. Production was also negatively affected by the fewer number of production days due to two public holidays during the quarter.

Industrial relations have improved substantially from the last quarter since AQPSA has assumed more managerial responsibility at the operation previously in the hands of contractors. During the quarter, a team-building exercise was held with organised labour to formulate better working relationships, and for the quarter, no further industrial action took place at Marikana.

The Number 2 Shaft at Marikana will be placed on care and maintenance, with the redeployment of skills and equipment to other revenue generating shafts at Marikana and Kroondal. The Shaft suffers from geological constraints and has been yielding 8,000 tons a month against a target of 20,000 tons. In terms of annualised production this is approximately equal to 5,600 PGM ounces, representing approximately 3.6% of Marikana production and 1% of group production for the quarter to September 2008. Skills and equipment are in process of being redeployed to other shafts at Marikana and Kroondal.

Tons processed increased by 30% to 683,525 tons, comprising 367,243 tons from underground and 316,282 tons of open pit. Stockpiles at the end of the quarter were 104,484 tons, an increase of 49% from the previous quarter. The stockpile increased from the last quarter in preparation for the rainy season and primarily consists of open pit ore.

The head-grade increased by 5% to 2.81 g/t, whilst recoveries remain unchanged at 63%. Although the underground ore processed was 16% more than open pit ore, lower recoveries of the open pit material was realised due to the deeper zones of weathering in the pit areas mined during the quarter.

PGM production for the quarter increased 36% to 38,883 PGM ounces (Aquarius attributable: 19,442).

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Sep 2008	24,182	10,609	3,866	226	38,883	19,442
Jun 2008	17,843	7,649	2,769	155	28,416	14,208
Mar 2008	15,114	6,601	2,351	158	24,223	12,111
Dec 2007	23,985	9,925	3,586	249	37,744	18,872

Operating Cash Costs
Cash costs per ton decreased by 24% to R448, whilst costs per PGM ounce decreased by 27% to R7,868. The unit cost remained under pressure from inflationary factors, including the implementation of market-related wage increases and exceptionally high increases in electricity, steel and diesel costs during the period, but was positively impacted by the strong production increase. Gross revenue decreased by 54% to R195m as a result of the significant decline in PGM prices and the negative sales adjustment. As a result, Marikana Mine shows a negative cash margin for the period of -57%, however, the calculated cash margin excluding the sales adjustments is 24% showing that the operation remains cash generative for the quarter in terms of current operations.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 7,868	R 6,473	R 6,273

Capital Expenditure
Capital expenditure totalled R22.4 million, including R20.6 million for ongoing capital (AQPSA share R10.3 million).

Contractor dispute with Moolman Mining
There have been no new developments during the quarter.

Everest Platinum Mine

Safety

The 12-month rolling average DIIR for the quarter improved from 0.89 in the previous quarter to 0.65. Two lost time injuries were reported during the quarter.

Mining

- Underground production increased by 8% to 440,675 tons; all opencast mining was completed during the previous quarter.
- The head grade deteriorated by 2% to 2.84 g/t.

Processing

- Plant processed 436,762 tons, 4.0% more than the previous quarter.
- Recoveries improved from 80% to 81%.
- PGM production increased by 3.0% to 32,365 PGM ounces.

Everest PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production
(PGM Ounces)
Rand Cash Costs
per PGM Ounce
50,000
40,000
30,000
20,000
10,000
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Dec 07
Mar 08
Jun 08
Sep 08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $1,692 per PGM ounce, 25% lower than the previous quarter, with average Rand Dollar exchange rate of 7.75. Revenue at Everest decreased by 70% to R157 million for the quarter (Aquarius attributable: R157 million) due to the significant weakening of PGM prices and negative sales pipeline adjustments caused by weakening PGM prices.

Operations

Total production increased by 6% to 440,675 tons, all from underground operations following the completion of open pit operations in the last quarter.

Production from underground operations increased by 8% during the quarter but was still adversely affected by the low availability of trackless mobile machinery and the challenging geology on the northern side of the mine resulting in all bords being cut in length by 50% for safety reasons. Wage negotiations also had an impact on employee performance and both agreements with Solidarity and the National Union of Mineworkers were successfully concluded midway through the quarter. Production was also negatively affected by the fewer number of production days due to two public holidays during the quarter.

Industrial relations show signs of improving due to the owner-operator model and active intervention by management through an employee relation and behaviour specialist.

Tons processed increased by 4% to 436,762 tons in line with the production. Stockpiles at the end of the quarter were 4,008 tons.

The head-grade decreased by 2% to 2.84 g/t due to the mining of the pyroxenite hanging-wall up to the shear zone in the northern side of the mine.

Recoveries improved 1.50% to 81% due to ongoing process optimisation.

PGM production increased by 3.0% to 32,365 PGM ounces.

Primary development for the quarter was 1,078 metres.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep 2008	19,302	9,465	3,325	274	32,365
Jun 2008	18,777	9,060	3,236	254	31,327
Mar 2008	18,863	8,912	3,072	259	31,107
Dec 2007	27,897	13,576	4,877	369	46,719

Operating Cash Costs

Cash costs per ton increased by 13% to R493 per ton, whilst costs per PGM ounce increased by 14% to R6,656. The increase in unit cost is attributed to inflationary factors, including the implementation of market-related wage increases and exceptionally high increases in electricity, steel and diesel costs during the period. Operational improvement measures are being implemented to realise a unit cost reduction. The cash margin for the quarter reduced to -37%. This variance is attributed to the negative pipeline sales adjustment that resulted from the significant fall in PGM prices during the quarter as detailed above. Gross revenue decreased by 70% to R157m as a result of the significant decline in PGM prices and the negative sales adjustment. As a result, Everest Mine shows a negative cash margin for the period of -37%, however, the calculated cash margin excluding the sales adjustments is 36% showing that the operation remains cash generative in terms of current operations.

Everest Operating Cash Costs per PGM Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R 6,656	R 5,421	R5,249

Capital Expenditure

Capital expenditure for the quarter was R26.6 million, for ongoing capital. Major items included conveyors at Strike 12 and Dip 5; four new utility vehicles and one new drill rig.

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling average DIIR for the quarter improved from 0.23 in the previous quarter to 0.19. Two lost time injuries were reported during the quarter.

Mining

- Underground production marginally increased by 0.6% to 500,000 tons
- Head grade slightly decreased 0.3% to 3.59 g/t
- The surface stockpile decreased to a total 482,000 tons at the end of the quarter, equivalent to over 70-days mill feed

Processing

- Concentrator plant recoveries decreased to 73.4% from 75.9%

- Total mine production increased by 13% to 43,638 PGM ounces (Aquarius share: 21,819 PGM ounces)The Wedza Phase 5 expansion project has been fully commissioned and is attaining design throughputs.

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce (100%)


Production
(PGM ounces)
$ Cash Cost per
PGM ounce
50,000
40,000
30,000
20,000
10,000
-
500
400
300
200
100
0
-100
-200
-300
-400
-500
Dec-07
Mar-08
Jun-08
Sep-08
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter decreased by 4% to $1,549 per PGM ounce. The average achieved nickel price over the quarter decreased by 26% to $9.79 per pound from $13.17 per pound in the previous quarter. Revenue for the quarter decreased to $63.7 million, with base metals accounting for approximately 21% of revenue. The cash margin decreased to 69% from 77% in the previous quarter mainly due to falling metal prices.

Operations

During the quarter mining operations hoisted 499,590 tons compared to 497,228 tons in the previous quarter. Tons milled during the quarter totalled 514,867 tons, with 15,277 tons being taken from the stockpile, which totalled 482,416 tons at the quarter end. In line with plan, the stockpile decreased by 15,277 tons.

The average plant grade marginally decreased to 3.59 g/t, compared to 3.60 g/t in the previous quarter

Tons processed totalled 514,867, a 17% increase compared to the previous quarter, due to Phase V commissioning at the end of the quarter.

Recoveries for the quarter slightly decreased to 73.4% from 75.9% due to reagent dosing facilities and poor water balancing.

PGM production during the quarter increased by 13% to 43,638 ounces (Aquarius attributable: 21,819 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Sep 2008	22,113	16,863	1,770	2,892	43,638	21,819
Jun 2008	19,532	14,821	1,535	2,628	38,517	19,258
Mar 2008	17,392	13,234	1,351	2,306	34,283	17,142
Dec 2007	19,996	15,216	1,563	2,597	39,372	19,686

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Sep 2008	602	498	17	301	249	8.5
Jun 2008	533	439	15	266	219	7
Mar 2008	475	392	14	237	196	7
Dec 2007	541	446	15	270	223	7

Operating Cash Costs

Cash costs per ROM ton decreased by 7% to $39, whilst costs per PGM ounce decreased by 5% to $465. The decrease in cash costs for the quarter was attributable to high production throughput recorded during the quarter. On mine cash costs were well retained at $370 per PGM ounce despite the impact of Zimbabwean inflation on total costs. The gross cash margin decreased to 69% from 77% in the previous quarter.

Net of by-products, cash costs were positive at $144 per PGM ounce, compared to $(23) per PGM ounce in the previous quarter, primarily due to falling nickel prices.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$465	$443	$143

Update on Foreign Currency Regime in Zimbabwe

The Interbank foreign exchange market introduced in April 2008 is still operational. The interbank exchange rates are; however, way below either the Old Mutual Implied rates and the parallel rates. The Central Bank has also recently authorised approximately 1,000 retail and wholesale outlets nation-wide to sell products in United States dollars.

Update on Indigenisation Legislation in Zimbabwe

The Indigenisation and Economic Empowerment bill was enacted into law during the last quarter of the previous financial year. Specific details on the implementation of the act in various sectors are being awaited. The details on the mining sector are supposed to be incorporated into the amendments to the Mines and Minerals Act which are yet to be brought before parliament.

Wedza Phase 5.5 Expansion

The Wedza Phase 5.5 Expansion Project has been fully commissioned and is attaining design throughputs. The major outstanding part of the project is on ventilation, to be completed in November 2008 allowing for a scope change to seal the two vent holes. Minor remedial actions are being attended to in the plant, in particular the replacement of the trammel-screen and completing the installation of the tailing line. It is planned to complete these in November 2008 as well. An intense programme is also being pursued to improve efficiencies in particular recoveries.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR increased from 5.62 to 5.69 from the previous quarter. No lost time accidents were recorded.

Processing

- Material processed remained constant at 70,000 tons
- Grade decreased 18% to 2.66g/t
- Recoveries increased by 12% to 33%
- Production decreased 14% to 1,764 PGM ounces (Aquarius attributable: 882 PGM ounces)

CTRP PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production
PGM Ounces
Rand Cash Cost
per PGM Ounce
3,000
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Dec-07
Mar-08
Jun-08
Sep-08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $2,251 per PGM ounce, 21% lower than the previous quarter, with average Rand Dollar exchange rate of 7.75. Revenue decreased by 86% to R6 million for the quarter (Aquarius attributable: R3 million) due to the lower production and negative sales pipeline adjustments caused by weakening PGM prices at the close of the period compared to the close of the prior quarter.

Operations

Material processed constant at 70,000 tons.

The head grade, however, decreased 18% to 2.66 g/t as a result of treating the lower grade material from the tailings dam outer areas, this material has a reduced grade as the PGM fines migrate to the centre of the dam during deposition.

Nevertheless, recoveries increased by 12% to 33% due the ongoing optimisation of the fine grind milling circuit. The improvement in grind was achieved by controlling the out let temperature of the mill. A higher temperature indicates better utilisation of the mill power thereby improving the grind.

This resulted in production decreasing by 14% to 1,764 PGM ounces (Aquarius attributable: 882 ounces) this decrease in production was due to the lower feed grade.

CTRP: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep 2008	1,077	388	295	4	1,764
Jun 2008	1,254	452	333	5	2,044
Mar 2008	1,437	517	351	5	2,309
Dec 2007	1,750	626	434	6	2,816

Operating Costs

Cash costs decreased by 13% to R3,785 per PGM ounce. Cash margin for the period of -8%, however, the calculated cash margin excluding the sales adjustments is 69% showing that the operation remains cash generative in terms of current operations.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R 3,785	R 2,568	R 2,460

Platinum Mile (Aquarius Platinum 50%)

The effective date of the acquisition of the 50% interest in Platinum Mile was 1 March 2008.

Safety
The DIIR was zero for the quarter. No lost time accidents were recorded.

Processing
- Tailings processed increased 9% compared to the previous quarter to 2,568 million tons
- PGM grade was 0.76 g/t
- Production was 5,983 PGM ounces (Aquarius attributable: 2,992 PGM ounces)

Platinum Mile PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
PGM Ounces
Rand Cost
per PGM Ounce
10,000
8,000
6,000
4,000
2,000
-
Dec-07
Mar-08
Jun-08
Sep-08
Production
Cash Costs

Revenue
Revenue was R42 million for the quarter (Aquarius attributable: R21 million). The basket price for the quarter averaged $1,085 per PGM ounce, at an average Rand Dollar exchange rate of R7.76. The cash margin for the quarter was 44%.

Operations
The head grade increased marginally to 0.76 g/t compared to 0.71 g/t the previous quarter.

Recoveries remained constant at 9% compared to the previous quarter.

Production increased 19% to 5,983 PGM ounces (Aquarius attributable: 2,992 ounces), due to higher volumes treated at a slightly higher head grade, despite the commissioning of the new fine grind circuits. Significant downtime hampered production in September as equipment tie-ins necessitated the stopping of the plant.

Platinum Mile: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Sep 2008	3,470	1,855	538	120	5,983
Jun 2008	2,920	1,561	453	101	5,035
Mar 2008	1,127	636	208	34	2,005

Operating Costs
Cash costs decreased by 37% to R4,665 per PGM ounce. The decrease is as a result of lower supplier compensation fees due to lower average metal basket prices.

Platinum Mile Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	R 4,665	Nm	Nm

Capital expenditure for the quarter was R19 million incurred in expansion of the fine grinding circuit at the operation.

CORPORATE MATTERS

AQPSA Appointments

Aquarius is pleased to announce the appointment of Hugo Höll as the Managing Director of AQPSA on 24 October 2008. Mr Höll was previously the Group Manager for Projects, and Transformation at AQPSA. Further he was the General Manager of the Everest Mine where he worked from the very start of the mine's feasibility as AQPSA Project Manager.

Former Managing Director, Anton Wheeler, has been appointed to the new post as Operations Director of eastern limb operations, which currently comprise Everest, enabling him to focus his operational skills on developing the Everest Mine to its full potential. In addition, Anton Lubbe has been appointed as Operations Director of the western limb operations, comprising Kroondal and Marikana. Mr Lubbe has 28 years of mining experience, with exposure to gold, platinum, chrome and copper mining.

Update on BEE

On 27 October 2008, Aquarius Platinum announced the completion of the final phase of its South African BEE transaction with SavCon whereby SavCon exchanged its 32.5% shareholding in AQPSA into 65,042,856 new shares in Aquarius, comprising approximately 20% of the enlarged share capital of Aquarius. Subsequently, Aquarius increased its holding in AQPSA to 100% of AQPSA providing a modest boost to earnings. Following the take out of other minorities earlier in the year in Aquarius and AQPSA, Aquarius will also continue to enjoy a 100% free-float.

More information on corporate matters may be found at www.aquariusplatinum.com

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2008	Previous Quarter Jun 2008	Change Quarter on Quarter	Current 3 months Sep 2008	Previous 3 months Sep 2007	Change Period on Period
Safety							
DIIR	200,000 man hrs	0.54	0.49	*(10)*	0.54	0.59	*8*
Revenue							
Gross Revenue	R'M	542	1,368	*(60)*	542	1,018	*(47)*
PGM basket Price	$/oz	1,758	2,350	*(25)*	1,758	1,518	*16*
Gross cash margin	%	(5)	66	*(107)*	(5)	61	*(108)*
Nickel Price	$/lb	8.60	11.74	*(27)*	8.60	13.70	*(37)*
Copper Price	$/lb	3.48	3.72	*(6)*	3.48	3.50	*(0)*
Ave R/$ rate		7.75	7.76	*(0)*	7.75	7.11	*9*
Cash Costs on-mine							
Per ROM ton	R/ton	362	354	*2*	362	247	*47*
	$/ton	47	46	*2*	47	35	*33*
Per PGM oz (3E+Au)	R/oz	5,579	5,680	*(2)*	5,579	3,683	*51*
	$/oz	720	732	*(2)*	720	518	*39*
Per PGE (5E+Au)	R/oz	4,577	4,669	*(2)*	4,577	3,036	*51*
	$/oz	590	602	*(2)*	590	427	*38*
Capital Expenditure							
Current/Sustaining 100%	R'000s	79,048	93,372	*(15)*	79,048	56,358	*40*
	$'000s	10,194	12,034	*(15)*	10,194	7,926	*29*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1,688	1,390	*21*	1,688	1,523	*11*
Open Pit	ROM Ton '000	9.50	0	-	9.50	83	*(89)*
Total	ROM Ton '000	1,698	1,390	*22*	1,697.67	1,607	*6*
Surface Stockpiles							
Underground	ROM Ton '000	24	5	*375*	24	31	*(23)*
Open Pit Ore	ROM Ton '000	-	0	*0*	-	24	*(100)*
Total	ROM Ton '000	24	5	*375*	23.740	55	*(57)*
Tons Processed							
Underground	ROM Ton '000	1,564	1,328	*18*	1,564	1,520	*3*
Open Pit	ROM Ton '000	3	7	*(54)*	2.960	68	*(96)*
Total	ROM Ton '000	1,567	1,334	*17*	1,567	1,588	*(1)*
Grade							
Plant Head	g/t	2.54	2.52	*1*	2.54	2.73	*(7)*
Recoveries	%	78	77	*1*	78	76	*3*
PGM Production							
Platinum	Ozs	60,634	49,621	*22*	60,634	63,860	*(5)*
Palladium	Ozs	29,573	24,054	*23*	29,573	30,855	*(4)*
Rhodium	Ozs	11,068	9,014	*23*	11,068	11,259	*(2)*
Gold	Ozs	456	372	*22*	456	518	*(12)*
Total PGM (3E+Au)	Ozs	101,731	83,062	*22*	101,731	106,493	*(4)*
Iridium	Ozs	4,291	3,486	*23*	4,291	4,354	*(1)*
Ruthenium	Ozs	17,980	14,503	*24*	17,980	18,317	*(2)*
Total PGE (5E+Au)	Ozs	124,002	101,051	*23*	124,002	129,164	*(4)*
Base Metals Production							
Nickel	Tonnes	102	84	*21*	102	109	*(6)*
Copper	Tonnes	42	38	*9*	42	49	*(15)*
Chromite (000)	Tonnes	96	91	*6*	96	77	*25*

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2008	Previous Quarter Jun 2008	*Change Quarter on Quarter*	Current 3 months Sep 2008	Previous 3 months Sep 2007	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.64	0.54	*(19)*	0.64	0.40	*(60)*
Revenue							
Gross Revenue	R'M	195	428	*(54)*	195	333	*(42)*
PGM basket Price	$/oz	1,693	2,311	*(27)*	1,693	1,480	*14*
Gross cash margin	%	(57)	28	*(304)*	(57)	33	*(273)*
Nickel Price	$/lb	8.60	11.74	*(27)*	8.60	13.70	*(37)*
Copper Price	$/lb	3.48	3.72	*(6)*	3.48	3.50	*(0)*
Ave R/$ rate		7.75	7.76	*(0)*	7.75	7.11	*9*
Cash Costs on-mine							
Per ROM ton	R/ton	448	586	*(24)*	448	390	*15*
	$/ton	58	76	*(24)*	58	55	*5*
Per PGM oz (3E+Au)	R/oz	7,868	10,817	*(27)*	7,868	6,321	*24*
	$/oz	1,015	1,394	*(27)*	1,015	889	*14*
Per PGE (5E+Au)	R/oz	6,473	8,944	*(28)*	6,473	5,255	*23*
	$/oz	835	1,153	*(28)*	835	739	*13*
Capital Expenditure							
Current/Sustaining 100%	R'000s	22,471	34,040	*(34)*	22,471	10,825	*108*
	$'000s	2,898	4,387	*(34)*	2,898	1,522	*90*
Expansion 100%	R'000s	-	105	*(100)*	-	5,276	*(100)*
	$'000s	-	14	*(100)*	-	742	*(100)*
Tons Mined							
Underground	ROM Ton '000	361	276	*31*	361	299	*21*
Open Pit	ROM Ton '000	334	239	*40*	334	284	*18*
Total	ROM Ton '000	695	515	*35*	695	582	*19*
Surface Stockpiles							
Underground Ore	ROM Ton '000	11	6	*77*	11	14	*(26)*
Open Pit Ore	ROM Ton '000	94	64	*47*	94	163	*-43*
Total	ROM Ton '000	104	70	*49*	104	178	*(41)*
Tons Processed							
Underground	ROM Ton '000	367	273	*34*	367	263	*40*
Open Pit	ROM Ton '000	316	251	*26*	316	308	*3*
Total	ROM Ton '000	684	525	*30*	684	571	*20*
Grade							
Plant Head	g/t	2.81	2.68	*5*	2.81	3.10	*(9)*
Recoveries	%	63	63	*1*	63	62	*2*
PGM Production							
Platinum	Ozs	24,182	17,843	*36*	24,182	21,844	*11*
Palladium	Ozs	10,609	7,649	*39*	10,609	9,742	*9*
Rhodium	Ozs	3,866	2,769	*40*	3,866	3,367	*15*
Gold	Ozs	226	155	*46*	226	246	*(8)*
Total PGM (3E+Au)	Ozs	38,883	28,416	*37*	38,883	35,200	*10*
Iridium	Ozs	1,559	860	*81*	1,559	1,332	*17*
Ruthenium	Ozs	6,817	5,090	*34*	6,817	5,805	*17*
Total PGE (5E+Au)	Ozs	47,259	34,366	*38*	47,259	42,337	*12*
Base Metals Production							
Nickel	Tonnes	50	42	*19*	50	55	*(9)*
Copper	Tonnes	23	20	*13*	23	32	*(30)*
Chromite (000)	Tonnes (000)	44	5	*786*	44	45	*(2)*

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2008	Previous Quarter Jun 2008	Change Quarter on Quarter	Current 3 months Sep 2008	Previous 3 months Sep 2007	Change Period on Period
Safety							
DIIR	200,000 man hrs	0.65	0.89	*27*	0.65	0.72	*10*
Revenue							
Gross Revenue	R'M	157	530	*(70)*	157	463	*(66)*
PGM basket Price	$/oz	1,692	2,266	*(25)*	1,692	1,475	*15*
Gross cash margin	%	(37)	65	*(157)*	(37)	62	*(159)*
Nickel Price	$/lb	8.60	11.65	*(26)*	8.60	13.70	*(37)*
Copper Price	$/lb	3.48	3.83	*(9)*	3.48	3.50	*(0)*
Ave R/$ rate		7.75	7.76	*(0)*	7.75	7.11	*9*
Cash Costs on-mine							
Per ROM ton	R/ton	493	438	*13*	493	271	*82*
	$/ton	64	56	*14*	64	38	*67*
Per PGM oz (3E+Au)	R/oz	6,656	5,859	*14*	6,656	3,566	*87*
	$/oz	858	755	*14*	858	502	*71*
Per PGE (5E+Au)	R/oz	5,421	4,749	*14*	5,421	2,903	*87*
	$/oz	699	612	*14*	699	408	*71*
Capital Expenditure							
Current/Sustaining 100%	R'000s	26,652	44,945	*(41)*	26,652	11,020	*142*
	$'000s	3,437	5,792	*(41)*	3,437	1,550	*122*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	441	407	*8*	441	606	*(27)*
Open Pit	ROM Ton '000	-	7	*(100)*	-	69	*(100)*
Total	ROM Ton '000	441	414	*6*	441	676	*(35)*
Surface Stockpiles							
Underground Ore	ROM Ton '000	4	(4)	*(200)*	4	37	*(89)*
Open Pit Ore	ROM Ton '000	-	-	*0*	-	11	*(100)*
Total	ROM Ton '000	4	(4)	*(200)*	4	48	*(92)*
Tons Processed							
Underground	ROM Ton '000	437	412	*6*	437	580	*(25)*
Open Pit	ROM Ton '000	-	7	*(100)*	-	63	*(100)*
Total	ROM Ton '000	437	419	*4*	437	643	*(32)*
Grade							
Plant Head	g/t	2.84	2.91	*(2)*	2.84	2.94	*(3)*
Recoveries	%	81	80	*1*	81	80	*1*
PGM Production							
Platinum	Ozs	19,302	18,777	*3*	19,302	28,890	*(33)*
Palladium	Ozs	9,465	9,060	*4*	9,465	14,486	*(35)*
Rhodium	Ozs	3,325	3,236	*3*	3,325	5,069	*(34)*
Gold	Ozs	274	254	*8*	274	396	*(31)*
Total PGM (3E+Au)	Ozs	32,365	31,327	*3*	32,365	48,841	*(34)*
Iridium	Ozs	1,283	1,281	*0*	1,283	1,983	*(35)*
Ruthenium	Ozs	6,091	6,042	*1*	6,091	9,173	*(34)*
Total PGE (5E+Au)	Ozs	39,739	38,650	*3*	39,739	59,997	*(34)*
Base Metals Production							
Nickel	Tonnes	61	54	*14*	61	75	*(18)*
Copper	Tonnes	32	28	*15*	32	36	*(11)*
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2008	Previous Quarter Jun 2008	*Change Quarter on Quarter*	Current 3 months Sep 2008	Previous 3 months Sep 2007	*Change Period on Period*	Rolling 12 months
Safety								
DIIR	200,000 man hrs	0.19	0.23	*17*	0.19	0.23	*17*	0.22
Revenue								
Gross Revenue	$M	63.7	76.3	*(17)*	63.7	54.8	*16*	244.8
PGM basket Price	$/oz	1,549	1,607	*(4)*	1,549	1,065	*45*	1,376
Gross cash margin	%	69	77	*(10)*	69	71	*(2)*	72
Nickel Price	$/lb	9.79	13.10	*(26)*	9.79	17.95	*(45)*	12.34
Copper Price	$/lb	3.68	3.74	*(2)*	3.68	3.46	*6*	352.00
Cash Costs								
Per Rom ton	$/ton	39	43	*7*	39	38	*(3)*	39
Per PGM ounce 3E+Au	$/oz	465	488	*5*	465	437	*(6)*	454
(after by-product credit)	$/oz	144	(23)	*(726)*	144	(150)	*196*	17
Per 6 PGM ounce 5E+Au	$/oz	443	462	*4*	443	415	*7*	431
(after by-product credit)	$/oz	143	(11)	*(1,400)*	143	(133)	*208*	25
Capital Expenditure								
Current	$ ' 000s	4,103	5,627	*(27)*	4,103	1,372	*(199)*	14,455
Expansion	$ ' 000s	4,673	3,691	*27*	4,673	6,344	*26*	19,131
Mining								
Underground	RoM ton '000	500	497	-	500	457	*9*	1,929
Surface Stock Piles								
Underground	ton '000	483	498	*(3)*	483	379	*28*	483
Tonnes Processed								
Milled	ton '000	515	438	*17*	515	439	*17*	1,808
Grade								
Plant Head	g/t	3.59	3.60	-	3.59	3.59	-	3.64
Recoveries	%	73	76	*(3)*	73	76	*(4)*	74
PGM Production								
Platinum	Ozs	22,113	19,532	*13*	22,113	19,644	*13*	79,034
Palladium	Ozs	16,863	14,821	*14*	16,863	14,883	*13*	60,134
Rhodium	Ozs	1,770	1,535	*15*	1,770	1,517	*17*	6,218
Gold	Ozs	2,892	2,628	*10*	2,892	2,616	*11*	10,425
Total PGM (3E+Au)	Ozs	43,638	38,517	*13*	43,638	38,660	*13*	155,810
Ruthenium	Ozs	1,458	1,404	*4*	1,458	1,357	*8*	5,457
Iridium	Ozs	750	723	*4*	750	715	*5*	2,793
Total PGE (5E+Au)	Ozs	45,846	40,644	*13*	45,846	40,732	*13*	164,060
Base Metals Production								
Nickel	Tons	602.00	533.00	*13*	602.00	537.00	*12*	2,152
Copper	Tons	498.00	439.00	*14*	498.00	441.00	*13*	1,776
Cobalt	Tons	17	15	*10*	17	16	*5*	61

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2008	Previous Quarter Jun 2008	*Change Quarter on Quarter*	Current 3 months Sep 2008	Previous 3 months Sep 2007	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	5.69	5.62	*(1)*	5.69	-	-
Revenue							
Gross Revenue	R'M	6	45	*(86)*	6	26	*(76)*
PGM basket Price	$/oz	2,251	2,850	*(21)*	2,251	1,775	*27*
Gross cash margin	%	(8)	80	*(110)*	(8)	80	*(110)*
Nickel Price	$/lb	8.60	11.74	*(27)*	8.60	13.70	*(37)*
Copper Price	$/lb	3.48	3.72	*(6)*	3.48	3.50	*(0)*
Ave R/$ rate		7.75	7.76	*(0)*	7.75	7.11	*9*
Cash Costs on-mine							
Per ROM ton	R/ton	96	127	*(24)*	96	76	*26*
	$/ton	12	16	*(23)*	12	11	*12*
Per PGM oz (3E+Au)	R/oz	3,785	4,329	*(13)*	3,785	1,976	*92*
	$/oz	488	558	*(13)*	488	278	*76*
Per PGE (5E+Au)	R/oz	2,460	2,323	*6*	2,460	1,407	*75*
	$/oz	317	299	*6*	317	198	*60*
Capital Expenditure							
Current/Sustaining 100%	R'000s	334	84	*297*	334	-	-
	$'000s	43	11	*291*	43	-	-
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Open Pit	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Total	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Open Pit Ore	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Total	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Tons Processed							
Underground	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Open Pit	ROM Ton '000	70	70	*(1)*	70	70	*(1)*
Total	ROM Ton '000	70	70	*-1*	70	70	*-1*
Grade							
Plant Head	g/t	2.66	3.25	*(18)*	2.66	5.00	*(47)*
Recoveries	%	33	29	*12*	33	23	*42*
PGM Production							
Platinum	Ozs	1,077	1,254	*(14)*	1,077	1,673	*(36)*
Palladium	Ozs	388	453	*(14)*	388	605	*(36)*
Rhodium	Ozs	295	333	*(11)*	295	396	*(25)*
Gold	Ozs	4	5	*(22)*	4	6	*(35)*
Total PGM (3E+Au)	Ozs	1,764	2,044	*(14)*	1,764	2,681	*(34)*
Iridium	Ozs	148	309	*(52)*	148	190	*(22)*
Ruthenium	Ozs	688	1,455	*(53)*	688	893	*(23)*
Total PGE (5E+Au)	Ozs	2,600	3,809	*(32)*	2,600	3,764	*(31)*
Base Metals Production							
Nickel	Tonnes	3	1	*161*	3	5	*(48)*
Copper	Tonnes	1	5	*(80)*	1	1	*1*
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current Quarter Sep 2008	Previous Quarter Jun 2008	*Change Quarter on Quarter*	Current 3 months Sep 2008	Previous 3 months Sep 2007	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.00	0.00	*0*	0.00	-	-
Revenue							
Gross Revenue	R'M	42	69	*(27)*	42	-	-
PGM basket Price	$/oz	1,085	1,989	*(904)*	1,085	-	-
Gross cash margin	%	44	47	*(3)*	44	-	-
Nickel Price	$/lb	7.26	9.20	*(2)*	7	-	-
Copper Price	$/lb	2.85	3.37	*(1)*	3	-	-
Ave R/$ rate		7.76	7.76	-	8	-	-
Cash Costs on-mine							
Per ROM ton	R/ton	11	16	*(5)*	11	-	-
	$/ton	1	2	*(1)*	1	-	-
Per PGM oz (3E+Au)	R/oz	4,665	7,376	*(2,711)*	4,665	-	-
	$/oz	601	951	*(349)*	601	-	-
Per PGE (5E+Au)	R/oz	nm	nm	-	nm	-	-
	$/oz	nm	nm	-	nm	-	-
Capital Expenditure							
Current/Sustaining 100%	R'000s	80	221	*(141)*	80	-	-
	$'000s	10	28	*(18)*	10	-	-
Expansion 100%	R'000s	19,397	4,568	*14,829*	19,397	-	-
	$'000s	2,500	589	*1,911*	2,500	-	-
Tons Processed							
Open Pit	ROM Ton '000	2,568	2,347	*221*	2,568	-	-
Total	ROM Ton '000	2,568	2,347	221	2,568	-	-
Grade					-		
Plant Head	g/t	0.76	0.71	*0*	1	-	-
Recoveries	%	9	9	*0*	9	-	-
PGM Production					-		
Platinum	Ozs	3,470	2,920	*550*	3,470	-	-
Palladium	Ozs	1,855	1,561	*294*	1,855	-	-
Rhodium	Ozs	538	453	*85*	538	-	-
Gold	Ozs	120	101	*19*	120	-	-
Total PGM (3E+Au)	Ozs	5,983	5,035	948	5,983	-	-
Iridium	Ozs	nm	nm		nm	-	-
Ruthenium	Ozs	957	806	*151*	957	-	-
Total PGE (5E+Au)	Ozs	6,940	5,841	1,099	6,940	-	-
Base Metals Production							
Nickel	Tonnes	36	21	*15*	36	-	-
Copper	Tonnes	11	8	*3*	11	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Willie Byleveld	General Manager: Technical Services
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Wessel Phumo	General Manager: Marikana
Jacques Pretorius	General Manager: Everest
Gordon Ramsay	General Manager: Metallurgy
Rudi Rudolph	General Manager: Kroondal
Gabriel de Wet	General Manager: Engineering

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director
Fungai Makoni	Finance Executive & Company Secretary

Issued Capital
At 30 September 2008, the Company had in issue: 262,052,778 fully paid common shares and 1,680,305 unlisted options.

Substantial Shareholders 30 September 2008	Number of Shares	Percentage
Nutraco Nominees Limited	18,464,125	7.05
HSBC Custody Nominees (Australia) Limited	16,830,141	6.42

Trading Information
ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0)20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd

67.5% Owned (At 30 September 2008)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

File # 82-5097

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

File # 82-5097

AQUARIUS PLATINUM LIMITED
ACN 087 577 893

Notice under Section 708A(5)(e) of the Corporations Act 2001 (Australia)

Aquarius Platinum Limited ACN 087 577 893 (the **Company**) is pleased to announce that it has issued 65,042,856 Shares to its South African Black Economic Empowerment Partners, Savannah Platinum SPV (Pty) Ltd, Chuma Platinum SPV (Pty) Ltd and Malibongwe Platinum (Pty) Ltd (**BEE Partners**) to satisfy the Company's obligations under the agreements between the Company and its BEE Partners, as approved by shareholders in October 2004.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act (Australia).

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act (Australia).

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act (Australia) as they apply to the Company; and

(b) Section 674 of the Corporations Act (Australia).

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act (Australia).

27 October 2008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Aquarius Platinum Limited

ACN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid common shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	65,042,856
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The shares are fully paid common shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	R757,966,101
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To satisfy the Company's obligations under the agreements between the Company and its BEE partners, as approved by shareholders in October 2004.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 October 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	327,095,634	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	616,128	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		334,202	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13
		280,002	Unlisted options expiring 21/11/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 27 OCTOBER 08

(~~Director~~/Company secretary)

Print name: WILLI BOEHM

== == == == ==

AQUARIUS
PLATINUM LIMITED



27 October 2008

Aquarius Completes Final Phase of Black Economic Empowerment, Resulting in a Simpler, Earnings Enhancing Corporate Structure

Aquarius Platinum Limited (Aquarius) is pleased to announce today that it has completed the final phase of its South African Black Economic Empowerment (BEE) transaction with the Savannah Consortium (SavCon). SavCon will exchange, as originally envisaged and agreed, its 32.5% shareholding in Aquarius' principle South African operating subsidiary, Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA), into 65,042,856 new shares in Aquarius, comprising approximately 20% of the enlarged share capital of Aquarius. Subsequently, Aquarius will hold 100% of AQPSA, providing a modest boost to earnings. Following the take out of other minorities earlier in the year in Aquarius and AQPSA, Aquarius will also continue to enjoy a 100% free-float.

Commenting on the transaction, Stuart Murray, CEO of Aquarius Platinum said: "*When we embarked on empowering Aquarius six years ago, it was always with the long-term conversion of our BEE investor's interest into Aquarius shares that we had in mind. SavCon have enabled our business to grow, both in the most simple sense with the funding of the Everest Mine, but also in a wider sense through their on-going contribution at every level of our business. This final phase of the empowerment journey is therefore pleasing as it sees the BEE investors rewarded for their contribution with a sizeable shareholding in Aquarius, and following other corporate transactions, in turn sees Aquarius enjoy 100% ownership of its principal South African operating assets.*"

Commenting on behalf of SavCon, Zwelakhe Mankazana, a director of Savannah Resources (Pty) Limited said: "The *SavCon partnership with Aquarius has been ground-breaking in every sense and we believe has delivered empowerment in the true spirit intended by South Africa's mining legislation and Government policy. As a direct consequence of the Empowerment transaction SavCon concluded with Aquarius and AQPSA, the cash from our investment was used to build the Everest Mine where today 1,700 people are employed. Furthermore, we have spearheaded transformation within the AQPSA businesses as required by the mining legislation. The fact that AQPSA was one of the first South African platinum producers to be granted fully converted mining rights within a relatively short period of time after the conclusion of the SavCon transaction with AQPSA, is testament to the pragmatism of implementing genuine empowerment in South Africa's mining industry. For SavCon to become a shareholder in Aquarius is the culmination of our original strategic intent to pioneer the achievement, by previously disadvantaged South Africans, of holding significant equity and exerting influence on a foreign listed platinum producer that conducts its business on African soil. SavCon will continue to be a long-term investor in Aquarius.*"

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Background
Four years ago, and after an almost two year process, in October 2004, Aquarius shareholders approved the acquisition of a 29.5% stake in AQPSA for a price of R860 million by SavCon, a consortium of BEE Investors comprising of Savannah Resources, Chuma Holdings and the Malibongwe Women's Development Organisation. At the time it was agreed that subject to South African Reserve Bank approval and the conversion of AQPSA's old order rights to new order rights in accordance with the requirements of South African mining legislation, SavCon's shareholding in AQPSA would be converted to 24,599,542 new Aquarius shares, representing at the time, approximately 23% of the enlarged share capital of Aquarius. At this time, Aquarius held 50.5% of AQPSA, with the balance being held 29.5% by SavCon and 20% by Impala Platinum.

Following the granting of new order mining rights in October 2006, in November 2006 Aquarius bought back 3.5% of AQPSA from SavCon, thereby reducing SavCon's holding in AQPSA to 26% and increasing AQP's shareholding in AQPSA to 54%, with a consequential proportional reduction in the number of flip-up shares in AQP to be ultimately acquired by SavCon, to 21,680,952. At this time, the balance of 20% of the shares in AQPSA was held by Impala.

In November 2007, shareholders approved a 3-for-1 share split in AQP, thereby increasing the number of shares under the BEE conversion threefold to 65,042,856.

In April 2008, AQPSA repurchased Implats' 20% stake in AQPSA. Following the transaction Aquarius' shareholding in AQPSA increased from 54% to 67.5% and SavCon's shareholding increased from 26% to 32.5%. This buy back did not impact upon the number of conversion shares available to SavCon, which remained fixed at 65,042,856.

Approval of the Reserve Bank of South Africa has been obtained for the exchange of shareholdings to occur, for the new Aquarius shares to be held indefinitely by SavCon and the parties to the transactions have obtained the necessary opinions that AQPSA shall, notwithstanding the flip, continue to qualify as the holder of all its new order rights. Passing these final hurdles, therefore, paved the way for the flip-up of SavCon's now 32.5% interest into 65,042,856 new shares in Aquarius, approximately 20% of the enlarged share capital of the group.

Transaction Structure
A total 65,042,856 new shares will be issued to SavCon on 27 October 2008 in full consideration for its 32.5% holding in AQPSA. The shares will be credited as fully-paid and will rank *pari-passu* in all respects with the existing issued ordinary shares of the Company.

The trading of shares by the new beneficial owners is unrestricted but must take place in an orderly manner, demonstrating the true creation and transfer of value under empowerment and the strong relationship enjoyed between Aquarius and its BEE investors. The shares will be placed on the South African register of the Company.

Following the share exchange, Aquarius will own 100% of AQPSA. The Issued Capital of the company will increase by 65,042,856 to 327,095,634 fully paid common shares and 1,680,305 unlisted options and the free float will be 100%.

Corporate Structure Before and After the Black Empowerment Flip


Before BEE Conversion
Post BEE Conversion
AQP
50%
50%
50%
67.5%
PlatMile
CTRP
Mimosa
AQPSA
32.5%
BEE
AQP
50%
50%
50%
100%
PlatMile
CTRP
Mimosa
AQPSA
*AQP: Shares in issue increases to 327,095,634 following issuance of 65,042,856 new shares to BEE.

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
+44 (0)7887 920 530
nickbias@aquariusplatinum.com

File # 82-5097

Aquarius Platinum Limited

Financial Statements

for the year ended 30 June 2008

AQUARIUS PLATINUM LIMITED

CORPORATE DIRECTORY

Exempt Company Number

EC 26290

Incorporated in Bermuda

Registered Office

Clarendon House
2 Church Street
Hamilton
Bermuda

Board of Directors

Nicholas Sibley
Stuart Murray
Sir William Purves
David Dix
Edward Haslam
Tim Freshwater
Kofi Morna
Zwelakhe Mankazana (Alternate Director for Kofi Morna)

Company Secretary

Willi Boehm

Stock Exchange Listings

Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX), the London Stock Exchange (AQP.L), and the JSE Securities Exchange South Africa (AQP.ZA).

Share Registers

Australia	United Kingdom	South Africa
Computershare Investor Services Pty Limited	Computershare Investor Services Plc	Computershare Investor Services 2004 (Pty) Limited
Level 2, Reserve Bank Building	The Pavilions	8th Floor
45 St Georges Terrace	Bridgewater Road	70 Marshall Street
Perth, Western Australia 6000	Bedminster Down	Johannesburg, 2001
	Bristol BS99 7NH	South Africa
Telephone:+61 8 9323 2000	Telephone:+44 870 702 0002	Telephone:+27 11 370 5000
Facsimile:+61 8 9323 2033	Facsimile:+44 870 703 6119	Facsimile:+27 11 688 7707

Internet Address

www.aquariusplatinum.com
info@aquariusplatinum.com

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the group for the financial year ended 30 June 2008. The consolidated financial information is presented in US Dollars.

DIRECTORS

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley, FCA

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Platinum Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray B.Sc (Eng), AMI ChemE

Chief Executive Officer

Mr Murray joined Aquarius Platinum Limited during May 2001 and was appointed Chief Executive Officer in September 2001. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. He is Chairman of Aquarius Platinum (South Africa) (Pty) Ltd, the Group's 67.5% owned subsidiary. Mr Murray sits on the Boards of Mimosa Investments Limited the Group's 50% owned Zimbabwean subsidiary, Platinum Mile Resources (Pty) Limited the Group's 50% owned tailings retreatment company, and Aquarius Platinum (SA) Corporate Services (Pty) Limited, the owner of 50% of the Chrome Tailings Retreatment Plant. Mr Murray is a member of the Nomination Committee and Executive Committee of AQP (SA).

Sir William Purves, CBE DSO GBM

Non-executive Director

Sir William Purves joined The Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was Knighted in 1993. Sir William Purves was appointed to the Aquarius Platinum Board during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix

Non-executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr Dix was appointed to the Aquarius Platinum Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam

Non-executive Director

Mr Haslam joined Lonmin plc in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, which completed its listing on the LSE on June 1st 2007 and is Senior Independent Director of the South African company Namakwa Diamonds Ltd., which completed its listing on the JSE in December 2008. Mr Haslam was appointed to the Aquarius Platinum Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Tim Freshwater

Non-executive Director

Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 35 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a director of a number of companies, including Swire Pacific Limited, Chong Hing Bank Limited, Cosco Pacific Limited and Grosvenor Asia Limited. He is a member of the board of directors of the Community Chest of Hong Kong and a Council Member of the Hong Kong Trade Development Council. Mr Freshwater was appointed to the Aquarius Platinum Board during August 2006 and is a member of the Nomination Committee.

Kofi Morna

Non-executive Director

Mr Morna is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr Morna holds an MBA from the London Business School and a BS from Princeton University in the United States. He is currently a director of Mkhombi Holdings and Delta Iron Ore. Mr Morna joined the Board of AQP(SA) in February 2005 and was appointed to the Aquarius Platinum Board during February 2007. Mr Morna is a member of the Nomination Committee of the Group.

Zwelakhe Mankazana

Alternate Director for Kofi Morna

Mr Mankazana was appointed as Alternate Director for Mr Kofi Morna on the Aquarius Platinum Limited Board during February 2007. He is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius Platinum's BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C, Emerald Casinos and Resorts, New Millennium Telecommunications and Ubambo Investment Holdings Limited. He is involved in community development as a trustee on several development trusts. Mr Mankazana joined the Board of AQP(SA) in February 2005.

Willi M.P. Boehm,

Company Secretary

Mr Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 28 years experience.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY

As at the date of this report, the interest of the Directors in the shares and options of Aquarius Platinum were:

Director	Common Shares	Options exercisable at £0.85 per share up to 11 October 2011
N.T. Sibley	1,600,000	-
S.A Murray	1,319,730	209,865
Sir W. Purves	-	-
D.R. Dix	-	-
G.E. Haslam	15,000	-
K. Morna	-	-
T. Freshwater	-	-
Z. Mankazana	-	-

PRINCIPAL ACTIVITIES

The principal activities of companies within the group during the financial year were mineral exploration, mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine the Everest platinum mine and the Chrome Tailings Retreatment Plant.

RESULTS OF OPERATIONS

The consolidated net profit of the group after provision for income tax and outside equity interests was $236.474m (2007: $187.223m).

REVIEW OF OPERATIONS

Operational highlights during the year included:

- Group attributable production of 500,203 PGM ounces (2007: 530,726 PGM ounces), down 6%
- Increase in underground production at all operations
- Improved margins at Kroondal and Everest, despite industrial relations and electrical supply issues
- Shift to mine operator at Everest, and new proactive labour structures and bonus systems implemented at Kroondal, Marikana and Everest
- Operational management bolstered with new appointments

Production of PGMs attributable to shareholders of Aquarius decreased 6% to 500,203 PGM ounces from 530,726 PGM ounces. Production was stronger in the first half, as the Group's expansion program was interrupted by industrial action and electrical supply issues in the second half, notably at the Everest Mine where the company moved from contractor mining to mine-operator.

In April 2008, Aquarius completed the repurchase of Implats' 21,425,898 shares in Aquarius Platinum Limited (approximately 8.4% of the outstanding share capital at the time), and the repurchase by AQP(SA) of Implats' 20% stake in AQP(SA) for a total consideration of approximately $780 million (including a Secondary Tax charge of $45.821m). This increased Aquarius' interest in AQP(SA) from 54% to 67.5% and raised BEE ownership to 32.5% resulting in an increased share of earnings from AQP(SA) for AQP. This was partly funded by the issue of 23,144,000 shares for a consideration of $368.096 million and new borrowings of $200.360 million.

On 4 June 2008, Aquarius Platinum completed the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd, from a consortium of private investors and Mvelaphanda Holdings (Pty) Limited. Consideration for the 50% equity interests in Platmile comprised $22.9 million and 2,680,854 shares in Aquarius.

In Zimbabwe, Aquarius announced the completion of the Wedza phase 5 expansion project during the year.

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into the amendments to the Mines and Minerals Act which are yet to be brought before parliament.

Operating Results

Aquarius recorded consolidated earnings for the year to 30 June 2008 of $236.474 million, equal to US92.0 cents per share, a 26% increase in net profit over the previous year. The increase is attributed to higher commodity prices offset by a 6% reduction in attributable production to 500,203 PGM ounces and a once-off charge against earnings of $30.929 million paid as Aquarius' share of a Secondary Tax on Companies charge on the repurchase of Implats shares in Aquarius' subsidiary, AQP(SA). The PGM (4E) basket price (platinum, palladium, rhodium and gold) rose to US$1,762 per ounce compared to US$1,293 in the previous year.

Revenues from ordinary activities for the year rose 30% to $919.012 million (comprising sales revenue of $890.91 million and interest and other income of $28.095 million) from $709.183 million (sales revenue $690.0 million and interest and other income of $19.183 million). The increased revenue was due mainly to a 36% increase in the average PGM basket price over the year offset by a 6% reduction in attributable production.

The Group cash balance was $170.956 million at 30 June 2008.

DIVIDENDS

The 2007 final dividend of 30 US cents per common share (before three for one share split) was paid during October 2007. An interim dividend of 10 US cents per common share was paid during March 2008. The directors have declared a final dividend of 10 US cents per common share for the year ended 30 June 2008. The final dividend is payable on 3 October 2008.

SIGNIFICANT CHANGES IN THE GROUP'S STATE OF AFFAIRS

The directors are not aware of any significant changes in the state of affairs of the group that occurred during the financial year, which has not been covered elsewhere in this annual report.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The directors declared a dividend of $0.10 per share on 7 August 2008. There have been no other reportable events subsequent to the end of the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to in this report, the directors make no comments regarding the likely developments in the operations of the group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures might prejudice the interests of the group.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Companies within the Aquarius Platinum group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. Mr Anton Wheeler, Managing Director of AQP(SA), is the officer responsible for compliance on these matters for all South African properties within the Group. Mr Winston Chitando Managing Director of Mimosa Group of Companies in Zimbabwe, is the officer responsible on these matters for all Zimbabwean located properties within the Group. The company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

MEETINGS OF DIRECTORS

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2008 and the number of meetings attended by each director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration & Succession Planning	Audit/Risk	Nomination	Board	Remuneration & Succession Planning	Audit & Risk Management	Nomination
N.T. Sibley	5	1	4	1	5	1	4	1
S.A. Murray	5	-	-	1	5	-	-	1
D.R. Dix	5	-	4	1	5	-	4	1
G.E. Haslam	5	1	4	1	5	1	4	1
Sir W. Purves	5	-	4	1	5	-	4	1
T. Freshwater	5	-	-	1	4	-	-	1
K. Morna	5	-	-	1	5	-	-	1
Z. Mankazana	5	-	-	1	1	-	-	-

DIRECTORS' AND OFFICERS' INSURANCE

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors and officers. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

GOING CONCERN

The Directors are satisfied that the company has adequate financial resources to continue in operational existence for the foreseeable future. The financial statements have been prepared on the going concern basis.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the group and the top 5 executives in aggregate during the financial year are shown in the table below. Refer also Note 34 – Share Based Payment Plans and Note 35 – Related Party Disclosures for participation by the Directors' and the top 5 executives in the Company's Share Plan and Option Plan.

	Short Term							Post Employment	
Director	Board Fee	Remuneration Committee	Senior Independent Director	Audit/Risk Committee	Base Salary	Bonus	Share options	Retirement Benefits	Total
	$	$	$	$	$	$	$	$	$
N.T. Sibley	195,000	-	-	-	-	-	-	-	195,000
S.A. Murray	75,000	-	-	-	778,999	756,789	-	43,060	1,653,848
D.R. Dix	75,000	-	-	7,500	-	-	-	-	82,500
G.E. Haslam	75,000	12,000	-	7,500	-	-	-	-	94,500
Sir W. Purves	75,000	-	15,000	15,000	-	-	-	-	105,000
T.Freshwater	75,000	-	-	-	-	-	-	-	75,000
K.Morna	75,000	-	-	-	-	-	-	-	75,000
Z. Mankanzana	-	-		-	-	-	-	-	-
	645,000	12,000	15,000	30,000	778,999	756,789	-	43,060	2,280,848
Top 5 Executives*	-	-		-	1,018,100	269,553	56,893	267,496	1,612,042

* The Top 5 Executives include 1 Australian based executive and 4 South African based executives.

Signed in accordance with a resolution of the directors.

Stuart Murray
Director
30 September 2008

The following Statement sets out the governance practices of the Aquarius Platinum group.

The Board of Directors of Aquarius Platinum is responsible for the corporate governance of the group. The Board guides and monitors the business affairs of Aquarius Platinum on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius Platinum, refer to our website www.aquariusplatinum.com

BOARD OF DIRECTORS

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each director has the right to seek independent professional advice on matters relating to their position as a director or committee member of the company at the company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

Board Structure			
Name of director in office at the date of this report:	**Date appointed to office**	**Executive/ Non-executive**	**Independent**
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – Chief Executive Officer	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
K.Morna	6 February 2007	Non-executive	No
Z Mankazana	6 February 2007	Non-executive	No

The bye-laws of the company determine that the Board consists of not less than two and no more than nine directors. At the date of this report, the Board is comprised of seven directors, six of whom are non-executive directors, and one executive director, Mr Stuart Murray, Chief Executive Officer.

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr Nicholas Sibley, is responsible for leadership of the Board ensuring its members receive accurate, timely and clear information in order to facilitate effectiveness of its role.

- Mr Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Murray represents the Group's interests as a director of the Mimosa Group of companies which owns the Mimosa Platinum Mine in Zimbabwe.

INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all directors, with the exception of Mr Stuart Murray as CEO of the Company and Mr Kofi Morna, who represents SavCon's BEE interests, are deemed independent.

The Board has accepted the following definition of an independent director.

An Independent Director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the company or an officer of, or otherwise associated directly with a substantial shareholder of the company;
b) within the last three years has not been employed in an executive capacity by the company or another group member, or been a director after ceasing to hold any such employment;
c) within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;
d) is not a material supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
e) has no material contractual relationship with the company or another group member other than as a director of the company;
f) has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company; and
g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the company.

SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

The Senior Independent Non-Executive Director, Sir William Purves, is appointed by the Board.

COMPANY SECRETARY

The Company Secretary, Mr Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

SUCCESSION PLANNING

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board, but within senior management. The Board periodically assesses its balance of skills and those of the group in order to maintain an appropriate balance within the company.

INDUCTION TRAINING AND CONTINUING PROFESSIONAL DEVELOPMENT

In order to assist new directors and key executives in fulfilling their duties and responsibilities within the company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the company in South Africa and Zimbabwe. The program enables the new appointees to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the company is provided. It ensures new directors and key executives are aware of their rights, duties and responsibilities.

PERFORMANCE REVIEW

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

DIRECTORS' RETIREMENT AND RE-ELECTION

Aquarius' bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. Non-executive directors are appointed for a three-year term and may be invited to seek reappointment. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye-laws of the Company, the managing director is not subject to retirement by rotation.

SECURITIES TRADING POLICY

The Board has adopted a policy covering dealings in securities by directors and relevant employees. The policy is designed to reinforce to shareholders, customers and the international community that Aquarius' directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a director and relevant employees must comply with the Model Code on directors' dealings in securities, as set out in annexure 1 to Listing Rule 9 Chapter 16 of the Rules of the United Kingdom Listing Authority, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Stock Exchange (ASX), the UK Listing Authority (LSE) and the JSE Securities Exchange South Africa (JSE), all dealings by directors in the securities of the Company are announced to the market.

COMMITTEES OF THE BOARD

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

AUDIT/RISK COMMITTEE

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

Qualifications of Audit/Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector.

Mr Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr Haslam is Chairman of Finnish Nickel Mining Company Talvivaara plc, and is Senior Independent Director of the South African company Namakwa Diamonds Ltd.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

REMUNERATION & SUCCESSION PLANNING COMMITTEE

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deem all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The committee reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee Meetings is set out in the Directors' Report.

NOMINATION COMMITTEE

In order to fulfil the company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

CONTINUOUS DISCLOSURE

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Stock Exchange's guidance policy on timely and balanced disclosure. This outlines the company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr Stuart Murray, the Company Secretary, Mr Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the company's compliance with its continuous disclosure obligations.

COMMUNICATIONS WITH SHAREHOLDERS

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

MEETINGS

Aquarius Platinum Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the company.

CODE OF CONDUCT

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

CORPORATE GOVERNANCE COMPLIANCE

Notification of Departure
Item 8.1: Performance evaluation of the Board and key executives
Explanation of Departure
The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.
Item 9.1: Disclosure of remuneration policy and procedures
Explanation of Departure
The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

Consolidated Income Statement *for the year ended 30 June 2008*

	Note	2008 $'000	2007 $'000
Revenue	7	919,012	709,183
Cost of sales	7	(359,873)	(300,813)
Gross profit		**559,139**	**408,370**
Other income	7	2,109	1,619
Administrative costs	7	(10,467)	(8,972)
Other operating gain/(loss)	7	14,286	(1,341)
Profit from operating activities		565,067	399,676
Finance costs	7	(28,260)	(15,218)
Profit before income tax		**536,807**	**384,458**
Income tax expense	8	(173,214)	(90,861)
Net profit for the year		**363,593**	**293,597**
Attributable to:			
Equity holders of the parent	30	236,474	187,223
Minority interest		127,119	106,374
		363,593	**293,597**
Earnings per share			
Basic earnings per share (cents per share)	9	91.98	72.84*
Diluted earnings per share (cents per share)	9	91.47	72.17*

* Adjusted for three for one share split approved by shareholders on 23 November 2007

Aquarius Platinum Limited

Consolidated Balance Sheet *as at 30 June 2008*

	Note	2008 $'000	2007 $'000
ASSETS			
NON CURRENT ASSETS			
Receivables	11	10,795	11,612
Available for sale investments	12	4,804	414
Property, plant and equipment	13	214,314	219,113
Mining assets	14	284,629	299,672
Goodwill	15	58,505	-
Total Non Current Assets		**573,047**	**530,811**
CURRENT ASSETS			
Cash and cash equivalents	18	170,956	287,663
Trade and other receivables	19	186,964	100,577
Inventories	20	35,941	26,123
Total Current Assets		**393,861**	**414,363**
TOTAL ASSETS		**966,908**	**945,174**
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES			
Issued capital	28	13,103	12,823
Shares reserved for share plan	28	(1,012)	-
Reserves	29	279,292	126,202
Retained earnings	30	217,531	317,113
Equity Attributable to Equity Holders of the Parent		**508,914**	**456,138**
Minority Interest	31	**35,600**	**176,407**
TOTAL EQUITY		**544,514**	**632,545**
NON CURRENT LIABILITIES			
Payables	21	2,219	54,228
Interest bearing loans and borrowings	22	1,657	31,272
Deferred tax liabilities	8	92,288	103,378
Provisions	23	58,618	69,026
Total Non Current Liabilities		**154,782**	**257,904**
CURRENT LIABILITIES			
Trade and other payables	24	56,294	44,715
Interest bearing loans and borrowings	25	208,161	4,583
Current tax liabilities	8	1,644	4,851
Provisions	26	474	576
Derivative financial instruments	27	1,039	-
Total Current Liabilities		**267,612**	**54,725**
TOTAL LIABILITIES		**422,394**	**312,629**
TOTAL EQUITY AND LIABILITIES		**966,908**	**945,174**

Consolidated Cash Flow Statement *for the year ended 30 June 2008*

	Note	2008 $'000	2007 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		894,269	654,238
Payments to suppliers and employees		(378,364)	(263,491)
Interest received		28,095	19,183
Interest and other finance costs paid		(19,628)	(11,511)
Other income		2,111	1,619
Income taxes paid		(175,851)	(59,251)
NET CASH FROM OPERATING ACTIVITIES		**350,632**	**340,787**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property plant & equipment and mine development costs		(65,743)	(57,169)
Payments for mine closure/rehabilitation costs		(4,372)	(3,612)
Acquisition of joint venture interest net of cash acquired	16	(22,899)	-
Redeemable deposit		(32,159)	-
Payments for purchase of equity investments		(4,434)	(50,456)
NET CASH USED IN INVESTING ACTIVITES		**(129,607)**	**(111,237)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		370,203	5,972
Share issue costs		(8,035)	-
Share buy back		(733,813)	-
Return of capital		(14,587)	-
Proceeds from borrowings		210,361	509
Repayment of share-plan loans		-	313
Repayment of borrowings		(82,773)	(87,974)
Purchase of shares reserved for share plan		(1,012)	-
Dividends paid		(51,307)	(25,364)
Dividends paid by subsidiary to minority interests		(9,118)	-
NET CASH USED IN FINANCING ACTIVITIES		**(320,081)**	**(106,544)**
Net increase/(decrease) in cash held		**(99,056)**	**123,006**
Cash and cash equivalents at beginning of the financial year		287,663	162,425
Net foreign exchange differences		(17,651)	2,232
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	18	**170,956**	**287,663**

Consolidated Statement of Recognised Income and Expenses *for the year ended 30 June 2008*

	Note	2008 $'000	2007 $'000
Foreign currency translation adjustments		(49,001)	5,488
Net gain/(loss) recognised directly in equity		(49,001)	5,488
Net profit for the year		363,593	293,597
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE YEAR		**314,592**	**299,085**
Attributable to:			
Equity holders of the parent		209,286	190,186
Minority interest		105,306	108,899
TOTAL RECOGNISED INCOME AND EXPENSES FOR THE YEAR		**314,592**	**299,085**

1. CORPORATE INFORMATION

The consolidated financial statements of Aquarius Platinum Limited (Aquarius or the Company) for the year ended 30 June 2008 were authorised for issue in accordance with a resolution of the directors on 30 September 2008. Aquarius Platinum Limited is a limited company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Directors' Report.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments and derivative financial instruments that have been measured at fair value.

Statement of Compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent company and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries are consolidated from the date the parent entity obtains control and continue to be consolidated until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 35(a).

Acquisitions are accounted for using the purchase method of accounting.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Minority interest principally represents the interests in AQP(SA) not held by the Company.

Acquisition of minority interests are accounted for using the entity method, whereby, the difference between the consideration and the carrying value of the share of net assets acquired is recognised in equity.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2007. The adoption of these new and revised Standards and Interpretations, including IFRS 7 Financial Instruments: Disclosures, had no material effect on the profit and loss or financial position of the group.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the Group's accounting policies, management has made the following judgements and estimations, which have the most significant effect on the amounts recognised in the financial statements. The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- *Determination of mineral resources and ore reserves*

  Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

  There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

  Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

- *Impairment of capitalised exploration and evaluation expenditure*

  The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

  Factors which could impact the future recoverability include the level of proved and probable mineral reserves, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

  To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

  In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

- *Impairment of capitalised mine development expenditure*

  The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved and probable and mineral reserves. To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

- *Impairment of property, plant and equipment*

  Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

  In determining value in use, future cash flows are based on:

  - Estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction;
  - Future production levels;
  - Future commodity prices; and
  - Future cash costs of production

  Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

- *Impairment of goodwill*

  The group determines whether goodwill is impaired at least on an annual basis or more frequently if an indication of impairment exists. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill is allocated. Refer note 15 for assumptions.

- *Restoration Provisions*

  The group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

5. SIGNIFICANT ACCOUNTING POLICIES

(a) Investments and other financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available for sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables or held to maturity financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Held for trading

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near future. After initial recognition, investments which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in income.

Held to maturity

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(b) Mining Assets

Mining assets comprise exploration, evaluation and mine development costs and the cost of mineral properties acquired.

Exploration and Evaluation Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

Impairment
The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mine Development Expenditure
Mine development expenditure represents the costs incurred in preparing mines for production, and includes stripping and waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned. Costs incurred to maintain production are expensed as incurred against the related production.

Impairment
The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

(c) Derecognition of Financial Assets and Liabilities

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled) option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of Financial Assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

(e) Foreign Currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

Translation of financial reports of foreign operations

The Mimosa Investments Limited group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, Plant and Equipment

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings - 3 to 12.5 years
- Furniture and fittings - 3 to 5 years
- Plant and equipment, including assets held under lease - 3 to 13 years

An item of property plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognised.

(g) Business Combinations and Goodwill

On the acquisition of a subsidiary, the purchase method of accounting is used where-by the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and rights, for which fair values cannot be reliably determined, are not recognised.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

If the fair value attributable to the Group's share of the identifiable net assets exceeds the fair value of the consideration, the Group reassesses whether it has correctly identified and measured the assets acquired and liabilities and contingent liabilities assumed and recognises any additional assets or liabilities that are identified in that review. If that excess remains after reassessment, the Group recognises the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units

(h) Revenue Recognition

Revenue is recognised and measured at fair value to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of Goods

Revenue on sale of goods is recognised when risks and rewards of ownership of the goods have passed to the buyer.

Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(i) Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(j) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(k) Interest Bearing Loans and Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(m) Trade and Other Payables

Liabilities for trade and other payables, whether billed or not billed to the group, which are normally settled on 30-90 day terms, are carried at amortised cost.

(n) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(o) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(p) Inventories

Inventories comprise consumables, reagents, produce, packaging, chromite, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined on the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure.

(q) Trade and Other Receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. Sale of PGM concentrate is settled in USD based on the average market price of the month ruling up to three months after the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on fair value at the date of delivery.

Trade receivables are recognised at original invoice amount less an allowance for any uncollectible amounts.

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(r) Provision for Mine Site Rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

(s) Share Capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

(t) Derivative Financial Instruments

Derivative financial instruments are used by a joint venture in which the Company has a 50% interest (Platinum Mile Resources (Pty) Ltd) to manage exposures to platinum group metals. Hedge accounting is not applied. Derivative financial instruments are stated at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in the income statement immediately.

(u) Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(v) Interest in Joint Ventures

The group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

(w) Impairment of Non Financial Assets

The carrying amounts of the group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(x) Share-based Payment Transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a Share Plan and an Option Plan for directors and employees. Loans made under the Share plan are treated as share based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are shown as a deduction from equity.

(y) Earnings Per Share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than dividends, by the weighted average number of ordinary shares, adjusted for any bonus elements.

Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus elements.

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

(aa) Future Accounting Standards

Certain International Financial Reporting Standards and IFRIC Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the annual reporting period ended on 30 June 2008. The Directors have assessed the impact of the new standards or amended standards and interpretations (to the extent relevant to the Group) as follows:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
IFRS 8	Operating Segments and consequential amendments to other International Accounting Standards	New standard replacing IAS 14 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group's segment disclosures.	1 July 2009
IAS 123 (Revised)	Borrowing Costs	The amendments IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	These amendments to IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group's financial report.	1 July 2009
IAS 101 (Revised)	Presentation of Financial Statements and consequential amendments to other International Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	These amendments are only expected to affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009
IAS 32	Amendments to International Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	These amendments are not expected to have any impact on the Group's financial report as the Group does not have on issue or expect to issue any puttable financial instruments as defined by the amendments.	1 July 2009
IAS 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group's income statement.	1 July 2009

6. SEGMENT INFORMATION

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two business segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

The mining and exploration segment explores for and produces platinum group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities. The Group's geographical segments are based on the location of the Group's assets.

(b) Segment accounting policies

The group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2008	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	-	768,265	-	122,652	28,095	-	919,012
Intersegment revenues	24,760	-	691	-	-	(25,451)	-
Segment revenue	24,760	768,265	691	122,652	28,095	(25,451)	919,012
Segment result	25,119	434,873	(95)	58,061	28,095	(9,246)	536,807
Income tax expense							(173,214)
Profit after tax							363,593
Minority Interest							(127,119)
Net Profit							236,474
Segment assets	93,075	654,252	4,368	215,213	-	-	966,908
Segment liabilities	18,982	383,580	381	19,451	-	-	422,394
Other segment information:							
Capital expenditure	-	42,316	-	16,240	-	-	58,556
Amortisation and depreciation	-	45,265	17	3,704	-	-	48,986
Other non-cash expenses	7,432	-	-	-	-	-	7,432

30 June 2007	Bermuda	South Africa	Australia	Zimbabwe	Unallocated	Eliminations	Consolidated
External revenue	-	572,813	-	117,187	19,183	-	709,183
Intersegment revenues	9,302	-	547	-	-	(9,849)	-
Segment revenue	9,302	572,813	547	117,187	19,183	(9,849)	709,183
Segment result	7,536	296,819	(25)	62,999	19,183	(2,054)	384,458
Income tax expense							(90,861)
Profit after tax							293,597
Minority Interest							(106,374)
Net Profit							187,223
Segment assets	157,262	638,570	4,498	144,844	-	-	945,174
Segment liabilities	20,932	283,532	632	7,533	-	-	312,629
Other segment information:							
Capital expenditure	-	56,286	-	7,276	-	-	63,562
Amortisation and depreciation	-	36,083	20	3,340	-	-	39,443
Other non-cash expenses	47	(215)	16	(2,156)	-	-	(2,308)

(d) Business segments

30 June 2008	Mining and Exploration	Corporate and Investment	Consolidated
Segment revenue	890,917	-	890,917
Segment assets	869,465	97,443	966,908
Capital expenditure	65,743	-	65,743
30 June 2007			
Segment revenue	690,000	-	690,000
Segment assets	783,414	161,760	945,174
Capital expenditure	57,169	-	57,169

Zimbabwe

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa Mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time.

	2008	2007
	$'000	$'000
7. Revenue and Expenses		
Revenue		
Sale of mine products	890,917	690,000
Interest income	28,095	19,183
	919,012	**709,183**
Other income		
Other	2,109	1,619
	2,109	**1,619**
Cost of sales		
Amortisation and depreciation	48,986	39,423
Cost of production	307,485	257,834
Royalties	3,402	3,556
	359,873	**300,813**
Administrative costs		
Advertising and promotion	299	237
Audit and accounting	531	548
Consulting fees	3,656	2,707
Directors' fees	716	617
Depreciation of plant and equipment	-	20
Share based payments	58	100
Legal fees	351	893
Printing and stationery	40	33
Rental on operating leases	132	124
Stock exchange and registry management	854	412
Subscriptions and conferences	251	379
Telephone and facsimile	96	96
Travel	1,191	901
Wages, salaries and employee benefits	1,731	1,381
Other	561	524
	10,467	**8,972**
Other operating gain/(loss)		
Foreign exchange gain/loss	14,286	(1,341)
	14,286	**(1,341)**
Finance costs		
Interest and borrowing costs	19,628	11,511
Accretion of mine-site rehabilitation liability	8,632	3,707
	28,260	**15,218**
Staff costs included in the consolidated income statement		
Salaries and wages	16,611	4,723
Provisions for employee entitlements	546	704
Superannuation	1,112	543
Share based payments	58	100
	18,327	**6,070**

	2008	2007
	$'000	$'000
Depreciation and amortisation included in consolidated income statement		
Depreciation	24,208	18,906
Amortisation of fair value uplift on mining assets	6,535	7,595
Amortisation of original cost of mining assets	18,243	12,942
	48,986	**39,443**

8. Income Tax

	2008	2007
Major component of tax expense for the year		
Income statement:		
Current income tax	126,773	58,070
Withholding tax	2,539	2,503
Secondary tax charge	45,822	-
Deferred tax – origination and reversal of timing differences	(1,920)	30,288
Income tax expense	**173,214**	**90,861**

As a Bermudan corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

	2008	2007
Amounts charged or credited directly to equity:		
Foreign exchange translation adjustment	9,170	221

The group's effective tax rate in 2008 was 32.3% (2007: 23.7%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate at years end is as follows:

	2008	2007
Profit from ordinary activities before income tax	536,807	384,458
At the South African income tax rate of 28% (2007: 29%)	150,306	111,493
Lower Zimbabwe income tax rate of 15%	(9,614)	(10,375)
Lower Mauritius income tax rate of 15%	(191)	(218)
Loss of parent company not subject to taxation	993	1,274
Foreign exchange adjustments on tax liabilities	(14,125)	(12,408)
Foreign tax credit	2	364
Unrecognised tax losses	138	(318)
Income not assessable	(5,440)	(3,805)
Capital and incentive allowances	(24)	(176)
Expenditure not allowable for income tax purposes	3,325	1,943
Withholding tax on dividends and technical fees received	2,539	2,503
Secondary tax charge on share repurchase	45,822	-
Under/(over) provision from prior year	(517)	584
At effective income tax rate of 32.3% (2007 23.7%)	**173,214**	**90,861**

	2008	2007
Current tax liabilities		
Tax payable	**1,644**	**4,851**

	2008	2007
	$'000	$'000
Deferred tax liabilities		
Capital allowances on machinery	75,563	83,680
Fair value uplift on mining assets	19,083	20,890
Mine closure costs	2,427	1,119
Provision for mine site rehabilitation	(5,405)	(3,089)
Prepayments	89	3
Other	531	775
Deferred tax liability	**92,288**	**103,378**
Reconciliation of movement in deferred tax liabilities to tax expense		
Balance of deferred tax liabilities at beginning of year	103,378	73,311
Foreign exchange translation of deferred tax liabilities	(9,170)	(221)
Deferred tax expense	(1,920)	30,288
Deferred tax liability	**92,288**	**103,378**

At 30 June 2008, the potential benefit of tax losses of a foreign subsidiary amounting to $5.5m (2007: $5.8m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

9. Earnings Per Share

		2008	2007
a)	Basic earnings per share - cents per share	91.98	72.84*
	Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.		
b)	Diluted earnings per share - cents per share	91.47	72.17*
	Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).		
(c)	Reconciliations		
	Net profit used in calculating basic and diluted earnings per share	236,474	187,223
		Number of shares	**Number of shares***
	Weighted average number of shares used in the calculation of basic earnings per share	257,082,947	257,049,195
	<u>Effect of dilutive securities</u>		
	Share options	1,444,706	2,385,531
	Adjusted weighted average number of shares used in the calculation of diluted earnings per share	**258,527,653**	**259,434,726**

* Earnings per share and number of shares outstanding for the year ended 30 June 2007 have been adjusted for three for one share split approved by shareholders on 23 November 2007.

10. Dividend Proposed or Declared

A final dividend of 10 cents (2007: $0.10 adjusted for the three for one share split approved by shareholders on 23 November 2007) per common share was declared for the current year on 7 August 2008. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2008.

Total dividends paid during the 2008 financial year amounted to $51,306,853. This consisted of a final 2007 dividend paid during October 2007 of $25,653,426 ($0.10 per share*) and an interim dividend paid during March 2008 of $25,653,427 ($0.10 per share).

Total dividends paid during the 2007 financial year amounted to $25,363,647. This consisted of a final 2006 dividend paid during October 2006 of $15,208,180 ($0.06 per share*) and an interim dividend paid during March 2007 of $10,155,466 ($0.04 per share*).

** Note dividends per share have been adjusted to reflect the three for one share split approved by shareholders on 23 November 2007.*

	2008 $'000	2007 $'000
11. Receivables – Non Current		
Amount due from joint venture participant for share of mine site closure costs	**10,795**	**11,612**

Based on the first and second Notarial Pooling and Sharing agreements (PSA's) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 21(a). With respect to the opencast section of the Marikana mine that is on AQP(SA) property, RPM have limited their contractual liability to approximately ZAR50 million, being a negotiated liability in terms of an amendment to the second Notarial Pooling and Sharing Agreement

12. Available for Sale Investments – Non Current

	2008	2007
Shares in other corporations	**4,804**	**414**

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

13. Property, Plant and Equipment

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Finance Lease	Total
30 June 2008				
Beginning carrying value	18,671	192,850	7,592	219,113
Additions	155	39,057	-	39,212
Acquisitions	-	10,381	-	10,381
Disposals	-	-	-	-
Depreciation	(581)	(23,627)	-	(24,208)
Transfers (to)/from mining assets	(7,534)	(3,828)	(7,592)	(18,954)
Net exchange differences	(21)	(11,209)	-	(11,230)
Closing carrying value	**10,690**	**203,624**	-	**214,314**
At cost	11,483	265,136	-	276,619
Accumulated depreciation	(793)	(61,512)	-	(62,305)
Closing carrying value	**10,690**	**203,624**	-	**214,314**

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Finance Lease	Total
30 June 2007				
Beginning carrying value	9,850	192,257	4,519	206,626
Additions	6,143	3,440	6,238	15,821
Disposals	-	(208)	(28)	(236)
Depreciation	(790)	(14,791)	(3,325)	(18,906)
Transfers from mining assets	3,463	9,589	-	13,052
Net exchange differences	5	2,563	188	2,756
Closing carrying value	**18,671**	**192,850**	**7,592**	**219,113**
At cost	20,213	242,473	11,608	274,294
Accumulated depreciation	(1,542)	(49,623)	(4,016)	(55,181)
Closing carrying value	**18,671**	**192,850**	**7,592**	**219,113**

Property, plant and equipment owned by AQP(SA) carried at $140.1m (2007:172.9m) serves as security for an interest bearing loan from Rand Merchant Bank Limited as described further in Note 21.

14. Mining Assets

	2008 $'000	2007 $'000
Comprising deferred exploration and evaluation costs, mine development costs and mineral properties as follows:		
Mining tenements	156,335	157,412
Accumulated amortisation	(54,439)	(47,960)
	101,896	109,452
Development costs	238,812	223,913
Accumulated amortisation	(56,079)	(33,693)
	182,733	190,220
	284,629	**299,672**

Reconciliation of mining assets:

	2008 $'000	2007 $'000
Opening balance	299,672	247,601
Additions/expenditure incurred during the year	26,531	47,741
Provision for rehabilitation provision increment/(decrease)	(7,187)	34,228
Amortisation and depreciation charges	(24,778)	(20,537)
Transfers (to)/from property, plant & equipment	18,954	(13,052)
Net exchange differences	(28,563)	3,691
Closing balance	**284,629**	**299,672**

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2008. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

AQP(SA) has established Environmental Rehabilitation Trusts into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. AQP(SA) also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the jointly controlled operation's obligation incurred in the Notarial Pooling and Sharing Agreements.

15. Goodwill

	2008 $'000	2007 $'000
Goodwill	58,505	-
	58,505	**-**

Reconciliation of goodwill:

	2008 $'000	2007 $'000
Opening balance	-	-
Arising on acquisition of joint venture interest (Note 16)	58,505	-
Closing balance	**58,505**	**-**

The recoverable amount of the Company's interest in the Platinum Mile Resources (Pty) Ltd (Plat Mile) joint venture has been determined based on a value in use calculation using cash flow projections based on financial budgets and long term future estimates approved by senior management, over a twenty year period. A period greater than five years for these cash flows is justified on the basis that the estimated useful life of the contract for the treatment of tailings material is considerably longer than five years.

The primary assumptions underlying the cash flow projections include PGM production of approximately 36,000 ounces based on management estimates, a PGM basket price of approximately $1640 per ounce based on management estimates and an 8.05% discount rate.

Reasonably possible changes in the above primary assumptions are unlikely to cause the carrying amount of the goodwill allocated to the Plat Mile joint venture to exceed its recoverable amount.

16. Acquisition of Interest in Jointly Controlled Entity

AQP through its wholly owned subsidiary Aquarius Platinum (South Africa) Corporate Services (Pty) Ltd acquired a 50% interest in the ordinary issued capital of Plat Mile with effect from 1 March 2008.

The provisional fair values of identifiable assets and liabilities of Plat Mile as at the date of acquisition were:

	Carrying Value of 50% Interest	Provisional Fair Value of 50% Interest
Plant and equipment	4,034	10,381
Cash and cash equivalents	859	859
Trade and other receivables	4,006	4,743
Interest bearing liabilities	(2,694)	(2,571)
Derivative liability	(1,940)	(1,940)
Deferred tax liability	(669)	(2,481)
Trade and other payables	(3,118)	(3,117)
Net Assets	**478**	**5,874**
Goodwill		58,505
Total Consideration		**64,379**
Consideration		
Cash consideration		23,758
Shares issued		40,621
Total consideration		**64,379**
Net cash out flow on acquisition:		
Cash consideration		23,758
Cash acquired		(859)
Net cash consideration		**22,899**

The fair values are provisional and a review of the fair value of the assets and liabilities acquired will be completed within twelve months of the acquisition date. From the date of acquisition Plat Mile has contributed $1.402m to the profit of the Group. Disclosure of the full year impact on revenues and profit had the acquisition been completed on the first day of the financial year has not been shown as the results were previously accounted for on a cash basis.

17. Interest in Joint Ventures

The group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as the "Notarial Pooling & Sharing Agreements". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.

- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine, a 50% interest in a joint venture known as the "Chrome Tailings Retreatment Project" and a 50% interest in the Plat Mile tailings reprocessing joint venture".

The group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2008	**2007**
	$'000	$'000
Current assets	336,624	238,509
Non current assets	254,534	148,902
	591,158	387,411
Current liabilities	(51,871)	(32,345)
Non current liabilities	(4,725)	(1,462)
	534,562	353,604
Revenue	629,512	485,749
Cost of sales	(225,202)	(186,436)
Administration and other expenses	(12,659)	(2,437)
Interest received	5,526	5,579
Interest expense	(340)	(740)
Profit before income tax	396,837	301,715
Income tax expense	(3,341)	(3,018)
Net profit before minority interests	**393,496**	**298,697**

18. Cash

Cash at bank	146,769	216,069
Short term deposits	24,187	71,594
	170,956	**287,663**

The interest rate earned from cash at bank and short-term deposits ranged from 1.80% to 10.83% per annum. Short-term deposits have maturity dates of three months or less.

19. Trade and Other Receivables (Current)

	2008 $'000	2007 $'000
Trade receivables (a)	140,754	98,617
Security deposit (b)	12,159	-
Other receivables (c)	34,051	1,960
	186,964	**100,577**

(a) Trade receivables have been offset by an amount of:

- $82.820m (2007: $82.375m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. It is repayable in US dollars in three instalments during July, August and September 2008.
- $84.843m (2007: $38.518m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 2.75%. It is repayable in US Dollars in three instalments during July, August and September 2008.

The group has a legal right of set off for these balances.

Included in trade receivables is an amount of $39.709m (2007: $28.983m) relating to the sale of concentrate by Mimosa. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to revaluation as required.

(b) The security deposit is held by Nedbank London and acts as security for the loan referred to in note 25(b).

(c) Other receivables are non-interest bearing and due within twelve months.

20. Inventories

	2008 $'000	2007 $'000
Ore stockpiled at cost	5,514	7,059
PGM concentrates at cost	1,915	2,115
Consumables at cost	28,512	16,949
	35,941	**26,123**

Inventories to the value of $16.063m (2007: $13.390m) serve as security for the loan from Rand Merchant Bank Limited. Refer Note 25(a).

21. Payables (Non-Current)

	2008 $'000	2007 $'000
Loans – other corporations (unsecured)	-	52,007
Amount due to joint venture participant in respect of mine closure costs (a)	2,219	2,221
	2,219	**54,228**

(a) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQP(SA) holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQP(SA). Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQP(SA), where the rehabilitation relates to property owned by RPM. Refer also Note 11.

22. Interest-Bearing Loans and Borrowings (Non-Current)

	2008 $'000	2007 $'000
ZAR loan facility	-	6,893
USD loan facility	-	19,976
Loan – other corporation (a)	1,264	-
Other secured loans (b)	290	343
Finance lease liabilities (c)	103	4,060
	1,657	**31,272**

(a) Loan – other corporation is payable to Investec Limited by Plat Mile. The loan bears interest at 10.13% and is repayable in quarterly instalments of capital and interest. The loan is secured against the plant and equipment asset of the Plat Mile joint venture.

(b) Other secured loan of ZAR2,306,250 (2007: 2,337,999) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 13.75% and is repayable in annual instalments of ZAR427,600 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,290,253 within the TKO group and cross guarantees between all the companies in the TKO group.

(c) Finance lease obligations are capitalised at an effective interest rate of LIBOR plus 2% with a lease term of between 12 and 48 months.

23. Provisions (Non-Current)

	2008 $'000	2007 $'000
Provision for mine site rehabilitation	58,509	68,949
Employee entitlements	109	77
	58,618	**69,026**
Movement in provision:		
Balance at beginning of the year	69,026	32,108
Additional provision for employee entitlements	31	26
Addition/(reduction) in mine site closure costs provided	(7,187)	35,949
Payments for minesite closure cost	(4,372)	(3,612)
Interest adjustment due to accretion in mine-site rehabilitation liability	8,632	3,707
Net exchange differences	(7,512)	848
Balance at end of year	**58,618**	**69,026**

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 12 to beyond 30 years.

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2008	2007
	$'000	$'000
24. Payables (Current)		
Trade payables	47,301	43,747
Other payables	8,993	968
	56,294	**44,715**

Trade and other payables are interest free, payable within 90 days, predominantly denominated and repayable in ZAR and USD and located in South Africa and Zimbabwe.

25. Interest Bearing Loans and Borrowings (Current)

	2008	2007
Secured loans (a)	208,066	-
Lease liabilities – refer Note 22(c)	95	4,049
Unsecured loans	-	534
	208,161	**4,583**
Total facility available:		
Rand Merchant Bank loan facility	301,337	63,595
Unused facility available:		
Rand Merchant Bank loan facility	-	36,726

Secured loans comprise:

a) Refers to a $198.066m Rand Merchant Bank Limited facility taken out by AQP(SA). The terms of the facility are as follows:

- Interest is calculated as the aggregate of the Johannesburg Interbank Acceptance Rate (JIBAR) and a credit margin as follows: 1.85% for the period from the date of the initial draw down to 30 September 2008, 2.1% from 30 September 2008 to 31 December 2008, 2.35% from 31 December 2008 to 31 March 2009 and 3.00% from 31 March 2009 to 30 June 2009. Interest is paid on a quarterly basis commencing September 2008. During the period ended 30 June 2008 the loan from Rand Merchant Bank bore interest at an average rate of 13.14%.
- The loan is secured by a first ranking fixed and floating charge over all assets of the company.
- Repayments of principle can be made in full or in part not more than once per calendar month and in amount of not less than ZAR25 million. On each interest repayment date a prepayment against the outstanding facility balance will be made through a cash sweep of AQP(SA)'s available credit bank balances.
- The total amount available under the facility totals ZAR2.4 billion and the facility is due for repayment on 30 June 2009.

b) A loan $10m loan payable to Nedbank London. The loan is repayable by 31 January 2009 and bears interest at a rate of LIBOR plus 5%. At 30 June 2008 the LIBOR was 2.995%. The loan is secured by a cash backed deposit, refer note 19.

	2008	2007
	$'000	$'000
26. Provisions (Current)		
Provision for employee entitlements	**474**	**576**
Movement in provision:		
Balance at beginning of the year	576	373
(Utilisation)/additional provision	(49)	195
Net exchange differences	(53)	8
Balance at end of year	**474**	**576**

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

27. Derivative Financial Instruments

	2008	2007
Marked to market value of forward PGM contract	**1,039**	**-**

At 30 June 2008 Platinum Mile Resources (Pty) Ltd (Plat Mile) had remaining monthly forward commitments to sell platinum, palladium and gold at fixed prices during the period July 2008 to December 2008 when the contract finishes. The commitments have been valued at fair market value at 30 June 2008. A summary of the commitment is tabled below:

	Forward Sale Ounces	Price $/Ounce
Platinum	1,980	1,727
Palladium	1,200	385
Gold	180	860
	3,360	1,202

The group uses a number of methodologies to determine the fair value of derivatives. These techniques include comparing contracted rates to market rates with the same length of maturity to determine the value of forward contracts. The principal inputs to valuation techniques are commodity prices, interest rates, foreign currency exchange rates, price volatilities and discount rates. Commodity prices, interest rates and foreign exchange rates are determined by reference to published/ observable prices.

	2008 $'000	2007 $'000
28. Issued Capital		
a) Authorised capital		
530,000,000 (2007: 530,000,000) common shares with a par value of $0.05 each	79,500	79,500
5 (2007: 5) "A" class shares with a par value of $2,400 each	12	12
50,000,000 (2007: 50,000,000) preference shares with a par value of $0.15 each	7,500	7,500
	87,012	**87,012**
b) Issued capital		
262,052,778 (2007: 256,455,303) common shares of $0.05 each fully paid	**13,103**	**12,823**
Movement in issued capital:		
Balance at beginning of year (256,455,303 common shares)	12,823	12,652
Issued on exercise of share options 1,198,519 (2007: 3,410,628 common shares)	60	171
Share placement - 23,144,000 common shares	1,157	-
Selective share buy back - 21,425,898 common shares	(1,071)	-
Acquisition of interest in joint venture – 2,680,854 common shares – refer Note 16	134	-
Balance at end of year (262,052,778 common shares)	**13,103**	**12,823**
c) Shares reserved for employee share plan		
65,000 common shares (refer note 34)	**(1,012)**	**-**

Terms and Conditions of Issued Capital

Common shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the Bye-Laws of the Company.

On 23 November 2007, shareholders approved a split of the Company's issued shares on a three for one basis.

Options

For information regarding the Company's Option Plans, refer Note 34.

Black Economic Empowerment (BEE) Transaction

South Africa

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is complete.

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQP(SA) as follows:

- Savcon were issued with 400 shares in AQP(SA) for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (R598,385,104). The terms and conditions of the loans are as follows:

    I. a loan of ZAR498,385,104 that was unsecured, subordinated to AQP(SA)'s third party debt, was interest free, had no fixed terms of repayment and ranks pari passu with the other shareholder loans; and

    II. a loan of ZAR100,000,000 that was unsecured, subordinated to AQP(SA)'s third party debt, bore interest at a rate of 12.745% per annum, had no fixed terms of repayment and ranked pari passu with the other shareholder loans.

- Aquarius also agreed to sell 13 AQP(SA) shares to Savcon for $4,445,028 (ZAR27,070,218).

Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQP(SA) from Aquarius to increase their shareholding to 20% in AQP(SA) following the dilution resulting from the issue of the new shares in AQP(SA) to the BEE consortium. Aquarius agreed to sell 30 AQP(SA) shares to Impala for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest bearing loan account to Aquarius.

On 26 April 2007 the Company announced the acquisition of a 3.5% equity interest in AQP(SA) from Savcon for a cash consideration of ZAR342.5 million following the receipt of a Section 11(1) Consent from the South African Department of Minerals and Energy. As a result of the transaction Aquarius increased its ownership interest AQP(SA) from 50.5% to 54%. The difference between the consideration paid of $33.148m and the carrying value of the minority interest acquired has been treated as an equity transaction. Refer Note 29(d).

On 16 April 2008 the Company announced the buy back by AQP(SA) of the 20% interest in AQP(SA) held by Implats' for a consideration of $504.9 million and the buy back by AQP of Implats' 8.4% interest in AQP for a consideration of $285 million. As a result of the transaction Aquarius increased its ownership interest in AQP(SA) from 54% to 67.5%. The difference between the consideration paid of $504.9 million and the carrying value of the minority interest acquired in AQP(SA) has been treated as an equity transaction. Refer Note 29(d).

Currently, the shareholdings in AQP(SA) are as follows:

- 67.5% interest by Aquarius and
- 32.5% by the Savcon

The second step of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders dated 17th September 2004, see Savcon sell its holding in AQP(SA) along with secession of all of their claims in respect of the above loans in exchange for 65,042,856 new Aquarius shares.

Following this exchange, Aquarius will hold 100% of AQP(SA) and Savcon constituent members will hold approximately 20% of the enlarged share capital of Aquarius.

If the final component of the transaction were not to proceed, the ownership structure of AQP(SA) as detailed above would remain unchanged.

29. Reserves

	2008 $'000	2007 $'000
Share premium reserve	550,860	149,423
Foreign exchange reserve	(22,679)	(988)
Equity benefits reserve	409	351
Equity reserve	(249,298)	(22,584)
	279,292	**126,202**

Movement in reserves:

a) Share premium reserve

	2008	2007
Balance at beginning of year	149,423	143,621
Premium on common shares issued on exercise of share options	2,046	5,802
Share placement - 23,144,000 common shares at £8.00 per share	366,939	-
Fundraising costs	(8,035)	-
Acquisition of interest in joint venture – 2,680,854 common shares at $15.15 per share.	40,487	-
Balance at end of year	**550,860**	**149,423**

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

b) Foreign currency translation reserve

	2008	2007
Balance at beginning of year	(988)	(6,476)
Gain/(loss) on translation of foreign subsidiaries	(21,691)	5,488
Balance at end of year	**(22,679)**	**(988)**

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations

c) Equity benefits reserve

	2008	2007
Balance at beginning of year	351	(56)
Value of equity benefits granted to employees	58	100
Repayment of employee share plan loans	-	307
Balance at end of year	**409**	**351**

The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.

d) Equity reserve

	2008	2007
Balance at beginning of year	(22,584)	10,564
Premium paid on share buy back resulting in additional 3.5% equity interest in AQP(SA)	-	(33,148)
Adjustment on acquisition of additional 13.5% equity interest in AQP(SA)	(226,714)	-
Balance at end of year	**(249,298)**	**(22,584)**

The equity reserve is used to record gains and losses associated with equity transactions with minority shareholders where the Group maintains control of the subsidiary.

	2008 $'000	2007 $'000
30. Retained Earnings		
Balance at beginning of the year	317,113	155,254
Final dividend paid	(25,653)	(15,208)
Interim dividend paid	(25,653)	(10,156)
Excess over par value of share buyback	(284,750)	-
Net profit for the year	236,474	187,223
Balance at end of year	**217,531**	**317,113**

Repatriation of funds from South Africa and Zimbabwe are subject to regulatory approval in the respective countries.

31. Minority Interest

Reconciliation of outside equity interests in subsidiaries:

	2008	2007
Balance at beginning of the year	176,407	78,278
Share in post acquisition equity movements of AQP(SA)	80,112	98,129
Adjustment to minority interest following share buy back	(220,919)	-
Balance at end of year	**35,600**	**176,407**
Minority interest comprises:		
Issued capital	-	-
Reserves	(18,977)	11,383
Retained earnings	54,577	165,024
	35,600	**176,407**

Minority interest relates to a 32.5% (2007: 46%) interest in AQP(SA) and its subsidiaries.

32. Contingent Liabilities

The mining contract dispute between the company and Moolman Mining South Africa ("MMSA") that originally arose over the interpretation of the contract price adjustment formula in the contract known as the "rise and fall" which determined mining costs, has not been settled. AQP(SA) resiled from the mining contract in December 2005 on the basis of misrepresentation by MMSA. MMSA submitted a total claim on the termination of the contract of ZAR472m ($66.70 million) including an amount in respect of the "rise and fall" after AQP(SA) issued summons against MMSA for ZAR964m ($136.2 million) for damages emanating from misrepresentation. The company has served a plea to MMSA's counter claim. APQ(SA) does not believe that there are any amounts owing to MMSA as the company has been advised by its legal representatives that the misrepresentation by MMSA results in no amounts whatsoever being payable by the company to MMSA. Accordingly, counsel has advised the Group that it is not probable that the action by MMSA will succeed and therefore no provision for liability has been provided for in the financial statements.

	2008 $'000	2007 $'000
33. Expenditure Commitments		
a) Operating lease (non cancellable)		
Not later than 1 year	68	68
Later than 1 year but not later than 5 years	188	119
	256	**187**
b) Finance Lease commitments		
Not later than 1 year	114	4,366
Later than 1 year but not later than 5 years	113	4,131
Total minimum, lease payments	227	8,497
less future finance charges	(29)	(388)
Present value of minimum lease payments	**198**	**8,109**
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 25)	95	4,049
Non-current interest bearing liability (Note 22)	103	4,060
	198	**8,109**
c) Capital expenditure (non cancellable)	40,140	101,071

These commitments represent contractual commitments relating to development activities at the Everest, Marikana and Kroondal projects and include AQP(SA)'s share of capital expenditure associated with the capital development of those mines.

34. Share Based Payment Plans

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan ("Plans") for directors and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the company or subsidiary;
b) the length of service of the participant with the company or subsidiary;
c) the record of employment of the participant with the company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the company or subsidiary; and
e) any other matters which the committee considers relevant.

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

Options	Number of Options Balance at beginning of year *	Granted	Forfeited/ Cancelled	Exercised	Balance at end of year
Exercise price of £1.11, granted 21 November 2003, expiring 21 November 2013 (a) (i)	280,002	-	-	-	280,002
Exercise price of £0.85, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	1,465,440	-	233,181	616,131 (iv)	616,128
Exercise price of £0.85, granted 11 October 2004, expiring 11 October 2011 (a) (iii)	419,730	-	-	209,867 (v)	209,863
Exercise price of £0.97, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	653,781	-	26,021	293,558 (vi)	334,202
Exercise price of £1.11, granted 2 August 2005, expiring 2 August 2012 (b) (ii) (ix)	236,895	-	157,932	78,963 (vii)	-
Exercise price of £2.34, granted 26 May 2006, expiring 26 May 2013 (b) (ii) (x)	240,108	-	-	-	240,108
Total	3,295,956	-	417,134	1,198,519	1,680,303
Options Exercisable	293,549				306,704

*Adjusted for share split approved by shareholders on 23 November 2007

(a) Options vested on grant date

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:

a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

(ii) Options granted under the Option Plan are exercisable on the following terms:

d) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

e) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

f) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:

a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;

b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and

c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £8.06

(v) The weighted average share price at the date of exercise for the options exercised is £7.53

(vi) The weighted average share price at the date of exercise for the options exercised is £7.99

(vii) The weighted average share price at the date of exercise for the options exercised is £4.56

(ix) Options granted during the 2006 financial year have been valued at £1.09 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £3.32, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.33% and the time to maturity of the option - 7 years

(x) Options granted during the 2006 financial year have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £7.01, dividend yield – 0.91%, expected volatility of share price - 42%, risk free rate - 4.65% and the time to maturity of the option - 7 years.

The weighted average remaining contractual life for Options outstanding at the end of the financial year is 3.5 years (2007: 4.5 years).

Share Plans

During the year the Company adopted a revised Share Plan for eligible participants. Under the Share Plan the Board can authorise the Trustee to purchase shares and hold them as either unallocated shares or as shares for and on behalf of an eligible participant. The participant may require the Trustee to transfer the plan shares held by the Trustee on behalf of the participant to the participant subject to satisfaction of any performance criteria or vesting conditions imposed by the board. The Board may also direct the Trustee to allocate to a participant shares purchased as unallocated shares.

If a participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Board then, subject to Board discretion, the shares that were held on behalf of the participant will be held by the Trustee as unallocated shares.

During the year 65,000 shares were purchased by the Trustee at average price of $15.57 per shares. The shares remain unallocated at the end of the year.

Under the pervious Share Plan, shares were issued at fair value, which was determined as the average of the last sold prices on the LSE in the five dealing days prior to the offer date. The shares issued were common shares, which carry one vote per share without restriction and an entitlement to dividends. The purchase of shares was funded by an interest-free loan, which was repayable on or before five years after the shares were issued. The amount repayable was the lesser of the issue price of the shares and the last sale price of the shares at the repayment date. Dividends payable on shares issued under the Share Plan were offset against the value of any loans receivable. The plan was accounted for as an option award.

Information with respect to the number of shares granted under the previous employee Share Plan is as follows:

	2008		2007	
Shares	**Number of shares**	**Weighted average exercise price**	**Number of shares**	**Weighted average exercise price**
Balance at beginning of year	-	-	50,000	£3.43
- granted	-	-	-	-
- forfeited	-	-	-	-
- exercised *	-	-	(50,000)	£3.43
Balance at end of year	-	-	-	-
Exercisable at beginning of year	-	-	50,000	£3.43
Exercisable at end of year	-	-	-	-

Pensions and Other Post Employment Benefit Plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

35. Related Party Disclosures

Compensation of Directors and key management personnel of the group:

	2008 $'000	2007 $'000
Compensation of Directors:		
Short term benefits	2,238	1,827
Post employment pension benefits	43	33
	2,281	**1,860**
Compensation of key executives:		
Short term benefits	1,288	931
Post employment pension benefits	267	190
Share based payments	57	100
	1,612	**1,221**
Total remuneration of Directors and executives of the Company in respect of the financial year	**3,893**	**3,081**

Mr S.A. Murray is entitled to:

- 209,865 options exercisable at £0.85 per share expiring 11 October 2011. The remaining options vest on 11 June 2009. These have been valued at £0.39 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price - £0.85, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 3.3 years. During the year 209,865 (2007: 209,865) options were exercised, total consideration received by the Group was £177,685 (2007: £177,685).

The Top 5 Executives are entitled to:

- 708,852 options exercisable at £0.85 per share up to 11 June 2011. The options vest evenly 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £0.39 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £0.85, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.81% and the time to maturity of the option - 7 years. The remaining contractual life for the options outstanding is 3.0 years.

- 303,018 options exercisable at £0.97 per share up to 20 October 2011. The options vest evenly on 20 October 2007, 20 October 2008 and 20 October 2009. These have been valued at £0.48 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £0.83, dividend yield – 1.1%, expected volatility of share price - 61%, risk free rate - 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 3.3 years.

- 240,108 options exercisable at £2.34 per share up to 26 May 2013. The options vest evenly on 26 May 2009, 26 May 2010 and 26 May 2011. These have been valued at £0.85 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price - £2.33, dividend yield – 1.1%, expected volatility of share price - 38%, risk free rate - 4.3% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 4.9 years.

Related Parties

a) Subsidiary Companies

Details of subsidiary companies are as follows:

Name	Country of incorporation	% Equity Interest 2008	2007
Aquarius Platinum (Australia) Limited	Australia	100%	100%
Aquarius Platinum Corporate Services Pty Ltd	Australia	100%	100%
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	67.5%	54%
Kroondal Platinum Mines Limited	South Africa	100%	100%
Malfeb (Pty) Ltd	South Africa	100%	100%
Magaliesburg Properties (Pty) Limited	South Africa	67.5%	54%
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100%	100%
TKO Investment Holdings Ltd	South Africa	67.5%	54%
TKO Farming Enterprises (Pty) Limited	South Africa	67.5%	54%
TKO Properties (Pty) Limited	South Africa	67.5%	54%
Natal Kiwi Orchards (Pty) Limited	South Africa	67.5%	54%
SA Kiwifruit Industries (Pty) Limited	South Africa	67.5%	54%

b) Jointly Controlled Entities

Details of jointly controlled entities are as follows:

Name	Country of Incorporation	% Equity Interest 2008	2007
Mimosa Investments Limited	Mauritius	50%	50%
Mimosa Holdings (Private) Limited	Zimbabwe	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%
Platinum Mile Resources (Pty) Ltd	South Africa	50%	-

c) Transactions within the Group

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

36. Financial Instruments

a) Financial risk management objectives & policies

The Group's management of financial risk is aimed at ensuring net cash flows are sufficient to:

- meet all its financial commitments
- maintain the capacity to fund corporate growth activities
- pay a reasonable dividend

The Group monitors its forecast financial position on a regular basis.

Credit risk, liquidity and market risk (including foreign exchange, commodity price and interest rate risk) arise in the normal course of the Group's business. The Group's principal financial instruments comprise interest bearing debt, cash and short-term deposits. Other financial instruments include trade receivables and trade payables, which arise directly from operations. The Group's forecast financial risk position with respect to key financial objectives and compliance with treasury practice are regularly reported to the Board.

b) **Market Risk**

(i) *Foreign exchange risk*

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the group. The Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand, Australian dollars and Zimbabwean dollars.

Currently there are no foreign exchange hedge programmes in place, however, the Group treasury function manages the purchase of foreign currency to meet operational requirements. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. The Company anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to remeasurement as required.

At balance date the financial instruments exposed to movements in the South African Rand / USD are as follows:

	2008	2007
	$'000	$'000
Financial Assets		
Cash and cash equivalents	1,168	1,445
Trade and other receivables	240,257	170,315
	241,425	**171,760**
Financial Liabilities		
Interest bearing loans	316,742	201,202
	316,742	**201,202**

The financial instruments exposed to movements in the Australian / USD are as follows:

Financial Assets		
Cash and cash equivalents	20,089	49
	20,089	**49**

The financial instruments exposed to movements in the Zimbabwe / USD are as follows:

Financial Assets		
Cash and cash equivalents	1,562	881
Receivables	130	2,145
	1,692	**3,026**
Financial Liabilities		
Payables	432	1,849
	432	**1,849**

Due to the extreme inflationary environment of the Zimbabwean economy the Company considers the possible amount recoverable/payable for Zimbabwe denominated financial assets to be in the range of zero to $1.692m and for Zimbabwe denominated financial liabilities to be in the range of zero to $0.432m.

The following table summarises the sensitivity of financial instruments held at balance date to movements in the exchange rate of the South African Rand and Australian dollar to the US dollar, with all other variables held constant. The South African Rand and Australian dollar instruments have been assessed using the sensitivities indicated in the table. These are based on reasonably possible changes, over a financial year, using the observed range of actual historical rates for the preceding 5 year period.

	Impact on Profit	
	2008	**2007**
Pre tax gain/(loss)	$'000	$'000
ZAR/USD +7.60% (2007: 6.1%)	(5,582)	(1,609)
ZAR/USD –5.1% (2007: -4.5%)	4,236	1,301
AUD/USD +10% (2007: 10%)	(1,826)	(4)
AUD/USD –10% (2007: -10%)	2,232	5

There is no impact on other equity.

(ii) *Commodity price risk*

The Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of platinum group metals (PGM's). The Group regularly measures exposure to commodity price risk by stress testing the Group's forecast financial position to changes in PGM prices.

The Group does not hedge commodity prices. The Plat Mile Joint Venture (of which the Group has a 50% interest) has a forward commitment through to December 2008 for the delivery of a fixed amount PGM's at fixed prices as described in Note 27. The forward commitment program will not be renewed at its completion.

The financial instruments exposed to movements in metal prices are as follows:

	2008	**2007**
	$'000	$'000
Financial Assets		
Receivables (gross notional amount)	286,321	199,298
	286,321	**199,298**

The following table summarises the sensitivity of financial instruments held at balance date to movements in the relevant forward commodity price, with all other variables held constant. The sensitivities are based based on reasonably possible changes, over a financial year, using observed ranges of actual historical rates.

	Impact on Profit	
	2008	2007
Pre tax gain/(loss)	$'000	$'000
10% (2007: 20%) increase in PGM price	27,772	37,454
35% (2007: 20%) decrease on PGM price	(97,066)	(37,454)

There is no impact on other equity.

(iii) *Interest rate risk*

Interest rate risk is the risk that the Group's financial position will be adversely affected by movements in interest rates.

The Group's main interest rate risk arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (LIBOR) or the Johannesburg Interbank Acceptance Rate (JIBAR). Floating rate debt exposes the Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Groups' funding structure.

The financial instruments exposed to movements in variable interest rates are as follows:

	2008	2007
	$'000	$'000
Financial Assets:		
Cash and cash equivalents	170,956	274,069
Receivables	12,159	-
	183,115	**274,069**
Financial Liabilities		
Interest bearing liabilities exposed to LIBOR*	187,664	147,341
Interest bearing liabilities exposed to JIBAR	197,086	330
	384,750	**147,671**

* Interest bearing liabilities includes $167.663 million (2007: 120,893 million) related to the pre-financing of delivered PGM concentrates that has been offset against trade receivables in the balance sheet. Refer also Note 19.

The following table summarises the sensitivity of the financial instruments held at balance sheet date, following a movement in variable interest rates, with all other variables held constant. The sensitivities are based on reasonably possible changes over a financial year, using the observed range of actual historical rates for the preceding 5-year period.

	Impact on Profit	
	2008	**2007**
Pre tax gain/(loss)	$'000	$'000
Cash		
- increase +100bps (2007: 100bps)	1,711	2,559
- decrease –100bps (2007: -100bps)	(1,835)	(2,740)
Receivables		
- increase +100bps (2007: 100bps)	121	-
- decrease -100bps (2007: -100bps)	(121)	-
Interest bearing liabilities		
Sensitive to LIBOR		
- increase +50bps (2007: 250bps)	(469)	(328)
- decrease –50bps (2007: -050bps)	523	3,684
Sensitive to JIBAR		
- increase +25bps (2007: 25bps)	(985)	(7)
- decrease –25bps (2007: -250bps)	1,109	2

There is no impact on other equity.

(iv) *Market price risk*

Price risk is the risk that the Group's financial position will be adversely affected by movements in the market value of its available-for-sale financial assets. The financial instruments exposed to movements in market value are as follows:

	2008	**2007**
	$'000	$'000
Financial Assets:		
Other financial assets	4,804	414

The following table summarises the sensitivity of financial instruments held at balance date to movements in the market price of available-for-sale financial instruments, with all other variables held constant the 10% sensitivity is based on reasonable possible changes, over a financial year, using the observed range of actual historical prices for 2008 and 2007

	Impact on Equity	
	2008	**2007**
Post tax gain/(loss)	$'000	$'000
Market price + 10%	480	41
Market price + 10%	(480)	(41)

Equity referred to in the market price risk sensitivity represents available for sale investment reserve.

c) **Liquidity Risk**

The liquidity position of the Group is managed to ensure sufficient liquid funds are available to meet financial commitments in a timely and cost effective manner. The Group Treasury Function continually reviews the liquidity position including cash flow forecasts to determine the forecast liquidity position and maintain appropriate liquidity levels. Notes 22 and 25 detail the repayment obligations in respect of the amount of the facilities.

The contractual maturity analysis of payables at the reporting date was as follows:

	Payables Ageing Analysis (US'000)				
	Total	**< 6 months**	**6-12 months**	**1-5 years**	**>5 years**
2008					
Trade payables	47,301	47,301	-	-	-
Other payables	8,993	8,993	-	-	-
Loans and borrowings	236,310	659	235,218	243	190
Total Payables	**292,604**	**56,953**	**235,218**	**243**	**190**
2007					
Trade payables	43,747	43,747	-	-	-
Other payables	968	968	-	-	-
Loans and borrowings	88,651	2,768	2,259	31,351	52,273
Total Payables	**133,366**	**47,483**	**2,259**	**31,351**	**52,273**

d) **Credit Risk**

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Group. The carrying amount of financial assets represents the maximum credit exposure. The Group manages its credit risk on trade debtors, cash and financial instruments by predominantly dealing counterparties with a credit rating equal to or better than the Group. Receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. The Group's credit risk is limited to the carrying value of its financial assets.

At balance date there is a significant concentration of credit risk represented in the trade receivables balance. This is due to the fact that the majority of sales are made to two specific customers as per contractually agreed terms. The two customers, being Impala Platinum Holdings Limited and Rustenburg Platinum Mines Limited, have complied with all contractual sales terms and have not at any stage defaulted on amounts due.

The maximum exposure to credit risk at the reporting date was as follows:

	2008	**2007**
	$'000	$'000
Current		
Cash and cash equivalents	170,956	287,663
Trade receivables	140,754	98,617
Other receivables	34,051	1,965
Security deposit	12,159	-
	357,920	**388,245**

The ageing of receivables at the reporting date was as follows:

		Receivables Ageing Analysis $'000			
	Total	**< 6 months**	**6-12 months**	**1-5 years**	**>5 years**
2008					
Trade receivables	140,754	140,754	-	-	-
Other receivables	34,051	34,051	-	-	-
Security deposit	12,159	-	12,159	-	-
Total receivables	**186,964**	**174,805**	**12,159**	-	-
2007					
Trade receivables	98,617	98,617	-	-	-
Other receivables	1,960	1,960	-	-	-
Total receivables	**100,577**	**100,577**	-	-	-

e) **Capital Management**

The Group treasury function is responsible for capital management. This involves the use of corporate forecasting models, which facilitates analysis of the Group's financial position including cash flow forecasts to determine the future capital management requirements. Group treasury monitors gearing and compliances with various contractual financial covenants. The group defines capital as total shareholders equity excluding minority interest.

Capital management is undertaken to ensure a secure, cost effective supply of funds to ensure the Group's operating and capital expenditure requirements are met. The mix of debt and equity is regularly reviewed. The Group does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. At 30 June 2008 the Group's gearing ratio is 28% (2007: 5%)

During the year the company paid dividends of $51.307m (2007: $25.364m). The Board maintains a payout ratio policy of balancing returns to shareholders with the need to fund growth.

f) **Fair Value of Financial Assets and Liabilities**

The fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged or liability settled in a current transaction between willing parties in an arms length transaction. The fair values of cash and cash equivalents, trade and other receivables and trade and other payables approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest. The fair value of financial instruments traded in active markets such as publicly traded available-for-sale securities are based on quoted market prices at the balance sheet date. The quoted market price used for available for sale securities held by the Group is the current bid price. The fair value of financial instruments that are not traded in an active market such as unlisted securities is determined using valuation techniques. Such techniques include using recent arm's length market transactions and net asset values. All financial assets and liabilities recorded in the financial statements approximate their respective net fair values.

37. Events After Balance Sheet Date

The directors declared a dividend of $0.10 per share on 7 August 2008. There have been no other events after balance date.

	2008	2007
	$'000	$'000
38. Auditor's Remuneration		
Amounts received or due and receivable by Ernst & Young for:		
- an audit or review of the financial report of the company and any other entity in the consolidated group	338	328
- other services in relation to the company and any other entity in the consolidated group	193	145
	531	**473**

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   I. give a true and fair view of the financial position as at 30 June 2008 and the performance for the year ended on that date of the consolidated entity; and

   II. comply with International Accounting Standards; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Stuart Murray
Director

30 September 2008

ERNST & YOUNG

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

Independent auditor's report to the members of Aquarius Platinum Limited

We have audited the accompanying financial report of Aquarius Platinum Limited and the entities it controlled ("the Group"), which comprises the consolidated balance sheet as at 30 June 2008, and the consolidated income statement, consolidated statement of recognised income and expense and consolidated cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of this financial report in accordance with International Financial Reporting Standards. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements.

Auditor's Opinion

In our opinion, the consolidated financial report presents fairly in all material respects the financial position of the Group as of 30 June 2008, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young

Ernst & Young

V W Tidy
Partner
Perth
30 September 2008

The following information was reflected in the Company's registers and other records as at 29 August 2008. **File # 82-5097**

Distribution of Shareholders

	Ordinary Shares Number of Holders
1 - 1,000	2,280
1,001 - 5,000	1,269
5,001 - 10,000	204
10,001 - 100,000	323
100,001 - and over	224
TOTAL	**4,300**

There were 47 holders of ordinary shares holding less than a marketable parcel.

SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares Fully paid shares	%
Nutraco Nominees Limited	17,326,635	6.61
J P Morgan Nominees Australia Limited	13,374,872	5.10
HSBC Custody Nominees (Australia) Limited	13,203,203	5.04

Voting Rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

Twenty largest holders of fully paid shares

	Shareholder	**No. of shares**	**%**
1	Nutraco Nominees Limited	17,326,635	6.61
2	J P Morgan Nominees Australia Limited	13,374,872	5.10
3	HSBC Custody Nominees (Australia) Limited	13,203,203	5.04
4	National Nominees Limited	16,311,759	3.03
5	ANZ Nominees Limited (Cash Income A/C)	10,212,545	3.90
6	Chase Nominees Limited	9,295,994	3.55
7	State Street Nominees Limited (4545)	9,053,666	3.45
8	HSBC Global Custody Nominee (UK) Limited (357206)	8,176,559	3.12
9	Vidacos Nominees Limited (5437)	7,135,472	2.27
10	Vidacos Nominees Limited (FGN)	5,326,304	2.03
11	The Bank of New York (Nominees) Limited	4,055 826	1.55
12	Prudential Client HSBC GIS Nominee (UK) Limited (PAC)	3,501,663	1.34
13	Chase Nominees Limited (USRESLD)	3,230,900	1.23
14	BBHISL Nominees Limited (127291)	2,999,623	1.14
15	Chase Nominees (LEND)	2,896,373	1.11
16	State Street Nominees Limited (OM01)	2,765,324	1.06
17	Citicorp Nominees Pty Ltd	2,737,494	1.04
18	State Street Nominees Limited (SS01)	2,680,250	1.02
19	Chase Nominees Limited (BGILIFEL)	2,522,778	0.96
20	DB UK Bank Limited (PRO0001)	2,507,427	0.96
	Top 20 Shareholders	**133,314,667**	**50.87**
	Other Shareholders	**128,738,111**	**49.13**
	Total	**262,052,778**	**100.00**

INCORPORATION AND GENERAL INFORMATION

The Company was incorporated in Bermuda as an exempted company and is subject to Bermudian law.

In Australia, the Company is registered as a foreign company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

CORPORATE INFORMATION

The consolidated financial statements for Aquarius for the year ended 30 June 2008 were authorised for issue in accordance with a resolution of the directors on 30 September 2008. Aquarius is a limited company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and acquisition of PGM projects, and mining of PGM.

The Group predominantly operates in two countries and employed 2055 employees as at 30 June 2008 (2007: 56).

GLOSSARY OF TERMS

The following definitions apply throughout the annual financial statements:

Aquarius	Aquarius Platinum Limited, the parent entity, a company incorporated in Bermuda with registration number EC 26290
AQP(SA)	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a company incorporated in Australia and a wholly owned subsidiary of Aquarius
ASX	Australian Stock Exchange
AUD	Australian Dollar
GBP	Great British Pound
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a company incorporated in the Republic of South Africa
JSE	JSE Securities Exchange South Africa
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a company incorporated in the Republic of South Africa and a controlled entity of Aquarius
MIL	Mimosa Investments Limited (registration number 26645/6593), a company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)
Mimosa	Mimosa Mining Company (Private) Limited, a company incorporated in Zimbabwe
LSE	London Stock Exchange
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
P&SA1	Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQP(SA) and RPM Ltd on Marikana
TKO	TKO Investment Holdings Limited, a company incorporated in the Republic of South Africa and a controlled entity of AQP(SA)
USD	United States Dollar
ZAR	South African Rand
ZWD	Zimbabwe Dollar

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	08/08/08

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The beneficial holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest.
Date of change	10 September 2008
No. of securities held prior to change	1,585,000
Class	Ordinary
Number acquired	15,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$8.20
No. of securities held after change	1,600,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

File # 82-5097

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED

Friday, 12 September 2008

Aquarius Platinum Considering Options for Participating in South African Platinum Industry Consolidation

The Company notes the recent press speculation and confirms that it is considering options for participating in consolidation in the South African platinum industry.

Contrary, to the most recent speculation, however, the options under consideration do not include a possible offer by the Company for Lonmin plc.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 (0)8 9367 5211

In United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 (0)7887 920 530

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

ASX, LSE & JSE

AQUARIUS PLATINUM LIMITED



9 September 2008

Trackless operations resume at Kroondal and Marikana

Aquarius Platinum Limited confirms that operations relating to trackless machinery at Marikana and Kroondal resumed this morning, 9 September 2008. This follows the lifting of the suspension of these operations by the DME on the use of trackless mining machinery at the Kroondal mine and the adjacent Marikana mine.

All LHD drivers completed retraining at these operations on 7 and 8 September 2008. The suspension had been imposed following a tragic accident involving an LHD vehicle on 5 September.

Operations unrelated to trackless machinery and surface processing at Marikana and Kroondal and opencast mining at Marikana were unaffected by the suspension.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530
Charmane Russell
Russell and Associates
+ 27 11 880 3924
+ 27 82 372 57816

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED

8 September 2008

Fatality at Kroondal Platinum Mine

Aquarius Platinum Limited regrets to advise that Mr Siyabonga Hlungwani, an employee of mining contractor Redpath Mining, was fatally injured in an accident involving a Load Haul Dump (LHD) vehicle at Kroondal's K5 shaft at approximately 19:00 on Friday, 5 September.

Aquarius Platinum South Africa's management team, together with the Safety and Health Inspectorate of the Department of Minerals and Energy (DME), Redpath Mining management and representatives from unions, the National Union of Mineworkers and Solidarity, undertook an *in loco* inspection on Friday evening and the outcome of the investigation is still pending.

Following the accident, the DME issued an instruction to suspend the use of all trackless mining machinery at Kroondal mine and the adjacent Marikana mine, while LHD drivers undergo retraining. Retraining began on the night shift on 7 September 2008 and has continued through the day on Monday, 8 September. AQPSA will seek confirmation from the DME as to when operations involving machinery may continue.

Operations unrelated to trackless machinery, for example, drilling and blasting, and surface processing operations are continuing. Operations at Everest Platinum are unaffected.

The Board and management of AQP extend their condolences to the family and colleagues of the Mr Hlungwani.

For further information please contact:

In Australia and the United Kingdom:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Dix
Date of last notice	3 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	(a) 17 August 2009 (b) 18 August 2009
No. of securities held prior to change	Nil
Class	Ordinary
Number acquired	100,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(a) 89,943 shares @ A$5.58 (b) 10,057 shares @ A$5.31
No. of securities held after change	100,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Annual Results 2008

AQUARIUS PLATINUM LIMITED

File # 82-5097

Full Year Results: 30 June 2008

Comparative data for earning per share and dividends paid for the 2007 financial year are adjusted for the 3-for-1 share split approved by shareholders on 23 November 2007.

Highlights

- Group production at 500,203 PGM ounces
- Record net profit, up 26% to $236 million (US 92.0 cents per share)
- Net profit of $267 million before an attributable once-off tax payment of $31 million, which represented part consideration of the repurchase of Implats AQPSA shareholding
- Net mine operating cash flow up 29% to $505 million
- Full year dividend up 43% to US 20 cents per share

Operational

- Group attributable production at 500,203 PGM ounces (2007: 530,276 PGM ounces)
- Record basket prices at all operations
- Increase in underground production at all operations
- Improved margins at Kroondal and Everest, despite industrial relations and electrical supply issues
- Shift to mine operator at Everest, and new proactive labour structures and bonus systems implemented at Kroondal, Marikana and Everest
- Operational management bolstered with new appointments

Financial

- Revenue increased 30% to $919 million
- Net mine operating cash flow up 29% to $505 million from $391 million
- Group cash balances at $171 million
- US10 cents per share final dividend declared, payable on 3rd October 2008 (2007: US10 cents) Total 2008 dividend (interim and final) up 43% to US20 cents (2007: US14 cents)

Strategic

- Repurchase of Implats stakes in AQP and AQPSA increasing AQP's interest to 67.5% from 54% and raising BEE ownership in AQPSA to 32.5%
- Acquisition of a 50% interest in Platinum Mile tailings project
- Three-for-one share-split
- Mimosa Wedza Phase V expansion completed

Commenting on the full year results, Stuart Murray, CEO of Aquarius Platinum said, "*We have increased our operating profits by 43% to $267 million before a once-off tax charge of $31 million and increased our gross margin to 61%; a performance that, along with the performance of our peers in the platinum mining sector, surely stands the sector apart from the rest of the market. This performance has occurred in a climate of unprecedented cost pressures and difficult industrial relations issues at our South African mines. Further, we have increased the dividend by 43% to US 20 cents and including the repurchase of shares in the subsidiary and parent, delivered an equivalent adjusted earnings of US 104 cents per share. Despite a challenging year, I believe that Aquarius is on a strong footing to recover from the production set-backs of 2008 and pick up again with the march for value driven growth in the new financial year. Further, I believe that opportunities in the platinum sector have never been more interesting, even if the operating remains challenging.*"

Aquarius announces consolidated earnings for the year to 30 June 2008 of $236 million, equal to US92.0 cents per share. This represents a 26% increase in net profit over the previous year. The increase is attributed to higher commodity prices offset by a 6% reduction in attributable production to 500,203 PGM ounces and a once-off charge against earnings of $31 million paid as Aquarius' portion of a Secondary Tax on Companies charge on the repurchase of Implats shares in Aquarius' subsidiary, AQPSA. In the 2008 financial year, the group average 4E PGM basket price (platinum, palladium, rhodium and gold) rose to US$1,762 per ounce compared to US$1,293 in the previous year.

Mine operations delivered net operating cash flow of $505 million for the year, compared to $391 million in the previous year due to higher commodity prices. The increased cash flow allowed the Group to acquire an interest in the Platinum Mile Tailings Project; repay inter-group shareholder loans; and fund mine development and rehabilitation at the Group's mines. In April 2008, the group also ascribed $210 million of cash funds with $370 million of equity and $200 million new debt towards the total $780 million repurchase consideration of Implats' 21,425,898 shares in Aquarius Platinum Limited (approximately 8.4% of the outstanding share capital at the time), and the repurchase by AQPSA of Implats' 20% stake in AQPSA. This increased Aquarius' interest in AQPSA from 54% to 67.5% and raised BEE ownership to 32.5% resulting in an increased share of earnings from AQPSA for AQP.

The Directors have declared a final dividend of US10 cents (2007: US10 cents) per share payable on 3rd October 2008 to shareholders registered on 12th September 2008. This brings the total dividend payable for the year ended 30 June 2008 to US20 cents (2007: US 14 cents), an increase of 43% over the previous year.

Net Profit & Production Comparison by Half Year & Full Year (FY 2008 & 2008)

	1H 2008	2H 2008	**FY 2008**	FY2007	FY Change
Net profit after tax attributable to AQP	$106M	$130M	**$236M**	$187M	+26%
Net profit before once-off STC tax payment	$106M	$161M	**$267M**	$187M	+43%
PGM Production (4E) (ounces)	277,183	222,390	**500,203**	530,726	(6%)

Revenues from ordinary activities for the year rose 30% to $919 million (comprising sales revenue of $891 million and interest and other income of $28 million) from $709 million (sales revenue $690 million and interest and other income of $19 million). The increased revenue was due to a 36% increase in the average PGM basket price over the year.

As outlined in the table above, this year's production was stronger in the first half, as the Group's expansion program was interrupted by industrial action and electrical supply issues in the second half, notably at the Everest Mine where the company moved from contractor mining to mine-operator. The Group's existing operations are expected to continue to increase production and deliver an approximate 15% increase in production in FY2009.

On mine cash costs at $310 million reflects an increase in average group attributable unit costs to R4,553 per PGM ounce or $622 per PGM ounce compared to $493 per PGM ounce in the previous year.

Cash Costs at Operations

	Rand (4E) per ounce	Rand (6E) per ounce	Rand (6E) per ounce less by-product
Kroondal (P&SA1)	4,241	3,487	3,334
Marikana (P&SA2)	7,575	6,273	6,025
Everest	4,126	3,352	3,159
Mimosa (US$)	446	423	-49
CTRP	2,666	1,742	1,651
Platinum Mile	7,890	7,890	7,890
Group Average (R)	4,553	3,691	3,116
Group Average ($)*	622	510	431

**Group average calculated using attributable production*

Amortisation and depreciation was higher compared to FY2007 at $49 million from $39.5 million, largely a consequence of the change to mine operator mining at Everest.

Interest income was 47% higher at $28.1 million, due to higher cash balances in the group prior to the Implats buyback in May. Interest expense was $28.3 million, including a non-cash component of $8.6 million relating to the unwinding of the interest in the net present value of mine site rehabilitation provisions and $8.8 million on AQPSA's debt facilities. Interest expense includes interest paid on pipeline finance advanced from the smelters.

Group Financials by Operation

	Kroondal	Marikana	Everest	Mimosa	CTRP	Plat Mile	Corp	Total
PGM ounces (attributable)	195,558	62,791	157,994	75,416	4,924	3,520		500,203
Revenue (net of FX sales variance)	347.4	112.4	295.5	125.7	11.1	6.6	20.3	919.0
On mine cash costs	(113.3)	(65.0)	(89.2)	(35.1)	(3.9)	(3.8)		(310.3)
Amortisation and depreciation	(10.2)	(10.9)	(16.7)	(3.4)	(0.3)	(0.8)		(42.3)
Gross profit	223.9	36.5	189.6	87.2	6.9	2.0	20.3	566.4
Amortisation of fair value	(5.6)	(0.4)	-	(0.5)	-	-		(6.5)
Gross profit after FVU	218.3	36.1	189.6	86.7	6.9	2.0	20.3	559.9
Other income	-	-	-	(0.1)	1.1	0.1	1.0	2.1
Corporate admin and other costs	-	-	-	-	-	-	(11.2)	(11.2)
Foreign currency gain/(loss)	15.4	5.4	5.2	(11.2)	(1.0)	-	0.5	14.3
Finance charges	-	-	-	-		-	(28.3)	(28.3)
Profit/(loss) before tax	233.7	41.5	194.8	75.4	7.0	2.1	(17.7)	536.8
Tax Expense								(173.2)
Profit/(loss) after tax								363.6
Minority interest								(127.1)
Profit/(loss) after minority interest								236.5

Cash Balances

Aquarius' operating mines generated net cash flows of $505 million during the year. Together with a capital raising completed in April 2008 for $370 million through the placement of 23,144,000 shares and a drawdown of $200 million from a new debt facility, Aquarius was able to fund its activities for the year. Major items greater than $50 million (other than mine operations) that impacted on cash flow included

($ million)	FY2008
Equity raising	$370
Debt facilities raised	$200
Implats share buyback STC charge	($734) ($46)
Shareholder loan repayments	($55)
Income tax paid	($130)
Dividends paid	($60)
Capital expenditure	($76)

Group cash reserves at year end totalled $171 million and were held in the following entities:

($ million)	30 June 2008
AQP	$30.5
ACS(SA) (100%)	$5.2
AQPSA (100%)	$92.8
Mimosa Investments (50%)	$42.5
Total	**$171.0**

Group Debt

Group interest bearing debt (excluding pipeline advances) for the year at $200 million comprised the following:

- AQPSA debt facilities $200 million

Rand US Dollar Exchange Rate
The Rand weakened against the US Dollar year-on-year from 7.02 to 7.84; however, there was considerable volatility in the rate during the year, with a range between 6.50 and 8.15.

Financial Year 2008: Rand US Dollar Exchange Rate


8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08

Platinum Group Metal Prices ($ per ounce)
PGM prices in US Dollar terms continued to perform well during the year. Platinum, palladium, rhodium and gold all moved higher during the year. Platinum closed the year 62% higher at $2,064 per ounce, palladium 28% higher at $467 per ounce, rhodium up 57% to $9,725 per ounce and even gold adding 44% to close at $934 per ounce.

Financial Year 2008: Platinum, Palladium, Rhodium and Gold Prices ($ per ounce)


Platinum, Palladium & Gold ($/oz)
Rhodium ($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jun-2007
Sep-2007
Dec-2007
Mar-2008
Jun-2008
Platinum
Palladium
Gold
Rhodium

The South African and Zimbabwean PGM basket prices consequently saw significant increases, averaging 39% higher for the year at US$1,890 per 4PGE ounce in South Africa and at US$1,358 per ounce in Zimbabwe. The group average basket price for the year was $1,762 per 4PGE ounce.

Financial Year 2008: PGM Basket Prices (4PGE) ($ per ounce)



$/oz
Rand/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

Production

The chart below illustrates the annual production profile. Production decreased in 2008 primarily due to industrial relations and electrical issues in the second half at South African operations; and a marginal fall at Mimosa due to electrical supply, plant and equipment breakdowns, marginally offset by small production increases at CTRP together with the addition of ounces from the acquisition of 50% of the Platinum Mile project.

Aquarius Group Attributable Annual Production (4E PGM ounces)



4E PGM Ounces
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007
2008
Platinum Mile
CTRP
Mimosa
Everest
Marikana
Kroondal

Production of PGMs attributable to shareholders of Aquarius was 500,203 PGM ounces. The tables below compare production by operation and attributable to Aquarius over the four quarters and year-on-year.

Production by Mine

PGMs	Quarter Ended				Full Year Ended	
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2007	FY 2008
Kroondal	106,493	101,542	100,020	83,062	439,351	391,117
Marikana	35,200	37,744	24,223	28,416	132,376	125,583
Everest	48,841	46,719	31,107	31,327	163,938	157,994
Mimosa	38,660	39,372	34,283	38,517	154,448	150,832
CTRP	2,681	2,816	2,309	2,044	7,408	9,850
Platinum Mile	-	-	2,006	5,035	-	7,041
Total	**231,875**	**228,193**	**193,948**	**188,401**	**897,521**	**842,417**

Production by Mine Attributable to Aquarius

PGMs	Quarter Ended				Full Year Ended	
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	FY 2007	FY 2008
Kroondal	53,246	50,771	50,010	41,531	219,674	195,558
Marikana	17,600	18,872	12,111	14,208	66,187	62,791
Everest	48,841	46,719	31,107	31,327	163,938	157,994
Mimosa	19,330	19,686	17,142	19,258	77,224	75,416
CTRP	1,340	1,408	1,154	1,022	3,703	4,924
Platinum Mile	-	-	1,003	2,517	-	3,520
Total	**140,357**	**137,456**	**112,527**	**109,863**	**530,726**	**500,203**

Aquarius Platinum Limited
Consolidated Income Statement
Year ended 30 June 2008
$'000

	Note	Half year ended		Year ended	
		30/06/08	31/12/07	30/6/08	30/6/07
Aquarius PGM Production (attributable ounces)		*222,390*	*277,813*	*500,203*	530,726
Revenue	(i)	495,355	423,657	919,012	709,183
Cost of Sales	(ii)	(184,211)	(175,662)	(359,873)	(300,833)
Gross Profit		**311,144**	**247,995**	**559,139**	**408,370**
Other income		1,644	465	2,109	2,586
Corporate Admin & other costs	(iii)	(6,775)	(3,692)	(10,467)	(8,972)
Foreign exchange gains/(losses)	(iv)	22,354	(8,068)	14,286	(2,308)
Finance costs	(v)	(19,352)	(8,908)	(28,260)	(15,218)
Profit before tax		**309,015**	**227,792**	**536,807**	**384,458**
Income tax expense	(vi)	(114,036)	(59,178)	**(173,214)**	(90,861)
Profit after tax		**194,979**	**168,614**	**363,593**	**293,597**
Minority interest	(vii)	(65,151)	(61,968)	(127,119)	(106,374)
Net profit		**129,829**	**106,646**	**236,474**	**187,223**
EPS (basic – cents)	(viii)	*50.40*	41.58	*91.98*	72.84*

**Adjusted for three for one share split approved by shareholders on 23 November 2007*

Notes on the June 2008 Consolidated Income Statement

(i) Sales revenue increase reflects higher PGM basket price achieved
(ii) Increase in cost of sales reflects impact of inflation and on mine cash cost increases
(iii) Corporate admin costs are higher due to increased activity including the transaction costs of $3 for the repurchase of shares in Aquarius and AQPSA
(iv) Increase in finance costs reflects increased pipeline finance on higher metal prices, interest on the new debt in place to part fund the Implats share buy-back
(v) Includes the net effect of a $28 million gain on adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline and $11 million loss incurred by Mimosa on the revaluation of net monetary assets including the impact of the depreciating Zimbabwean Dollar
(vi) Income tax expense for the period for AQPSA and Mimosa including a "one off" $46 million ($31 million attributable to Aquarius) Secondary Tax on Companies charge on the Implats share buyback
(vii) Minority interests reflect 46% outside equity interest of the Savannah Consortium (SavCon) and Impala Platinum Holdings Limited (Implats) in AQPSA reducing to 32.5% outside equity interest at the end of April 2008 on completion of the repurchase of Implats shares in AQPSA
(viii) Earnings per share is calculated on the post share split (3:1) as approved by shareholders in November 2007

Aquarius Platinum Limited
Consolidated Cash flow Statement
Year ended 30 June 2008
$'000

		Half year ended		Financial year ended	
	Note:	30/06/08	31/12/07	30/06/08	30/06/07
Net operating cash inflow	(i)	133,921	205,152	339,073	323,240
Net investing cash outflow	(ii)	(85,052)	(32,996)	(118,048)	(93,690)
Net financing cash outflow	(iii)	(224,784)	(95,297)	(320,081)	(106,544)
Net increase (decrease) in cash held		**(175,915)**	**76,859**	**(99,056)**	**123,006**
Opening cash balance		368,682	287,663	287,663	162,425
Exchange rate movement on cash	(iv)	(21,811)	4,160	(17,651)	2,232
Closing cash balance		**170,956**	**368,682**	**170,956**	**287,663**

Notes on the June 2008 Consolidated Cash flow Statement

(i) Net operating cash flow includes inflow from operations ($505 million), tax paid ($130 million and once-off $46 million Secondary Tax on Companies charge) and net interest income of $9 million

(ii) Net investing cash flow includes payments for mine development and development costs ($59 million), cash portion of the purchase consideration for a 50% interest in Platinum Mile Resources ($23 million), and redeemable deposits ($32 million).

(iii) Net financing cash flow includes net impact of the buyback of Implats shares in AQP & AQPSA: being payment to Implats $733 million, capital raising by AQP of net $362 million and a drawdown of $200 million by AQPSA from the new RMB debt facility, repayment of shareholder loans at AQPSA level ($55 million), payment of dividends ($60 million), net reduction in group debt $18 million., AQPSA capital return – minority shareholders portion $15 million

(iv) Exchange rate movement reflects movement of Rand against the US Dollar

Aquarius Platinum Limited
Consolidated Balance Sheet
At 30 June 2008
$'000

	Note:	Financial year ended 30/06/08	30/06/07
Assets			
Cash assets		170,956	287,663
Current receivables	*(i)*	186,964	100,577
Other current assets	*(ii)*	35,941	26,123
Property, plant and equipment	*(iii)*	221,515	219,113
Mining assets	*(iv)*	277,428	299,672
Other non-current assets	*(v)*	15,599	12,026
Goodwill	*(vi)*	58,505	-
Total assets		**966,908**	**945,174**
Liabilities			
Current liabilities	*(vii)*	267,517	54,725
Non-current payables	*(viii)*	2,219	54,228
Non-current interest-bearing liabilities	*(ix)*	1,752	31,272
Other non-current liabilities	*(x)*	150,906	172,404
Total Liabilities		**422,394**	**312,629**
Net assets		**544,514**	**632,545**
Equity			
Parent entity interest		508,914	456,138
Minority interest		35,600	176,407
Total Equity		**544,514**	**632,545**

Notes on the June 2008 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Represents fixed assets within the Group
(iv) Reflects group's mining assets at Kroondal, Marikana, Mimosa, and Everest
(v) Includes recoverable portion of rehabilitation provision from P&SA ($11 million), other financial assets ($4.4 million)
(vi) Reflects goodwill paid on acquisition of 50% equity interest in Platinum Mile Resources (Pty) Ltd.
(vii) Increase from pcp Includes debt facility of $200 million, trade and other creditors ($66 million)
(viii) Reflects P&SA Partners right of recovery of rehabilitation provisions. Decrease in non-current payables from pcp reflects repayment of shareholder loans since June 2007 of $54 million
(ix) Includes interest bearing debt ($1.2 million), other borrowings $0.5million
(x) Reflects deferred tax liabilities $92 million, provision for closure costs $59 million

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 67.5%)

P&SA1 at Kroondal

Safety

The 12-month rolling average DIIR for the year improved to 0.48 from 0.75 in the previous year.

Production

Underground production increased 1% year-on-year to 6,207,000 tons and open-pit production decreased in line with plan by 67% to 165,000 tons, resulting in a total 4% decrease in tons to 6,371,000 tons. The average head grade over the year was lower at 2.61 g/t, primarily due to the contribution of lower grade ore associated with the development of the new K5 decline. Recoveries were flat at 77%. Total PGM production for the year decreased 11% to 391,117 PGM ounces (Aquarius attributable: 195,558 ounces).

Kroondal: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable
2008	234,041	113,400	41,852	1,823	391,117	195,558
2007	263,930	127,048	46,097	2,275	439,350	219,675
2006	262,263	128,318	46,663	2,201	439,444	219,722
2005	194,290	93,984	34,916	1,540	324,730	162,365*
2004	143,408	68,223	24,913	1,081	237,625	160,190**

**Reflects full impact of P&SA (12 months production at 50%)*
***Reflects P&SA effective November 2003 (4 months production at 100% & 8 months production at 50%)*

Revenue

The average PGM basket price for the year increased 36% to $1,887 per PGM ounce. The basket price rose steadily during the year, averaging $2,350 per PGM ounce in the final quarter. This compensated for a reduction in production and resulted in a 31% increase in mine revenue to R5.2 billion for the year (Aquarius share: R2.6 billion). The cash margin for the year rose to 68% from 66%.

Operating Costs

Cash cost per ROM ton increased by 28% to R273 per ton. Consequently, cash costs per PGM ounce, impacted by lower grades and fewer ounces, increased 38% to R4,241.

P&SA1 at Kroondal: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2008	4,241	3,487	3,334

P&SA2 at Marikana Platinum Mine

Safety

The 12-month rolling average DIIR for the year deteriorated to 0.54 from 0.36 in the previous year.

Production

Underground operations continued to ramp-up during the year with production increasing 54% more tons to 1,096,000 tons. In line with plan, open pit tonnages were reduced, with production at 976,000 tons. The ratio of production over the year continued to shift favourably towards underground material which represented approximately 53% of the total production mix. The average head grade reduced to 2.89 g/t compared to 3.19 g/t in the previous year, primarily due to the processing of lower grade stockpile material in the final quarter. Recoveries were flat at 63%. Despite the increased contribution of higher recovery underground material during the year, the overall mix was offset by the processing in the final quarter of the lower-grade lower-recovery stockpile material. Total PGM production fell 5% year-on-year to 125,583 PGM ounces (Aquarius attributable: 62,791 PGM ounces).

Marikana: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable Aquarius
2008	78,786	33,916	12,073	808	**125,583**	**62,791**
2007	80,903	37,719	12,750	1,003	**132,375**	**66,187**
2006	52,757	24,461	8,023	671	**85,912**	**56,617***
2005	63,868	26,413	8,061	819	**99,161**	**99,161**
2004	57,774	22,598	6,062	742	**87,176**	**87,176**

**Reflects impact of P&SA (effective September 2006)*

Revenue

The average PGM basket price for the year increased 36% to $1,822 per PGM ounce. Over the year, however, the PGM basket rose steadily, averaging $2,311 per PGM ounce in the final quarter. This resulted in a 34% increase in mine revenue to R1.6 billion for the year (Aquarius share: R819 million). The cash margin for the year fell to 42%, compared to 44% in 2007.

Operating Costs

Cash cost per ROM ton increased by 31% to R446 due to higher mining costs and lost production days due to industrial relations issues. Consequently, cash costs per PGM ounce, impacted by lower grades and recoveries, increased 45% to R7,575.

Marikana: Operating Costs

	Rand (4E) per ounce (Pt+Pd+Rh+Au)	Rand (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand (6E) per ounce net of by-products
FY 2008	**7,575**	**6,273**	**6,025**

Everest Platinum Mine

Safety

The 12-month rolling average DIIR for the year deteriorated to 0.89 from 0.62 in the previous year.

Production

Underground production increased 6% to 1,906,000 tons for the year, compared to 1,805,000 tons in the previous year. Open pit operations, in-line with plan, reduced production, to 216,000 tons for the year compared to 589,000 tons in the previous year. Total production was, therefore, 2,122,000 tons, an 11% decrease compared to the previous year. The average head grade increased marginally for the year to 2.98 g/t from 2.89 g/t due to the increased contribution from underground operations in the overall production mix. Recoveries increased by 5% to 78% due to higher quality underground tons dominating the feed. It is expected that recoveries will increase to 79% in the 2009 financial year as underground production becomes the only feed material for processing. Total PGM production fell 4% to 157,995 PGM ounces (100% attributable to Aquarius) due to the contractor departure and move to mine operator.

Everest: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable Aquarius
2008	94,428	46,034	16,255	1,278	157,995	157,995
2007	94,398	52,527	15,534	1,478	163,937	163,937
2006	56,118	32,108	7,821	984	97,031	97,031

Revenue

The average PGM basket price for the financial year was up 40% to $1,805 per PGM ounce. Despite lower production, this resulted in a 47% increase in mine revenue to R2.2 billion (Aquarius share: 100%). The cash margin for the year increased to 70% from 62% in the previous year.

Operating Costs

Cash costs per ROM ton increased 33% to R308 per ton as a result of the increased ratio of higher cost underground tons and lower production due to industrial relations issues and the shift to owner-operator mining. Cash costs per PGM ounce increased 22% to R4,126 per PGM ounce, with the increase in ROM ton cash costs partially offset by increased recoveries.

Everest: Operating Costs

	Rand (4E) per ounce (Pt+Pd+Rh+Au)	Rand (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand (6E) per ounce net of by-products (Ni&Cu)
FY 2008	4,126	3,352	3,159

MIMOSA INVESTMENTS (Aquarius Platinum 50%)
Mimosa Platinum Mine

Safety
The DIIR for the year improved to 0.18 from 0.41 in the previous year.

Production
Underground operations delivered a 2% increase in production to 1,887,000 PGM ounces. Tons processed increased 2% to 1,732,000 tons, with the balance going to the stockpile which totalled 498,000 tons at the end of the financial year, equal to 99-days mill feed. The average head grade increased 2% to 3.57 g/t. Recoveries decreased marginally to 76%. PGM production for the year decreased 2% to 150,832 ounces (Aquarius attributable: 75,416 ounces) due to mill breakdowns in November 2007 and June 2008.

Mimosa: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable Aquarius
2008	75,565	77,771	5,996	10,148	150,832	75,416
2007	78,240	59,517	6,067	10,613	154,448	77,224
2006	72,232	54,722	5,577	9,876	142,407	71,204
2005	66,742	49,259	5,156	9,010	130,167	65,084
2004	61,422	44,697	5,036	8,234	119,389	59,697

Revenue
The average PGM basket price for the year was 29% higher at $1,258 per PGM ounce. Despite lower production, this resulted in a 19% increase in mine revenue to US$237 million (Aquarius share: 50%). The cash margin for the year was steady at 73%.

Operating Costs
Cash costs per ounce for the year increased 17% to $446 per PGM ounce due to the impact of the hyper-inflationary environment. After by-product credits cash costs were higher, though remained negative at -$63 per PGM ounce. This reduction was due to the weaker nickel and copper prices throughout the year.

Mimosa: Operating Costs

	US$ (4E) per ounce (Pt+Pd+Rh+Au)	US$ (6E) per ounce (Pt+Pd+Rh+Ir+Ru+Au)	US$ (6E) per ounce net of by-products (Ni&Cu)
FY 2008	446	423	-49

Wedza Phase 5 Expansion
The Wedza Phase 5 Expansion Project was commissioned during the year.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD (Aquarius Platinum 50%)
Chromite Tailings Retreatment Plant (CTRP)

Safety
The Plant recorded a DIIR of 5.62 for the year, following the first injury since operations began.

Production
Tons processed increased by 51% to 274,000 tons. The average head grade was steady at 4.2 g/t for the year compared to 4.32 g/t in the previous year. Recoveries fell by 4% to 27% during the year. Total PGM production, however, recorded a strong 33% increase to 9,849 PGM ounces.

CTRP: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable to Aquarius
2008	6,114	2,201	1,513	22	**9,849**	**4,924**
2007	4,512	1,629	1,252	15	**7,408**	**3,704**
2006	3,799	1,378	1,044	13	**6,234**	**3,119**
2005	1,321	439	353	4	**2,117**	**1,059**

Revenue
The average PGM basket price for the year was 31% higher at $2,224 per PGM ounce. Reflecting increased production and basket prices, revenue more than doubled to R155 million (Aquarius attributable R77.5 million). The cash margin for the year increased to 83% from 77%.

CTRP: Operating Costs
Cash costs per ounce for the year increased 12% to R2,666 per PGM ounce.

CTRP: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2008	2,666	1,742	1,651

Platinum Mile (Aquarius Platinum 50%)

The effective date of the acquisition of the 50% interest in Platinum Mile was 1 March 2008. Comments below concern the four month period from 1 March to 30 June 2008. Period on period comparisons are therefore not available.

Safety

The DIIR was zero for the quarter. No lost time accidents were recorded.

Production

For the four months, March to June 2008, the operation processed 3,153,000 tons. The average head grade for the period was 0.73 g/t.. Recoveries for the period were 10%. Total PGM production, for the period was 7,042 PGM ounces (Aquarius attributable: 3,520 ounces)

Platinum Mile: Metal in concentrate produced (PGM ounces)

Year Ended	Pt	Pd	Rh	Au	PGMs (4E)	PGMs (4E) attributable Aquarius
2008	6,114	2,201	1,513	22	7,042	3,520

Revenue

The average PGM basket price for the period was $2,068 per PGM ounce. Revenue for the period was R101 million (Aquarius attributable R50.5 million). Due to the lower grades and recoveries than the CTRP, the cash margin for the period was 46%.

Platinum Mile: Operating Costs

The average cash cost per ounce for the period was R7,890 per PGM ounce.

CTRP: Operating Costs

	Rand 4E per ounce (Pt+Pd+Rh+Au)	Rand 6E per ounce (Pt+Pd+Rh+Ir+Ru+Au)	Rand 6E per ounce net of by-products (Ni&Cu)
FY 2008	7,890	Nm	Nm

CORPORATE

General Meeting

Subsequent to the period under review, on 16 July 2008, shareholders ratified both Resolution 1, the ratification of issue of 23,144,000 (per Implats repurchase) shares and Resolution 2, the ratification of issue of 2,680,854 (per Platinum Mile shares).

Purchase of Stakes of Impala Platinum in both Aquarius Platinum Limited and Aquarius Platinum South Africa

On 28 April 2008, Aquarius announced the completion of the repurchase of the 21,425,898 common shares (approximately 8.4% of Aquarius' issued share capital) previously held by Implats for £6.71 ($13.34) per share, representing a total consideration of £143.8 million ($285 million). These shares have now been cancelled. In addition, AQPSA repurchased Implats' 20% stake in AQPSA for a total consideration of $504.9 million; comprising a cash payment of $459.0 million to Implats and a Secondary Tax on Companies ("STC") charge of $45.9 million, as required under South African tax legislation.

The transaction was funded through a combination of an accelerated book build, cash and debt. The completed bookbuild resulted in the issuance of 23,144,000 new common shares of $0.05 each in Aquarius Platinum, at a price of £8.00 pence per placing share, raising gross proceeds of approximately $366 million (£185 million). The balance of the transaction was funded through cash and debt.

Acquisition of 50% Interest in Platinum Mile Resources (Pty) Ltd

On 4 June 2008, Aquarius Platinum announced that it had completed the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd, from a consortium of private investors and Mvelaphanda Holdings (Pty) Ltd.

Platinum Mile operates a tailings re-treatment facility which is located in Rustenburg, North West Province. It is situated within RPM's Lease Area, adjacent to Kroondal. The plant processes certain RPM mine tailings. The concentrates produced by Platinum Mile are combined and sold to RPM and RPM enjoys a profit share arrangement with Platinum Mile. The Platinum Mile plant currently produces approximately 20,000 ounces of PGM (4E) per annum and production ramp-up plans and technological innovations should see the production from the operation increase to above 35,000 ounces of PGM (4E) per annum. It is the strategic intent of the parties to grow the business and the parties will explore current in-house opportunities as well the acquisition of similar operations within the industry.

The consideration payable to the shareholders of Platinum Mile for 50% of the issued share capital amounted to R420 million: comprising R210 million in cash and R210 million in Aquarius Platinum shares issued on the South African register, at a fixed price of R78.33 (≈ January 2008 VWAP).

AQPSA and ACS(SA) Appointments
Aquarius is pleased to announce three appointments at AQPSA and one at ASACS.

Mr Hulme Scholes, an attorney specialising in mineral rights legislation has returned to work for AQPSA on a full time basis from the South Africa law firm Werksmans. Mr Scholes will continue to hold his seat at the AQPSA Board, though as an Executive Director.

Ms Hélène Nolte was appointed at AQPSA Finance Director on 1 July 2008. Ms Nolte commenced her career at KPMG where she spent over 9 years, mostly servicing mining industry clients, her last position being that of Senior Audit Manager. She has been involved with AQPSA since 1999 in an audit capacity and from 2004 in a consulting capacity.

Mr Mkhululi Duka has been appointed to the new position as Group Human Resources & Transformation Manager. Mr Duka joins from Petro SA where he was the Group HR Manager. His primary focus areas will include human resource development, policies and procedures, Social and Labour Plans, local economic development, recruitment and performance management.

In addition, Mr Paul Smith has been appointed to the new position of Director New Business at Aquarius Platinum (SA) Corporate Services (Pty) Ltd (ACS(SA)) where he will be responsible for a wide remit including strategy and new business development opportunities. Paul has abundant experience in mining and finance, notably at ABSA, African Merchant Bank and BoE-NatWest.

More information on all the corporate matters can be found at www.aquariusplatinum.com

File # 82-5097

Statistical Information	100% of Operations	Kroondal P&SA1		Marikana P&SA2		Everest		Mimosa		CTRP		Platinum Mile	
	Unit	12 mths Jun 08	12 mths Jun 07	12 mths Jun 08	12 mths Jun 07	12 mths Jun 08	12 mths Jun 07	12 mths Jun 08	12 mths Jun 07	12 mths Jun 08	12 mths Jun 07	12 mths Jun 08	12 mths Jun 07
Safety													
DIIR	Rate/200,000 man hrs	0.49	0.75	0.54	0.36	0.89	0.62	0.18	0.41	5.62	0	0	-
Revenue													
Gross revenue	R m in SA / $m in Zim	5,248	4,016	1,638	1,224	2,153	1,468	236.0	199	155	77	101	-
PGM basket Price	$/oz	1,887	1,386	1,822	1,344	1,805	1,286	1,258	974	2,224	1,704	2,068	-
Gross cash margin	%	68	66	42	44	70	62	73	74	83	77	46	-
Nickel Price	$/lb	12.71	17.20	12.71	17.20	12.93	17.20	14.35	14.52	12.71	17.20	9.46	-
Copper Price	$/lb	3.50	3.21	3.50	3.21	3.53	3.21	3.46	3.22	3.50	3.21	3.47	-
Ave R/$ rate		7.23	7.18	7.23	7.18	7.23	7.18	-	-	7.23	7.18	7.80	-
Cash Costs on-mine													
Per ROM ton	R/ton	271	213	446	341	308	232	-	-	96	97	18	-
	$/ton	38	30	62	47	43	32	39	35	13	13	2	-
Per PGM (3E+Au)	R/oz	4,241	3,069	7,575	5,219	4,126	3,373	-	-	2,666	2,377	7,890	-
	$/oz	587	427	1,048	727	571	470	446	383	369	331	1,012	-
Per PGE (5E+Au)	R/oz	3,487	2,526	6,273	4,317	3,352	2,821	-	-	1,742	1,587	nm	-
	$/oz	482	352	868	601	464	393	423	362	241	221	nm	-
Capex													
Current/Sustaining 100%	R'000s	347,308	250,074	99,213	128,048	80,927	107,489	-	-	5,617	-	221	-
	$'000s	48,045	34,821	13,725	17,830	11,132	14,967	11,723	8,293	777	-	28	-
Expansion 100%	R'000s	-	-	10,965	72,855	-	25,441	-	-	-	-	4,568	-
	$'000s	-	-	1,517	10,144	-	3,542	20,802	5,665	-	-	259	-
Mining Processed													
Underground	ROM ton '000s	6,207	6,129	1,096	708	1,912	1,802	1,732	1,692	-	-	-	-
Open Pit	ROM ton '000s	165	495	976	1,409	202	585	-	-	-	-	-	-
Total	ROM ton '000s	6,371	6,624	2,072	2,118	2,114	2,387	1,732	1,692	274	182	3,153	-
Grade													
Plant Head	g/t PGM	2.61	2.81	2.89	3.19	2.98	2.89	3.57	3.66	4.20	4.32	0.73	-
Recoveries	%	77	77	64	64	78	74	76	78	27	31	10	-
PGM Production													
Platinum	Ozs	234,031	263,930	78,786	80,903	94,428	94,398	76,565	77,771	6,114	4,512	4,047	-
Palladium	Ozs	113,400	127,048	33,916	37,719	46,034	52,527	58,154	59,216	2,201	1,629	2,197	-
Rhodium	Ozs	41,852	46,097	12,073	12,750	16,255	15,534	5,966	6,030	1,513	1,252	661	-
Gold	Ozs	1,823	2,275	808	1,003	1,278	1,478	10,148	10,553	22	15	135	-
Total PGM (3E+Au)	Ozs	391,117	439,350	125,583	132,375	157,995	163,937	150,832	153,570	9,849	7,408	7,040	-
Total PGE (5E+Au)	Ozs	16,270	533,859	151,636	160,048	194,476	196,030	158,948	162,386	15,068	11,101	8,192	-
Base Metals Production													
Nickel	Tons	386	436	193	220	195	224	2,086	2,078	12	12	29	-
Copper	Tons	178	190	105	119	95	111	1,719	1,732	9	10	12	-
Chromite (000)	Tons '000s	343	353	95	140	-	-			-	-	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Director: Legal
Willie Byleveld	General Manager: Technical Services
Graham Ferreira	General Manager: Group Admin & Company Secretary
Hugo Höll	General Manager: Projects
Mkhululi Duka	Group Human Resources & Transformation Manager
Wessel Phumo	General Manager: Marikana
Jacques Pretorius	General Manager: Everest
Gordon Ramsay	General Manager: Metallurgy
Rudi Rudolph	General Manager: Kroondal
Gabriel de Wet	General Manager: Engineering

ACS(SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Issued Capital

At 30 June 2008, the Company had in issue:
262,052,778 fully paid common shares and 1,680,305 unlisted options

Substantial Shareholders 30 June 2008	Number of Shares	Percentage
Nutraco Nominees Limited	16,624,749	6.34%
JP Morgan Nominees Australia Limited	12,543,507	4.79%

Trading Information

ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0)20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd

67.5% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS(SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
Implats	Impala Platinum Holdings Limited
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
pcp	Previous corresponding period
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:
In Australia:
Anne Cully
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

Appendix 4E

PRELIMINARY FINAL REPORT
12 MONTHS ENDED 30 JUNE 2008

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ARBN	Reporting period	Previous corresponding period
087 577 893	Year ended 30/06/08	Year ended 30/06/07

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	30 %	to	919,012
Profit from ordinary activities after tax attributable to members	up	26 %	to	236,474 *

Dividends	Amount per security	Franked amount per security
Interim dividend	10 ¢	- ¢
Final Dividend	10 ¢	- ¢

Record date for determining entitlements to the dividend: 12 September 2008

Refer to the results announcement released in conjunction with this appendix 4E to the market on 7th August 2008.

* The net profit of the group was $267,404 before a once-off Secondary Tax Charge of $30,930 (attributable to Aquarius) incurred by subsidiary AQPSA following the repurchase of all the shares Impala Platinum Holdings Limited held in AQPSA.

Consolidated income statement

(Year ended 30 June 2008)

	30/06/08 $US'000	30/06/07 $US'000
Revenue	919,012	709,183
Cost of sales	(359,873)	(300,813)
Gross profit	**559,139**	**408,370**
Other income	2,109	2,586
Administrative and other costs	(10,467)	(8,972)
Other foreign exchange gain/(loss)	14,286	(2,308)
Finance costs	(28,260)	(15,218)
Profit before income tax	**536,807**	**384,458**
Income tax expense	(173,214)*	(90,861)
Net profit	**363,593**	**293,597**
Attributable to:		
Equity holders of Aquarius Platinum Limited	236,474	187,223
Minority interests	127,119	106,374
	363,593	**293,597**

Earnings per security (EPS)		
Basic EPS	91.98 cents	72.84 cents **
Diluted EPS	91.47 cents	72.17 cents **

* includes $45,821 (AQP attributable $30,930) once-off Secondary Tax Charge paid by AQP subsidiary AQPSA following the repurchase of all the shares Impala Platinum Holdings Limited held in AQPSA.
** Adjusted for three for one share split approved by shareholders on 23 November 2007

Consolidated statement of recognised gains and losses

(Year ended 30 June 2008)

	30/06/08 $US'000	30/06/07 $US'000
Foreign currency translation adjustments recognised directly in equity	(21,691)	5,488
Net gain/(loss) recognised directly in equity	(21,691)	5,488
Net profit for the year	363,593	293,597
Total recognised income and expenses	341,902	299,085
Attributable to:		
Equity holders of Aquarius Platinum Limited	221,832	190,186
Minority interests	120,070	108,899
Total recognised income and expenses	341,902	299,085

Consolidated balance sheet

	As at 30/06/08 $US'000	As at 30/06/07 $US'000
Non-current assets		
Receivables	10,795	11,612
Available for sale investments	4,804	414
Property, plant and equipment	221,515	219,113
Mining assets	277,428	299,672
Goodwill	58,505	-
Total non-current assets	**573,047**	**530,811**
Current assets		
Cash and cash equivalents	170,956	287,663
Trade and other receivables	186,964	100,577
Inventories	35,941	26,123
Total current assets	**393,861**	**414,363**
Total assets	**966,908**	**945,174**
Non-current liabilities		
Payables	2,219	54,228
Interest bearing liabilities	1,752	31,272
Deferred tax liabilities	92,288	103,378
Provisions	58,618	69,026
Total non-current liabilities	**154,877**	**257,904**
Current liabilities		
Trade and other payables	56,294	44,715
Interest bearing liabilities	208,066	4,583
Current tax liabilities	1,644	4,851
Provisions	474	576
Derivative financial instruments	1,039	-
Total current liabilities	**267,517**	**54,725**
Total liabilities	**422,394**	**312,629**
NET ASSETS	**544,514**	**632,545**
Shareholders equity		
Issued capital	13,103	12,823
Share premium reserve	550,860	149,423
Equity reserve	(249,298)	(22,584)
Foreign currency translation reserve	(22,679)	(988)
Equity benefits reserve	409	351
Treasury shares	(1,012)	-
Retained earnings	217,531	317,113
Equity attributable to members of Aquarius Platinum Limited	**508,914**	**456,138**
Minority interests	35,600	176,407
TOTAL EQUITY & MINORITY INTEREST	**544,514**	**632,545**

Consolidated statement of cash flows

	30/06/08 $US'000	30/06/07 $US'000
Cash flows related to operating activities		
Receipts from customers	894,269	654,238
Payments to suppliers and employees	(389,923)	(263,491)
Interest and other items of similar nature received	28,095	19,183
Interest and other costs of finance paid	(19,628)	(11,511)
Other income	2,111	1,619
Income taxes paid	(175,851)	(59,251)
Net operating cash flows	**339,073**	**340,787**
Cash flows related to investing activities		
Payments for property, plant and equipment and mine development costs	(58,556)	(57,169)
Payments for mine closure/rehabilitation costs	-	(3,612)
Acquisition of joint venture interest net of cash acquired	(22,899)	-
Redeemable deposit	(32,159)	-
Payment for purchases of equity investments	(4,434)	(50,456)
Net investing cash flows	**(118,048)**	**(111,237)**
Cash flows related to financing activities		
Proceeds from issues of shares	370,203	5,972
Share issue costs	(8,035)	-
Excess over par value of share buyback	(733,813)	-
Return of capital	(14,587)	-
Proceeds from borrowings	210,361	509
Repayment of borrowings	(82,773)	(87,974)
Repayment of share-plan loans	-	313
Purchase of treasury shares	(1,012)	-
Dividends paid	(51,307)	(25,364)
Dividends paid by subsidiary to minority interests	(9,118)	-
Net financing cash flows	**(320,081)**	**(106,544)**
Net increase in cash held	**(99,056)**	**123,006**
Cash at beginning of period	287,663	162,425
Exchange rate adjustments to opening cash	(17,651)	2,232
Cash at end of period	**170,956**	**287,663**

Notes to the consolidated income statement

	30/06/08 $US'000	30/06/07 $US'000
Revenue from ordinary activities		
Sales revenue	890,917	690,000
Interest revenue	28,095	19,183
Total revenue	919,012	709,183
Cost of sales		
Amortisation and depreciation	48,986	39,423
Cost of production	307,485	257,834
Royalties	3,402	3,556
Total cost of sales	359,873	300,813
Finance costs		
Interest on borrowings	19,628	11,511
Accretion of mine-site rehabilitation liability	8,632	3,707
Total finance costs	28,260	15,218

Statement of retained earnings showing movements

Consolidated retained profits

Retained profits at the beginning of the financial period	317,113	155,254
Net profit attributable to members	236,474	187,223
Excess over par value of share buyback	(284,749)	-
Dividends paid	(51,307)	(25,364)
Retained profits at the end of the financial period	217,531	317,113

Details of individual and total dividends and dividend payments

Date the final dividend is payable	3 October 2008
Record date to determine entitlements to the dividend	12 September 2008
Has the dividend been declared?	Yes

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	26,205	10 ¢	- ¢
	Previous period	25,653	30* ¢	- ¢
Interim dividend:	Current period	25,653	10 ¢	- ¢
	Previous period	10,152	12* ¢	- ¢

*Prior to three for one share split approved by shareholders 23 November 2007

Other disclosures in relation to dividends

The final dividend for the current period of US$0.10 per share has not been provided for in the Balance Sheet in accordance with International Accounting Standards.

The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	30/06/08 $US'000	**30/06/07 $US'000**
Net Profit:	363,593	293,597
Adjustments:		
Net profit attributable to minority equity interest	(127,119)	(106,374)
Earnings used in calculating basic and diluted earnings per share	**236,474**	**187,223**

	Current period Number of Shares	Previous corresponding period Number of Shares *
Weighted average number of ordinary shares used in calculating basic earnings per share	257,082,947	257,049,195
Effect of dilutive securities:		
Share options	1,444,706	2,385,531
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**258,527,653**	**259,434,726**

* Adjusted for three for one share split approved by shareholders on 23 November 2007.

Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	30/06/08	**30/06/07**	**30/06/08 $US'000**	**30/06/07 $US'000**
Mimosa Investments Limited	50%	50%	72,450	72,341
Chrome Tailings Retreatment Project	50%	50%	6,958	3,606
Kroondal and Marikana Mines	50%	50%	312,685	222,750
Platinum Mile Resources (Pty) Ltd	50%	-	1,403	-
Total			**393,496**	**298,697**

Group's share of associates' and joint venture entities':	**30/06/08 $US'000**	**30/06/07 $US'000**
Profit from ordinary activities before tax	396,837	301,715
Income tax on ordinary activities	(3,341)	(3,018)
Profit from ordinary activities after tax	393,496	298,697
Adjustments	-	-
Share of net profit of associates and joint venture entities	**393,496**	**298,697**

Contingent Liability

AQPSA's application to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and rall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation, has been set down for hearing during the first week of March 2009.

Should AQPSA succeed in the application, the main action will be heard before a judge in the High Court at some time in the future after that date, alternatively should the outcome of the application be that the main action should be referred to arbitration, that arbitration would also take place at some indeterminate time in the future. Accordingly, the March 2009 application is simply to determine whether the main misrepresentation action can be heard by the High Court or whether it must be submitted to Arbitration.

Basis of Accounting

The consolidated financial report will be prepared in accordance with International Financial Reporting Standards (IFRS).

Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

30 June 2008	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External revenue	4,991	788,028	252	125,741	-	919,012
Intersegment revenue	15,330	-	691	-	(16,021)	-
Segment revenue	20,321	788,028	943	125,741	(16,021)	919,012
Segment result	17,441	453,501	(82)	75,149	(9,202)	536,807
Income tax expense						(173,214)
Profit after tax						363,593
Minority interest						(127,119)
Net profit						236,474

Geographical segments

30 June 2007	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External revenue	1,051	585,283	1,300	121,549	-	709,183
Intersegment revenue	9,302	-	547	-	(9,849)	-
Segment revenue	10,353	585,283	1,847	121,549	(9,849)	709,183
Segment result	(2,589)	309,273	59	75,359	2,356	384,458
Income tax expense						(90,861)
Profit after tax						293,597
Minority interest						(106,374)
Net profit						187,223

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into the amendments to the Mines and Minerals Actwhich are yet to be brought before parliament.

Statements in relation to accounts and audit

This report is based on accounts to which one of the following applies.

☐	The accounts have been audited (refer audit attached report).	☐	The accounts have been subject to review (refer attached review report).
☑	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or reviewed.

Sign here: ....Date: .7 August 2008........
(Company Secretary)

Print name: WILLI BOEHM...

AQUARIUS PLATINUM LIMITED

Aquarius Platinum
Fourth Quarter 2008 Production Results

File # 82-5097

Highlights of the Quarter

- Record achieved average PGM basket price at all operations
- Quarterly attributable mine production falls marginally to 109,863 PGM ounces
- Annual group attributable PGM production in line with revised target at 500,203 ounces
- Buyback completion of Implats stakes in Aquarius and AQPSA creates significant value

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said: *"Production during the quarter was hampered by industrial relations issues at our operations. This situation necessitated significant intervention and activism by AQPSA management, largely in respect of dealing with the relationships between mining contractors and their employees. As a consequence AQPSA entered into contract renegotiations with the major mining contractor at Kroondal and Marikana which saw AQPSA taking over key mining and finance positions on the mines. These changes to the company's contracting model in South Africa, whilst disruptive to implement, are necessary, and I am confident will bear fruit in the future. Lifting volumes is paramount if margins are to be maintained in light of significant cost pressures, as we all continue grapple with significant escalation in prices for electricity, diesel, steel, chemicals, labour and explosives. Record prices during the quarter went someway to offsetting the impact of higher costs, though not enough to lift margins as in previous quarters."*

P&SA1 at Kroondal

- PGM production of 83,062 PGM ounces, down 17% quarter on quarter (Aquarius attributable 41,531 PGM ounces)
- Cash margin for the quarter at 66%
- Revised bonus system implemented to overcome production issues due to industrial action

P&SA2 at Marikana

- PGM production increased by 17% quarter-on-quarter to 28,416 PGM ounces (Aquarius attributable: 14,208 PGM ounces)
- Cash margin for the quarter decreased to 28%
- Change in the open pit mining methodology resulted in a more than doubling of production, albeit with high stripping costs

Everest

- PGM production increased 1% quarter-on-quarter to 31,327 PGM ounces (Aquarius attributable: 31,327 PGM ounces)
- Cash margin for the quarter at 65%
- High labour turnover, go-slows and general unrest affected labour availability during transition to owner-operator

Mimosa

- PGM production increased by 12% quarter-on-quarter to 38,517 PGM ounces (Aquarius attributable: 19,258 PGM ounces)
- Cash margin for the quarter increased to 77%
- Wedza Phase V Project commissioned
- Premature break down of Primary Ball Mill 2 in the older Phase 3 milling circuit negatively impacted production

CTRP

- PGM production decreased by 11% quarter-on-quarter to 2,044 PGM ounces (Aquarius attributable: 1,022 PGM ounces)
- Cash margin for the quarter at 80%

Platinum Mile

- PGM production for the quarter was 5,035 PGM ounces (Aquarius attributable: 2,517 PGM ounces)
- Cash margin for the quarter was 47%

Group Attributable Production (PGM Ounces)


PGM ounces
150,000
100,000
50,000
0
Sep 07
Dec-07
Mar-08
Jun-08
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)

Production by Mine

PGMs (4E)	Quarter Ended			
	Sep 2007	Dec 2007	Mar 2008	Jun 2008
Kroondal	106,493	101,542	100,020	83,062
Marikana	35,200	37,744	24,223	28,416
Everest	48,841	46,719	31,107	31,327
Mimosa	38,660	39,372	34,283	38,517
CTRP	2,681	2,816	2,309	2,044
Platinum Mile	-	-	2,006*	5,035
Total	**231,875**	**228,193**	**193,948**	**188,401**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Sep 2007	Dec 2007	Mar 2008	Jun 2008
Kroondal	53,246	50,771	50,010	41,531
Marikana	17,600	18,872	12,111	14,208
Everest	48,841	46,719	31,107	31,327
Mimosa	19,330	19,686	17,142	19,258
CTRP	1,340	1,408	1,154	1,022
Platinum Mile	-	-	1,003*	2,517
Total	**140,357**	**137,456**	**112,527**	**109,863**

From 1 March 2008

Metals Prices and Foreign Exchange

PGM prices continued to strengthen in the fourth quarter, but were showing weakness in June as turmoil in financial markets affected most metals prices. Platinum closed 8% higher at $2,064 per ounce; rhodium increased 9% to $9,725 per ounce; palladium increased 10% to $497 per ounce, while gold added 4%, closing at $934 per ounce.

Platinum, rhodium and to a lesser extent palladium continued to benefit from heightened supply concerns from South Africa, notably due to industrial relations and power constraints. On the demand side, jewellery has certainly seen some reduction in demand, yet demand from platinum autocatalysts and ETFs in particular during the quarter witnessed significant growth. All of our commodities continue to benefit from the weak US dollar and the flight to precious metals as an alternative asset class in the face of recessionary concerns.

Individual PGM Prices June 2007 to June 2008
(Dollar and Rand per PGM ounce)


Platinum, Palladium & Gold ($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Rhodium ($/oz)
Jun-2007
Sep-2007
Dec-2007
Mar-2008
Jun-2008
Platinum
Palladium
Gold
Rhodium

PGM Basket Prices March 2007 to March 2008
(Dollar and Rand per PGM Basket ounce)


$/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Rand/oz
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

Average PGM basket prices for the Group maintained record levels over the quarter in both Rand and US Dollar terms, achieving a peak of $2,454 per ounce during the quarter.

At our South African operations, the four element basket price peaked at R19,565 per ounce, and the average achieved price was 20% higher than the previous quarter at R17,929 per ounce, equal to $2,310 per ounce.

In Zimbabwe, the average achieved basket price for the quarter was 30% higher at $1,607 per ounce.

This resulted in a record group basket price equivalent of $2,187 per PGM ounce or R11,173 per PGM ounce, 10% higher than the previous quarter.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Sep 2007	**Dec 2007**	**Mar 2008**	**Jun 2008**
Kroondal	1,518	1,657	2,129	2,350
Marikana	1,480	1,632	2,041	2,311
Everest	1,475	1,635	2,112	2,266
Mimosa	1,065	1,083	1,237	1,607
CTRP	1,775	1,967	2,505	2,850
Platinum Mile	-	-	-	1,989
Aquarius Group Average	1,438	1,567	1,981	2,187

The Rand Dollar exchange rate for the quarter averaged 7.76, 5% weaker than the 7.40 average recorded in the previous quarter.

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 67.5%)
P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter deteriorated from 0.40 in the previous quarter to 0.49. Thirteen lost time injuries were reported during the quarter.

Mining

- Production tons decreased by 10% to 1,389,997 tons
- Head grade decreased by 1.6% to 2.52g/t.

Processing

- Tons processed decreased by 16% to 1,334,325 tons.
- Recoveries remained unchanged at 77%.
- PGM production decreased by 17% to 83,062 PGM ounces.

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce


Production (PGM ounces)
Rand cash costs per PGM ounce
120,000
100,000
80,000
60,000
40,000
20,000
0
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep 07
Dec-07
Mar-08
Jun-08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $2,350 per PGM ounce, 10% higher than the previous quarter and the Rand Dollar exchange rate averaged 7.76. Revenue at Kroondal decreased by 22% to R1,368 million for the quarter (Aquarius attributable: R684 million) due to the lower production and negative sales pipeline adjustments, caused by a strengthening of the Rand at the close of the period compared to the close of the prior quarter.

Operations
Total production decreased by 10% to 1,389,997 tons. Production from underground operations decreased by 8% to 1,389,997 tons.

The Central West opencast was completed during the previous quarter. Production from the Klipfontein opencast is planned to be completed during the first quarter of the new financial year.

Production was adversely affected by underground mining contractor Murray & Roberts Cementation employees embarking on several bonus related go-slow industrial action and work stoppages, whilst Redpath SA's employees at K5 shaft also embarked on industrial action relating to pay issues. A revised bonus-system was developed in consultation with the unions to resolve these issues.

Production was also negatively affected by having fewer production days due to four public holidays during the quarter. Absenteeism was high following these public holidays. The consequence of the industrial action and absenteeism resulted in a loss of around 375,000 tons or 24,000 PGM ounces (12,000 attributable) for the quarter.

During the quarter, the commercial arrangement between AQPSA and MRC was changed substantially to enable AQPSA to assume more managerial responsibility, effectively allowing MRC to continue providing skilled labour and supervision, procurement and engineering maintenance services. It is expected that this revised structure will positively affect operations going forward.

Tons processed decreased by 16% to 1,334,325 tons, comprising 1,327,740 tons from underground and 6,586 tons of opencast material. Stockpiles at the end of the quarter were 4,907 tons.

The head-grade decreased by 1.6% to 2.52g/t as a result of lower in-situ grade mined

Recoveries remained unchanged at 77%.

PGM production decreased by 17% to 83,062 PGM ounces (41,531 attributable).

Primary development for the quarter was 2,500 metres.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Jun 2008	49,621	24,054	9,014	372	83,062	41,531
Mar 2008	59,834	28,966	10,759	461	100,020	50,010
Dec 2007	60,726	29,525	10,819	472	101,542	50,771
Sep 2007	63,860	30,855	11,259	518	106,493	53,246

Operating Cash Costs

Cash costs per ton increased by 35% to R354 and costs per PGM ounce increased by 37% to R5,680. The cost base is experiencing significant appreciation due to the escalation of power, diesel, chemical, explosive and steel grinding media prices. Specific to Kroondal, lower production output due to go-slow industrial action and work stoppages, absenteeism and lower achieved grade also affected costs. Consequently the cash margin fell to 66%.

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 5,680	R 4,669	R 4,500

Capital Expenditure

Capital expenditure for the quarter was R93 million, all ongoing capital. Major items included establishment of the second phase of the K5 Rail Project and underground infrastructure extensions.

P&SA2 at Marikana

Safety
The 12-month rolling DIIR deteriorated from 0.45 to 0.54. Six lost-time injuries were reported during the quarter.

Mining
- Production tons increased by 40% to 515,492 tons, consisting of 276,498 tons from underground and 238,994 tons from open pit operations.
- Head grade decreased by 3.6% to 2.68 g/t.

Processing
- Tons processed increased by 23% to 524,674 tons.
- Recoveries fell by 2% to 62.6%.
- PGM production increased by 17% to 28,416 ounces (Aquarius attributable: 14,208 ounces)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce



Production (PGM ounces)
Rand Cash Costs per PGM ounce
40,000
30,000
20,000
10,000
0
12,000
10,000
8,000
6,000
4,000
2,000
-
Sep 07
Dec-07
Mar-08
Jun-08
Production
Cash Costs

Revenue
The basket price for the quarter averaged $2,311 per PGM ounce 13% higher than the previous quarter, with an average Rand Dollar exchange rate of 7.76. Revenue at Marikana decreased by 8% to R428 million for the quarter (Aquarius attributable: R214 million). Despite higher production and basket prices, revenue was lower due to a negative sales pipeline adjustment, caused by a strengthening of the Rand at the close of the period compared to the close of the prior quarter.

Operations
Total production increased by 40% to 515,492 tons for the quarter comprising 276,498 tons underground material and 238,994 tons open pit material.

Production was adversely affected by underground mining contractor Murray & Roberts Cementation employees embarking on several bonus related go-slow industrial action and work stoppages, whilst Redpath SA's employees at K5 shaft also embarked on industrial action relating to pay issues. A revised bonus-system was developed in consultation with the unions to resolve these issues. Production was also negatively affected by having fewer production days due to four public holidays during the quarter. Absenteeism was high following these public holidays.

During the quarter, the commercial arrangement between AQPSA and MRC was changed substantially to enable AQPSA to assume more managerial responsibility, effectively allowing MRC to continue providing skilled labour and supervision, procurement and engineering maintenance services. It is expected that this revised structure will positively affect operations going forward.

Production from underground operations increased by 8.8% to 276,498 tons, dominating the underground to open pit production mix.

Production from the open pit material increased by 114% to 238,994 tons. The change in mining methodology reported in the previous quarterly report, is bearing fruit and the outlook is positive. The stripping ratio for the quarter had to be increased to 46% to get the pit in the correct shape. The stripping ratio for the 2009 Financial Year is planned at a much reduced level 28:1 compared to 46:1 for the last quarter of the 2008 Financial Year.

Stockpiles at the end of the quarter were 70,263 tons, a reduction of 38%. The low-recovery-oxidised stockpile was processed during the quarter, taking advantage of the high metal prices. Stockpiles at the end of the quarter were significant as all the fresh open pit material that was mined towards the end of the quarter could not be processed in the quarter.

A total of 524,674 tons were processed during the quarter: 273,486 tons from underground; 251,188 tons of open pit material which includes 70,220 tons of low-recovery-oxidised material.

The head-grade decreased by 3.6% to 2.68 g/t due to the processing of the low-recovery-oxidised material and pothole intersections in the decline sinking operations. Certain areas in the open pit intersected reef with increased internal waste, having a further effect.

Recoveries deteriorated slightly to 62.6% due to the lower head grade and treatment of oxidised material which was processed during the quarter. The oxidised material equates to 13% of tons processed.

PGM production increased by 17% to 28,416 ounces (Aquarius attributable: 14,208 ounces)

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Jun 2008	17,843	7,649	2,769	155	28,416	14,208
Mar 2008	15,114	6,601	2,351	158	24,223	12,111
Dec 2007	23,985	9,925	3,586	249	37,744	18,872
Sep 2007	21,844	9,742	3,367	246	35,290	17,600

Operating Cash Costs

Cash costs per ton increased by 11% to R586, whilst costs per PGM ounce increased by 16% to R10,817. As explained at Kroondal, appreciation in input costs is placing significant pressure on costs. Particular to Marikana a stripping ratio of 46:1 in the open pit, production interruptions and processing the low-recovery-oxidised material also affected costs. Consequently, the cash margin was lower at 28% for the quarter.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 10,817	R 8,944	R 8,680

Capital Expenditure

Capital expenditure totalled R34 million, including R0.1 million of expansion capital (AQPSA share R0.05million).

Contractor dispute with Moolman Mining

AQPSA's application to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and rall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation, has been set down for hearing during the first week of March 2009.

Should AQPSA succeed in the application, the main action will be heard before a judge in the High Court at some time in the future after that date, alternatively should the outcome of the application be that the main action should be referred to arbitration, that arbitration would also take place at some indeterminate time in the future. Accordingly, the March 2009 application is simply to determine whether the main misrepresentation action can be heard by the High Court or whether it must be submitted to Arbitration.

Everest Platinum Mine

Safety

The 12-month rolling average DIIR deteriorated from 0.75 to 0.89. Ten lost-time injuries occurred during the quarter, of which two were regrettably fatal accidents.

Mr Shaba Lepheana was injured on 21 March 2008, while he was busy replacing a water manifold on a temporary water pipe installation. Mr Lepheana died in hospital two months later.

Mr Daniel Moeng was fatally injured on 23 April 2008 by a FOG whilst drilling a face.

Investigations and enquiries into both fatalities were concluded by the DME. No official reports have been received to date.

Mining

- Production increased by 7% to 414,240 tons; consisting of 407,133 tons from underground and 7,107 tons from opencast operations
- Underground production increased by 23%
- The head grade deteriorated by 2.6% to 2.91 g/t

Processing

- Plant processed 418,934 tons, 2.3% less than the previous quarter
- Recoveries improved from 75% to 80%, an improvement of 6.7%
- PGM production increased marginally by 0.1% to 31,327 PGM ounces

Everest PGM Production & Rand Cash Costs per PGM Ounce


Production (PGM Ounces)
Rand Cash Costs per PGM Ounce
50,000
40,000
30,000
20,000
10,000
0
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep 07
Dec-07
Mar-08
Jun-08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $2,266 per PGM ounce, 7% higher than the previous quarter, with average Rand Dollar exchange rate of 7.76. Despite higher production and basket prices, revenue was lower at R530 million due to the negative sales pipeline adjustments, caused by a strengthening of the Rand at the close of the period compared to the close of the prior quarter.

Operations

Total production increased by 7.1% to 414,240 tons consisting of 407,133 tons from underground and 7,107 tons from opencast operations. Open pit operations were completed at the end of the quarter in-line with the business plan.

Although production from underground operations increased by 23% to 407,133 tons, during the quarter, production was adversely affected by employees embarking on go-slow industrial action and illegal work stoppages followed by a number of interruptions which were bonus and pay-related.

On 28 May forty two LHD operators embarked on a stoppage relating to grievances in respect of pay, joined in sympathy the next day by the remainder of the underground workforce. On 3 June the workforce returned to work, following an agreement between AQPSA management and employee representatives, facilitated by the NUM, whereby both parties resolved to work together to build a constructive climate of engagement in the future. In total, around 2,000 ounces of PGMs was lost due to this industrial action.

Production was also negatively affected by the fewer number of production days due to four public holidays during the quarter. Absenteeism was high following these public holidays.

As the transition to owner operator progresses, the time and attendance system, as well as pay systems were improved and related problems were largely resolved.

No stockpile remained at the end of the quarter.

A total of 418,934 tons were processed during the quarter: 411,827 tons from underground; 7,107 tons of open pit material.

The head-grade deteriorated by 2.6% to 2.91 g/t. A risk assessment during the quarter resulted in a decision by management to include the pyroxenite beam in the face-cut on the northern-side of the mine for safety reasons. This beam thins out in the direction of mining and the effect of the additional waste will reduce as mining approaches the norite hanging wall area. Mining in the higher stoping width area of the north bord section was below target resulting in overall stoping widths not being achieved. This was the main contributor for not achieving the target grade.

Recoveries improved from 75% to 80% during the quarter.

PGM production increased marginally by 0.1% to 31,327 ounces.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Jun 2008	18,777	9,060	3,236	254	31,327
Mar 2008	18,863	8,912	3,072	259	31,107
Dec 2007	27,897	13,576	4,877	369	46,719
Sep 2007	28,890	14,486	5,069	396	48,841

Operating Cash Costs

Cash costs per ton increased by 40% to R438, whilst costs per PGM ounce increased by 36% to R5,859. This was due to the significant increases to the cost base of all consumable, and the impact of lost shifts due to industrial action, absenteeism and the lower production units. Consequently, margins were lower at 65%.

Everest Operating Cash Costs per PGM Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R 5,859	R 4,749	R 4,543

Capital Expenditure

Capital expenditure for the quarter was R45 million, for ongoing capital. Major items included trackless mining equipment (associated with the move to owner-operator), mining pumps and pump stations, conveyors (both strike and dip), and portable standby generators.

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling DIIR improved from 0.41 to 0.18. Three lost-time injuries occurred during the quarter.

Mining

- Underground production increased by 19% to 497,228 tons
- Head grade increased 2% to 3.60g/t
- The surface stockpile increased to a total 497,693 tons at the end of the quarter, equivalent to over 99-days mill feed

Processing

- Concentrator plant recoveries increased to 75.9% from 75.1%
- Total mine production increased by 12% to 38,517 PGM ounces (Aquarius share: 19,258 PGM ounces)
- Successful commissioning of the Wedza Phase V metallurgical plant
- Premature breakdown of the Primary Ball Mill in the older Phase Three milling circuit negatively affected production

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce



Production (PGM ounces)
$ Cash Cost per PGM ounce
50,000
40,000
30,000
20,000
10,000
0
500
400
300
200
100
0
-100
-200
-300
-400
-500
Sep 07
Dec-07
Mar-08
Jun-08
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter increased by 30% to $1,607 per PGM ounce. The average achieved nickel price over the quarter increased by 2% to $13.17 per pound from $12.92 per pound in the previous quarter. Revenue for the quarter increased to $76.3 million, with base metals accounting for approximately 24% of revenue. The cash margin increased to 77% from 70% in the previous quarter.

Operations
During the quarter mining operations hoisted 497,228 tons compared to 419,196 tons in the previous quarter. Tons milled during the quarter totalled 438,401 tons, with 58,827 being transferred to the stockpile, which totalled 497,693 tons at the quarter end. In line with plan, the stockpile increased by 58,827 tons.

At Mimosa, the successful commissioning of the Phase 5 metallurgical plant expansion and the very good performance of mining operations was negatively impacted by premature equipment failures of the Primary Ball Mill 2 (PBM2) in the older Phase 3 milling circuit. The failure of a bearing and the mill end of the PBM2 (the end was scheduled for replacement in July 2008) necessitated repairs in South Africa and occurred in the run up to the election run-off. The reluctance by engineering service contractors to assist mine personnel during this time, gave rise to total downtime on the Phase 3 milling circuit (around 60% of mill capacity) of 38 days, of which 23 days were during the quarter and 15 days in the first quarter of the 2009 financial year. The impact of the mill end failure on Mimosa's production is estimated at 5,550 4E PGM ounces for the quarter.

The average plant grade marginally increased to 3.60g/t, compared to 3.56g/t in the previous quarter.

Tons processed totalled 438,401, a 10% increase compared to the previous quarter, due to Phase V commissioning at the end of the quarter.

Recoveries for the quarter slightly increased to 75.9% from 75.1%.

PGM production during the second quarter increased by 12% to 38,517 ounces (Aquarius attributable: 19,258 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Jun 2008	19,532	14,821	1,535	2,628	38,517	19,258
Mar 2008	17,392	13,234	1,351	2,306	34,283	17,142
Dec 2007	19,996	15,216	1,563	2,597	39,372	19,686
Sep 2007	19,644	14,883	1,517	2,616	38,660	19,330

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Jun 2008	533	439	15	266.5	219.5	7.5
Mar 2008	475	392	14	237.5	196	7
Dec 2007	541	446	15	270.5	223	7.5
Sep 2007	537	441	16	268.5	220.5	8

Operating Cash Costs
Total cash costs for the quarter increased to $488 per PGM ounce, a 4% increase compared to the previous quarter's figure of $471 per PGM ounce. The increase in cash costs for the quarter was attributable to the low production throughput, increased power tariffs and internal inflation pressures which resulted in increased Zimbabwean dollar denominated costs as the inflation rate was not in parity with the achieved exchange rate. The gross cash margin increased to 77% from 70% in the previous quarter.

Net of by-products, cash costs were negative at $(23) per PGM ounce, compared to $(1) per PGM ounce in the previous quarter, primarily due to the higher nickel price.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$488	$462	(23)

Update on Foreign Currency Regime in Zimbabwe

On the 30 April 2008, the Governor of the Reserve Bank of Zimbabwe issued a Monetary Policy Statement. Part of the measures announced within this statement was the liberalisation of the foreign exchange market, whereby foreign currency trade takes place on a willing-buyer willing-seller basis at the interbank market. Mimosa also participates on the inter-bank foreign currency market and transact at the inter-bank exchange rates to raise local currency to meet local obligations.

Update on Indigenisation Legislation in Zimbabwe

The Indigenisation and Economic Empowerment Bill was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors of the economy are being awaited. The details on the mining sector are proposed to be incorporated into the amendments to the Mines and Minerals Act which are yet to be brought before Parliament.

Wedza Phase 5 Expansion

Wedza Phase 5 Expansion Project was commissioned in April 2008.The Phase 5 part of the operations has operated well since commissioning. Operations are close to steady-state, subsequent to the repair of the Primary Ball Mill 2.

Wedza Phase V: New Tailings Thickener and Process Water Dam



Wedza Phase V: Primary Mill Building



AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR reduced from 5.65 to 5.62 from the previous quarter. No lost time accidents were recorded.

Processing

- Material processed increased by 10% to 69,618 tons
- Grade decreased 29% to 3.25 g/t
- Recoveries increased by 15% to 29%.
- Production decreased 11% to 2,044 PGM ounces (Aquarius attributable: 1,022 PGM ounces).

CTRP PGM Production & Rand Cash Costs per PGM Ounce


Production PGM Ounces
Rand Cash Cost per PGM Ounce
3,000
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Sep 07
Dec-07
Mar-08
Jun-08
Production
Cash Costs

Revenue

Revenue decreased by 17% to R45 million for the quarter (Aquarius attributable: R22.5 million). The basket price for the quarter averaged $2,850 per PGM ounce 15% higher than the previous quarter, the average Rand Dollar exchange rate weakening to 7.76. The higher basket prices helped to offset lower production, resulting in the cash margin for the quarter decreasing to 80% from 88% in the previous quarter.

Operations
Material processed increased to 69,618 tons due to increased feed-rate of tailings dam material.

The head grade, however, decreased 29% to 3.25 g/t due to treatment of the lower-grade material in the tailings dam.

Nevertheless, recoveries increased by 15% to 29% due to optimisation of the mill circuit by increasing the media charge.

This resulted in production decreasing by 11% to 2,044 PGM ounces (Aquarius attributable: 1,022 ounces). Although the recovery and throughput increased during the quarter the decrease in production was a result of treating lower grade tailings dam material.

Operating Costs
Cash costs increased by 54% to R4,329 per PGM ounce. The increase is a result of the grinding media being exported from China and R1 million being spent to increase the stock levels to ensure feed and the purchase of a spare drum for the Deswik mill at a cost of R350,000.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R 4,329	R 2,323	R 2,205

Platinum Mile (Aquarius Platinum 50%)

The effective date of the acquisition of the 50% interest in Platinum Mile was 1 March 2008. Comments below concern the three month period for the quarter April to June 2008. A quarter-on-quarter comparison is therefore not available.

Safety
The DIIR was zero for the quarter. No lost time accidents were recorded.

Processing
- 2,347 million tons were processed
- Grade was 0.71 g/t
- Production was 5,035 PGM ounces (Aquarius attributable: 2,517 PGM ounces)

Revenue
Revenue at Platinum Mile was R69 million for the quarter (Aquarius attributable: R34.5 million). The basket price for the quarter averaged $1,989 per PGM ounce, at an average Rand Dollar exchange rate of R7.76. The cash margin for the quarter ended 30 June 2008 was 47%.

Operations
The head grade was 0.71 g/t. Recoveries were 9%. This resulted in production of 5,035 PGM ounces (Aquarius attributable: 2,517 ounces).

Production for the four months, 1 March to 30 June was 7,040 PGM ounces (Aquarius attributable: 3,520 PGM ounces)

Operating Costs
Cash costs for the quarter were R7,376 per PGM ounce.

Platinum Mile Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	R 7,376	nm	nm

Capital expenditure for the quarter was R4.8 million: R0.2 million for ongoing capital expenditure and R4.6 million for expansion capital expenditure. Major items included capital incurred in expansion of the fine grinding circuit at the operation.

Platinum Mile Plant



CORPORATE MATTERS

General Meeting

Subsequent to the period under review, on 16 July 2008, shareholders ratified both Resolution 1, the ratification of issue of 23,144,000 (per Impala repurchase) shares and Resolution 2, the ratification of issue of 2,680,854 (per Platinum Mile shares).

Purchase of Stakes of Impala Platinum in both Aquarius Platinum Limited and Aquarius Platinum South Africa

On 28 April 2008, Aquarius announced the completion of the repurchase of the 21,425,898 common shares (approximately 8.4% of Aquarius' issued share capital) previously held by Implats for £6.71 ($13.34) per share, representing a total consideration of £143.8 million ($285 million). These shares have now been cancelled. In addition, AQPSA repurchased Implats' 20% stake in AQPSA for a total consideration of $504.9 million; comprising a cash payment of $459.0 million to Implats and a Secondary Tax on Companies ("STC") charge of $45.9 million, as required under South African tax legislation.

The transactions were funded through a combination of an accelerated book build, cash and debt. The completed bookbuild resulted in the issuance of 23,144,000 new common shares of $0.05 each in Aquarius Platinum, at a price of GBP 800 pence per placing share, raising gross proceeds of approximately $366 million (£185 million). The balance of the transaction was funded through cash and debt.

AQPSA and ACS(SA) Appointments

Aquarius is pleased to announce three appointments at AQPSA and one at ASACS during the quarter.

Mr Hulme Scholes, an attorney specialising in mineral rights legislation has returned to work for AQPSA on a full time basis from the South Africa law firm Werksmans. Mr Scholes will continue to hold his seat at the AQPSA Board, though as an Executive Director.

Ms Hélène Nolte, was appointed at AQPSA Finance Director on 1 July 2008. Ms Nolte commenced her career at KPMG where she spent over 9 years, mostly servicing mining industry clients, her last position being that of Senior Audit Manager. She has been involved with AQPSA since 1999 in an audit capacity and from 2004 in a consulting capacity.

Mr Mkhululi Duka has been appointed to the new position as General Manager of Human Resources & Transformation. Mr Duka joins from Petro SA where he was the Group HR Manager. His primary focus areas will include human resource development, policies and procedures, Social and Labour Plans, local economic development, recruitment and performance management.

In addition, Mr Paul Smith has been appointed to the new position of Director New Business at Aquarius Platinum (SA) Corporate Services (Pty) Ltd (ACS(SA)) where he will be responsible for a wide remit including strategy and new business development opportunities. Paul has abundant experience in mining and finance, notably at ABSA, African Merchant Bank and BoE-NatWest.

More information on all the corporate matters can be found at www.aquariusplatinum.com

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2008	Previous Quarter Mar 2008	Change Quarter on Quarter	Current 12 months Jun 2008	Previous 12 months Jun 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.49	0.40	(23)	0.49	0.75	35
Revenue							
Gross Revenue	R'M	1,368	1,743	(22)	5,248	4,016	31
PGM basket Price	$/oz	2,350	2,129	10	1,887	1,386	36
Gross cash margin	%	66	76	(14)	68	66	4
Nickel Price	$/lb	11.74	13.13	(11)	12.71	17.20	(26)
Copper Price	$/lb	3.72	3.54	5	3.50	3.21	9
Ave R/$ rate		7.76	7.40	5	7.23	7.18	1
Cash Costs on-mine							
Per ROM ton	R/ton	354	261	35	273	213	28
	$/ton	46	35	30	38	30	26
Per PGM oz (3E+Au)	R/oz	5,680	4,131	37	4,241	3,069	38
	$/oz	732	558	31	587	427	37
Per PGE (5E+Au)	R/oz	4,669	3,386	38	3,487	2,526	38
	$/oz	602	457	32	482	352	37
Capex							
Current/Sustaining 100%	R'000s	93,372	78,103	20	347,308	250,074	39
	$'000s	12,034	10,550	14	48,045	34,821	38
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1,390	1,516	(8)	6,207	6,129	1
Open Pit	ROM Ton '000	0	31	(100)	165	495	(67)
Total	ROM Ton '000	1,390	1,547	(10)	6,371	6,624	(4)
Surface Stockpiles							
Underground Ore	ROM Ton '000	5	31	(84)	5	49	(90)
Open Pit Ore	ROM Ton '000	0	10	(100)	0	30	(100)
Total	ROM Ton '000	5	41	(88)	5	79	(94)
Tons Processed							
Underground	ROM Ton '000	1,328	1,555	(15)	5,916	5,920	(0)
Open Pit	ROM Ton '000	7	26	(75)	153	398	(62)
Total	ROM Ton '000	1,334	1,581	(16)	6,068	6,319	(4)
Grade							
Plant Head	g/t	2.52	2.56	(1)	2.61	2.81	(7)
Recoveries	%	77	77	(0)	77	77	(0)
PGM Production							
Platinum	Ozs	49,621	59,834	(17)	234,041	263,930	(11)
Palladium	Ozs	24,054	28,966	(17)	113,400	127,048	(11)
Rhodium	Ozs	9,014	10,759	(16)	41,852	46,097	(9)
Gold	Ozs	372	461	(19)	1,823	2,275	(20)
Total PGM (3E+Au)	Ozs	83,062	100,020	(17)	391,117	439,350	(11)
Iridium	Ozs	3,486	4,214	(17)	16,270	18,026	(10)
Ruthenium	Ozs	14,503	17,793	(18)	68,361	76,483	(11)
Total PGE (5E+Au)	Ozs	101,051	122,027	(17)	475,748	533,859	(11)
Base Metals Production							
Nickel	Tonnes	84	94	(11)	386	436	(11)
Copper	Tonnes	38	47	(20)	178	190	(6)
Chromite (000)	Tonnes	91	88	4	343	353	(3)

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2008	Previous Quarter Mar 2008	Change Quarter on Quarter	Current 12 months Jun 2008	Previous 12 months Jun 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.54	0.45	(20)	0.54	0.36	(50)
Revenue							
Gross Revenue	R'M	428	465	(8)	1,638	1,224	34
PGM basket Price	$/oz	2,311	2,041	13	1,822	1,344	36
Gross cash margin	%	28	52	(46)	42	44	(5)
Nickel Price	$/lb	11.74	13.13	(11)	12.71	17.20	(26)
Copper Price	$/lb	3.72	3.54	5	3.50	3.21	9
Ave R/$ rate		7.76	7.40	5	7.23	7.18	1
Cash Costs on-mine							
Per ROM ton	R/ton	586	529	11	446	341	31
	$/ton	76	71	6	62	47	31
Per PGM oz (3E+Au)	R/oz	10,817	9,289	16	7,575	5,219	45
	$/oz	1,394	1,255	11	1,048	727	44
Per PGE (5E+Au)	R/oz	8,944	7,664	17	6,273	4,317	45
	$/oz	1,153	1,035	11	868	601	44
Capital expenditure							
Current/Sustaining 100%	R'000s	34,040	27,090	26	99,213	128,048	(23)
	$'000s	4,387	3,659	20	13,725	17,830	(23)
Expansion 100%	R'000s	105	3,676	(97)	10,965	72,855	(85)
	$'000s	14	497	(97)	1,517	10,144	(85)
Tons Mined							
Underground	ROM Ton '000	276	254	9	1,096	708	54.697
Open Pit	ROM Ton '000	239	114	110	976	1,409	-30.760
Total	ROM Ton '000	515	368	40	2,072	2,118	-2.175
Surface Stockpiles							
Underground Ore	ROM Ton '000	6	3	109	6	9	-30.289
Open Pit Ore	ROM Ton '000	64	110	-42	64	184	-65.223
Total	ROM Ton '000	70	113	-38	70	193	-63.594
Tons Processed							
Underground	ROM Ton '000	273	254	8	1,059	708	49.613
Open Pit	ROM Ton '000	251	172	46	1,071	1,318	-18.714
Total	ROM Ton '000	525	426	23	2,131	2,026	5.163
Grade							
Plant Head	g/t	2.68	2.78	(4)	2.89	3.19	(9)
Recoveries	%	62.61	64	(2)	63.48	64	(0)
PGM Production							
Platinum	Ozs	17,843	15,114	18	78,786	80,903	(3)
Palladium	Ozs	7,649	6,601	16	33,916	37,719	(10)
Rhodium	Ozs	2,769	2,351	18	12,073	12,750	(5)
Gold	Ozs	155	158	(2)	808	1,003	(19)
Total PGM (3E+Au)	Ozs	28,416	24,223	17	125,583	132,375	(5)
Iridium	Ozs	860	880	(2)	4,833	4,997	(3)
Ruthenium	Ozs	5,090	4,256	20	21,220	22,675	(6)
Total PGE (5E+Au)	Ozs	34,366	29,359	17	151,636	160,048	(5)
Base Metals Production							
Nickel	Tonnes	42	38	11	193	220	(12)
Copper	Tonnes	20	23	(12)	105	119	(12)
Chromite (000)	Tonnes (000)	5	10	(50)	95	140	(32)

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2008	Previous Quarter Mar 2008	Change Quarter on Quarter	Current 12 months Jun 2008	Previous 12 months Jun 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.89	0.75	(19)	0.89	0.62	(44)
Revenue							
Gross Revenue	R'M	530	629	(16)	2,153	1,468	47
PGM basket Price	$/oz	2,266	2,112	7	1,805	1,286	40
Gross cash margin	%	65	79	(17)	70	62	12
Nickel Price	$/lb	11.65	13.13	(11)	12.93	17.20	(25)
Copper Price	$/lb	3.83	3.54	8	3.53	3.21	10
Ave R/$ rate		7.76	7.40	5	7.23	7.18	1
Cash Costs on-mine							
Per ROM ton	R/ton	438	314	40	308	232	33
	$/ton	56	42	33	43	32	33
Per PGM oz (3E+Au)	R/oz	5,859	4,324	36	4,126	3,373	22
	$/oz	755	584	29	571	470	21
Per PGE (5E+Au)	R/oz	4,749	3,524	35	3,352	2,821	19
	$/oz	612	476	29	464	393	18
Capital expenditure							
Current/Sustaining 100%	R'000s	44,945	11,480	292	80,927	107,489	(25)
	$'000s	5,792	1,551	273	11,132	14,967	(26)
Expansion 100%	R'000s	-	-	-	-	25,441	(100)
	$'000s	-	-	-	-	3,542	(100)
Tons Mined							
Underground	ROM Ton '000	407	331	23	1,906	1,805	6
Open Pit	ROM Ton '000	7	55	-87	216	589	-63
Total	ROM Ton '000	414	387	7	2,122	2,394	-11
Surface Stockpiles							
Underground Ore	ROM Ton '000	(4)	1	-423	(4)	7	-155
Open Pit Ore	ROM Ton '000	-	-	0	-	4	-100
Total	ROM Ton '000	(4)	1	-423	(4)	11	-135
Tons Processed							
Underground	ROM Ton '000	412	351	17	1,912	1,802	6
Open Pit	ROM Ton '000	7	78	-91	202	585	-65
Total	ROM Ton '000	419	429	-2	2,114	2,387	-11
Grade							
Plant Head	g/t	2.91	2.99	(3)	2.98	2.89	3
Recoveries	%	80	75	7	78	74	5
PGM Production							
Platinum	Ozs	18,777	18,863	(0)	94,428	94,398	0
Palladium	Ozs	9,060	8,912	2	46,034	52,527	(12)
Rhodium	Ozs	3,236	3,072	5	16,255	15,534	5
Gold	Ozs	254	259	(2)	1,278	1,478	(14)
Total PGM (3E+Au)	Ozs	31,327	31,107	1	157,995	163,937	(4)
Iridium	Ozs	1,281	1,246	3	6,438	5,741	12
Ruthenium	Ozs	6,042	5,818	4	30,043	26,352	14
Total PGE (5E+Au)	Ozs	38,650	38,171	1	194,476	196,030	(1)
Base Metals Production							
Nickel	Tonnes	54	46	17	195	224	(13)
Copper	Tonnes	28	22	27	95	111	(14)
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Mimosa

Mimosa	Unit	Current Quarter Jun 08	Previous Quarter Mar 08	+/- % Quarter on Quarter	YTD 12 months Jun 08	Previous 12 months Jun 07	+/- % 12 Months Ytd	Rolling 12 Months Jun 08
Safety								
DIIR	Rate/200 000 man hours	0.23	0.17	-28	0.18	0.41	56	0.18
Revenue								
Gross Revenue	US$M	76.3	52.4	46.0	236.0	198.8	19.0	236.0
PGM basket Price	US$/oz	1,607	1,237	30	1,258	974	29	1,258
Gross cash margin	%	77	70	9	73	73	-1	73
Nickel Price	US$/lb	13.17	12.92	2	14.35	14.52	-1	14.35
Copper Price	USc/lb	374	316	18	346	322	7	346
Cash Costs								
Per Rom ton	US$/ton	43	41	-6	39	35	-12	39
Per PGM ounce 3E+Au	US$/oz	488	471	-4	446	383	17	446
Per PGM ounce 3E+Au (after by-product credit)	US$/oz	-23	-1	2200	-63	-124	-49	-63
Per PGM ounce 5E+Au	US$/oz	462	447	-3	423	362	17	423
Per PGM ounce 5E+Au (after by-product credit)	US$/oz	-11	10	-214	-49	-108	-54	-49
Capital Expenditure								
Current	US$ ' 000s	5,627	2,725	-107	11,723	8,293	-41	11,723
Expansion	US$ ' 000s	3,691	7,538	51	20,802	5,665	-267	20,802
Tons Mined								
Underground	RoM ton '000	497	419	19	1,887	1,847	2	1,887
Surface Stock Piles								
Underground	ton '000	498	439	13	498	361	38	498
Tonnes Processed								
Milled	ton '000	438	399	10	1,732	1,692	2	1,732
Grade								
Plant Head	g/t	3.60	3.56	2	3.57	3.66	-2	3.57
Recoveries	%	75.88	75.10	1	75.81	77.70	-2	75.81
PGM Production								
Platinum	Ozs	19,532	17,392	12	76,565	77,771	-2	76,565
Palladium	Ozs	14,821	13,234	12	58,154	59,216	-2	58,154
Rhodium	Ozs	1,535	1,351	14	5,966	6,030	-1	5,966
Gold	Ozs	2,628	2,306	14	10,148	10,553	-4	10,148
Total	Ozs	38,517	34,283	12	150,832	153,570	-2	150,832
Ruthenium	Ozs	1,404	1,244	13	5,356	5,868	-9	5,356
Iridium	Ozs	723	641	13	2,760	2,948	-6	2,760
Total 5E + Au	Ozs	40,644	36,168	12	158,948	162,386	-2	158,948
Base Metals Production								
Nickel	Tons	533	475	12	2,086	2,078	0	2,086
Copper	Tons	439	392	12	1,719	1,732	-1	1,719
Cobalt	Tons	15	14	14	61	64	-5	61

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2008	Previous Quarter Mar 2008	Change Quarter on Quarter	Current 12 months Jun 2008	Previous 12 months Jun 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	5.62	5.65	1	5.62	-	-
Revenue							
Gross Revenue	R'M	45	54	(17)	155	77	101
PGM basket Price	$/oz	2,850	2,483	15	2,224	1,704	31
Gross cash margin	%	80	88	(9)	83	77	8
Nickel Price	$/lb	11.74	13.13	(11)	12.71	17.20	(26)
Copper Price	$/lb	3.72	3.54	5	3.50	3.21	9
Ave R/$ rate		7.76	7.40	5	7.23	7.18	1
Cash Costs on-mine							
Per ROM ton	R/ton	127	103	23	96	97	(1)
	$/ton	16	14	17	13	13	2
Per PGM oz (3E+Au)	R/oz	4,329	2,818	54	2,666	2,377	12
	$/oz	558	381	46	369	331	11
Per PGE (5E+Au)	R/oz	2,323	1,909	22	1,742	1,587	10
	$/oz	299	258	16	241	221	9
Capital expenditure							
Current/Sustaining 100%	R'000s	84	-	-	5,617	-	-
	$'000s	11	-	-	777	-	-
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	70	63	10	274	182	51
Total	ROM Ton '000	70	63	10	274	182	51
Grade							
Plant Head	g/t	3.25	4.58	(29)	4.20	4.32	(3)
Recoveries	%	29	25	15	27	31	(14)
PGM Production							
Platinum	Ozs	1,254	1,437	(13)	6,114	4,512	36
Palladium	Ozs	453	517	(12)	2,201	1,629	35
Rhodium	Ozs	333	351	(5)	1,513	1,252	21
Gold	Ozs	5	5	(12)	22	15	44
Total PGM (3E+Au)	Ozs	2,044	2,309	(11)	9,849	7,408	33
Iridium	Ozs	309	192	61	918	661	39
Ruthenium	Ozs	1,455	909	60	4,300	3,032	42
Total PGE (5E+Au)	Ozs	3,809	3,410	12	15,068	11,101	36
Base Metals Production							
Nickel	Tonnes	1	3	(46)	12	12	4
Copper	Tonnes	5	1	253	9	10	(15)
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current Quarter Jun 2008	Current Since 1 March 2008
Safety			
DIIR	Rate/200,000 man hours	0	0
Revenue			
Gross Revenue	R'M	69	101
PGM basket Price	$/oz	1,989	2,068
Gross cash margin	%	47	46
Nickel Price	$/lb	9.20	9.46
Copper Price	$/lb	3.37	3.47
Ave R/$ rate		7.76	7.80
Cash Costs on-mine			
Per ROM ton	R/ton	16	18
	$/ton	2	2
Per PGM oz (3E+Au)	R/oz	7,376	7,890
	$/oz	951	1,012
Per PGE (5E+Au)	R/oz	nm	nm
	$/oz	nm	nm
Capital expenditure			
Current/Sustaining 100%	R'000s	221	221
	$'000s	28	28
Expansion 100%	R'000s	4,568	4,568
	$'000s	589	259
Tons Mined			
Underground	ROM Ton '000	nm	nm
Open Pit	ROM Ton '000	nm	nm
Total	ROM Ton '000	nm	nm
Surface Stockpiles			
Underground Ore	ROM Ton '000	nm	nm
Open Pit Ore	ROM Ton '000	nm	nm
Total	ROM Ton '000	nm	nm
Tons Processed			
Underground	ROM Ton '000	nm	nm
Open Pit	ROM Ton '000	2,347	3,153
Total	ROM Ton '000	2,347	3,153
Grade			
Plant Head	g/t	0.71	0.73
Recoveries	%	9	10
PGM Production			
Platinum	Ozs	2,920	4,047
Palladium	Ozs	1,561	2,197
Rhodium	Ozs	453	661
Gold	Ozs	101	135
Total PGM (3E+Au)	Ozs	5,035	7,040
Iridium	Ozs	nm	nm
Ruthenium	Ozs	806	1,152
Total PGE (5E+Au)	Ozs	5,841	8,192
Base Metals Production			
Nickel	Tonnes	21	29
Copper	Tonnes	8	12
Chromite (000)	Tonnes (000)	nm	nm

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Hélène Nolte	Director: Finance
Willie Byleveld	General Manager: Technical Services
Graham Ferreira	General Manager: Group Admin & Company Secretary
Hugo Höll	General Manager: Projects
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Wessel Phumo	General Manager: Marikana
Jacques Pretorius	General Manager: Everest
Gordon Ramsay	General Manager: Metallurgy
Rudi Rudolph	General Manager: Kroondal
Gabriel de Wet	General Manager: Engineering

ACS(SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Issued Capital

At 30 June 2008, the Company had in issue:
262,052,778 fully paid common shares and 1,680,305 unlisted options

Substantial Shareholders 30 June 2008	Number of Shares	Percentage
Nutraco Nominees Limited	16,624,749	6.34%
JP Morgan Nominees Australia Limited	12,543,507	4.79%

Trading Information

ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0)20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd

67.5% Owned (At 30 June 2008)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS(SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:

Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa

Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED

16 July 2008

RESULTS – GENERAL MEETING

We advise the following ordinary resolutions placed before shareholders at the General Meeting of Aquarius Platinum Limited on 16 July 2008 were approved as follows:

1. **Resolution 1 – Ratification of issue of 23,144,000 Shares**

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve and ratify the issue of 23,144,000 Shares (the Placing Shares), on the terms and conditions as set out in the Explanatory Memorandum"

In Favour: 161,902,207	*Against: 1,845,101*	*Abstain: 2,184,403*

2. **Resolution 2 – Ratification of issue of 2,680,854 Shares**

To Consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve and ratify the issue of 2,680,854 Shares, (the Platinum Mile Shares) on the terms and conditions as set out in the Explanatory Memorandum"

In Favour: 164,815,380	*Against: 1,116,206*	*Abstain: 125*

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) (Pty) Ltd
+27 11 455 2050

or visit: **www.aquariusplatinum.com**

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



30 June 2008

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited ACN 087 577 893 (the "**Company**") has issued 180,709 fully paid common shares on exercise of 180,709 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 133,618 shares issued upon exercise of Options; (b) 47,091 shares upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	(a) The Shares issued upon exercise of options were 133,618 issued at the exercise price of GBP0.85 per share; (b) The Shares issued upon exercise of options were 47,091 issued at the exercise price of GBP0.97 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 June 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,052,778	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 616,128 209,865 334,202 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

File # 82-5097

ASX, LSE & JSE

AQUARIUS PLATINUM LIMITED



23 June 2008

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited ACN 087 577 893 (the "**Company**") has issued 373,917 fully paid common shares on exercise of 373,917 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 298,594 shares issued upon exercise of Options; (b) 75,323 shares upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	(a) The Shares issued upon exercise of options were 298,594 issued at the exercise price of GBP0.85 per share; (b) The Shares issued upon exercise of options were 75,323 issued at the exercise price of GBP0.97 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 June 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
261,872,069	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 749,746 209,865 381,293 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm..

File # 82-5097

AQUARIUS PLATINUM LIMITED

Exempt Company Number EC26290

ARBN 087 577 892

NOTICE OF GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	Wednesday, 16 July 2008
Time of Meeting:	9 a.m.
Place of Meeting:	Clarendon House 2 Church Street Hamilton Bermuda

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

File # 82-5097

AQUARIUS PLATINUM LIMITED

Exempt Company Number EC26290
ARBN 087 577 893

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of Shareholders of Aquarius Platinum Limited (**Company**) will be held at 2 Clarendon House, 2 Church Street, Hamilton, Bermuda at 9 a.m. on Wednesday, 16th July 2008.

The Explanatory Memorandum which accompanies and forms part of this Notice of General Meeting describes the various matters to be considered and contains a glossary of defined terms for terms that are not defined in full in this Notice of General Meeting.

AGENDA

1. Ratification of issue of 23,144,000 Shares

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve and ratify the issue of 23,144,000 Shares (the ***Placing Shares****), on the terms and conditions as set out in the Explanatory Memorandum"*

The Company will disregard any votes cast on this resolution by any person who participated in the issue, and any associate of that person. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. Ratification of issue of 2,680,854 Shares

To consider and, if thought fit, to pass, with or without amendment, the following as an **ordinary resolution**:

"That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders of the Company approve and ratify the issue of 2,680,854 Shares, (the ***Platinum Mile Shares****) on the terms and conditions as set out in the Explanatory Memorandum"*

The Company will disregard any votes cast on this resolution by any person who participated in the issue, and any associate of that person. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Willi Boehm
Company Secretary
DATED: 20 June 2008

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

PROXY AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two persons (including a body corporate) to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. If a body corporate is appointed as proxy, the body corporate may appoint an individual as a representative to exercise its powers at the meeting.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to one of the following locations, not less than 48 hours before the time for holding the General Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

Aquarius Platinum Corporate Services Pty Ltd
PO Box 485
SOUTH PERTH WA 6951
AUSTRALIA

Facsimile
(618) 9367 5233

OR

Codan Services
Clarendon House
2 Church Street
Hamilton HM CX
BERMUDA

Facsimile
(441) 292 4720

OR

Computershare Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
ENGLAND

Facsimile
(870) 703 6101

The proxy form must be signed by the shareholder or his/her attorney duly authorised in writing or, if the shareholder is a corporation in a manner permitted by the Company's bye-laws and the Companies Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the General Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 5p.m. Monday, 14 July 2008. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the General Meeting.

AQUARIUS PLATINUM LIMITED
Exempt Company Number EC26290
ARBN 087 577 893

PROXY FORM

I/We ____

of ____

being a shareholder/(s) of Aquarius Platinum Limited (**Company**) and entitled to ____________________ shares in the Company

hereby appoint ____

of ____

or failing him/her____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the special general meeting of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9 a.m. Wednesday, 16 July 2008 and at any adjournment thereof in respect of ____________________ of my/our shares or, failing any number being specified, **ALL** of my/our shares in the Company.

If more than one proxy is appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]%. (An additional proxy form will be supplied by the Company on request.)

In relation to undirected proxies, the Chairman intends to vote in favour of each resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of a resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a resolution, the proxy may abstain or vote at his or her discretion.

I/we direct my/our proxy to vote as indicated :

RESOLUTION	FOR	AGAINST	ABSTAIN
1. Ratification of issue of 23,244,000 Shares	☐	☐	☐
2. Ratification of issue of 2,680,854 Shares	☐	☐	☐

As witness my/our hand/s this day of 2008

If a natural person:

SIGNED by) in the presence of:
)

______________ Name (Printed)

______________ Witness

______________ Name (Printed)

If a company:

EXECUTED by)
in accordance with its)
constitution)

______________ Director

______________ Director/Secretary

______________ Name (Printed)

______________ Name (Printed)

If by power of attorney:

SIGNED for and on behalf of ____________________)
)
by ____________________)
)
under a Power of Attorney dated and who)
declares that he/she has not received any revocation of such Power)
of Attorney in the presence of:

______________ Signature of Attorney

______________ Signature of Witness

AQUARIUS PLATINUM LIMITED

Exempt Company NO. EC26290

ARBN 087 577 893

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of members in Aquarius in connection with the business to be conducted at a general meeting of the members of the Company to be held at Clarendon House, 2 Church Street, Hamilton, Bermuda at 9 a.m. on Wednesday, 16 July 2008.

This Explanatory Memorandum should be read in conjunction with, and forms part of, the accompanying Notice of General Meeting. A glossary of terms is included at the end of this Explanatory Memorandum.

Full details of the resolutions to be considered at the Meeting are set out below.

1. Resolution 1 – Ratification of issue of 23,144,000 Shares

1.1 Background

On 16 April 2008 Aquarius announced that it completed the accelerated bookbuild placing announced on 15 April 2008 (the **Placing**). The Company issued a total of 23,144,000 Shares (the **Placing Shares**), placed at a price of 800 pence per Placing Share, raising gross proceeds of approximately US$366 million (GBP 185 million). The purpose of the Placing was to partly fund the repurchase by Aquarius of Impala Platinum Holdings Limited's stakes in both Aquarius and in Aquarius' subsidiary, Aquarius Platinum (South Africa) (Pty) Ltd.

The Placing Shares represented approximately 9% of Aquarius' issued share capital prior to the Placing.

1.2 ASX Listing Rule 7.4

Resolution 1 seeks Shareholder approval and ratification of the issue of 23,144,000 Shares in the Company, for the purposes of ASX Listing Rule 7.4. If Shareholders approve the Resolution and ratify the issue of the Placing Shares, they will not be counted for the purposes of calculating the Company's 15% limit in the future. The Directors consider it prudent to retain the ability to issue up to 15% of the number of Shares on issue.

1.3 Disclosure requirements

In accordance with the disclosure requirements of ASX Listing Rule 7.5, the following information is provided to Shareholders to enable them to consider and ratify the issue of the Placing Shares.

(a) The number of Placing Shares allotted was 23,144,000.

(b) The Placing Shares were allotted to professional and sophisticated investors, who were not related to the Company.

(c) The Placing Shares were issued at 800 pence per Placing Share. The price of the Placing Shares in Australian dollars and South African rand, the currencies in which the shares are quoted on ASX and the JSE respectively, was set at AU$16.95 per Placing Share and ZAR 126.08 per Placing Share.

(d) The Placing Shares rank pari passu in all respects with the existing issued common shares of the Company, including the right to receive future dividends and other distributions declared, made or paid after the date of their issue.

(e) The funds were raised for the purpose of partly funding the repurchase by Aquarius of Impala Platinum Holdings Limited's stakes in both Aquarius and Aquarius Platinum (South Africa) (Pty) Ltd.

2. Resolution 2 – Ratification of issue of 2,680,854 Shares

2.1 Background

On 7 February 2008 Aquarius announced that it had entered into a binding agreement for the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd. The R420 million consideration payable to the shareholders of Platinum Mile for 50% of the issued share capital comprised R210 million in cash and 2,680,854 Aquarius Platinum Shares. The Platinum Mile Shares were issued on 6 June 2008.

2.2 ASX Listing Rule 7.4

Resolution 2 seeks Shareholder approval and ratification of the issue of 2,680,854 Shares in the Company, for the purposes of ASX Listing Rule 7.4.

2.3 Disclosure requirements

In accordance with the disclosure requirements of ASX Listing Rule 7.5, the following information is provided to Shareholders to enable them to consider the issue of the Platinum Mile Shares.

(a) The number of Platinum Mile Shares issued was 2,680,854.

(b) The Platinum Mile Shares were allotted to Mvelaphanda Holdings (Pty) Ltd, John Brownrigg Consulting (Pty) Ltd and Newinvest 275 (Pty) Ltd, none of whom are related to the Company.

(c) The Platinum Mile Shares were issued at a deemed issue price of ZAR78.33 per Platinum Mile Share, which was based on the January 2008 VWAP.

(d) The Platinum Mile Shares rank pari passu in all respects with the existing issued common shares of the Company, including the right to receive future dividends and other distributions declared, made or paid after the date of their issue.

(e) No funds were raised from the issue as the Platinum Mile Shares were issued as part consideration for the acquisition of a 50% interest in Platinum Mile.

3. Glossary of Terms

In the Notice of General Meeting and this Explanatory Memorandum the following words and expressions have the following meanings:

ASX means ASX Limited.

ASX Listing Rules means the official listing rules of ASX.

Board means the board of Directors.

Companies Act means the Companies Act 1981 of Bermuda as amended from time to time.

Company and **Aquarius** means Aquarius Platinum Limited.

Directors means the directors of the Company from time to time.

Explanatory Memorandum means this explanatory memorandum.

JSE means the Johannesburg Stock Exchange.

Meeting and **General Meeting** means the general meeting of Shareholders to be held at 2 Clarendon House, 2 Church Street, Hamilton, Bermuda at 9 a.m. on Wednesday, 16 July 2008 or any adjournment thereof.

Notice and **Notice of General Meeting** means the notice of general meeting which accompanies this Explanatory Memorandum.

Platinum Mile means Platinum Mile Resources Pty Ltd.

Platinum Mile Shares means the shares issued as part consideration for the acquisition by Aquarius Platinum (South Africa) Corporate Services Pty Ltd, a wholly owned subsidiary of the Company, of a 50% interest in the ordinary issued share capital of Platinum Mile.

Resolution means a resolution in the Notice of General Meeting.

Shareholder means a registered holder of Shares.

Share means a fully paid common share of US$0.05 in the capital of the Company.

ZAR means South African Rand, the official currency of South Africa.

ASX, LSE & JSE



AQUARIUS PLATINUM LIMITED

18 June 2008

File # 82-5097

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

Lazard Asset Management LLC and subsidiaries, has advised the Company that its notifiable interest in the Company is now 5.26%, representing 13,717,430 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



16 June 2008

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited ACN 087 577 893 (the "**Company**") has issued 564,930 fully paid common shares on exercise of 564,930 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 393,784 shares issued upon exercise of Options; (b) 171,146 shares upon exercise of options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	(a) The Shares issued upon exercise of options were 393,784 issued at the exercise price of GBP0.85 per share; (b) The Shares issued upon exercise of options were 171,146 issued at the exercise price of GBP0.97 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 June 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
261,498,152	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002	Unlisted options expiring 21/11/13
		1,048,340	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		456,616	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..
(Director/Company secretary)

Print name: .Willi Boehm...

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED

File # 82-5097

12 June 2008

Notice under Section 708A(5)(e) of the Corporations Act 2001

Aquarius Platinum Limited ACN 087 577 893 (the "**Company**") has issued 2,680,854 fully paid common shares at a price of Rand 78.33 per share as part consideration of the Company's 50% acquisition of Platinum Mile Resources (Pty) Limited.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Murray
Date of last notice	14 June 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	11 June 2008
No. of securities held prior to change	1,109,865 shares 419,730 unlisted options
Class	Ordinary Shares
Number acquired	209,865 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	GBP0.85
No. of securities held after change	1,319,730 shares 209,865 unlisted options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

File # 82-5097

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,680,854
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The shares are fully paid common shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Rand 78.33 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Part consideration of 50% acquisition of Platinum Mile Resources (Pty) Limited. (Refer to announcement released on 4 June 2008 on ASX)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 June 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	260,933,222	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	280,002 1,232,259 419,730 627,762 240,108	Unlisted options expiring 21/11/13 Unlisted options expiring 11/06/11 Unlisted options expiring 11/10/11 Unlisted options expiring 02/11/11 Unlisted options expiring 26/05/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

File # 82-5097

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:.. 9 June 08

(~~Director~~/Company secretary)

Print name: .Willi Boehm...

File # 82-5097

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



4 June 2008

Platinum Mile Transaction Approved for Completion

Aquarius Platinum Limited is pleased to advise that it has received the regulatory approvals for the acquisition of a 50% interest in Platinum Mile Resources (Pty) Limited.

Following approvals from the South African Competition Tribunal and the SARB, the R420 million consideration for 50% of the issued share capital of Platinum Mile will now be paid: comprising R210 million in cash and R210 million in Aquarius Platinum shares, to be issued on the South African register at a fixed price of R78.33 (as announced on 7 February 2008) representing 2,680,854 Aquarius Platinum shares. Following the issue of new shares, the total number of Aquarius shares on issue will increase to 260,933,222. Further, it should also be noted that the transaction's effective date is backdated to March 1st 2008.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-5097

ASX, LSE & JSE

AQUARIUS PLATINUM LIMITED



Tuesday, 3 June 2008

EVEREST EMPLOYEES RETURN TO WORK

Further to the announcement made on Monday, 2 June 2008, Aquarius Platinum South Africa (AQPSA) advises that all employees at the company's Everest Mine returned to work with effect from the evening shift on Tuesday, 3 June. A large part of the workforce also attended work for the evening shift on Sunday, 1 June and the morning shift on Monday, 2 June.

This follows an agreement between AQPSA management and employee representative, facilitated by the National Union Mineworkers. Both parties have resolved to work together to build a constructive climate of engagement in the future. In total, 1,950 ounces of PGMs was lost as a result of the industrial action.

For further information please contact:

Australia and the United Kingdom:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED

Monday, 2 June 2008

Unprotected Strike Action at Everest Mine

Aquarius Platinum South Africa (AQPSA) advises that on late Wednesday, 28 May 2008, 42 load-haul-dumper (LHD) operators embarked on an unprotected work stoppage at the company's Everest Mine. On Thursday, 29 May 2008, the remainder of the underground workforce (some 1,300 employees) joined the work stoppage in sympathy with the LHD operators.

Following discussions with employee representatives and the National Union of Mineworkers (NUM), notice in terms of the South African Labour Relations Act was given to employees that they should return to work on Monday, 2 June 2008. AQPSA has applied for and obtained a Labour Court interdict in support of this notice.

AQPSA is committed to addressing and resolving the issues under dispute and, in addition to building constructive relations with the NUM on site, has embarked on a process to educate employees on the process of industrial engagement in line with South Africa's labour relations regime and to foster good union/management relationships. Employees at Everest mine have only recently been employed by AQPSA and many of the labour relations tactics employed stem from a lack of experience in collective bargaining and the previous contractor/employee relationship.

Production losses are small at this stage - in the region of 1,300 ounces of PGMs (650 ounces per day).

For further information please contact:

In Australia and the United Kingdom:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924

Rule 3.8A

Appendix 3F

File # 82-5097

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Name of entity	ABN
Aquarius Platinum Limited	087 577 893

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective

Details of all shares bought back

2	Number of shares bought back	21,425,898
3	Total consideration paid or payable for the shares	£6.71 per share
4	If buy-back is an on-market buy-back - highest and lowest price paid	Not applicable

+ See chapter 19 for defined terms.

File # 82-5097

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ..30 April 2008.................
(Director/Company secretary)

Print name: Willi Boehm

== == == == ==

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



28 April 2008

Notice under Section 708A(5)(e) of the Corporations Act 2001
Completed Repurchase of Implats' Stakes

Aquarius Platinum Limited ("Aquarius") wishes to advise that it has completed the repurchase of Impala Platinum Holdings Limited's ("Implats") stakes in both Aquarius Platinum and Aquarius Platinum South Africa ("AQPSA").

Aquarius has repurchased the 21,425,898 common shares (approximately 8.4% of Aquarius' issued share capital) currently held by Implats for £6.71 ($13.34) per share, representing a total consideration of £143.8 million ($285 million). These shares have now been cancelled. In addition, AQPSA has repurchased Implats' 20% stake in AQPSA for a total consideration of $504.9 million; comprising a cash payment of $459.0 million to Implats and a Secondary Tax on Companies ("STC") charge of $45.9 million, as required under South African tax legislation.

The transactions were funded through a combination of an accelerated book build, cash and debt. The completed bookbuild resulted in the issuance of 23,144,000 new common shares of $0.05 each in Aquarius Platinum, at a price of GBP 800 pence per placing share, raising gross proceeds of approximately $366 million (£185 million). The balance of the transaction was funded through cash and debt.

The number of common shares on issue has increased to 258,252,368 as detailed below:

Number of shares on issue pre transaction	256,534,266
Number of new shares issued	23,144,000
Number of Impala Shares cancelled	-21,425,898
Total number of new shares post transaction	258,252,368

The number of unlisted options remains 2,799,861

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+44 (0)7887 920 530

AQUARIUS
PLATINUM LIMITED

Aquarius Platinum
Third Quarter 2008 Production & Financial Results

File # 82-5097

Highlights of the Quarter
- Record quarterly net profit of $90.8 million (US 35.4 cps), a 59% increase quarter-on-quarter
- Record achieved PGM basket price
- Quarterly mine production reduced to 191,942 PGM ounces (Aquarius attributable: 111,524 PGM ounces) reflecting challenging operating conditions in the quarter in both South Africa and Zimbabwe
- $790 million buyback of Implats stakes in Aquarius and AQPSA and associated $366 million equity fund raising

P&SA1 at Kroondal
- PGM production of 100,020 PGM ounces, down 1% quarter on quarter (Aquarius attributable 50,010 PGM ounces)
- Cash margin for the Quarter increased to 76%

P&SA2 at Marikana
- PGM production decreased by 36% quarter-on-quarter to 24,223 PGM ounces (Aquarius attributable: 12,111 PGM ounces) due to industrial action and high rainfall affecting open pit
- Gross cash margin for the quarter remained unchanged at 52%
- The P&SA2 project completed under budget

Everest
- AQPSA assumed management of the Everest underground operations on 24 January 2008 following the abandonment of the underground mining contract by Shaft Sinkers Mining (Pty) Limited
- PGM production decreased by 33% quarter-on-quarter to 31,107 PGM ounces (Aquarius attributable: 31,107 PGM ounces)
- Cash margin for the quarter increased to 79%

Mimosa
- PGM production decreased by 13% quarter-on-quarter to 34,283 PGM ounces (Aquarius attributable: 17,142 PGM ounces)
- Gross cash margin for the quarter reduced to 70% due to continued high inflationary environment in Zimbabwe
- Wedza Phase V Project commissioning is progressing well

CTRP
- PGM production decreased by 18% quarter-on-quarter to 2,309 PGM ounces (Aquarius attributable: 1,154 PGM ounces)
- Gross cash margin for the quarter increased to 88%

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said "*The third quarter results demonstrate a challenging quarter but somewhat profitable one for the company: net profits increased 59% to $90.8 million quarter-on-quarter, whereas production reduced 19% to an attributable 111,524 PGM ounces. Very well flagged power supply and industrial relations issues combined with the switch to owner-operator mining at Everest all lowered production. On the corporate front, I am pleased that our buyback of Impala's stakes was well received and that we have been able to add more value to our business. I am pleased to welcome the many new shareholders to our register following this transaction.*"

File # 82-5097

Group Attributable Production (PGM Ounces)



150,000
100,000
50,000
0
PGM ounces
Jun 07
Sep 07
Dec-07
Mar-08
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

Production by Mine

PGMs (4E)	Quarter Ended			
	Jun 2007	Sep 2007	Dec 2007	Mar 2008
Kroondal	98,370	106,493	101,542	100,020
Marikana	32,286	35,200	37,744	24,223
Everest	40,923	48,841	46,719	31,107
Mimosa	42,732	38,660	39,372	34,283
CTRP	1,877	2,681	2,816	2,309
Total	**216,188**	**231,875**	**228,193**	**191,942**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Jun 2007	Sep 2007	Dec 2007	Mar 2008
Kroondal	49,185	53,246	50,771	50,010
Marikana	16,143	17,600	18,872	12,111
Everest	40,923	48,841	46,719	31,107
Mimosa	21,366	19,330	19,686	17,142
CTRP	938	1,340	1,408	1,154
Total	**128,555**	**140,357**	**137,456**	**111,524**

Production Outlook

Total production in the third quarter was approximately 15,000 PGM (4E) ounces below prior announced targets. It is anticipated that the fourth quarter should see an improvement in production at all operations. At Kroondal more output is expected from the K5 Shaft; at Marikana the new labour relationship brokered by AQPSA between the underground contractor and the workforce is due for implementation in April 2008; progress at Everest remains very encouraging and levels of 80 to 85% of ultimate production rates should be achieved in the fourth quarter, and; at Mimosa the short-term commissioning problems should be resolved and with a large stockpile ahead of the plant the benefits of the Wedza Phase 5 expansion should start to materialise. Subject to the final regulatory approvals for the Platinum Mile transaction, some additional production from that operation will be added to group output.

Based on the production levels achieved to date, full year production is envisaged to be in the range 520,000 to 530,000 PGM ounces, a level comparable to the last financial year's production.

Metals Prices and Foreign Exchange

All the PGMs reported exceptional price increases over the quarter, with platinum and rhodium closing 32% higher at $2,040 per ounce and $9,025 per ounce respectively, palladium 20% higher at $445 per ounce and gold 11% higher at $935 per ounce.

Platinum, rhodium and to a lesser extent palladium continued to benefit from heightened supply concerns from South Africa, notably due to power constraints. On the demand side, jewellery has certainly seen some reduction in demand, yet price inelastic demand from platinum autocatalysts and ETFs in particular, have seen significant growth. All of our commodities continue to benefit from the weak US dollar and the flight to precious metals as an alternative asset class in the face of recessionary concerns.

Individual PGM Prices March 2007 to March 2008
(Dollar and Rand per PGM ounce)


Platinum, Palladium & Gold ($/oz)
2,500
2,000
1,500
1,000
500
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Rhodium ($/oz)
Mar-2007
Jun-2007
Sep-2007
Dec-2007
Mar-2008
Platinum
Palladium
Gold
Rhodium

PGM Basket Prices March 2007 to March 2008
(Dollar and Rand per PGM Basket ounce)


$/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Rand/oz
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

PGM basket prices for the Group reached improved levels over the quarter in both Rand and US Dollar terms. The achieved Group basket price peaked at a record $2,473 per ounce during the quarter, as stated in the Operating and Trading Update released on 15 April 2008.

At our South African operations, the four element basket price peaked at R19,526 per ounce, and the average achieved price was 34% higher than the previous quarter at R14,921 per ounce, equal to $2,117 per ounce.

In Zimbabwe, the average achieved basket price for the quarter was 14% higher at $1,237 per ounce. This resulted in a group basket price equivalent of $1,981 per PGM ounce or R15,664 per PGM ounce. The average achieved nickel price over the quarter decreased by 4% to $12.92 per pound from $13.41 per pound in the previous quarter

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Jun 2007	Sep 2007	Dec 2007	Mar 2008
Kroondal	1,520	1,518	1,657	2,129
Marikana	1,453	1,480	1,632	2,041
Everest	1,438	1,475	1,635	2,112
Mimosa	1,047	1,065	1,083	1,237
CTRP	1,856	1,775	1,967	2,505
Aquarius Group Average	1,405	1,438	1,567	1,981

The Rand Dollar exchange rate for the quarter averaged 7.4, weakening through the quarter and closing at 8.09 compared to 6.81 at the start of the quarter.

Financials

Consolidated earnings for the quarter to 31 March 2008 were $91million (US 35.4 cents per share) reflecting higher PGM metal prices on a lowered production base. The results represent a 90% increase compared to the previous corresponding period to March 2007. The results for the cumulative nine months to March 2008 which has been favourably impacted by the significant increase in the PGM basket has exceeded the consolidated earnings for the full financial year ended June 2007.

The reported net profit figure of $91 million represents a positive variance over the estimated net profit of $75 million stated in the operating and trading update released on 15 April 2008 as a result of the recent capital raising. This increase is due to an increase in the foreign currency gains arising from the final revaluation of the four month debtor pipeline and metals price adjustment calculations from December to March during which time the Rand weakened relative to the US Dollar from 6.79 to 8.10.

Aquarius Attributable Production and Net Profit Summary

	Quarter ended Mar 2008	Nine months ended Mar 2008	Full year ended June 2007
PGM Production (4E)	**111,524**	389,335	530,726
Net Profit After Tax & Minorities	**$90.8m**	$197.4m	$187.7m

Production of PGMs attributable to shareholders of Aquarius was 111,524 PGM ounces, down 19% from the previous quarter ended December 2007. Production in the quarter was lower for the following contractor problems at Everest which resulted in the abandonment of the underground mining contract by Shaft Sinkers Mining (Pty) Ltd, and the subsequent ramp-up of operations following the resumption of underground mining activities by Aquarius Platinum (South Africa) (Pty) Ltd, a reduction in power availability across operations in South Africa and to a more limited extent in Zimbabwe, and at Marikana abnormally high rainfall and unprotected industrial action.

Revenue for the quarter was $248 million (comprising sales revenue of $241 million and interest income of $7.0 million). Continued increases in PGM metal prices recorded during the quarter supported a strong cash flow stream which contributed $114 million from net operations. Strong metal prices assisted in mitigating the lower production experienced during the quarter. Gross margins remain strong across the Group. Finance charges for the quarter at $4 million were consistent and included a non-cash component of $1.3 million on the unwinding of the rehabilitation provision.

Cost of sales per PGM ounce increased as a result of lower production volumes.

Aquarius group cash balance at 31 March 2008 totalled $415 million, an increase of $46 million since December 2007. Net operating cash flow for the quarter remained strong with $243 million received from sales and $135 million paid to suppliers. Material cash flow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $13 million and dividends paid of $35 million.

Group cash is held as follows:

AQP	$134 million
AQPSA	$218 million*
ACS(SA)	$6 million
Mimosa	$57 million
Total	**$415 million**

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 31 March 2008
$'000

	Note:	Quarter Ended	Nine Months Ended	Financial Year Ended
		31/03/08*	31/03/08*	30/06/07
Aquarius PGM Production (attributable ounces)		***111,524***	***389,335***	***530,726***
Revenue	*(i)*	248,367	672,024	709,183
Cost of Sales	*(ii)*	(84,024)	(259,686)	(300,813)
Gross Profit		**164,343**	**412,338**	**408,370**
Other income		513	978	2,586
Admin & other operating costs		(2,779)	(6,471)	(8,972)
Other FX movements	*(iii)*	36,293	28,225	(2,308)
Finance costs	*(iv)*	(4,008)	(12,916)	(15,218)
Profit before tax		**194,362**	**422,154**	**384,458**
Income tax expense		(44,670)	(103,848)	(90,861)
Profit after tax		**149,692**	**318,306**	**293,597**
Minority interest	*(v)*	(58,892)	(120,860)	(106,374)
Net profit		**90,800**	**197,446**	**187,223**
EPS (basic – cents per share)		*35.4*	*77.0*	*72.8*

** Unaudited*

Notes on the March 2008 Consolidated Income Statement

(i) Revenue for the quarter is higher on a 40% increase in the PGM basket price

(ii) Cost of sales per PGM ounce increased due to impact of inflation and increased unit costs at Marikana and Everest due to lower production levels caused by contractor issues and power load shedding

(iii) Reflects effects of adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline and revaluation of net monetary assets including impact of depreciating Zimbabwean Dollar

(iv) YTD Finance costs includes group debt ($3.3 million), pipeline finance ($5.7 million) and unwinding of rehabilitation provision ($3.9 million)

(v) Minority interests reflect 46% outside equity interest of the Savannah Consortium 26% (SavCon) and Impala Platinum Holdings Limited 20% (Implats) in AQPSA

Aquarius Platinum Limited
Consolidated Cash flow Statement
Quarter ended 31 March 2008

		Quarter Ended	Nine Months Ended	Financial Year Ended
	Note:	**31/03/08***	**31/03/08***	**30/06/07**
Net operating cash inflow	*(i)*	113,892	319,043	340,787
Net investing cash outflow	*(ii)*	(16,379)	(49,375)	(111,237)
Net financing cash outflow	*(iii)*	(34,952)	(130,250)	(106,544)
Net increase in cash held		**62,561**	**139,418**	**123,006**
Opening cash balance		368,680	287,663	162,425
Exchange rate movement on cash		(16,512)	(12,352)	2,232
Closing cash balance		**414,729**	**414,729**	**287,663**

** Unaudited*

Notes on the March 2008 Consolidated Cash flow Statement

(i) Net operating cash flow for the quarter includes $242.6 million inflow from sales, $134.8 million paid to suppliers and net finance income and other income of $6.0 million

(ii) Includes mine development and plant and equipment expenditure of $13.3 million and purchase of investments of $3.0 million

(iii) Includes dividend paid to shareholders and minority shareholders of AQPSA of $35 million.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 March 2008
$'000

	Note:	Quarter Ended 31/03/08*	Financial Year Ended 30/06/07
Assets			
Cash assets		414,728	287,663
Current receivables	*(i)*	159,873	100,573
Other current assets	*(ii)*	34,975	26,127
Property, plant and equipment	*(iii)*	203,606	207,360
Mining assets	*(iv)*	269,407	311,425
Other non-current assets		12,314	12,026
Total assets		**1,094,903**	**945,174**
Liabilities			
Current liabilities	*(v)*	91,894	50,676
Non-current payables	*(vi)*	2,041	54,228
Non-current interest-bearing liabilities	*(vii)*	32,193	35,321
Other non-current liabilities	*(viii)*	157,866	172,404
Total Liabilities		**283,994**	**312,629**
Net assets		**810,909**	**632,545**
Equity			
Parent entity interest		571,826	456,138
Minority interest		239,083	176,407
Total Equity		**810,909**	**632,545**

** Unaudited*

Notes on the March 2008 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Represents plant and equipment within the Group
(iv) Mining assets reflects Kroondal, Marikana, Mimosa and Everest mining (mining rights) assets
(v) Includes tax payable ($58 million) and creditors ($34 million)
(vi) Reduction reflects repayment of minority loans in AQPSA
(vii) Includes interest bearing debt payable to RMB ($26 million) and deemed lease liability ($6 million)
(viii) Reflects deferred tax liabilities $97 million and provision for closure costs $61 million

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 54%)

P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter improved from 0.44 in the previous quarter to 0.40. Seven lost time injuries occurred during the quarter.

Mining

- Production tons reduced by 10% to 1,546,967 tons; consisting of 1,515,614 tons from underground and 31,353 tons from open cast operations.
- Head grade decreased by 2.6% to 2.56g/t.

Processing

- Tons processed increased by 1% to 1,581,431 tons.
- Recoveries remained unchanged at 77%.
- PGM production decreased by 1.4% to 100,020 PGM ounces.

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce



120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Jun 07
Sep 07
Dec-07
Mar-08
Production
Cash Costs

Revenue

Revenue at Kroondal increased by 56% to R1,743 million for the quarter (Aquarius attributable: R871 million). The basket price for the quarter averaged $2,129 per PGM ounce, 28% higher than the previous quarter, despite the average Rand Dollar exchange rate weakening to 7.40, with a resultant increase in the cash margin to 76%.

Operations

Total mined production decreased by 10% to 1,546,967 tons. Production from underground operations decreased by 9% to 1,515,614 tons whilst production from open cast operations decreased by 37% to 31,353 tons due to the completion of the Central West Pit.

Production was affected by a 5-day shutdown due to Eskom not supplying power nationally to all mines and ongoing nationwide power interruptions and load-shedding. Production was also affected by the fewer production days during the third quarter due to the Christmas and New Year public holidays that fell in this production quarter. Further, several work stoppages by underground contractor, Murray Roberts and Cementation employees, due to bonus related issues resulted in the loss of 18-shifts.

Tons processed increased by 1% to 1,581,431 tons, comprising 1,555,135 tons from underground and 26,296 tons of opencast material. Over the quarter, stockpiles decreased to 41,265 tons.

The head grade decreased by 2.6% to 2.56g/t as a result of a lower in-situ grade.

Recoveries were flat at 77%.

PGM production decreased by 1.4% to 100,020 PGM ounces.

Primary development for the quarter was 3,342m, 7% less than the previous quarter.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2008	59,834	28,966	10,759	461	100,020	50,010
Dec 2007	60,726	29,525	10,819	472	101,542	50,771
Sep 2007	63,860	30,855	11,259	518	106,493	53,246
Jun 2007	58,930	28,541	10,403	496	98,370	49,185

Operating Cash Costs

Cash costs per ton increased by 7% to R261 and cost per PGM ounce increased by 10% to R4,131.

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 4,131	R 3,386	R 3,224

Capital Expenditure

Capital expenditure for the quarter was R78 million. Major items included establishment of the second phase of the K5 Rail Project and underground infrastructure extensions.

Train loading facility at K5	Emergency conveyor and Stockpile at K5
	

P&SA2 at Marikana

Safety
The 12-month rolling DIIR deteriorated from 0.33 to 0.45. Five lost-time injuries occurred during the quarter of which one was a fatal accident.

Regrettably a fatality occurred 18 March 2008 at the No. 4 Shaft when Mr. Mpho Modise, an underground rock drill operator employed by mining contractor Murray Roberts and Cementation, was fatally injured following a load haul dumper accident. An enquiry into the accident has been conducted by the DME in conjunction with the Unions, AQPSA and MRC Management. The result of this enquiry is pending.

Mining
- Production tons decreased by 39% to 367,579 tons: consisting of 253,781 tons from underground and 113,798 tons from open cast operations.
- Head grade decreased by 6% to 2.78 g/t.

Processing
- Tons processed decreased by 30% to 425,683 tons
- Recoveries fell by 2% to 63.84%
- PGM production decreased 36% to 24,223 ounces (Aquarius attributable: 12,111 ounces)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce


40,000
30,000
20,000
10,000
0
Production (PGM ounces)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Rand Cash Costs per PGM ounce
Jun 07
Sep 07
Dec-07
Mar-08
Production
Cash Costs

Revenue
Revenue at Marikana increased by 13% to R465 million for the quarter (Aquarius attributable: R233 million). The basket price for the quarter averaged $2,041 per PGM ounce 25% higher than the previous quarter, despite the average Rand Dollar exchange rate weakening to 7.40. The high basket prices offset lower production, resulting in the cash margin for the quarter remaining unchanged at 52%.

Operations

Total production tons decreased by 39% to 367,579 tons for the quarter comprising of 253,781 tons from underground operations and 113,798 tons from the open pit.

Production was affected by a 5-day shutdown due to Eskom not supplying power to all mines in South Africa. Production was also affected by the fewer production days during the third quarter due to the Christmas and New Year public holidays that fell in this production period. Although Marikana Mine was also affected by the ongoing power interruptions, the reduced production from both underground and the process plant resulted in less than 90% power consumption.

Production from underground operations decreased 2% to 253,781 tons. Production from underground was adversely effected by a an unprotected strike in December 2007, which led to contractor, Murray Roberts and Cementation dismissing the total labour force at the end of December 2007. Recruitment of labour recommenced at the start of the third quarter. The process of recruiting 1,300 employees and the high-turnover of 30% of load-haul- dumper and rock-drill operators during the quarter, combined with a shortage of key skills (specifically fitter-artisans), resulted in a slow build-up in underground production.

A major loss of production during the quarter occurred in the open pit where production decreased by 67% to 113,798 tons, due to abnormally high rainfall in both the second and third quarters. This caused the open pit mining contractor MCC, to fall behind in bulk mining in the second quarter, and therefore needing to increase the stripping ratio in the third quarter resulting in reduced reef mining output. At the same time the direction of mining was changed from dip to strike to prevent a similar occurrence in future. Production output was further aggravated by 511mm of rainfall during the quarter (compared to an historic average rainfall for the same period of 100mm), resulting in a loss of 18-days production.

Stockpiles at the end of the quarter were 113,449 tons, including 70,220 tons of low recovery oxidised material, which will be mined in the current quarter.

A total of 425,683 tons were processed during the quarter: 253,961 tons from underground; 116,571 tons of open pit material, and; 55,151 tons of low-recovery oxidised material from stockpiles. The oxidised material equates to 13% of the total tons processed during the quarter, thereby negatively affecting recoveries.

The head-grade deteriorated by 6% to 2.78 g/t due excessive pothole intersections in the decline sinking operations, as well as the opencast operations intersecting areas of excessive internal waste.

Recoveries fell by 2% to 63.8% due to the lower head grade and increase in oxidised stockpile feed.

PGM production decreased 36% to 24,223 ounces (Aquarius attributable: 12,111 ounces)

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2008	15,114	6,601	2,351	158	24,223	12,111
Dec 2007	23,985	9,925	3,586	249	37,744	18,872
Sep 2007	21,844	9,742	3,367	246	35,290	17,600
Jun 2007	20,164	8,963	2,917	242	32,286	16,143

Operating Cash Costs

Cash costs per ton increased by 64% to R529, whilst costs per PGM ounce increased by 79% to R9,289. The main contributors to these increases were an excessive stripping ratio in the open pit, low production output due to grade and production interruptions.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 9,289	R 7,664	R 7,385

Capital Expenditure

Capital expenditure totalled R31 million, including R3.7 million of expansion capital (AQPSA share R1.8million). The P&SA2 project budgeted at R264.6 was closed out on a positive variance of R13.2 million.

Contractor dispute with Moolman Mining

There have been no developments in the contractor dispute with Moolman Mining since the previous update provided in the interim results statement, released on 7 February 2008.

File # 82-5097

Everest Platinum Mine

Safety

The 12-month rolling DIIR improved from 0.84 to 0.75. Two lost-time injuries occurred during the quarter.

Mining

- AQPSA assumed management of the underground operations on 24 January 2008 following the abandonment of the underground mining contract by Shaft Sinkers Mining (Pty) Limited.
- Production decreased by 38% to 386,591 tons; consisting of 331,397 tons from underground and 55,194 tons from opencast
- The head grade remained constant at 2.99 g/t

Processing

- Plant processed 429,011 tons, 31% less than the previous quarter
- Recoveries decreased to 75% from 78%
- PGM production decreased by 33% to 31,107 PGM ounces

Everest PGM Production & Rand Cash Costs per PGM Ounce



50,000
40,000
30,000
20,000
10,000
0
Production (PGM Ounces)
5,000
4,000
3,000
2,000
1,000
0
Rand Cash Costs per PGM Ounce
Jun 07
Sep 07
Dec-07
Mar-08
Production
Cash Costs

Revenue

Revenue increased by 18% to R629 million for the quarter. The basket price for the quarter averaged $2,112 per PGM ounce, 29% higher than the previous quarter, despite the average Rand Dollar exchange rate weakening to 7.40, resulting in a 13% increase in the cash margin to 79%.

Operations

Following unprotected industrial action which stopped production, Shaft Sinkers Mining, the underground mining contractor, dismissed approximately a 1,000 employees on 18 January 2008. On 24 January 2008 Shaft Sinkers Mining notified AQPSA that it was unable to continue to discharge its obligations under its contract and had no alternative but to abandon the contract and hand-over the underground operation of the Everest Mine to AQPSA.

To resume operations and minimise financial losses, AQPSA took the decision to owner operate the underground operation. This necessitated the expedient recruitment of a full labour force and the implementation of various administrative and support systems, such as financial, procurement, payroll, time and attendance.

The switch to owner operator and the resultant production ramp-up has gone according to plan. During the fourth quarter, the mine will continue to increase production as teams are re-established and team dynamics improved. The total estimated loss of production for the period ending June 2008 due to the switch to owner operator is estimated at 25,000 PGM (4E) ounces.

For the third quarter, the combined production from opencast and underground was 386,591 tons, a decrease of 38% compared to the previous quarter. Underground production alone decreased by 40% to 331,397 tons as a result of the changeover, with the balancing 55,194 tons from opencast, in line with the mine plan.

Although the Everest Mine was affected to some extent by the ongoing power disruptions, the reduced production from both underground and the process plant resulted in less than 90% power consumption.

The head grade remained constant at 2.99 g/t.

Concentrator throughput decreased by 31% to 429,011 tons milled for the period, due to the lower production from underground. Recoveries decreased from 78% to 75% due to processing of weathered opencast stockpile.

PGM production decreased by 33% to 31,107 ounces.

The long-term outlook for production and earnings at Everest remain excellent as the operation continues to ramp up production to a targeted 205,000 PGM (4E) ounces per annum.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Mar 2008	18,863	8,912	3,072	259	31,107
Dec 2007	27,897	13,576	4,877	369	46,719
Sep 2007	28,890	14,486	5,069	396	48,841
Jun 2007	23,883	12,544	4,155	341	40,923

Operating Cash Costs

Cash costs increased by 22% to R314 per ROM ton milled and by 27% to R4,324 per PGM ounce, predominately due to lower volumes and recruitment costs. It is anticipated that unit cost will stabilise in the new financial year.

Everest Operating Cash Costs per PGM Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R 4,324	R 3,524	R 3,322

Capital Expenditure

Capital expenditure for the quarter totaled R11.5 million, all of which was sustaining capital expenditure.

Rehabilitation of Tailing Dam Side Wall



Clean Water Dispersed from Process Plant



MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling DIIR improved from 0.26 to 0.16. Two lost-time injuries occurred during the quarter.

Mining

- Underground production decreased by 18% to 419,000 tons
- Head grade increased 1% to 3.56g/t
- The surface stockpile increased to a total 439,000 tons at the end of the quarter, equivalent to over 80 days mill feed

Processing

- Concentrator plant recoveries decreased to 75.1% from 75.9%
- Total mine production decreased by 13% to 34,283 PGM ounces (Aquarius share: 17,141.5)

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce


50,000
40,000
30,000
20,000
10,000
0
Production (PGM ounces)
500
400
300
200
100
0
-100
-200
-300
-400
-500
$ Cash Cost per PGM ounce
Jun 07
Sep 07
Dec-07
Mar-08
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter increased by 14% to $1,237 per PGM ounce. The average achieved nickel price over the quarter decreased by 4% to $12.92 per pound from $13.41 per pound in the previous quarter. Revenue for the quarter was flat at $52.4 million, with base metals accounting for approximately 30% of revenue. The gross cash margin decreased to 70% from 72% in the previous quarter.

Operations

During the quarter mining operations hoisted 419,196 tons compared to 513,383 tons in the previous quarter. Tons milled during the quarter totalled 398,811 tons, with 20,000 being transferred to the stockpile, which totalled 438,865 tons at the quarter end. It is planned that the stockpile will decrease to 405,000 tons by the end of the financial year.

The average plant grade marginally increased to 3.56 g/t, compared to 3.54g/t in the previous quarter.

Tons processed totalled 398,811, a 13% decrease compared to the previous quarter, due to power outages and breakdowns related to issues on the primary mill discharge grating that subsequently led to overload of the tailings thickener with coarse material and the secondary mill non-drive-end failure. This was an adverse consequence of the Wedza Phase V commissioning.

Recoveries for the quarter slightly decreased to 75.1% from 75.9%. This was due to running the rougher flotation circuit at suboptimal. Problems related to suboptimal densities were resolved by installing and commissioning a second raw water pipeline to the plant. This pipeline will supplement process water supplies during the dry-season as well as periods when the tailings thickener is on by-pass.

In Zimbabwe the political situation in the run up to the 29 March elections was calm. The economic environment, however, remains challenging, impacting both the price and availability of goods. The mine initiative to assist with provisioning of basics has been instrumental in keeping the workforce motivated and productive.

PGM production during the second quarter decreased by 13% to 34,283 ounces (Aquarius attributable: 17,141.50 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2008	17,392	13,234	1,351	2,306	34,283	17,142
Dec 2007	19,996	15,216	1,563	2,597	39,372	19,686
Sep 2007	19,644	14,883	1,517	2,616	38,660	19,330
Jun 2007	21,724	16,494	1,688	2,826	42,732	21,366

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Mar 2008	475	392	14	237.5	196	7
Dec 2007	541	446	15	270.5	223	7.5
Sep 2007	537	441	16	268.5	220.5	8
Jun 2007	587	485	18	293.5	242.5	9

Operating Cash Costs

Total cash costs for the quarter increased to $471 per PGM ounce, a 20% increase compared to the previous quarter's figure of $392 per PGM ounce. This was mainly due to low throughput, increased power tariffs and increasing local costs in line with Zimbabwean inflation which was not in parity with the achieved exchange rate. On mine cash costs were well retained at $369 per PGM ounce despite the impact of Zimbabwean inflation on total costs.

Net of by-products, cash costs were negative at $(1) per PGM ounce, compared to $(71) per PGM ounce in the previous quarter, primarily due to reduced by-product production, falling nickel prices and increase in the overall mine costs.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	471	447	($1)

Update on Foreign Currency Regime in Zimbabwe

The Zimbabwean economy continues to be characterised by foreign currency shortages. Mimosa's foreign currency accounts continue to be maintained offshore with no changes to the operational modalities agreed between the company and the authorities.

Update on Indigenisation Legislation in Zimbabwe

The Indigenisation and Economic Empowerment Bill has now received Presidential ascent and awaits implementation as law. This bill allows for sector specific arrangements to be made with regards to indigenisation objectives. The amendments to the Mines and Minerals Act (which provide specifics for the indigenisation of organisations in the mining sector) have been put on hold until the constitution of a new House of Assembly in order that they proceed through the relevant legislative procedure.

Wedza Phase 5 Expansion

The Wedza Phase V Project commissioning is progressing well. The new 25 metre diameter tailings thickener is fully commissioned. The new primary mill was hot commissioned with ore from 21 March 2008 and will be on steady operations by end of April 2008. The raise boring project is also progressing well and will be completed by the end of May 2008.

New Tails Thickener & Process Water Pond	New Primary Ball Mill
	

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR increased to 5.65. This quarter the first lost time accident ever unfortunately occurred since the project commenced, with a slip and fall accident.

Processing

- Material processed decreased to 63,372 tons
- Grade increased 1% to 4.58 g/t
- Production decreased 18% to 2,309 PGM ounces

CTRP PGM Production & Rand Cash Costs per PGM Ounce


3,000
2,500
2,000
1,500
1,000
500
0
Production PGM Ounces
3,000
2,000
1,000
0
Rand Cash Cost per PGM Ounce
Jun 07
Sep 07
Dec-07
Mar-08
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased by 26% to $2,483 per PGM ounce. Revenue increased by 79% to R54 million (Aquarius share: R27 million) for the quarter, due to higher production and commodity prices. The cash margin increased to 88%.

Operations

The head grade increased 1% to 4.58 g/t

Recoveries decreased by 10% to 25%, resulting in production decreasing by 18% to 2,309 PGM ounces (Aquarius attributable: 1,154 ounces). The drop in recovery was due to an increase in the amount of oxidised material fed to the plant.

Operating Costs

Cash costs increased by 42% to R2,818 per PGM ounce. The increase is a result of the fees payable to the suppliers of the raw materials, based on the net revenue and as such, although the operating costs were static the amount payable to the supplier increased in proportion to the increase in metal prices.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R 2,818	R 1,909	R 1,820

Bakgaga Mining (Aquarius Platinum Farm In Exploration Agreement)

In October 2006, Aquarius signed a farm-in agreement with Bakgaga Mining to drill and conduct feasibility work at prospective PGMs bearing properties on the Eastern Limb of South Africa's Bushveld.

Exploration has been ongoing and following the intersection of rock types similar to the Merensky Reef as reported in the first quarter results this year assay. Results from the first borehole "TBK1" have returned encouraging results.

The 4E PGE results confirmed Merensky Reef intersection from 1,879 metres to 1,821 metres. The highest sample value returned is 24.58 g/t which incidentally are not on the top chromite stringer. No dip correction was applied to the sampled with – the average dip of the reef is 8° to 10°. The Merensky Reed has a 4GE grade of 9.53 g/t over 1.81 metres. It should be noted that this represents only one borehole with no deflections.

CORPORATE MATTERS

Repurchase of Implats' stakes and associated equity capital and debt raising

On 15 April 2008, Aquarius announced that it has entered into agreements with Impala Platinum Holdings Limited ("Implats") to repurchase all the shares Implats currently holds in Aquarius and that its subsidiary Aquarius Platinum (South Africa) (Pty) Ltd ("AQPSA") would repurchase all the shares Implats holds in AQPSA. The combined consideration for the repurchases was $790 million.

The acquisition price agreed for Implats' AQPSA stake took into account the parties respective views of value, future cashflows, and dividend potential for the Implats minority stake in an unlisted company, with appropriate discounts applied for both liquidity issues and pre-emption rights. The transaction is expected to be earnings accretive in the first full year post completion.

The transaction is being funded through a combination of cash, debt and an accelerated bookbuild placing which was priced on Wednesday 16th April. The company issued a total of 23,144,000 new common shares of $0.05 each in Aquarius Platinum, at a price of GBP 800 pence per placing share, raising gross proceeds of approximately $366 million (£185 million). The placing shares being issued represent approximately 9.0 percent of Aquarius' issued share capital prior to the placing.

It is envisaged that the completion of these transactions will be achieved by the end of April 2008.

Acquisition of 50% Interest in Platinum Mile Resources (Pty) Ltd

On 7 February 2008, Aquarius Platinum announced that it had entered into a binding agreement for the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd. The shareholding will be acquired from a consortium of private investors and Mvelaphanda Holdings (Pty) Ltd.

Platinum Mile operates a tailings re-treatment facility which is located in Rustenburg, North West Province. It is situated within RPM's Lease Area, adjacent to Kroondal.

The plant processes certain RPM mine tailings. The concentrates produced by Platinum Mile are combined and sold to RPM and RPM enjoys a profit share arrangement with Platinum Mile. The Platinum Mile plant currently produces approximately 20,000 ounces of PGM (4E) per annum and production ramp-up plans and technological innovations should see the production from the operation increase to above 35,000 ounces of PGM (4E) per annum. It is the strategic intent of the parties to grow the business and the parties will explore current in-house opportunities as well the acquisition of similar operations within the industry.

The consideration payable to the shareholders of Platinum Mile for 50% of the issued share capital amounts to R420 million. The payment comprises of R210 million in cash and R210 million in Aquarius Platinum shares, to be issued on the South African register, at a fixed price of R78.33 (≈ January 2008 VWAP).

Following completion of the transaction documentation, completion of conditions precedent and regulatory approvals, Aquarius and Mvelaphanda Holdings will have joint control of Platinum Mile. The company will become, where practicable, the exclusive vehicle for the development and operation of all tailings re-treatment opportunities identified by, or available to, the parties.

More information will be provided to shareholders following conclusion of this transaction, which is expected by the end of May 2008.

More information on all the corporate matters can be found at www.aquariusplatinum.com

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2008	Previous Quarter Dec 2007	Change Quarter on Quarter	Current 9 months Mar 2008	Previous 9 months Mar 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.40	0.44	9	0.40	0.86	53
Revenue							
Gross Revenue	R'M	1,743	1,119	56	3,880	3,054	27
PGM basket Price	$/oz	2,129	1,657	28	1,762	1,342	31
Gross cash margin	%	76	66	16	69	67	4
Nickel Price	$/lb	13.13	13.25	(1)	15.47	15.68	(1)
Copper Price	$/lb	3.54	3.26	8	3.83	3.12	23
Ave R/$ rate		7.40	6.75	10	7.09	7.21	(2)
Cash Costs on-mine							
Per ROM ton	R/ton	261	244	7	251	210	19
	$/ton	35	36	(2)	35	29	22
Per PGM oz (3E+Au)	R/oz	4,131	3,758	10	3,853	2,990	29
	$/oz	558	557	0	544	414	31
Per PGE (5E+Au)	R/oz	3,386	3,090	10	3,168	2,461	29
	$/oz	457	458	(0)	447	341	31
Capex							
Current/Sustaining 100%	R'000s	78,103	119,280	(35)	253,742	166,409	52
	$'000s	10,550	17,677	(40)	35,809	23,067	55
Expansion 100%	R'000s	-		-	-	-	-
	$'000s	-		-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1,516	1,673	(9)	4,712	4,617	2
Open Pit	ROM Ton '000	31	50	(37)	164	438	(62)
Total	ROM Ton '000	1,547	1,722	(10)	4,876	5,055	(4)
Surface Stockpiles							
Underground Ore	ROM Ton '000	31	113	(72)	31	13	142
Open Pit Ore	ROM Ton '000	10	10	(2)	10	23	(57)
Total	ROM Ton '000	41	123	(66)	41	36	15
Tons Processed							
Underground	ROM Ton '000	1,555	1,512	3	4,588	4,527	1
Open Pit	ROM Ton '000	26	52	(49)	146	328	(55)
Total	ROM Ton '000	1,581	1,564	1	4,734	4,855	(2)
Grade							
Plant Head	g/t	2.56	2.63	(3)	2.64	2.84	(7)
Recoveries	%	77	77	(0)	77	77	(0)
PGM Production							
Platinum	Ozs	59,834	60,726	(1)	184,420	205,000	(10)
Palladium	Ozs	28,966	29,525	(2)	89,346	98,507	(9)
Rhodium	Ozs	10,759	10,819	(1)	32,838	35,694	(8)
Gold	Ozs	461	472	(2)	1,451	1,779	(18)
Total PGM (3E+Au)	Ozs	100,020	101,542	(1)	308,055	340,980	(10)
Iridium	Ozs	4,214	4,216	(0)	12,784	13,953	(8)
Ruthenium	Ozs	17,793	17,748	0	53,858	59,335	(9)
Total PGE (5E+Au)	Ozs	122,027	123,506	(1)	374,697	414,268	(10)
Base Metals Production							
Nickel	Tonnes	94	99	(5)	302	333	(9)
Copper	Tonnes	47	44	7	140	145	(4)
Chromite (000)	Tonnes	88	87	1	252	278	(9)

File # 82-5097

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2008	Previous Quarter Dec 2007	Change Quarter on Quarter	Current 9 months Mar 2008	Previous 9 months Mar 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.45	0.33	(36)	0.45	0.36	(25)
Revenue							
Gross Revenue	R'M	465	411	13	1,209	912	33
PGM basket Price	$/oz	2,041	1,632	25	1,679	1,307	28
Gross cash margin	%	52	52	-	47	46	2
Nickel Price	$/lb	13.13	13.25	(1)	15.47	15.68	(1)
Copper Price	$/lb	3.54	3.26	8	3.83	3.12	23
Ave R/$ rate		7.40	6.75	10	7.09	7.21	(2)
Cash Costs on-mine							
Per ROM ton	R/ton	529	322	64	401	338	19
	$/ton	71	48	49	57	47	20
Per PGM oz (3E+Au)	R/oz	9,289	5,203	79	6,626	4,879	36
	$/oz	1,255	771	63	935	676	38
Per PGE (5E+Au)	R/oz	7,664	4,309	78	5,490	4,022	37
	$/oz	1,035	639	62	775	558	39
Capital expenditure							
Current/Sustaining 100%	R'000s	27,090	24,413	11	62,328	78,747	(21)
	$'000s	3,659	3,618	1	8,796	10,916	(19)
Expansion 100%	R'000s	3,676	1,907	93	10,860	68,324	(84)
	$'000s	497	283	75	1,533	9,471	(84)
Tons Mined							
Underground	ROM Ton '000	254	259	(2)	811	504	61
Open Pit	ROM Ton '000	114	346	(67)	820	1,020	(20)
Total	ROM Ton '000	368	604	(39)	1,632	1,524	7
Surface Stockpiles							
Underground Ore	ROM Ton '000	3	3	(4)	3	12	(73)
Open Pit Ore	ROM Ton '000	110	168	(35)	110	171	(36)
Total	ROM Ton '000	113	172	(34)	113	183	(38)
Tons Processed							
Underground	ROM Ton '000	254	269	(6)	786	500	57
Open Pit	ROM Ton '000	172	340	(50)	820	944	(13)
Total	ROM Ton '000	426	610	(30)	1,606	1,444	11
Grade							
Plant Head	g/t	2.78	2.95	(6)	2.96	3.23	(8)
Recoveries	%	63.84	65	(2)	63.74	67.04	(5)
PGM Production							
Platinum	Ozs	15,114	23,985	(37)	60,943	60,741	0
Palladium	Ozs	6,601	9,925	(33)	26,267	28,757	(9)
Rhodium	Ozs	2,351	3,586	(34)	9,304	9,833	(5)
Gold	Ozs	158	249	(37)	653	760	(14)
Total PGM (3E+Au)	Ozs	24,223	37,744	(36)	97,167	100,090	(3)
Iridium	Ozs	880	1,761	(50)	3,973	3,826	4
Ruthenium	Ozs	4,256	6,069	(30)	16,130	17,488	(8)
Total PGE (5E+Au)	Ozs	29,359	45,574	(36)	117,270	121,404	(3)
Base Metals Production							
Nickel	Tonnes	38	58	(34)	151	169	(10)
Copper	Tonnes	23	30	(25)	85	91	(7)
Chromite (000)	Tonnes (000)	10	35	(73)	90	99	(9)

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2008	Previous Quarter Dec 2007	Change Quarter on Quarter	Current 9 months Mar 2008	Previous 9 months Mar 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	0.75	0.84	11	0.75	0.58	(29)
Revenue							
Gross Revenue	R'M	629	532	18	1,623	1,068	52
PGM basket Price	$/oz	2,112	1,635	29	1,691	1,236	37
Gross cash margin	%	79	70	13	71	62	15
Nickel Price	$/lb	13.13	13.25	(1)	15.47	15.68	(1)
Copper Price	$/lb	3.54	3.26	8	3.83	3.12	23
Ave R/$ rate		7.40	6.75	10	7.09	7.21	(2)
Cash Costs on-mine							
Per ROM ton	R/ton	314	256	22	276	225	23
	$/ton	42	38	12	39	31	26
Per PGM oz (3E+Au)	R/oz	4,324	3,417	27	3,697	3,322	11
	$/oz	584	506	15	522	460	13
Per PGE (5E+Au)	R/oz	3,524	2,769	27	3,005	2,797	7
	$/oz	476	410	16	424	388	9
Capital expenditure							
Current/Sustaining 100%	R'000s	11,480	13,593	(16)	35,982	91,286	(61)
	$'000s	1,551	2,014	(23)	5,078	12,654	(60)
Expansion 100%	R'000s	-	-	-	-	24,211	(100)
	$'000s	-	-	-	-	3,356	(100)
Tons Mined							
Underground	ROM Ton '000	331	553	(40)	1,491	1,274	17
Open Pit	ROM Ton '000	55	66	(16)	187	542	(65)
Total	ROM Ton '000	387	619	(38)	1,679	1,816	(8)
Surface Stockpiles							
Underground Ore	ROM Ton '000	1	21	(94)	1	-	-
Open Pit Ore	ROM Ton '000	-	22	(100)	-	2	(100)
Total	ROM Ton '000	1	44	(97)	1	2	(41)
Tons Processed							
Underground	ROM Ton '000	351	569	(38)	1,500	1,274	18
Open Pit	ROM Ton '000	78	54	44	195	542	(64)
Total	ROM Ton '000	429	623	(31)	1,695	1,816	(7)
Grade							
Plant Head	g/t	2.99	3.00	(0)	2.98	2.90	3
Recoveries	%	75	78	(4)	78	72	8
PGM Production							
Platinum	Ozs	18,863	27,897	(32)	75,651	70,514	7
Palladium	Ozs	8,912	13,576	(34)	36,974	39,983	(8)
Rhodium	Ozs	3,072	4,877	(37)	13,019	11,379	14
Gold	Ozs	259	369	(30)	1,024	1,137	(10)
Total PGM (3E+Au)	Ozs	31,107	46,719	(33)	126,668	123,013	3
Iridium	Ozs	1,246	1,928	(35)	5,157	4,142	25
Ruthenium	Ozs	5,818	9,010	(35)	24,001	18,970	27
Total PGE (5E+Au)	Ozs	38,171	57,657	(34)	155,826	146,125	7
Base Metals Production							
Nickel	Tonnes	46	74	(38)	195	165	18
Copper	Tonnes	22	36	(39)	95	82	16
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Mar-08	Previous Quarter Dec-07	+/- % Quarter on Quarter	YTD 9 months Mar-08	Previous 9 months Mar-07	+/- % 12 Months Ytd	Rolling 12 Months Mar-08
Safety								
DIIR	Rate/200 000	0.17	0	(100)	0.13	0.48	72.06	0
Revenue								
Gross Revenue	US$M	52	52	-	160	138	15	220
PGM basket Price	US$/oz	1,237	1,083	14	1,126	949	19	1,105
Gross cash margin	%	70	72	(2)	71	72	(2)	72
Nickel Price	US$/lb	12.92	13.41	(4)	14.79	12.55	18	16
Copper Price	USc/lb	316.00	345.00	(8)	336.00	322.97	4	331
Cash Costs								
Per Rom ton	US$/ton	41	34	(20)	37	36	(4)	36
Per PGM ounce 3E+Au	US$/oz	471	392	(20)	432	395	9	409
Per PGM ounce 3E+Au	US$/oz	(1)	(71)	(99)	(77)	(60)	27	(135)
(after by-product credit)								
Per 6 PGM ounce 5E+Au	US$/oz	447	373	(20)	410	374	10	388
Per 6 PGM ounce 5E+Au	US$/oz	10	(56)	(118)	(62)	(48)	30	(117)
(after by-product credit)								
Capital Expenditure								
Current	US$ ' 000s	2,725	1,999	(36)	6,096	5,519	(10)	8,870
Expansion	US$ ' 000s	7,538	3,229	(133)	17,111	2,057	(732)	20,719
Mining								
Underground	RoM ton '000	419	513	(18)	1,390	1,399	(1)	1,838
Surface Stock Piles								
Underground	ton '000	439	418	5	439	393	12	439
Tonnes Processed								
Milled	ton '000	399	456	(13)	1,294	1,211	7	1,775
Grade								
Plant Head	g/t	4	4	-	4	4	(3)	4
Recoveries	%	75	76	(1)	76	78	(2)	76
PGM Production								
Platinum	Ozs	17,392	19,996	(13)	57,033	56,047	1.80	78,757
Palladium	Ozs	13,234	15,216	(13)	43,333	42,722	1	59,827
Rhodium	Ozs	1,351	1,563	(14)	4,431	4,342	2	6,119
Gold	Ozs	2,306	2,598	(11)	7,519	7,727	(3)	10,345
Total	**Ozs**	34,283	39,372	(13)	112,315	110,838	1.30	155,048
Ruthenium	Ozs	1,244	1,352	(8)	3,952	4,236	-6.70	5,584
Iridium	Ozs	641	681	(6)	2,037	2,142	(4.90)	2,843
Total 5E + Au	**Ozs**	36,168	41,405	(13)	118,305	117,216	0.90	163,474
Base Metals								
Production								
Nickel	Tons	475.19	541.07	(12)	1,553.26	1,490.63	4.20	2,140
Copper	Tons	392.33	446.42	(12)	1,280.17	1,245.54	2.80	1,766
Cobalt	Tons	14	15	(7)	45	46	(2)	63

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2008	Previous Quarter Dec 2007	Change Quarter on Quarter	Current 9 months Mar 2008	Previous 9 months Mar 2007	Change Period on Period
Safety							
DIIR	Rate/200,000 man hours	5.65	0	0	5.65	0	0
Revenue							
Gross Revenue	R'M	54	30	79	110	58	90
PGM basket Price	$/oz	2,483	1,967	26	1,919	1,690	14
Gross cash margin	%	88	81	8	84	77	9
Nickel Price	$/lb	13.13	13.25	(1)	15.47	15.68	(1)
Copper Price	$/lb	3.54	3.26	8	3.83	3.12	23
Ave R/$ rate		7.40	6.75	10	7.09	7.22	(2)
Cash Costs on-mine							
Per ROM ton	R/ton	103	79	30	85	116	(26)
	$/ton	14	12	16	12	16	(25)
Per PGM oz (3E+Au)	R/oz	2,818	1,988	42	2,230	2,376	(6)
	$/oz	381	295	29	315	329	(4)
Per PGE (5E+Au)	R/oz	1,909	1,370	39	1,546	1,582	(2)
	$/oz	258	203	27	218	219	(0)
Capital expenditure							
Current/Sustaining 100%	R'000s	-	5,533	(100)	5,533	-	-
	$'000s	-	820	(100)	781	-	-
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	63	71	(11)	204	113	81
Total	ROM Ton '000	63	71	(11)	204	113	81
Grade							
Plant Head	g/t	4.58	4.53	1	4.73	4.26	11
Recoveries	%	25	28	(10)	26	36	(28)
PGM Production							
Platinum	Ozs	1,437	1,750	(18)	4,860	3,355	45
Palladium	Ozs	517	626	(17)	1,748	1,221	43
Rhodium	Ozs	351	434	(19)	1,180	944	25
Gold	Ozs	5	6	(14)	17	11	54
Total PGM (3E+Au)	Ozs	2,309	2,816	(18)	7,805	5,531	41
Iridium	Ozs	192	227	(15)	609	502	21
Ruthenium	Ozs	909	1,043	(13)	2,845	2,273	25
Total PGE (5E+Au)	Ozs	3,410	4,086	(17)	11,259	8,306	36
Base Metals Production							
Nickel	Tonnes	3	3	(9)	11	8	34
Copper	Tonnes	1	2	(36)	4	5	(20)
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

File # 82-5097

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Willie Byleveld	General Manager Technical Services
Graham Ferreira	General Manager Group Admin & Company Secretary
Hugo Höll	General Manager Projects & Transformation
Wessel Phumo	General Manager Marikana
Jacques Pretorius	General Manager Everest
Gordon Ramsay	General Manager Metallurgy
Rudi Rudolph	General Manager Kroondal
Gabriel de Wet	General Manager Engineering

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

File # 82-5097

Issued Capital
At 31 March 2008, the Company had in issue:
256,534,266 fully paid common shares and 2,799,861 unlisted options

Trading Information
ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0)20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd
54% Owned (At 31st March 2008)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

File # 82-5097

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS(SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium),Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

File # 82-5097

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Aquarius Platinum Limited

ACN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,144,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The shares are fully paid common shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	£8 per Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement to institutional investors to raise funds for a selective buy back
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	279,678,266	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,465,440	Unlisted options expiring 11/06/11
		419,730	Unlisted options expiring 11/10/11
		653,781	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13
		280,002	Unlisted options expiring 21/11/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Not Applicable

Entities that have ticked box 34(b)

Not applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 17 APRIL 2008
(~~Director~~/Company secretary)

Print name: WILLI BOEHM

== == == == ==

+ See chapter 19 for defined terms.

File # 82-5097

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



Wednesday 16th April 2008

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, OR JAPAN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

COMPLETION OF EQUITY PLACING

Aquarius is pleased to announce the successful completion of the accelerated bookbuild placing announced on 15 April 2008 (the "Placing").

The Company will issue a total of 23,144,000 new common shares of US$0.05 each in Aquarius Platinum Limited (the "Placing Shares") have been placed at a price of 800 pence per Placing Share, raising gross proceeds of approximately $366 million (GBP 185 million). The price of the Placing Shares in Australian dollars and South African rand, the currencies in which the shares are quoted on the ASX Limited and the JSE Limited respectively, was set at AU$ 16.95 per Placing Share and ZAR 126.08 per Placing Share. The Placing Shares being issued represent approximately 9.0 per cent. of Aquarius' issued share capital prior to the Placing. RMB Morgan Stanley acted as global bookrunner for the Placing with Euroz Securities Limited and Investec Bank (UK) Limited acting as co-lead managers.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued common shares of the Company, including the right to receive future dividends and other distributions declared, made or paid after the date of their issue. Application will be made to the FSA for the Placing Shares to be admitted to the official list maintained by the FSA (the "Official List") and to the LSE, the ASX Limited and the JSE Limited for the Placing Shares to be admitted to trading.

For further information please contact:

Aquarius: Willi Boehm +61 (0)8 9367 5211
RMB Morgan Stanley: Chris Meyer +27 (0)11 282 8286
Morgan Stanley: Alastair Cochran +44 (0)20 7677 5039 / Peter Bacchus +44 (0)20 7425 4669
Rand Merchant Bank: Justin Bothner +27 (0)11 282 4150

This announcement has been issued by the Company and is the sole responsibility of the Company.

RMB Morgan Stanley, Morgan Stanley and Rand Merchant Bank are acting exclusively for the Company and no one else in connection with the Placing. RMB Morgan Stanley, Morgan Stanley and Rand Merchant Bank will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in relation to the Placing or any other matter referred to in this announcement.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer to sell or issue or solicitation of an offer to purchase or subscribe for securities in the United States, Australia, Canada, Japan or any other jurisdiction and should not be relied upon in connection with any decision to acquire the Placing Shares or any other Aquarius securities. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold or transferred within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of the Placing Shares is being made or will be made in the United States.

This announcement does not and is not intended to constitute an offer to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended).

Members of the public are not eligible to take part in the placing. This announcement may be directed in the UK only at persons whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who have professional experience in matters relating to investments and are (1) qualified investors as defined in section 86(7) of the Financial Services and Markets Act 2000 ("FSMA"), being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of Directive 2003/71/EC (the "Prospectus Directive") and (2) fall within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or are persons who fall within article 49(2)(a) to (d) ("High net worth companies, unincorporated associations, etc") of the Order (all such persons together being referred to as "Relevant Persons"). This announcement must not be acted on or relied on by persons who are not Relevant Persons. Persons distributing this announcement must satisfy themselves that it is lawful to do so. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This announcement does not constitute an offer for sale or subscription of any securities in the Company.

This announcement includes "forward-looking statements". All statements other than statements of historical fact included in this announcement, including, without limitation, those regarding Aquarius's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aquarius, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Aquarius's present and future business strategies and the environments in which Aquarius will operate in the future and such assumptions may or may not prove to be correct. There are a number of factors which could cause actual results, performance of Aquarius, or industry results to differ materially from those expressed or implied in forward looking statements. These forward-looking statements speak only as of the date of this announcement. Aquarius expressly disclaims any obligation (except as required by the rules of the UK Listing Authority and the London Stock Exchange or the rules of the ASX or the JSE) or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Aquarius's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada or Japan.

Perth / London / Johannesburg
16 April 2008

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Aquarius Platinum Limited	087 577 893

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	256 534 266
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	See attached announcement

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	

On-market buy-back

9	Name of broker who will act on the company's behalf	
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	
13	If the company intends to buy back shares if conditions are met - those conditions	

Employee share scheme buy-back

14	Number of shares proposed to be bought back	
15	Price to be offered for shares	

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Impala Platinum Holdings Limited
17	Number of shares proposed to be bought back	21,425,898
18	Price to be offered for shares	£6.71

Equal access scheme

19	Percentage of shares proposed to be bought back	
20	Total number of shares proposed to be bought back if all offers are accepted	
21	Price to be offered for shares	
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 April 2008
(Director/Company secretary)

Print name: WILLI BOEHM

== == == == ==

+ See chapter 19 for defined terms.

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



Tuesday 15th April 2008

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, OR JAPAN.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OF SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

Aquarius announces repurchase of Implats' stakes and associated equity capital and debt raising

Aquarius Platinum Limited (ASX, LSE & JSE: "Aquarius or AQP") is pleased to announce that it has entered into agreements with Impala Platinum Holdings Limited ("Implats") to repurchase all the shares Implats currently holds in Aquarius and that its subsidiary Aquarius Platinum (South Africa) (Pty) Ltd ("AQPSA") will repurchase all the shares Implats' holds in AQPSA. The combined consideration for these repurchases is $790 million.

The Directors of Aquarius believe that the terms of the transactions are highly attractive to shareholders:

- the share repurchase removes the only corporate shareholding in Aquarius and will result in the company having a 100% free float;
- it leaves Aquarius strategically positioned as a strong, independent platinum player, with full control of its cashflows post completion of the approved Savannah Consortium share exchange; and
- the transaction is expected to be earnings accretive in the first full year post completion.

Background

Implats approached Aquarius late last year with a proposal to exit its shareholdings in both AQP and AQPSA as a result of a portfolio review. Implats has made an exceptional return on its investments in the Aquarius group. Implats' decision to exit is mutually beneficial and leaves Aquarius strategically positioned as a strong, independent platinum player, with full control of its cashflows (pending the completion of the approved Savannah Consortium ("SavCon") share exchange). A simultaneous disposal of Implats' stakes was viewed as desirable by both parties and this is achieved by these transactions. Aquarius' Black Economic Empowerment ("BEE") credentials remain intact and SavCon are fully supportive of the transactions.

SavCon is pursuing the final phase of the BEE transaction approved by shareholders in Special General Meeting on 11 October 2004 which will result in SavCon's constituent members receiving shares in Aquarius in exchange for SavCon's shareholding in AQPSA. The number of new Aquarius shares to which SavCon will be entitled upon the disposal of its revised equity interest of 32.5% in AQPSA to AQP remains 65,042,856 On completion of the final phase of the BEE transaction Aquarius will own 100% of AQPSA.

Key Terms of the Agreements

Aquarius will repurchase the 21,425,898 common shares (approximately 8.4% of Aquarius' issued share capital) currently held by Implats for £6.71 ($13.34) per share, representing a total consideration of £143.8 million ($285 million). The price was determined using the 30-day volume weighted average price ("VWAP") per share of £7.46 on the London Stock Exchange to 19 March 2008 (the day the principals agreed the pricing of a potential transaction) less an agreed discount. The closing share price on the London Stock Exchange on 14 April, the last trading day prior to this announcement, was £8.10. The repurchased shares will be cancelled.

AQPSA will also repurchase Implats' 20% stake in AQPSA for a total consideration of $504.9 million; comprising a cash payment of $459.0 million to Implats and a Secondary Tax on Companies ("STC") charge of $45.9 million, as required under South African tax legislation. The STC payment will be incurred by AQPSA

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

and will be treated as a once-off charge against its 2008 earnings. Following the transaction Aquarius' shareholding in AQPSA will increase from 54% to 67.5% and SavCon, AQPSA's BEE Partner will increase it's shareholding from 26% to 32.5%.The acquisition price agreed for Implats' AQPSA stake took into account the parties respective views of value, future cashflows, and dividend potential for the Implats minority stake in an unlisted company, with appropriate discounts applied for both liquidity issues and pre-emption rights.

Both repurchase transactions are inter-conditional and neither will be independently implemented.

Rationale
Commenting on the transaction, CEO of Aquarius, Stuart Murray said:

"I am pleased that we have been able to add further value to our business by agreeing the two repurchase transactions with Implats. Both parties have achieved a most satisfactory outcome.

The Directors of Aquarius believe that the terms of the transactions are highly attractive to shareholders, representing an appropriate valuation of the assets while at the same time providing Implats with a cost effective cash exit from its minority interests in the respective companies.

Given the pricing and funding mechanism of the repurchases, I believe the transactions will enhance the company's value and are expected to be neutral for earnings for the 2008 financial year (save for the once-off STC tax charge incurred by AQPSA and transaction costs associated herewith) and earnings accretive for the 2009 financial year and thereafter, subject to prevailing metal prices and exchange rates. The transactions will simplify our corporate structure; a theme requested by shareholders, in a financially sound manner and secures Aquarius a 100 percent free-float. Furthermore, on completion of the SavCon share exchange, Aquarius will have full control over its South African subsidiaries.

I believe that the repurchases are in the very best interest of shareholders."

Financing the transactions
Aquarius intends to raise up to $400,000,000 through an accelerated bookbuild placing to institutional investors immediately following this announcement to finance the buy-back of Implats' shareholding in Aquarius and to assist AQPSA with the financing of its buyback. The sole book runner is RMB Morgan Stanley with co-leads Euroz Securities Limited and Investec Bank (UK) Limited. The remainder of the consideration for the AQPSA buyback will be funded through a combination of available cash resources (approximately $250 million) and debt provided to AQPSA by Rand Merchant Bank.

Taking into account existing cash and borrowings, it is not anticipated that the Group will have more than $275 million of debt funding outstanding subsequent to the transaction at a time of continued strong operational cashflows. AQPSA's financial obligations in respect of its rehabilitation obligations are not affected by this transaction and the cash backed guarantee remains in place.

On completion of the book build, Aquarius will issue an Appendix 3B to the ASX detailing the number of common shares placed and pricing thereof. No shareholder approvals are required for completion of this transaction as the number of shares to be issued following the capital raising will be below 15% of the present issued capital of the Company.

Conditions Precedent
The implementation of the buy-back agreements is conditional upon:
- Aquarius raising the requisite funding to finance the respective transactions; and
- Aquarius, AQPSA and Implats obtaining the relevant South African regulatory approvals (as necessary) for the implementation of the transactions.

It is envisaged that the completion of these transactions will be achieved by 25 April 2008.

Operating and Trading Update
Aquarius customarily prepares quarterly operating and trading reports which are released by the end of the month following the close of the operating quarter. As shareholders are aware, the Company will publish its third quarter production and financial results on Thursday 24 April 2008. As the repurchase agreements and associated financing are being announced before consolidated accounts are available, AQP is providing

investors a detailed operating and trading update. Consolidated Profit & Loss, Balance Sheet and Cashflow Statement for the quarter ended March 2008 will be published as planned in the third quarter results on 24 April 2008.

Highlights
- Attributable production for the third quarter of approximately 111,524 4E PGM ounces (first 9 months: 389,337 ounces)
- Record 4E PGM basket prices achieved in the first two months of the quarter for the group of $2,473 per PGM ounce. Underlying PGM prices have remained strong in both March and April.
- An estimated net profit for the third quarter of between $70 and $75 million; actual net profit for the first two months of the quarter was $56.6 million on revenues of $153 million.

Production Overview
The quarter ended March 2008 was an operationally challenging but unusually profitable one for the Company.

Our management teams in both South Africa and Zimbabwe had to cope with significant electrical power shortages. Both countries experienced a number of new challenges, with reductions in power supply that ultimately impacted production at all of our mines. By the quarter end the power situation in Zimbabwe had stabilised and a new power supply contract with HCB is in preparation.

The third quarter is traditionally the lowest production quarter in the mining calendar of Aquarius, as the number of days 'lost' to public holidays (Christmas and New Year) is the highest of each operating quarter. Additionally, at Marikana, production at the open-pit was closed for 5 days by unusually high levels of rainfall in February and March. As previously announced, AQPSA took over the mining operations at Everest at the end of January. The Company has been able to transition to owner-operator at its Everest mine faster and more seamlessly than was expected, with output at revised targeted levels at the end of March.

At AQPSA a number of previously reported labour related issues also impacted mining performance, most notably at Everest and Marikana.

In Zimbabwe the political situation in the run up to the 29 March elections was calm. The economic environment, however, remains challenging, impacting both the price and availability of goods. The mine initiative to assist with provisioning of basics has been instrumental in keeping the workforce motivated and productive.

Estimated Production and Working Cost Statistics are set out below

Q3 2008	AQPSA			ASACS	MIMOSA
	Kroondal	Marikana	Everest	CTRP	Mimosa
	(100%)	(100%)	(100%)	(100%)	(100%)
Tons milled (kt)	1,581.4	425.7	428.7	63.4	399
Head grade (g/t)	2.56	2.78	2.99	4.59	3.60
Recovery (%)	76.9	63.4	75.5	24.8	75.7
4E ozs in concentrate	100,020	24,223	31,107	2,309	34,281
Cash cost (R/4E oz)	4,131	9,289	4,324	2,818	$362
Cash cost (R/6E oz)	3,386	7,664	3,524	1,909	NA

Aquarius Attributable Production

Total	Q3 2008	YTD
4E oz in concentrate	111,524	389,337

Production Outlook
Total production in the third quarter was approximately 15,000 to 20,000 PGM (4E) ounces below target for the reasons articulated above. It is anticipated that the fourth quarter should see an improvement in production at all operations. At Kroondal more output is expected from the K5 Shaft; at Marikana the new labour relationship brokered by AQPSA between the underground contractor and the workforce is due for implementation in April 2008; progress at Everest remains very encouraging and levels of 80 to 85% of

ultimate production rates should be achieved in the fourth quarter, and; at Mimosa the short-term commissioning problems should be resolved and with a large stockpile ahead of the plant the benefits of the Wedza Phase 5 expansion should start to materialise. Subject to the final regulatory approvals for the Platinum Mile transaction, some additional production from that operation will be added to group output.

Based on the production levels achieved to date, full year production is envisaged to be in the range 520,000 to 530,000 PGM ounces, a level comparable to the last financial year's production.

Profitability

The Company has not in the past given profit guidance as several factors that affect profits are beyond the control of the Company. It is however, appropriate to draw shareholders' attention to the very strong run up in the prices of platinum and rhodium in recent months.

Aquarius benefited from the exceptional commodity pricing environment and a higher proportion of rhodium in its production mix to achieve record 4E basket prices in the third quarter.

As reported the net profit for the Company for the half year to December 2007 was $106.6 million. Net profit for the first two months of the third quarter (January and February 2008) amounted to $56.6 million on revenues of $153 million, demonstrating the benefit of the current high price environment. Based on the production and cost data provided above, management estimates that the quarterly Net Profit for Q3 will be approximately $70 to $75 million.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 (0)8 9367 5211

In United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 (0)7887 920 530

RMB Morgan Stanley, Sole Book Runner
Chris Meyer
CEO
+27 11 282 8286

Morgan Stanley
Peter Bacchus
Managing Director
+44 (0)207 425 4669

Alastair Cochran
Managing Director
+44 (0)207 677 5039

This announcement has been issued by the Company and is the sole responsibility of the Company.

RMB Morgan Stanley, Morgan Stanley and Rand Merchant Bank are acting exclusively for the Company and no one else in connection with the placing. RMB Morgan Stanley, Morgan Stanley and Rand Merchant Bank will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for providing advice in relation to the placing or any other matter referred to in this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction.

This announcement is not for publication or distribution or release in the United States of America (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form part of an offer to sell or issue or solicitation of an offer to purchase or subscribe for securities in the United States, Australia, Canada, Japan or any other jurisdiction and should not be relied upon in connection with any decision to acquire the placing shares or any other Aquarius securities. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold or transferred within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of the placing shares is being made or will be made in the United States.

This announcement does not and is not intended to constitute an offer to the public in South Africa in terms of Chapter VI of the South African Companies Act, 1973 (as amended).

This announcement includes "forward-looking statements". All statements other than statements of historical fact included in this announcement, including, without limitation, those regarding Aquarius's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aquarius, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Aquarius's present and future business strategies and the environments in which Aquarius will operate in the future and such assumptions may or may not prove to be correct. There are a number of factors which could cause actual results, performance of Aquarius, or industry results to differ materially from those expressed or implied in forward looking statements. These forward-looking statements speak only as of the date of this announcement. Aquarius expressly disclaims any obligation (except as required by the rules of the UK Listing Authority and the London Stock Exchange or the rules of the ASX Limited or the JSE Limited) or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Aquarius's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada or Japan.

Rule 3.19A.2

Appendix 3Y

File # 82-5097

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	28/05/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The beneficial holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest.
Date of change	20 February 2008
No. of securities held prior to change	1,800,000
Class	Ordinary
Number acquired	N/A
Number disposed	235,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$16.67
No. of securities held after change	1,565,000

+ See chapter 19 for defined terms.

File # 82-5097

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y **File # 82-5097**

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aquarius Platinum Limited**
ABN/ARBN	**087 577 893**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Sibley
Date of last notice	28/05/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The beneficial holder is Sefton Park Ltd, a company in which Mr Sibley is a director and has a 50% equity interest.
Date of change	20 February 2008
No. of securities held prior to change	600,000
Class	Ordinary
Number acquired	N/A
Number disposed	235,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$16.67
No. of securities held after change	365,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

File # 82-5097

ASX, LSE & JSE

AQUARIUS
PLATINUM LIMITED



21 February 2008

Audit Confirmation Letter

Please find attached the audit confirmation letter that forms part of Appendix 4D as lodged with the ASX on 7th February 2008.

For further information please contact:

In Australia:

Willi Boehm
Aquarius Platinum
+61 (0) 8 9367 5211

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

ERNST & YOUNG

The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

File # 82-5097

Report on the Condensed Half-Year Financial Report of Aquarius Platinum Ltd

We have reviewed the accompanying 31 December 2007 financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, which comprises the condensed consolidated balance sheet as at 31 December 2007, and the condensed consolidated income statement, condensed consolidated statement of recognised income and expenses and condensed consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes, other information as set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration, but excludes the following sections:

- Results for Announcement to the Market
- Directors' Report

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with International Accounting Standards and the ASX Listing Rules as they relate to Appendix 4D. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with the International Standard on Auditing on review engagements ISRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report does not present fairly the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complies with International Accounting Standard 34 Interim Financial Reporting and the ASX Listing Rules as they relate to Appendix 4D. As the auditor of Aquarius Platinum Ltd and the entities it controlled during the half-year, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the international professional ethical pronouncements.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, does not:

(a) present fairly the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date;

(b) comply with International Accounting Standard 34 *Interim Financial Reporting*; and

(c) comply with the ASX Listing Rules as they relate to Appendix 4D.

Ernst & Young

V W Tidy
Partner
Perth
7 February 2008

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED

12 February 2008

Interim Dividend

Aquarius Platinum wish to advise the interim dividend of US 10 cents per share will be payable to shareholders on Thursday 20 March 2008 (previously Friday 21 March 2008). The Record Date remains unchanged as Friday 29 February 2008.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum
+61 (0) 8 0367 5211

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED

11 February 2008

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

AEGON UK plc has advised the Company that its notifiable interest in the Company is now 5.86%, representing 15,030,601 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

File # 82-5097

Appendix 4D

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2007

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/07	Six months ended 31/12/06

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	28 %	to	423,657
Profit from ordinary activities after tax attributable to members	up	25 %	to	106,646

Dividends	Amount per security	Franked amount per security
Interim dividend	10 ¢	- ¢

Record date for determining entitlements to the dividend	29 February 2008

Refer to the Half Yearly Results Announcement released in conjunction with this Appendix 4D to the market on 7th February 2008.

The amounts contained in this report have been rounded to the nearest $1,000 (where rounding is applicable).

File # 82-5097

Director's Report

Your directors submit their report for the half-year ended 31 December 2007.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley
Stuart A Murray
Sir William Purves
Kofi Morna
G Edward Haslam
Timothy Freshwater
David Dix
Zwelakhe Mankazana (Alternate to Kofi Morna)

Review and Results of Operations

Aquarius Platinum Limited (Aquarius) recorded an operating profit after tax for the six month period of US$106.6M, an increase of 25% over the previous corresponding period ("pcp").

The profit was achieved on a 28% increase in revenue from US$330.4 million to US$423.7 million. All mining operations returned increased profits for the six month period compared to the pcp. Mimosa was the only mine that reported a lower profit compared to the pcp. This was due to lower PGM sales caused by (i) adverse foreign exchange effects due to local currency depreciation and (ii) disruptions to production during the period and shipment delays which caused 25% of December's sales to be held over to January 2008.

Amortisation and depreciation were higher at $24.2 million from $18.8 million in line with the Group's capital development plans and also on account of amortising the increased rehabilitation liability at Marikana as reassessed in June 2007. Net finance income for the period of $3.3 million, comprised $12.2 million in interest income and $8.9 million in interest expense. Included in interest expense is a non-cash element of $3.0 million relating to the net present value adjustments to the Marikana and Kroondal rehabilitation provisions.

Operating Contribution	31/12/07	31/12/06	%+/-
PGM Ounces			
Attributable production	277,813	277,156	-
Profit US$'000			
Kroondal	89,598	77,140	16%
Marikana	15,788	14,179	11%
Everest	87,236	49,321	77%
Mimosa	31,073	41,381	(25%)
CTRP	3,205	1,739	84%
Other/Corporate	892	(4,776)	-
Net profit before tax	227,792	178,984	27%
Tax expense	(59,178)	(46,175)	28%
Net profit after tax	168,614	132,809	27%
Outside equity interest	(61,968)	(47,438)	31%
Net profit attributable to members	**106,646**	**85,371**	**25%**

The Directors have declared an interim dividend of 10 cents per share (2007: 4 cents per share) payable on 21 March 2008 to shareholders registered on 29 February 2008.

Regretfully, Aquarius recorded 5 fatalities during the half-year at its South African mines. Aquarius extends its deepest condolences to the family and friends of Mr Juan Paulo, Mr Tete Tlali, Mr Ernst Mower, Mr Tseliso Nthunya, and Mr Thabiso Chaka.

The US$ prices for platinum group metals showed healthy gains over the period, with the PGM basket price (platinum, palladium, rhodium and gold) in South Africa averaging $1,455 per PGM ounce across the operations, an increase of 26% compared to the previous corresponding period. The Zimbabwean basket price increased 13% to $1,074 for the half year to December 2007, although the significant fall of the nickel price, reduced Mimosa's revenue.

Aquarius' cash balances increased by $81 million during the half-year to $368.7 million at 31 December 2007. Group cash was impacted during the half year by repayment of minority shareholder loans ($55 million) and a capital reduction by Aquarius Platinum (SA) (Pty) Ltd of which the minorities share was $14 million.

The Zimbabwean Government's draft Bill proposing 51% indigenous ownership has not been enacted as the Parliament was adjourned without passing the proposed legislation. Parliament will resume sitting after the presidential, parliamentary and local government elections on 29 March 2008.

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

Date: 7th February 2008

Condensed consolidated income statement

(Half year ended 31 December 2007)

	31/12/07 $US'000	31/12/06 $US'000
Revenue	423,657	330,388
Cost of sales	(175,662)	(142,578)
Gross profit	**247,995**	**187,810**
Other income	595	386
Administrative and other costs	(3,822)	(3,574)
Foreign exchange gain/(loss)	(8,068)	1,684
Finance costs	(8,908)	(7,322)
Profit before income tax	**227,792**	**178,984**
Income tax expense	(59,178)	(46,175)
Net profit	**168,614**	**132,809**
Attributable to:		
Equity holders of Aquarius Platinum Limited	106,646	85,371
Minority interests	61,968	47,438
	168,614	**132,809**

Earnings per share (EPS)		
Basic EPS	41.58 cents	33.46 cents *
Diluted EPS	41.17 cents	33.28 cents *

* Adjusted for three for one share split approved by shareholders on 23 November 2007.

Condensed consolidated statement of recognised income and expenses

(Half year ended 31 December 2007)

	31/12/07 $US'000	31/12/06 $US'000
Foreign currency translation adjustments recognised directly in equity	9,460	5,404
Net profit for the period	168,614	132,809
Total recognised income and expenses	178,074	138,213
Attributable to:		
Equity holders of Aquarius Platinum Limited	111,754	88,100
Minority interests	66,320	50,113
Total recognised income and expenses	178,074	138,213

Condensed consolidated balance sheet

(As at 31 December 2007)

	As at 31/12/07 $US'000	As at 30/06/07 $US'000	As at 31/12/06 $US'000
Non-current assets			
Receivables	12,803	11,612	8,156
Available for sale investments	431	418	419
Property, plant and equipment	214,043	219,113	212,140
Mining assets	316,408	299,672	279,145
Total non-current assets	**543,685**	**530,815**	**499,860**
Current assets			
Cash	368,682	287,663	263,563
Trade and other receivables	107,282	100,573	71,245
Inventories	37,677	26,123	26,946
Other	910	-	660
Total current assets	**514,551**	**414,359**	**362,414**
Total assets	**1,058,236**	**945,174**	**862,274**
Non-current liabilities			
Payables	2,391	54,228	124,410
Interest bearing liabilities	33,731	31,272	34,843
Deferred tax liabilities	109,010	103,378	91,654
Provisions	72,205	69,026	41,159
Total non-current liabilities	**217,337**	**257,904**	**292,066**
Current liabilities			
Trade and other payables	45,651	44,715	37,978
Interest bearing liabilities	140	4,583	25
Current tax liabilities	21,715	4,851	9,840
Provisions	622	576	394
Total current liabilities	**68,128**	**54,725**	**48,237**
Total liabilities	**285,465**	**312,629**	**340,303**
NET ASSETS	**772,771**	**632,545**	**521,971**
Shareholders equity			
Issued capital	12,827	12,823	12,686
Share premium reserve	149,592	149,423	144,966
Equity benefits reserve	351	351	252
Equity reserve	(22,584)	(22,584)	10,564
Foreign currency translation reserve	3,907	(988)	(1,072)
Retained earnings	398,106	317,113	225,418
Equity attributable to members of Aquarius Platinum Limited	**542,199**	**456,138**	**392,814**
Minority interests	230,572	176,407	129,157
TOTAL EQUITY	**772,771**	**632,545**	**521,971**

Condensed consolidated statement of cash flows

(Half year ended 31 December 2007)

	31/12/07 $US'000	31/12/06 $US'000
Cash flows related to operating activities		
Receipts from customers	403,521	311,215
Payments to suppliers and employees	(165,148)	(131,008)
Interest received	12,202	8,437
Interest paid	(5,880)	(7,322)
Income taxes paid	(39,543)	(22,296)
Net operating cash flows	**205,152**	**159,026**
Cash flows related to investing activities		
Payment for mine development and property, plant and equipment	(22,996)	(22,919)
Payment for mine closure/rehabilitation costs	-	(2,570)
Redeemable deposit	(10,000)	-
Net investing cash flows	**(32,996)**	**(25,489)**
Cash flows related to financing activities		
Proceeds from issues of shares	173	1,288
Repayment of share-plan loans	-	313
Return of capital	(14,587)	-
Repayment of borrowings	(55,230)	(23,288)
Dividends paid	(25,653)	(15,208)
Net financing cash flows	**(95,297)**	**(36,895)**
Net increase in cash held	**76,859**	**96,642**
Cash at beginning of period	287,663	162,425
Net foreign exchange differences	4,160	4,496
Cash at end of period	**368,682**	**263,563**

BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Aquarius Platinum Limited as at 30 June 2007. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2007 in accordance with the group's continuous disclosure obligations.

a) **Basis of Accounting**

The half-year financial report is a general-purpose condensed financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments that have been measured at fair value.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

Where appropriate figures for the comparative period have been restated to make them comparable with the disclosures adopted for the half-year ended 31 December 2007.

b) **Changes in Accounting Policies**

Since 1 July 2007 the Group has adopted the following standards and interpretations, mandatory for annual period beginning on or after 1 July 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

- IFRS 7 *Financial Instruments: Disclosure*
- IAS 1 *Amendments- Presentation of Financial Statements*
- IFRIC 8 *Scope of IFRS 2*
- IFRIC 9 *Reassessment of embedded derivatives*
- IFRIC 10 *Interim Financial Reporting and Impairment*
- IFRIC 11 (IFRS2) *Group and Treasury Share Transactions*

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report.

Notes to the condensed consolidated income statement

	31/12/07 $US'000	31/12/06 $US'000
Revenue from ordinary activities		
Sales revenue	411,455	322,337
Interest revenue	12,202	8,051
Total revenue	423,657	330,388
Cost of sales		
Amortisation and depreciation	20,727	15,192
Amortisation of fair value uplift	3,512	3,756
Cost of production	149,886	121,605
Royalties	1,537	2,025
Total cost of sales	175,662	142,578

Details of individual and total dividends and dividend payments

Date the interim dividend is payable	21 March 2008
Record date to determine entitlements to the dividend	29 February 2008
Has the dividend been declared?	Yes

Interim dividends on all securities

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	-	- ¢	- ¢
	Previous period	25,653	30* ¢	- ¢
Interim dividend:	Current period	25,653	10 ¢	- ¢
	Previous period	10,152	12* ¢	- ¢

* Prior to three for one share split approved by shareholders 23 November 2007

The proposed interim dividend for the current period of 10 cents per share has not been provided for in the Balance Sheet in accordance with International Financial Reporting Standards. The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/07 $US'000	31/12/06 $US'000
Net Profit:	168,614	132,809
Adjustments:		
Net profit attributable to outside equity interest	(61,968)	(47,438)
Earnings used in calculating basic and diluted earnings per share	**106,646**	**85,371**

	Current period Number of Shares	Previous corresponding period Number of Shares *
Weighted average number of ordinary shares used in calculating basic earnings per share	256,513,648	255,129,218
Effect of dilutive securities:		
Share options	2,518,327	1,357,141
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**259,031,975**	**256,486,359**

* Adjusted for three for one share split approved by shareholders on 23 November 2007.

Details of associates and joint venture entities

The Group has an interest (that is material to it) in the following entity:

Name of entity	Percentage of ownership interest held at end of period		Contribution to net profit	
	31/12/07	**31/12/06**	**31/12/07 $US'000**	**31/12/06 $US'000**
Mimosa Investments Limited	50%	50%	25,908	33,975
Total			**25,908**	**33,975**

Group's share of joint venture:	**31/12/07 $US'000**	**31/12/06 $US'000**
Profit from ordinary activities before tax	31,044	41,476
Income tax on ordinary activities	(5,136)	(7,501)
Profit from ordinary activities after tax	25,908	33,975
Adjustments	-	-
Share of net profit of joint venture entities	**25,908**	**33,975**

Subsequent Events

Dividend

On 5 February 2008 a dividend of 10 cents per ordinary share was declared. The record date to determine entitlement to the dividend is 29 February 2008 and the dividend will be paid on 21 March 2008.

Acquisition of 50% Interest in Platinum Mile Resources (Pty) Ltd

Aquarius Platinum Limited has announced today that it has entered into a binding agreement for the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd (Platinum Mile). The shareholding will be acquired from a consortium of private investors and Mvelaphanda Holdings (Pty) Ltd.

Platinum Mile operates a tailings re-treatment facility which is located in Rustenburg, North West Province. It is situated within Rustenberg Platinum Mine's lease area, adjacent to Aquarius' Kroondal operation.

The Platinum Mile plant currently produces approximately 20,000 ounces of PGMs (4E) per annum and production ramp-up plans and technological innovations should see the production from the operation increase to above 35,000 ounces of PGMs (4E) per annum.

The consideration payable to the shareholders of Platinum Mile for 50% of the issued share capital amounts to R420 million. The payment comprises of R210 million in cash and R210 million in Aquarius Platinum shares, issued on the South African register, at a fixed price of R78.33 (~ January 2008 VWAP).

More information will be provided to shareholders following conclusion of this transaction.

Contingency : Moolman Mining Dispute

AQPSA has received a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded. The response has not changed AQPSA's view of the merits of the matter in any respect.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable.

All pleadings in the matter are now closed and the legal teams will be meeting in the near future to discuss a timetable and procedural issues for the hearing of the matter.

Segment reporting

The economic entity operates in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

31 December 2007 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	2,259	368,057	135	53,206	-	423,657
Intersegment revenues	9,710	-	311	-	(10,021)	-
Segment revenue	11,969	368,057	446	53,206	(10,021)	423,657
Segment result	2,927	192,822	-	31,045	998	227,792
Income tax expense						(59,178)
Profit after tax						168,614
Minority interest						(61,968)
Net profit						106,646
Segment assets	204,974	685,490	4,326	163,446	-	1,058,236
Segment liabilities	19,703	255,369	666	9,727	-	285,465

31 December 2006 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	228	271,844	745	57,571	-	330,388
Intersegment revenues	746	-	250	-	(996)	-
Segment revenue	974	271,844	995	57,571	(996)	330,388
Segment result	(889)	137,293	48	41,476	1,055	178,983
Income tax expense						(46,174)
Profit after tax						132,809
Minority interest						(47,438)
Net profit						85,371
Segment assets	72,333	645,361	24,513	120,067	-	862,274
Segment liabilities	21,846	304,797	538	13,122	-	340,303

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	256,534,266	256,534,266		
Changes during current period:				
Increases through issues	-	-	-	-
Increases through option conversions	78,963	-	£1.11	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted employee options each convertible for one ordinary share				
Employee options	280,002	-	£1.11	21/11/13
	1,465,440	-	£0.85	11/06/11
	419,730	-	£0.85	11/06/11
	653,781	-	£0.97	02/11/11
	240,108	-	£2.34	02/08/12
Changes during current period:				
Issued during current period				
- Employee options				
Exercised during current period	78,963	-	£1.11	-
Expired during current period	157,932	-	£1.11	-

Share Split

On 23 November 2007 shareholders approved a 3 for 1 split of the Company's ordinary shares.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

    i) give a true and fair view of the financial position as at 31 December 2007 and the performance of the consolidated entity for the half-year ended on that date; and

    ii) comply with International Accounting Standard IAS 34; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas Sibley
Chairman

Date: 7th February 2008

AQUARIUS PLATINUM LIMITED

File # 82-5097

AQUARIUS PLATINUM
Half Year Financial Results (December 2007)

Highlights of the half year

- Net Profit up 25% to $106.6 million (US 41.6 cents per share)
- Production stable at 277,813 PGM ounces attributable
- Interim dividend up 150% to US 10 cents per share

Operational

- Kroondal margins stable despite increased development and K5 ramp-up
- Increased production at Marikana as underground operations ramp-up
- Continued ramp-up at Everest lifts production and profit margins
- Mimosa Phase V expansion near completion

Financial

- Average basket prices increased 24% to $1,502 per PGM ounce
- Revenues up 28% to $423.7 million
- Net profit up 25% to $106.6 million (US 41.6 cents per share)
- Consolidated cash balances at period end $368.7 million, up $81 million since June 2007

Strategic

- Binding offer for the acquisition of a 50% interest in Platinum Mile Resources (Pty) Limited accepted
- Wedza Phase V expansion 85% complete, commissioning on 4 March 2008
- Three-for-one share split completed

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, *"In the face of a difficult six months from an operational point of view, I am pleased to be reporting results with a 25% increase in net profits and a solid increase in our interim dividend.*

The operating environment has been troubled by safety issues and poor industrial relations management by certain of our contractors, whilst power issues in both Zimbabwe and South Africa have reared their head to a greater degree. Equipment failure issues at Kroondal and Mimosa were also a negative feature of the half year.

Despite these problems, production was maintained on a period on period basis and coupled with rising metals prices, the groups profitability has risen most satisfactorily.

The coming half year will be most challenging (as already reported to shareholders), although the ongoing rise in prices will ameliorate this impact. Until the power situation in both South Africa and Zimbabwe settles, it is rather difficult to predict where the year's full production will end up.

On a brighter note, I am pleased to report, the announcement, following our recent Board meeting, of the acquisition of a 50% interest in Platinum Mile Resources, a tailings retreatment operation, already in production. Following completion of documentation, the meeting of conditions precedent and regulatory approvals, we are pleased to welcome Mvelaphanda Holdings as a shareholder and both parties are committed to exploring further opportunities in the field of platinum group metal production from tailings."

Financial results: Half Year to 31 December 2007

Aquarius Platinum Limited announces consolidated earnings for the half year to 31 December 2007 of $106.6 million (US 41.6 cents per share), up 25% on the previous corresponding six month period to December 2006.

Revenues from ordinary activities for the period rose 28% to $423.7 million (comprising sales revenue of $411.5 million and interest and other income of $12.2 million) up from $330.4 million (sales revenue $322.3 million and interest and other income of $8.0 million) in the previous corresponding period. The increase in revenue was driven largely by higher PGM basket prices. PGM basket prices increased an average 24% for the group: 25% in South Africa and 13% in Zimbabwe. Strong base metal prices boosted earnings in Zimbabwe (with nickel up 39% and copper up 2%) contributing approximately 35% of revenue at Mimosa.

Total on mine PGM production for the period decreased 2% to 460,067 PGM ounces, however, production attributable to Aquarius increased a quarter of a percent (0.25%) to 277,813 PGM ounces due to the increased contribution from Everest. The total cost of production was $175.6 million, up 23%, in part due to a weaker US Dollar.

Amortisation and depreciation at $24.2 million (December 2006: $18.8 million) was higher in-line with the expansion program at AQPSA and also the increased rehabilitation provisions at Kroondal and Marikana being amortised. Net finance income for the period of $3.3 million, comprised $12.2 million of interest income and $8.9 million in interest expense.

The Directors have declared an interim dividend of US 10 cents per share (2006: US 4 cents per share) payable on 21 March 2008 to shareholders registered on 29 February 2008.

The cash balance at 31 December 2007 was $368.7 million.

Group Financials by Operation

$ million	Kroondal	Marikana	Everest	Mimosa	CTRP	Corporate	Total
PGM ounces (4E) (attributable)	104,017	36,472	95,560	39,016	2,748	-	277,813
Revenue	158.4	53.9	144.4	53.2	4.2	9.6	423.7
Cost of sales	(64.0)	(36.6)	(55.4)	(18.0)	(1.6)	(0.1)	(175.7)
Gross profit	94.4	17.3	89.0	35.2	2.6	9.5	248.0
Other Income					0.4	0.2	0.6
Corporate admin & other costs	-	-	-	(0.1)	-	(3.7)	(3.8)
Foreign currency gain/(loss)	(4.8)	(1.5)	(1.8)	(4.0)	0.2	3.8	(8.1)
Finance charges	-	-	-	-	-	(8.9)	(8.9)
Profit/(loss) before tax	89.6	15.8	87.2	31.1	3.2	0.9	227.8
Tax Expense	-	-	-	-	-	(59.2)	(59.2)
Profit/(loss) after tax	89.6	15.8	87.2	31.1	3.2	(58.3)	168.6
Minority interest	-	-	-	-	-	(62.0)	(62.0)
Profit/(loss) after minority interest	89.6	15.8	87.2	31.1	3.2	(120.3)	106.6

Group Cash Costs & Amortisation

	Kroondal	Marikana	Everest	Mimosa	CTRP	Average	Total
Cash Costs (Rand per PGM ounce)	3,720	5,742	3,493	2,993*	1,983	3,770	-
Cash Costs ($ per PGM ounce)	536	828	504	414	286	544	-
Amortisation & Depreciation ($m)	8.3	6.4	7.4	2.0	0.1	-	24.2

**Mimosa costs are accounted for in US Dollars. For the purposes of this table, they have been translated into Rand at an exchange rate of USD1=ZAR6.93*

Aquarius Half Year Group Attributable Production


300,000
250,000
200,000
150,000
100,000
50,000

Production

Total on mine PGM production for the period decreased 2% to 460,068 PGM ounces, however, production attributable to Aquarius increased a quarter of a percent (0.25%) to 277,813 PGM ounces due to the increased contribution from Everest.

At the start of the financial year, the Group was targeting annual production of 600,000 PGM ounces in FY2008, an increase of 13% on last year's record production. However, as already notified to shareholders (visit www.aquariusplatinum.com), the Group has suffered production losses since the start of the fiscal year as a result of industrial relations, safety related issues and power outages. In common with the rest of the industry, Aquarius faces ongoing issues with power supply in both South Africa and Zimbabwe. In view of the ongoing work to identify power savings, and the continuing production issues at the Everest Mine, new production guidance is difficult.

Production by Mine and Attributable to Aquarius

PGMs (4E)	Mine		Attributable to Aquarius	
	Half Year ended Dec 2006	Half Year ended Dec 2007	Half Year ended Dec 2006	Half Year ended Dec 2007
Kroondal	238,902	208,035	119,451	104,017
Marikana	69,941	72,944	34,970	36,472
Everest	82,908	95,560	82,908	95,560
Mimosa	76,078	78,032	38,039	39,016
CTRP	3,576	5,496	1,788	2,748
Total	**471,405**	**460,067**	**277,156**	**277,813**

Foreign Exchange

The Rand strengthened marginally over the 6 months to December 2007, averaging 6.93 and closing at 6.81, though subsequently weakening into 2008. For the previous corresponding period to December 2006 the Rand averaged 7.23, strengthening from 7.10 at the start of the period to 7.01 at the end of the period.

Rand Dollar Exchange Rate


8.00
7.50
7.00
6.50
6.00
5.50
5.00
Jan 2007
Apr 2007
Jul 2007
Oct 2007
Jan 2008

Platinum Group Metal Prices

The PGMs reported strong price increases over the first half of the financial year, with platinum closing 20% higher at $1,530 per ounce, rhodium 10% higher at $6,850, gold increasing 28% to $837 per ounce, although palladium was flat at $364 per ounce. Platinum and rhodium prices continued to benefit from heightened concerns over supply constraints in South Africa. Furthermore, gold benefited from the weak US dollar and the flight to precious metals as an alternative asset class in the face of recessionary concerns. As we have moved into 2008, all the PGMs have risen materially from their year-end price levels, as power disruptions in South Africa and Zimbabwe have increased the likelihood of supply shortfalls.

Individual PGM Prices Dec 2006 – 2007
(Dollar and Rand per PGM ounce)


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan-07
Apr-07
Jul-07
Oct-07
Platinum
Palladium
Gold
Rhodium (right axis)

PGM Basket Prices Dec 2006 – 2007
(Dollar and Rand per PGM ounce)


1,800
1,500
1,200
900
600
300
0
Dec-06
Mar-07
Jul-07
Oct-07

PGM basket prices for the Group reached record levels over the first half of the financial year. At our South African operations, the four element basket price broke through R10,000 per ounce, averaging R10,894 per ounce, equal to $1,572 per ounce. In Zimbabwe, the average achieved basket price for the first half of the financial year averaged $1,074 per ounce. This resulted in a group basket price equivalent of $1,502 per PGM ounce or R10,409* per PGM ounce. The nickel price, however, fell significantly to close $13.41/lb. This impacted on revenue at the Mimosa mine where nickel is a significant by-product.

**Mimosa basket prices are accounted for in US Dollars. For the purposes of this calculation they have been translated into Rand at an exchange rate of USD1=ZAR6.9*

Financials

Aquarius Platinum Limited
Consolidated Income Statement
For the Half Year ended 31 December 2007
$'000

	Note:	Half Year Ended 31/12/07	Half Year Ended 31/12/06	Year Ended 30/6/07
Production: (attributable PGM ounces)		**277,183**	**277,156**	**530,726**
Revenue	*(i)*	423,657	330,388	709,184
Cost of sales (including D&A)	*(ii)*	(175,662)	(142,578)	(300,833)
Gross profit		**247,995**	**187,810**	**408,351**
Other income		595	386	1,618
Corporate Admin & other costs	*(iii)*	(3,822)	(3,574)	(8,952)
Finance costs	*(iv)*	(8,908)	(7,322)	(15,218)
Foreign exchange gains/(losses)	*(v)*	(8,068)	1,684	(1,341)
Profit before tax		**227,792**	**178,984**	**384,458**
Income tax expense	*(vi)*	(59,178)	(46,175)	(90,861)
Profit after tax		**168,614**	**132,809**	**293,597**
Minority interest	*vii)*	(61,968)	(47,438)	(106,374)
Net profit		**106,646**	**85,371**	**187,223**
Earnings per share (basic - cents)	*(viii)*	41.58	33.46	72.84

Notes on the Consolidated Income Statement

(i) Sales revenue increase reflects higher PGM basket price achieved
(ii) Increase in cost of sales reflects impact of inflation, on mine cash cost increases and higher amortisation charges
(iii) Relates to administration costs of the Aquarius Group
(iv) Increase in finance costs reflects increased pipeline finance on higher metal prices and increase in the unwinding of the interest on the rehabilitation provisions.
(v) Reflects effects of adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline ($7.7 million) and revaluation of net monetary assets including impact of depreciating Zimbabwean Dollar ($0.4million)
(vi) Income tax expense for the period for AQPSA and Mimosa
(vii) Minority interests reflect 46% outside equity interest of the Savannah Consortium (SavCon) and Impala Platinum Holdings Limited (Implats) in AQPSA.
(viii) Earnings per share is calculated on the post share split (3:1) as approved by shareholders in November 2007.

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Half year ended 31 December 2007
$'000

	Note:	Half year ended 31/12/07	Half year ended 31/12/06	Year ended 30/06/07
Net operating cash inflow	(i)	205,152	159,026	164,214
Net investing cash outflow	(ii)	(32,996)	(25,489)	(68,201)
Net financing cash outflow	(iii)	(95,297)	(36,895)	(69,649)
Net increase in cash held		**76,859**	**96,642**	**26,364**
Opening cash balance		287,663	162,425	263,563
Exchange rate movement on cash	(iv)	4,160	4,496	(2,264)
Closing cash balance		**368,682**	**263,563**	**287,663**

Notes on the Consolidated Cash Flow Statement

(i) Net operating cash flow includes $238 million inflow from operations, income tax paid $40 million and $6 million net finance income
(ii) Reflects payments for mine development and development costs
(iii) Reflects repayments of shareholder loans and share premium account (AQPSA level) $69 million, and payment of dividends of $25 million
(iv) Reflects movement of Rand against the US dollar

Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 December 2007
$'000

	Note:	Half year ended 31/12/07	Half year ended 31/12/06	Year ended 30/06/07
Assets				
Cash assets		368,682	263,563	287,663
Current receivables	(i)	107,282	71,245	100,573
Other current assets	(ii)	38,591	27,610	26,127
Property, plant and equipment	(iii)	214,043	212,140	207,360
Mining assets	(iv)	316,408	279,145	311,425
Other non-current assets	(v)	13,230	8,571	12,026
Total assets		**1,058,236**	**862,274**	**945,174**
Liabilities				
Current liabilities	(vi)	68,128	48,237	50,676
Non-current payables	(vii)	2,391	124,410	54,228
Non-current interest-bearing liabilities	(viii)	33,731	34,843	35,321
Other non-current liabilities	(ix)	181,215	132,813	172,404
Total Liabilities		**285,465**	**340,303**	**312,629**
Net assets/(liabilities)		**772,771**	**521,971**	**632,545**
Equity				
Parent entity interest		542,199	392,814	456,138
Minority interest		230,572	129,157	176,407
Total Equity		**772,771**	**521,971**	**632,545**

Notes on the Consolidated Balance Sheet

i. Reflects debtors receivable on PGM concentrate sales.
ii. Reflects PGM concentrate inventory.
iii. Represents fixed assets within the Group.
iv. Increase in mining assets reflects Kroondal, Marikana, Mimosa and Everest mining assets.
v. Includes tax payable ($22 million) and creditors ($46 million).
vi. Includes recoverable portion of rehabilitation provision from Anglo Platinum ($12.8 million), investments in unlisted entities ($0.4 million)
vii. Reflects Angloplats right of recovery of rehabilitation provisions. Decrease in non-current payables from pcp reflects repayment of shareholder loans since June 2007 of $54 million.
viii. Includes interest bearing debt payable to RMB ($27 million), embedded lease re: Everest Mine $8 million.
ix. Reflects deferred tax liabilities $109 million, provision for closure costs $72 million.

OPERATIONS
AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 54%)
P&SA1 at Kroondal

Safety

The 12-month rolling average DIIR improved to 0.44 during the half year.

Regrettably a fatality occurred on 6 July 2007 at East Shaft, in which Mr Ernst Mower, a hydraulic fitter was electrocuted as a result of inter alia not following standard lock-out procedures. Further, on 21 November 2007 at Central Shaft. Mr Johannes Tseliso Nthunya, an underground load haul dumper operator, employed by contractor Murray and Roberts Cementation was fatally injured following a fall of ground accident. The mine was voluntarily shut down for 5 days for retraining of the underground workforce.

Mining

- Significant primary development continues to improve face-availability and mining flexibility
- Underground tonnages increases marginally to 3.2 million and open pit tonnages declined in line with plan to 133,000.
- Head-grade averaged 2.68 g/t for the first half, down 6% compared to the first half 2007

Processing

- Plant processed 3,152,000 tonnes, 6% lower that the first half 2007 largely due to smaller contribution from open-pit mining
- Concentrator recoveries steady at 77%
- Production down 13% compared to 208,035 PGM ounces

Revenue

The PGM basket price for the half was good at $1,586 per PGM ounce. Despite lower production, higher commodity prices lifted revenue to R2.1 billion (Aquarius share: R1.1 billion). The on-mine cash margin for the half year to December 2006 was steady at 64% compared with the first half to December 2006.

Operations

Production for the first six months decreased 13% compared with the first half 2006, totaling 3.3 million tons: 3,196,000 tons from underground operations and 133,000 tons from open pit operations.
Production was adversely affected by 9-day shut down of the K2 mill to repair both of the mill girth gears, the voluntary shut down of the mine following the fall of ground fatality, Eskom power outages and a one day national NUM strike. It is estimated that this reduced production by 7,000 PGM ounces (Aquarius share: 3,500 PGM ounces). Furthermore, the direction of the K5 declines had to be changed due to adverse geological anomalies, which negatively affected production.

Primary development increased by 8.1% over the period to a total 7,558 metres.

At the end of period, the stockpile had increased to 123,000 tons in preparation for the Christmas close and to mitigate the Q3 holiday impact.

Tons processed decreased 6% to 3.152 million tons. The plant head grade fell to 2.68g/t. for the first half due to mining width and dilution of ore whilst negotiating faults. PGM production decreased by 13% to 208,035 PGM ounces for the half year (Aquarius attributable: 104,017 PGM ounces).

Operating Cash Costs

Cash costs for the first half increased to R245 per ROM ton and $536 per PGM ounce.

Kroondal: Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 3,720 per PGM ounce	R 3,063 per PGE ounce	R 2,920 per PGE ounce

Kroondal Operating Cash Costs Reconciliation

Rand per PGM ounce (4E)	1H (Dec 2007)	1H (Dec 2006)	Variance
Cash costs	3,720	2,866	+30%
Ledging and primary development costs	(627)	(395)	+59%
Secondary development costs	(143)	(49)	+192%
Engineering infrastructure costs	(196)	(236)	-17%
Cash cost after adjustments	2,754	2,186	+26%

P&SA2 at Marikana

Safety

The 12-month rolling average DIIR for the half year improved to 0.33 compared with 0.43 in the previous corresponding period.

Regrettably, a fatality occurred on 11 December 2007 at One Shaft when Mr. Thabiso Chaka, an underground load haul dumper operator, employed by mining contractor Murray and Roberts Cementation, was fatally injured following a load haul dumper accident. The DME, together with AQPSA Management has conducted an inquiry into the accident.

Mining

- Underground production ramp-up progressing well, totaling 558,000 tons for the period
- Open pit production reduced in line with plan to 630,000 tons
- Head grade decreased to 3.02 g/t due to changes in geology, notably the opencast reef intersecting areas of excessive internal waste.

Processing

- Record 1,180,000 tons processed during the quarter, a 19% increase compared to the first half 2007
- Recoveries fell to 64%, though increasing in the second quarter compared to the first quarter
- 72,944 PGM ounces produced (Aquarius attributable 36,472 PGM ounces), a 4% increase compared to the first half 2007

Revenue

The PGM basket price for the half year increased 22% period on period to $1,559 per PGM ounce. Revenues increased nearly 28% to R744 million from R580 million in the previous corresponding period. The gross margin for the first half was 44%, down from 46% in the previous corresponding period as a result of increased production costs.

Operations

Total production for the first six months increased to 1,187,000 million tons, made up of 558,000 underground tons and 630,000 open pit tons.

Production was adversely affected by industrial action of the underground contractor's (Murray & Roberts Cementation) employees. Due to an ongoing dispute over bonus payouts the workforce embarked on a slow strike which culminated in a seven day unprotected industrial action towards the end of the period. The workforce further participated in a one day national stay away. The estimated production loss as a result of the above was 3,000 PGM ounces. (Aquarius share: 1,500 PGM oz).

The surface stockpile (predominantly comprising oxidised material) decreased to 172,000 tons at the end of the period.

During the first six months, a total of 1,180,000 tons were processed, a 19% increase period on period.

The plant head grade averaged 3.02g/t for the first six months. Plant recoveries fell 8% to 64%, resulting in production of 72,944 PGM ounces, up 4% compared to the first six months to 2007.

Operating Cash Costs

Cash costs averaged R355 per ROM ton for the period. Cash costs per PGM ounce increased by 30% to R5,742 compared to the first six months to 2007. Cash costs in the second quarter, however, showed some improvement, reducing 18% to R5,203 per PGM ounce compared to the first quarter

Marikana: Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R5,742 per PGM ounce	R4,765 per PGE ounce	R 4,533 per PGE ounce

Contractor dispute with Moolman Mining

AQPSA has received a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded. The response has not changed AQPSA's view of the merits of the matter in any respect.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable.

All pleadings in the matter are now closed and the legal teams will be meeting in the near future to discuss a time table and procedural issues for the hearing of the matter.

Everest Platinum Mine

Safety

The 12 month rolling average DIIR for the half year improved to 0.84 compared with 0.52 in the previous corresponding period.

Regrettably two fatalities occurred during the quarter. On Tuesday 23 October, Mr. Juao Jose Paulo, an Utility Vehicle Driver employed by the mining contractor, Shaft Sinkers Mining Ltd, was fatally injured in an accident resulting from being trapped between two vehicles on surface. On Saturday 24 November, Mr. Tete Tlali, a Rockdrill Operator employed by the mining contractor, Shaft Sinkers Mining Ltd, died following a fall of ground accident. The DME, together with AQPSA Management has conducted inquiries into both the accidents. The results of the enquiries are still pending.

Mining

- The continuing ramp-up in underground ramp operations resulted in a 43% increase in production to 1,159,000 tons
- Opencast production fell in line with plan to 135,000 tons
- Head grade increased to 2.97 g/t

Processing

- Total 1,266,000 tons processed
- Significant improvement in recoveries to 79% reflecting increased underground to open pit production blend
- Production ramps up to 95,560 PGM ounces

Revenue

The PGM basket price increased by 31% to $1,553 per PGM ounce compared to the previous corresponding period. The strong increase in prices, combined with significantly higher volumes as the operation continues to ramp up resulted in revenues increasing 53% to of R995 million. The cash margin increased to 66%.

Operations

Operational ramp-up continued with opencast and underground producing a total 1,294,000 tons. Through the period, the production of underground to open pit ore shifted firmly in favour of the higher quality underground ore.

Underground production was affected by voluntary stoppages due to the fatal accidents, a two day unprotected work stoppage and a national one day protected stay-away. 2,000 PGM ounces were lost (Aquarius share: 2,000 PGM ounces), due to the voluntary closure of the mine as a result of the fatal accident on 24 November 2007. Complex geological ground conditions requiring additional support also adversely affected production on the northern side of the mine.

Concentrator throughput was 1,266,000 tons milled for the period. At the end of the period, the surface stockpile totalled 44,000 tons.

Metallurgical recoveries improved to 79% for the first six months compared with 72% in the previous corresponding period, reflecting the larger underground contribution in the feed blend.

Production for the first six months totalled 95,560 PGM ounces.

Operating Cash Costs

Cash costs for the period increased to R264 per ROM ton milled, Consequently, cash costs per PGM ounce for the period increased by 8% to 3,493 per PGM ounce. Encouragingly, cash costs for the second quarter decreased by 4% to R3,417 compared to the first quarter.

Everest Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R 3,493* per PGM ounce	R 2,837 per PGE ounce	R 2,651 per PGE ounce

**Included in the cash cost is R164 per PGM ounce due to IFRIC-4 (determining whether an arrangement contains a lease).*

Mimosa Mine (Aquarius 50%)

Safety

The 12-month rolling average DIIR improved to 0.11 for the period.

Mining

- Wedza Phase V Expansion Project 85% completed
- Underground production increased to 971,000 tons
- The surface stockpile increased by 36% to 418,000 tons at the end of the period

Processing

- Tons processed increased 7% to 896,000 tons despite plant shutdowns
- Average concentrator plant recoveries fell to 76%
- Total mine production increased 3% to 78,032 (Aquarius attributable: 39,016 PGM ounces)

Revenue

The PGM basket price for the period averaged $1,074 per PGM ounce, a 13% increase compared to the first six months in the previous financial year. The nickel price over the period averaged 39% higher at $15.66 per pound and copper 2% higher at $3.46 per pound compared to the previous corresponding period. Base metals contributed approximately 35% of gross revenue. Sales revenue for the period was $107.3 million (Aquarius attributable: 50%), a 17% increase compared to the previous corresponding period. The cash margin was steady at 71%. In mid-December logistical problems with the movement of concentrate tons to South Africa resulted in 1,300 tons of concentrate with an approximate sales value of $6.0 million (US Dollars) being in transit at cut-off date. This revenue will therefore be apportioned to the third quarter and second half of the 2008 financial year.

Revenue in the second quarter was affected by a negative sales adjustment of $6 million as a result of the falling nickel price on the pipeline.

Operations

During the period mining operations hoisted 971,000 tons compared with 935,000 tons in the previous corresponding period. Tons milled during the quarter totalled 895,000 tons, with the surface stockpile at the end of the period 418,000 tons.

The average plant head grade for the period fell slightly to 3.57 g/t. The decline was attributable to low blasted grades in the month of October as a result of the effects of reduced mining width and dilution of ore whilst negotiating faults. Stringent controls on the mining width, optimisation of the mined slice and control of secondary blasting of oversize material have resulted in improvements in the feed grades.

Recoveries for the period were steady at 76.1%. Despite experiencing temporary plant shutdowns, due to power supply issues production for the period increased 3% to 78,032 PGM ounces (Aquarius attributable: 39,016 PGM ounces.

Operating Cash Costs

Cash costs for the period remained steady at $36 per ROM ton and increased by 5% to $414 per PGM ounce compares to the previous corresponding period. It should be noted, however, that cash costs for the second quarter decreased by 10% compared to the first quarter to $392 per PGM ounce. This was mainly due to high production throughput and mine wide stringent cost control measures during the second quarter.

Net of by-products, however, cash costs fell five-fold to -$110 per PGM ounce, a significant windfall, primarily due to the prevailing nickel prices.

Mimosa Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Mimosa	$414 per PGM ounce	$394 per PGE ounce	($110) per PGE ounce

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety
The DIIR is zero. No lost-time accidents have occurred since the project commenced.

Processing
- Feed processed doubles to 141,000 tons
- Average recoveries for the period at 26%
- 5,496 PGM ounces produced (Aquarius attributable: 2,748 PGM ounces) a 54% increase compared with the previous corresponding period

Revenue
The PGM basket price for the period increased 17% to $1,874 per PGM ounce. The CTRP enjoys a high rhodium content hence the higher basket prices achieved. Higher volumes and the strong basket price resulted in revenues increasing 61% to R56 million (Aquarius attributable: 50%, and the cash margin widening from 78% to 81% compared to the previous corresponding period.

Operations
Feed increased from 70,000 to 141,000 tons. During the half year, a mill was installed ahead of the flotation plant resulting in an improved performance. The head grade over the first half averaged 4.8 g/t and recoveries at 26%. This resulted in production increasing by 54% to 5,496 PGM ounces produced (Aquarius attributable: 2,748 PGM ounces) compared with the previous corresponding period

Operating Costs
Cash costs decreased by 9% to R1,983 per PGM ounce due to higher volumes and the improved grade.

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products
CTRP	R 1,983 per PGM ounce	R 1,388 per PGE ounce	R 1,309 per PGE ounce

CORPORATE MATTERS

Share Split Completed

On 5 December 2007, the shareholders of the Company at general meeting approved the subdivision of the issued capital of the Company on the basis that every one (1) fully paid common share be subdivided into three (3) fully paid common shares and that options on issue be adjusted in accordance with the Australian Stock Exchange Listing Rules, Aquarius

Following the share split there are 256,534,266 shares in issue and 3,059,061 unlisted options.

The new ISIN for shares on the Australian Securities Exchange, The London Stock Exchange and the JSE Limited is BMG0440M1284 and for the ADRs remains US03840M2089.

Bakgaga

Following the intersection of rock types resembling Merensky Reef (awaiting confirmatory assay) as reported in the first quarter, a complete geological review of the 2D seismic data relating to the relevant farms has been completed. The results of the drill hole data, coupled with two dimensional seismic interpretation are encouraging as to the presence of Merensky and UG2 reefs on the property.

It is proposed that ACS will now commit an amount of R13 million over the next two years to continue with further geological work, including completing of an aeromagnetic survey and drilling of up to five holes on the properties.

Post Period Event

Acquisition of 50% Interest in Platinum Mile Resources (Pty) Ltd

Aquarius Platinum announces that it has entered into a binding agreement for the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd. The shareholding will be acquired from a consortium of private investors and Mvelaphanda Holdings (Pty) Ltd.

Platinum Mile operates a tailings re-treatment facility which is located in Rustenburg, North West Province. It is situated within RPM's Lease Area, adjacent to Kroondal.

The plant processes certain RPM mine tailings. The concentrates produced by Platinum Mile are combined and sold to RPM and RPM enjoys a profit share arrangement with Platinum Mile. The Platinum Mile plant currently produces approximately 20,000 ounces of PGM (4E) per annum and production ramp-up plans and technological innovations should see the production from the operation increase to above 35,000 ounces of PGM (4E) per annum. It is the strategic intent of the parties to grow the business and the parties will explore current in-house opportunities as well the acquisition of similar operations within the industry.

The consideration payable to the shareholders of Platinum Mile for 50% of the issued share capital amounts to R420 million. The payment comprises of R210 million in cash and R210 million in Aquarius Platinum shares, issued on the South African register, at a fixed price of R78.33 (≈ January 2008 VWAP).

Following completion of the transaction documentation, completion of conditions precedent and regulatory approvals, Aquarius and Mvelaphanda Holdings will have joint control of Platinum Mile. The company will become, where practicable, the exclusive vehicle for the development and operation of all tailings re-treatment opportunities identified by, or available to, the parties.

More information will be provided to shareholders following conclusion of this transaction, which is expected by the end of May 2008

More information on all the corporate matters can be found at www.aquariusplatinum.com

Statistics		Kroondal P&SA1		Marikana P&SA2		Everest		Mimosa		CTRP	
	Unit	6 months Dec 2007	6 months Dec 2006	6 months Dec 2007	6 months Dec 2006	6 months Dec 2007	6 months Dec 2006	6 months Dec 2007	6 months Dec 2006	6 months Dec 2007	6 months Dec 2006
Safety											
DIIR	Rate/200,000 man hrs	0.44	0.93	0.33	0.43	0.84	0.52	0.11	0.47	0	0
Revenue											
Gross revenue	Millions	2,138	1,917	744	580	995	652	107.3	91	56	35
PGM basket Price	$/oz	1,586	1,299	1,559	1,276	1,553	1,188	1,074	949	1,874	1,606
Gross cash margin	%	64	64	44	47	66	59	71	72	81	78
Nickel Price	$/lb	13.47	14.11	13.47	14.11	13.47	14.11	15.66	11.27	13.47	14.11
Copper Price	$/lb	3.38	3.35	3.38	3.35	3.38	3.35	3.46	3.40	3.38	3.35
Ave R/$ rate		6.93	7.23	6.93	7.23	6.93	7.23	-	-	6.93	7.23
Cash Costs (On Mine)											
Per ROM ton	R/ton	245	204	355	312	264	212	-	-	77	111
	$/ton	35	28	51	43	38	29	36	36	11	15
Per PGM (3E+Au)	R/oz	3,720	2,866	5,742	4,405	3,493	3,234	-	-	1,983	2,172
	$/oz	536	396	828	609	504	447	414	395	286	300
Per PGE (5E+Au)	R/oz	3,063	2,359	4,765	3,623	2,837	2,735	-	-	1,388	1,510
	$/oz	442	326	687	501	409	378	394	374	200	209
Capex											
Current/Sustaining 100%	R'000s	175,639	124,651	35,238	25,507	24,614	71,190		-	5,533	-
	$'000s	25,331	17,241	5,082	3,528	3,550	9,846	3,371	5,123	798	-
Expansion 100%	R'000s	-	-	7,184	90,996	-	21,117		-	-	-
	$'000s	-	-	1,036	12,586	-	2,921	9,573	1,453	-	-
Processed Tons											
Underground	ton '000s	3,033	3,103	512	343	1,149	809	895	883	-	-
Open Pit	ton '000s	120	255	668	645	117	456	-	-	-	-
Total	ton '000s	3,152	3,358	1,180	988	1,266	1,265	895	883	141	70
Grade											
Plant Head	g/t PGM	2.68	2.86	3.02	3.18	2.97	2.80	3.57	3.66	4.80	4.04
Recoveries	%	77	77	64	69	79	72	76	78	26	48
PGM Production											
Platinum	Ozs	124,586	143,761	45,829	42,215	56,787	46,954	39,641	38,423	3,423	2,155
Palladium	Ozs	60,380	68,914	19,667	20,162	28,062	27,624	30,098	29,342	1,231	783
Rhodium	Ozs	22,079	24,974	6,953	7,039	9,946	7,535	3,079	2,987	830	631
Gold	Ozs	990	1,253	495	526	765	795	5,214	5,326	12	7
Total PGM (3E+Au)	Ozs	208,035	238,902	72,944	69,941	95,560	82,908	78,032	76,078	5,496	3,576
Iridium	Ozs	8,570	9,726	3,093	2,715	3,911	2,698	2,708	2,905	417	317
Ruthenium	Ozs	36,065	41,594	11,874	12,383	18,183	12,441	1,395	1,476	1,936	1,250
Total PGE (5E+Au)	Ozs	252,670	290,222	87,911	85,040	117,654	98,047	82,135	80,459	7,849	5,143
Base Metal Production											
Nickel	Tons	208	230	113	121	149	113	1,078	1,023	8	2
Copper	Tons	93	100	62	65	72	57	888	852	3	4
Chromite (000)	Tons '000s	164	197	80	57	-	-	32	31	-	-

File # 82-5097

File # 82-5097

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Ayanda Khumalo	Financial Director
Graham Ferreira	General Manager Group Admin & Company Secretary
Rudi Rudolph	General Manager Kroondal
Wessel Phumo	General Manager Marikana
Jacques Pretorius	General Manager Everest
Gordon Ramsay	General Manager Metallurgy
Hugo Höll	General Manager Projects & Transformation
Gabriel de Wet	General Manager Engineering
Willie Byleveld	General Manager Technical Services

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

File # 82-5097

Issued Capital
At 31 December 2007, the Company had in issue:
256,534,266 fully paid common shares and 3,059,061 unlisted options

Substantial Shareholders 31 December 2007	Number of Shares	Percentage
Impala Platinum Holdings Ltd	21,381,828	8.33
Nutraco Nominees Limited	17,009,579	6.63

Trading Information
ISIN number remains unchanged following the share split BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0)20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd
54% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS(SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium),Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

AQUARIUS PLATINUM LIMITED

30 January 2008

Power Supply Interruptions in South Africa Affect Production

Aquarius Platinum Limited advises that mining operations at the company's Kroondal, Marikana and Everest Mines were affected by power outages due to load-shedding requirements demanded by Eskom, the national power utility. Following the suspension of milling operations on Friday 25 January 2008, a near normal supply of power returned late evening on Tuesday 29 January.

Eskom had informed (amongst others) platinum, gold and ferrochrome miners and producers that it was contractually unable to guarantee power supplies and therefore declared an emergency, stating in a letter to Aquarius Platinum (SA) (Pty) Limited that "*performance has been severely impacted by, inter alia, the adverse weather conditions to the extent that our ability to supply is severely compromised*". It is understood that the load shedding was due to unusually high rainfall which is limiting the supply of coal from the collieries.

Following intensive meetings with industry, Eskom yesterday agreed to provide 80% of normal power on Tuesday evening 29 January and 90% from Thursday 31 January. AQPSA has been asked and agreed to find ways to conserve the balance. The return of power will enable the recommencement of all the operations which had been suspended.

In addition, the Mimosa Mine in Zimbabwe has continued to operate normally following power interruptions in Zimbabwe last week.

Operations at the Everest Mine, however, will see a slow return to normal as AQPSA continues to recruit former employees of contractor Shaft Sinkers Mining (Pty) Ltd, after that company abandoned the underground mining contract on Thursday 24 January 2008.

It is not yet possible to forecast total production losses. Shareholders will be informed when this information becomes available. Further, notification has been received from some suppliers of consumables used in the processing plants that they are experiencing manufacturing problems as a result of load shedding. This may affect the return to normal operations.

For further information please contact:

In Australia & the United Kingdom:
Nick Bias
Aquarius Platinum
+44 (0)7887 920 530

In South Africa:
Stuart Murray
Aquarius Platinum
+27 (0)11 455 2050

File # 82-5097

ASX, LSE & JSE

AQUARIUS PLATINUM LIMITED



Friday 25 January 2008

Change to underground mining regime at the Everest Mine

Aquarius announces that the underground mining contractor (Shaft Sinkers Mining (Pty) Limited 'SSM') at its South African subsidiary's Everest Mine has abandoned the mining contract due to industrial relations and financial issues. With immediate effect, Aquarius Platinum (South Africa) (Pty) Limited 'AQPSA' has assumed management of the Everest Mine's underground operations and the management are implementing contingency plans to resume production at the mine on 28th January 2008.

Background to the announcement

SSM were appointed in April 2005 to manage underground operations. In August 2007, Shaft Sinkers (Pty) Limited entered into a transaction to sell its contract mining subsidiary SSM to JIC Mining Services (Pty) Limited 'JIC'.

On return from the traditional Christmas and New Year break significant concerns have arisen within the workforce of SSM in respect of the decision to sell the Everest business to JIC. Employees of SSM have staged a series of go-slows and unprotected strike actions resulting in significant production decline to a level of around 50% of the pre-Christmas output. AQPSA has informed SSM of a number of material breaches of contract and coupled with the industrial relations climate the situation deteriorated to the point where SSM dismissed very significant numbers of employees on 18 January 2008. This halted production on the mine. As a result of this unfortunate situation and other factors not fully disclosed to AQPSA it appears that the situation led to a breakdown of the sale process between SSM and JIC in recent days.

On 24th January, AQPSA received notice from Shaft Sinkers that it was abandoning the SSM contract because *"After serious consideration of our obligations in terms of the Everest Mine Contract* [SSM] *regret*[s] *to advise you that (having regard to recent developments at the Everest Mine including the spate of strikes and go-slows culminating in the dismissal of the entire workforce on 18 January) we are unable to continue to discharge our obligations under the contract and have been left with no alternative but to abandon the contract and hand over operation of the Everest Mine to AQPSA."*

As AQPSA realised that the mining contract would no longer transition smoothly between SSM and JIC, the Board took the decision on receipt of SSM's abandonment letter to protect the Company's interests and has as of 24 January 2008 entered into an agreement to acquire SSM's assets relating to mining activities at Everest for an amount of approximately ZAR 34 million. AQPSA will also assume the responsibility for the financial leases of the mobile mining equipment at Everest.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Very importantly AQPSA will also invite all SSM's employees to apply for employment within the group and significant progress in establishing contact with employees and reassuring them of job security has already occurred.

Despite the contractual process for dealing with contract breech, AQPSA has decided for the purpose of expediency and in the interests of SSM's employees and the need to retain skills in a remote part of the country that prompt termination of this business relationship is in its best interests. The alternative would have seen AQPSA and SSM run a legal separation process where the business costs to AQPSA might far outweigh any possible recoveries from SSM.

While it is anticipated that partial production will commence on Monday 28 January 2008, it is expected that the recruitment process to fill the labour compliment will continue until the end of February 2008. Consequently, as a result of the dismissal and shut down of operations, production losses are to date estimated to be 12,000 PGM (4E) ounces, and until operations are back to normal it is not possible to quantify the total lost production at AQPSA.

AQPSA has already engaged additional external resources in the fields of human resources, payroll administration and operational management to prepare for the hiring, induction and retraining of ex SSM employees wishing to join the Aquarius stable.

The processing operations will continue to be managed by contractor Minopex (Pty) Ltd.

AQPSA believes that the long-term outlook for production and earnings at Everest remain excellent as the operation continue to ramp production to a targeted 215,000 PGM (4E) ounces per annum.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

AQUARIUS PLATINUM LIMITED

Aquarius Platinum Second Quarter 2008 Production Results

File # 82-5097

Highlights of the Quarter

- Improvements in margins achieved in the quarter at all operations, due to PGM basket prices and strong control of cash costs
- Attributable production fell only 2% quarter-on-quarter to 137,456 PGM ounces due to safety, industrial relations and power shortage shut downs

P&SA1 at Kroondal

- PGM production decreased by 5% quarter-on-quarter to 101,542 PGM ounces (Aquarius attributable: 50,771 PGM ounces)
- 7,000 PGM ounces lost due to an unplanned stoppage of the K2 mills to effect emergency repairs, mine closure following a fatal accident on 15 November, and Eskom power outages and a one-day national stay-away
- Cash margin for the quarter increased to 66%

P&SA2 at Marikana

- PGM production increased by 7% to 37,744 PGM ounces (Aquarius attributable: 18,872 PGM ounces)
- 3,000 PGM ounces lost due to the 7-day unprotected industrial action reported in December and a one-day national stay-away
- Gross cash margin for the quarter increased to 52%
- Appointment of Mr. Wessel Phumo as General Manager

Everest

- PGM production decreased from 48,841 PGM ounces to 46,719 PGM ounces
- 2,000 PGM ounces were lost due to the voluntary closure of the mine as a result of the fatal accident on 24 November 2007, poor mining contractor performance and a one-day national stay-away
- Gross cash margin for the quarter increased to 70%

Mimosa

- PGM production increased to 39,372 PGM ounces (Aquarius attributable: 19,686 PGM ounces)
- Wedza Phase V expansion 85% complete at end December 2007, as the previous quarter's delays were resolved. Commissioning to commence in late February 2008
- Gross cash margin for the quarter increased marginally to 72%

CTRP

- PGM production increased to 2,816 PGM ounces (Aquarius attributable:1,408 PGM ounces)
- Recoveries increased 20% to 28%
- Gross cash margin for the quarter increased to 81%

Group Attributable Production (PGM Ounces)



150,000
100,000
50,000
0
PGM ounces
Mar 07
Jun 07
Sep 07
Dec-07
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)

Production by Mine

PGMs (4E)	Quarter Ended				Half Year Ended	
	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Dec 2006	Dec 2007
Kroondal	102,079	98,370	106,493	101,542	238,902	208,035
Marikana	30,148	32,286	35,200	37,744	69,941	72,944
Everest	40,107	40,923	48,841	46,719	82,908	95,560
Mimosa	34,760	42,732	38,660	39,372	76,078	78,032
CTRP	1,954	1,877	2,681	2,816	3,576	5,497
Total	**209,048**	**217,066**	**231,875**	**228,193**	**471,405**	**460,068**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended				Half Year Ended	
	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Dec 2006	Dec 2007
Kroondal	51,039	49,185	53,246	50,771	119,450	104,017
Marikana	15,074	16,143	17,600	18,872	34,971	36,472
Everest	40,107	40,923	48,841	46,719	82,908	95,560
Mimosa	17,380	21,366	19,330	19,686	38,039	39,016
CTRP	977	938	1,340	1,408	1,788	2,748
Total	**124,577**	**128,994**	**140,357**	**137,456**	**277,156**	**277,813**

Metals Prices and Foreign Exchange

All the PGMs reported strong price increases over the quarter, with platinum closing 11% higher at $1,530 per ounce, rhodium 11% higher at $6,850, palladium 3% higher at $364 per ounce and gold closing up 12% at $837 per ounce. Platinum, palladium and rhodium prices continued to benefit from heightened concerns over supply constraints in South Africa. Furthermore, gold benefited from the weak US dollar and the flight to precious metals as an alternative asset class in the face of recessionary concerns. As we have moved into 2008, all metals have risen from their year end price levels, notably Rhodium, which has broken through $7,000 per ounce, but prices have become more volatile as a result of economic turbulence.

Individual PGM Prices Jan – Dec 2007 (Dollar and Rand per PGM ounce)


Platinum, Palladium & Gold ($/oz)
Rhodium ($/oz)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan-07
Apr-07
Jul-07
Oct-07
Platinum
Palladium
Gold
Rhodium

PGM Basket Prices Jan – Dec 2007 (Dollar and Rand per PGM ounce)


$/oz
Rand/oz
1,800
1,500
1,200
900
600
300
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan-07
Apr-07
Jul-07
Oct-07
Dollar per South African PGM Ounce
Dollar per Zimbabwean PGM Ounce
Rand per South African PGM Ounce

PGM basket prices for the Group reached record levels over the quarter in US Dollar terms. At our South African operations, the four element basket price broke through R11,000 per ounce, averaging 5% higher than the previous quarter at R11,173 per ounce, equal to $1,648 per ounce. In Zimbabwe, the average achieved basket price for the quarter averaged 2% higher at $1,083 per ounce. This resulted in a group basket price equivalent of $1,567 per PGM ounce or R10,562 per PGM ounce. The nickel price, however, fell significantly to close$13.41/lb. This impacted on revenue at the Mimosa mine where nickel is a significant by-product.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Mar 2007	**Jun 2007**	**Sep 2007**	**Dec 2007**
Kroondal	1,427	1,520	1,518	1,657
Marikana	1,369	1,453	1,480	1,632
Everest	1,331	1,438	1,475	1,635
Mimosa	950	1,047	1,065	1,083
CTRP	1,806	1,856	1,775	1,967
Aquarius Group Average	1,326	1,405	1,438	1,567

The Rand Dollar exchange rate for the quarter averaged 6.75, trading sideways through much of the quarter and closing at 6.81, compared to 6.87 at the start of the quarter.

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 54%)

P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter improved to 0.44 from 0.59 in the previous quarter. Seven lost time injuries occurred during the quarter.

Regrettably, a fatality occurred on 21 November 2007 at Central Shaft. Mr Johannes Tseliso Nthunya, an underground load haul dumper operator, employed by contractor Murray and Roberts Cementation was fatally injured following a fall of ground accident. The mine was voluntarily shut down for 5 days. The DME, together with AQPSA Management has conducted inquiries into both the accidents. The results of the enquiries are still pending.

Mining

- Production increased by 7% to 1,722,377 tons, consisting of 1,672,500 underground and 49,877 open pit tons
- Head grade decreased by 4% to 2.63 g/t

Processing

- Processed tons decreased by 2% to 1,564,042 tons
- Recoveries increased by 1% to 77%
- PGM production decreased by 5% to 101,542 PGM ounces

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce


120,000
100,000
80,000
60,000
40,000
20,000
0
Production (PGM ounces)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Rand cash costs per PGM ounce
Mar 07
Jun 07
Sep 07
Dec-07
Production
Cash Costs

Revenue

Revenue at Kroondal increased by 10% to R1,119 million for the quarter (Aquarius attributable: R559 million) as a result of higher commodity prices. The basket price for the quarter averaged $1,657 per PGM ounce, 9% higher than the previous quarter. The cash margin for the quarter improved from 61% to 66%.

Operations

Total mined production increased by 7% to 1,722,377 tons. Underground production increased by 10% to 1,672,500 tons and open pit production decreased 40% to 49,877 tons, in line with the mining plan.

During the quarter, production was adversely affected by 9-day shut down of the K2 mill to repair both of the mill girth gears, the voluntary shut down of the mine following the fall of ground fatality, Eskom power outages and a one day national NUM strike. It is estimated that this reduced production by 7,000 PGM ounces (Aquarius share: 3,500 PGM ounces). Furthermore, the direction of the K5 declines had to be changed due to adverse geological anomalies, which negatively affected production. It is envisaged that production at K5 will be normalised in Q4 2008.

Total processed tons decreased by 2% to 1,564,042 tons, comprising 1,512,456 tons from underground and 51,586 tons of opencast material.

Over the quarter, stockpiles increased to 123,487 tons as a result of the K2 shut down.

The head grade decreased by 4% to 2.63 g/t, mainly due to an increase in the internal and external waste.

Primary development during the quarter increased by 6% compared to the previous quarter.

Plant recoveries improved by 1% to 77%.

Total PGM production decreased by 5% to 101,542 PGM ounces (Aquarius attributable: 50,771 oz).

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2007	60,726	29,525	10,819	472	101,542	50,771
Sep 2007	63,860	30,855	11,259	518	106,493	53,246
Jun 2007	58,930	28,541	10,403	496	98,370	49,185
Mar 2007	61,240	29,593	10,720	526	102,079	51,039

Operating Cash Costs

Cash costs per ton improved by 1% to R244 whilst costs per PGM ounce increased by 2% to R3,758, a solid performance in view of the shut downs described above.

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 3,758	R 3,090	R 2,953

Capital Expenditure

Capital expenditure for the quarter was R119 million. Major items included K5 project infrastructure enhancement and the purchase of equipment for the K5 rail project.

P&SA2 at Marikana

Safety

The 12-month rolling DIIR improved from 0.40 to 0.33. Three lost-time injuries occurred during the quarter.

Regrettably, a fatality occurred on 11 December 2007 at One Shaft when Mr. Thabiso T Chaka, an underground load haul dumper operator, employed by mining contractor Murray and Roberts Cementation, was fatally injured following a load haul dumper accident. The DME, together with AQPSA Management has conducted an inquiry into the accident. The result of this enquiry is still pending. Marikana operations achieved 1.6 million fatality-free shifts before this accident.

Mining

- Production increased by 4% to 604,082 tons, consisting of 258,569 tons from underground and 345,513 tons from open cast
- Head grade decreased by 5% to 2.95 g/t

Processing

- Processed tons increased by 7% to 609,530 tons
- Recoveries improved by 5% to 65%
- PGM production increased by 7% to 37,744 ounces (Aquarius attributable: 18,872 oz)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce


40,000
30,000
20,000
10,000
0
Production (PGM ounces)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Rand Cash Costs per PGM ounce
Dec 06
Mar 07
Jun 07
Sep 07
Production
Cash Costs

Revenue

Revenue increased to R411 million for the quarter (Aquarius attributable: R206 million) due to higher commodity prices and improved production. The basket price for the quarter averaged $1,632 per PGM ounce, 10% higher than the previous quarter. The margin for the quarter increased from 33% to 52% as a result of higher commodity prices, increased production and lower cash costs.

Operations

Total production increased by 4% to 604,082 tons for the quarter; 43% from underground operations and the balance from open pit.

Production from underground operations decreased by 13% to 258,569 tons. Production was adversely affected by industrial action of the underground contractor's (Murray & Roberts Cementation) employees. Due to an ongoing dispute over bonus payouts the workforce embarked on a slow strike which culminated in a seven day unprotected industrial action towards the end of the quarter. The workforce further participated in a one day national stay away. The estimated production loss as a result of the above was 3,000 PGM ounces. (Aquarius share: 1,500 oz).

Production from open pit operations increased by 22% to 345,513 tons. Production was however adversely affected by higher than normal rainfall.

Stockpiles at the end of the quarter were 171,553 tons, including 125,371 tons of low recovery oxidised material.

A total of 609,530 tons were processed during the quarter, 269,127 tons from underground and 340,402 tons of open pit material.

Head grade decreased by 5% to 2.95 g/t due to changes in geology, notably the opencast reef intersecting areas of excessive internal waste.

Recoveries improved by 5% to 65%.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2007	23,985	9,925	3,586	249	37,744	18,872
Sep 2007	21,844	9,742	3,367	246	35,290	17,600
Jun 2007	20,164	8,963	2,917	242	32,286	16,143
Mar 2007	18,525	8,595	2,794	234	30,148	15,074

Operating Cash Costs

Cash cost per ton improved by 17% to R322 per ton and by 18% to R5,203 per PGM ounce, due to reduction in the stripping ratios and improved production.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 5,203	R 4,309	R 4,107

Capital Expenditure

Capital expenditure totalled R26.3 million which includes R1.9 million of expansion capital (AQPSA share R1.0 million). The total P&SA2 committed expansion capital to date is R107 million (AQPSA share: R54 million).

Contractor dispute with Moolman Mining

AQPSA has received a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded. The response has not changed AQPSA's view of the merits of the matter in any respect.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable.

All pleadings in the matter are now closed and the legal teams will be meeting in the near future to discuss a time table and procedural issues for the hearing of the matter.

File # 82-5097

Everest Platinum Mine

Safety

The 12-month rolling DIIR deteriorated from 0.72 to 0.84. Four lost-time injuries occurred during the quarter.

Regrettably two fatalities occurred during the quarter. On Tuesday 23 October, Mr. Juao Jose Paulo, an Utility Vehicle Driver employed by the mining contractor, Shaft Sinkers Mining Ltd, was fatally injured in an accident resulting from being trapped between two vehicles on surface. On Saturday 24 November, Mr. Tete Tlali, a Rockdrill Operator employed by the mining contractor, Shaft Sinkers Mining Ltd, died following a fall of ground accident. The DME, together with AQPSA Management has conducted inquiries into both the accidents. The results of the enquiries are still pending.

Mining

- Production decreased by 8% to 619,448 tons; consisting of 553,819 tons from underground and 65,629 from opencast
- Head grade improved to 3.00 g/t from 2.94 g/t
- Development increased from the previous quarter as the declines were restarted and the development of strike 12 South resumed.

Processing

- Plant processed 623,411 tons, a 3% decrease compared to the previous quarter
- Recoveries deteriorated to 78% from 80% in the previous quarter
- PGM production decreased by 4% to 46,719 PGM ounces

Everest PGM Production & Rand Cash Costs per PGM Ounce



50,000
40,000
30,000
20,000
10,000
0
Production (PGM Ounces)
4,000
3,000
2,000
1,000
0
Rand Cash Costs per PGM Ounce
Dec 06
Mar 07
Jun 07
Sep 07
Production
Cash Costs

Revenue

Revenue increased by 15% to R532 million for the quarter on the back of higher commodity prices. The basket price for the quarter averaged $1,635 per PGM ounce, 11% higher than the previous quarter. The cash margin for the quarter improved to 70% from 62% in the previous quarter.

Operations

Combined mining production from opencast and underground was 619,448 tons, a decrease of 8% compared to the previous quarter. Underground production decreased by 9% to 553,819 tons, as a result voluntary stoppages due to the fatal accidents, a two day unprotected work stoppage and a national one day protected stay-away. 2,000 PGM ounces were lost (Aquarius share: 2,000 PGM ounces), due to the voluntary closure of the mine as a result of the fatal accident on 24 November 2007. Complex geological ground conditions requiring additional support also adversely affected production on the northern side of the mine.

The transaction whereby JIC Mining Services (Pty) Ltd intends to acquire the full shareholding of Shaft Sinkers Mining (Pty) Ltd from Shaft Sinkers Pty Ltd, the mining contractor at Everest, has not yet been concluded. The uncertainty arising from the proposed transaction has negatively affected the morale of the contractor employees, contributing to labour instability.

Open pit production, decreased by 4% to 65,629 tons in line with the mine plan. Rehabilitation is planned to be completed in Q4 of FY08.

The head grade improved to 3.00 g/t from 2.94 g/t as a result of improved in-situ grades and higher channel widths.

Concentrator throughput was 623,411 tons milled for the period.

Recoveries decreased from 80% to 78% due to frequent process interruptions arising from Eskom load shedding.

PGM production for the quarter correspondingly decreased by 4% to 46,719 ounces.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Dec 2007	27,897	13,576	4,877	369	46,719
Sep 2007	28,890	14,486	5,069	396	48,841
Jun 2007	23,883	12,544	4,155	341	40,923
Mar 2007	23,561	12,359	3,845	342	40,107

Operating Cash Costs

Cash costs decreased by 5% to R256 per ROM ton milled, and 4% to R3,417 per PGM ounce. The reduction in operating cost is primary attributed to a decrease in underground mining costs.

Everest Operating Cash Costs per PGM Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R3,417	R2,769	R2,589

**As adjusted for IFRIC-4 (determining whether an arrangement contains a lease) by R169 per PGM ounce*

Capital Expenditure

Capital expenditure for the quarter totaled R13.6 million, all of it was sustaining capital expenditure.

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling DIIR improved from 0.33 to 0.26. There were no disabling injuries in the second quarter, a commendable achievement. The Zero Harm campaign will continue into the new quarter with emphasis on pre-task risk assessment, a fall of ground campaign, on the job coaching and supervisory training.

Mining

- Underground production increased 12% to 513,383 tons
- Head grade decreased 1% to 3.54 g/t
- The surface stockpile increased to a total 418,000 tons at the end of the quarter, equivalent to over 80 days mill feed

Processing

- Concentrator plant recoveries decreased to 75.9% from 76.2%
- Total mine production increased by 2% to 39,372 PGM ounces (Aquarius share: 19,686)

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce


50,000
40,000
30,000
20,000
10,000
0
Production (PGM ounces)
500
300
100
-100
-300
-500
$ Cash Cost per PGM ounce
Mar 07
Jun 07
Sep 07
Dec-07
Production

Revenue

The average achieved PGM basket price for the quarter increased by 2% to $1,083 per PGM ounce. However, the average achieved nickel price over the quarter decreased by 25% to $13.41 per pound from $17.95 per pound in the previous quarter. Revenue decreased 4% to $52.4 million for the quarter, due to low sales volumes and reduced nickel prices. Base metals accounted for approximately 32% of revenue. The gross cash margin increased to 72% from 71% in the previous quarter.

Operations

During the quarter mining operations hoisted 513,383 tons compared to 457,155 tons in the previous quarter. Tons milled during the quarter totalled 455,784 tons, with 57,599 being transferred to the stockpile, which totalled 418,481 tons at the quarter end.

The average plant head grade decreased to 3.54 g/t, compared to 3.59 g/t in the previous quarter. The decline was attributable to low blasted grades in the month of October as a result of the effects of reduced mining width and dilution of ore whilst negotiating faults. Stringent controls on the mining width, optimisation of the mined slice and control of secondary blasting of oversize material have resulted in improvements in the feed grades.

Tons processed totalled 455,784, a 4% increase compared to the previous quarter, due to the steady state of operations experienced during the quarter.

Recoveries for the quarter slightly decreased to 75.9% from 76.2%. This was caused by running the roughers at relatively high densities because of process water shortage. Return water volumes were limited by serious increase in evaporation and seepage on the slimes dam. The second raw water line was installed to prevent recurrence.

PGM production during the second quarter increased by 2% to 39,372 ounces (Aquarius attributable: 19,686 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2007	19,996	15,216	1,563	2,597	39,372	19,686
Sep 2007	19,644	14,883	1,517	2,616	38,660	19,330
Jun 2007	21,724	16,494	1,688	2,826	42,732	21,366
Mar 2007	17,624	13,380	1,355	2,401	34,760	17,380

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Dec 2007	541	446	15	270.5	223	7.5
Sep 2007	537	441	16	268.5	220.5	8
Jun 2007	587	485	18	293.5	242.5	9
Mar 2007	468	394	15	234	197	7.5

Operating Cash Costs

Cash costs for the quarter improved to $392 per PGM ounce, a 10% decrease compared to the previous quarter's figure of $437 per PGM ounce. This was mainly due to high production throughput and mine wide stringent cost control measures that are being implemented by management.

Net of by-products, cash costs were negative at ($71) per PGM ounce, compared to ($150) per PGM ounce in the previous quarter, primarily due to the lower contribution from by-product nickel.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$392	$373	($71)

Update on Foreign Currency Regime in Zimbabwe

The Zimbabwean economy continues to be characterized by foreign currency shortages. Mimosa's foreign currency accounts continue to be maintained offshore with no changes to the operational modalities agreed between the company and the authorities.

Wedza Phase 5 Expansion

The mining part of the project is complete except for the raise boring of ventilation shafts. The plant construction is overall 85% complete. Two shut downs to link the Phase V and existing plant are scheduled for 17/18 Jan and 11/13 Feb 2008 ahead of commissioning in late February.

The estimated final capex is $28,9 million.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR is zero. No Lost Time Accidents have occurred since the project commenced.

Processing

- Material processed increased to 71,000 tons
- Grade decreased 9% to 4.53 g/t
- Production increased 5% to 2,816 PGM ounces

CTRP PGM Production & Rand Cash Costs per PGM Ounce



3,000
2,500
2,000
1,500
1,000
500
0
Production PGM Ounces
3,000
2,000
1,000
0
Rand Cash Cost per PGM Ounce
Dec 06
Mar 07
Jun 07
Sep 07
Production
Cash Costs

Revenue

The PGM basket price for the quarter increased by 11% to $1,967 per PGM ounce. Revenue increased by 15% to R30 million (Aquarius share: R13 million) for the quarter, due to higher production and commodity prices. The cash margin increased to 81%.

Operations

A mill was installed ahead of the flotation plant towards the end of the first quarter, and the plant performance has improved as a result. The head grade decreased due to a drop in the dump feed grade as a result of treating a lower grade area in the dump. The head grade fell 9% to 4.53 g/t.

Recoveries improved to 28% from 20%, resulting in production up 5% to 2,816 PGM ounces.

Operating Costs

Cash costs increased by 1% to 1,988 per PGM ounce. A saving of approximately R200,000 per month on the chrome penalties was also realised during the past six months.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R1,988	R1,370	R1,296

CORPORATE MATTERS

Share Split Completed

On 23rd November 2007, at the Annual General Meeting, shareholders approved, inter alia, the subdivision of the issued capital of the Company on the basis that every one fully paid common share of US$0.15 each be sub-divided into three fully paid common shares of US$0.05 each. On 5th December 2007, the three-for-one share split became effective, and the new shares of $0.05 each commenced trading.

The new ISIN for shares on the Australian Securities Exchange, The London Stock Exchange and the JSE Limited is BMG0440M1284 and for the ADRs remains US03840M2089.

Following the share split there are 256,534,266 shares in issue and 3,059,061 unlisted options.

More information on all corporate matters can be found at www.aquariusplatinum.com

Interim Results

On 7th February 2008, Aquarius Platinum will report unaudited Interim Financial Results for the Half Year to December 2007. Further information concerning the release and a conference call will be provided on the corporate website www.aquariusplatinum.com one week before the release.

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2007	Previous Quarter Sep 2007	+/- % Quarter on Quarter	Current 6 months to Dec 2007	PCP 6 months to Dec 2006	+/- % Year on Year	Rolling Average 12 Months
Safety								
DIIR	Rate/200,000 man hours	0.44	0.59	34	0.44	0.93	111	0.44
Revenue								
Gross Revenue	R'M	1,119	1,018	10	2,138	1,917	12	4,237
PGM basket Price	$/oz	1,657	1,518	9	1,586	1,299	22	1,533
Gross cash margin	%	66	61	8	64	64	(0)	66
Nickel Price	$/lb	13.25	13.70	(3)	13.47	14.11	(5)	16.25
Copper Price	$/lb	3.26	3.50	(7)	3.38	3.35	1	3.23
Ave R/$ rate		6.75	7.11	(5)	6.93	7.23	(4)	7.03
Cash Costs on-mine								
Per ROM ton	R/ton	244	247	(1)	245	204	20	235
	$/ton	36	35	3	35	28	26	33
Per PGM oz (3E+Au)	R/oz	3,758	3,683	2	3,720	2,866	30	3,519
	$/oz	557	518	8	536	396	35	500
Per PGE (5E+Au)	R/oz	3,090	3,036	2	3,063	2,359	30	2,896
	$/oz	458	427	7	442	326	35	412
Capex								
Current/Sustaining 100%	R'000s	119,280	56,358	112	175,639	124,651	41	301,062
	$'000s	17,677	7,926	123	25,331	17,241	47	42,799
Expansion 100%	R'000s	-	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-	-
Tons Mined								
Underground	ROM Ton '000	1,673	1,523	10	3,196	3,166	1	6,106
Open Pit	ROM Ton '000	50	83	(40)	133	292	(55)	306
Total	ROM Ton '000	1,722	1,607	7	3,328	3,458	(4)	6,411
Surface Stockpiles								
Underground Ore	ROM Ton '000	113	31	266	113	63	81	113
Open Pit Ore	ROM Ton '000	10	24	(58)	10	37	(73)	10
Total	ROM Ton '000	123	55	125	123	100	24	123
Tons Processed								
Underground	ROM Ton '000	1,512	1,520	(0)	3,033	3,103	(2)	5,849
Open Pit	ROM Ton '000	52	68	(24)	120	255	(53)	265
Total	ROM Ton '000	1,564	1,588	(2)	3,152	3,358	(6)	6,114
Grade								
Plant Head	g/t	2.63	2.73	(4)	2.68	2.86	(6)	2.72
Recoveries	%	77	76	1	77	77	(1)	77
PGM Production								
Platinum	Ozs	60,726	63,860	(5)	124,586	143,761	(13)	244,756
Palladium	Ozs	29,525	30,855	(4)	60,380	68,914	(12)	118,514
Rhodium	Ozs	10,819	11,259	(4)	22,079	24,974	(12)	43,201
Gold	Ozs	472	518	(9)	990	1,253	(21)	2,012
Total PGM (3E+Au)	Ozs	101,542	106,492	(5)	208,035	238,902	(13)	408,483
Iridium	Ozs	4,216	4,354	(3)	8,570	9,726	(12)	16,818
Ruthenium	Ozs	17,748	18,317	(3)	36,065	41,594	(13)	71,007
Total PGE (5E+Au)	Ozs	123,506	129,164	(4)	252,669	290,222	(13)	496,308
Base Metals Production								
Nickel	Tonnes	99	109	(9)	208	230	(10)	414
Copper	Tonnes	44	49	(11)	93	100	(7)	184
Chromite (000)	Tonnes	87	77	13	164	197	(17)	323

File # 82-5097

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2007	Previous Quarter Sep 2007	+/- % Quarter on Quarter	Current 6 months to Dec 2007	PCP 6 months to Dec 2006	+/- % Year on Year	Rolling Average 12 Months
Safety								
DIIR	Rate/200,000 man hours	0.33	0.40	21	0.33	0.43	30	0.33
Revenue								
Gross Revenue	R'M	411	333	24	744	580	28	1,388
PGM basket Price	$/oz	1,632	1,480	10	1,559	1,276	22	1,493
Gross cash margin	%	52	33	58	44	47	(7)	42
Nickel Price	$/lb	13.25	13.70	(3)	13.47	14.11	(5)	16.25
Copper Price	$/lb	3.26	3.50	(7)	3.38	3.35	1	3.23
Ave R/$ rate		6.75	7.11	(5)	6.93	7.23	(4)	7.03
Cash Costs on-mine								
Per ROM ton	R/ton	322	390	(17)	355	312	14	361
	$/ton	48	55	(13)	51	43	19	51
Per PGM oz (3E+Au)	R/oz	5,203	6,321	(18)	5,742	4,405	30	5,921
	$/oz	771	889	(13)	828	609	36	842
Per PGE (5E+Au)	R/oz	4,309	5,255	(18)	4,765	3,623	32	4,920
	$/oz	639	739	(14)	687	501	37	699
Capital expenditure								
Current/Sustaining 100%	R'000s	24,413	10,825	126	35,238	25,507	38	137,779
	$'000s	3,618	1,522	138	5,082	3,528	44	19,587
Expansion 100%	R'000s	1,907	5,276	(64)	7,184	90,996	(92)	(10,957)
	$'000s	283	742	(62)	1,036	12,586	(92)	(1,558)
Tons Mined								
Underground	ROM Ton '000	259	299	(14)	558	359	55	909
Open Pit	ROM Ton '000	346	284	22	630	723	(13)	1,316
Total	ROM Ton '000	604	582	4	1,187	1,082	10	2,224
Surface Stockpiles								
Underground Ore	ROM Ton '000	3	14	(75)	3	16	(79)	3
Open Pit Ore	ROM Ton '000	168	163	3	168	180	(6)	168
Total	ROM Ton '000	172	178	(4)	172	196	(12)	172
Tons Processed								
Underground	ROM Ton '000	269	263	2	512	343	49	903
Open Pit	ROM Ton '000	340	308	11	668	645	4	1,315
Total	ROM Ton '000	610	571	7	1,180	988	19	2,219
Grade								
Plant Head	g/t	2.95	3.10	(5)	3.02	3.18	(5)	3.10
Recoveries	%	65	62	5	64	69	(8)	61
PGM Production								
Platinum	Ozs	23,985	21,844	10	45,829	42,215	9	84,518
Palladium	Ozs	9,925	9,742	2	19,667	20,162	(2)	37,225
Rhodium	Ozs	3,586	3,367	7	6,953	7,039	(1)	12,664
Gold	Ozs	249	246	1	495	526	(6)	971
Total PGM (3E+Au)	Ozs	37,744	35,200	7	72,944	69,941	4	135,378
Iridium	Ozs	1,761	1,332	32	3,093	2,715	14	5,410
Ruthenium	Ozs	6,069	5,805	5	11,874	12,383	(4)	22,131
Total PGE (5E+Au)	Ozs	45,574	42,337	8	87,911	85,039	3	162,919
Base Metals Production								
Nickel	Tonnes	58	55	5	113	121	(7)	211
Copper	Tonnes	30	32	(7)	62	65	(5)	115
Chromite (000)	Tonnes (000)	35	45	(23)	80	57	40	163

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2007	Previous Quarter Sep 2007	+/- % Quarter on Quarter	Current 6 months to Dec 2007	PCP 6 months to Dec 2006	+/- % Year on Year	Rolling Average 12 Months
Safety								
DIIR	Rate/200,000 man hours	0.84	0.72	(14)	0.84	0.52	(38)	0.84
Revenue								
Gross Revenue	R'M	532	463	15	995	652	53	1,811
PGM basket Price	$/oz	1,635	1,475	11	1,553	1,188	31	1,476
Gross cash margin	%	70	62	13	66	59	13	66
Nickel Price	$/lb	13.25	13.70	(3)	13.47	14.11	(5)	16.25
Copper Price	$/lb	3.26	3.50	(7)	3.38	3.35	1	3.23
Ave R/$ rate		6.75	7.11	(5)	6.93	7.23	(4)	7.03
Cash Costs on-mine								
Per ROM ton	R/ton	256	271	(5)	264	212	24	260
	$/ton	38	38	(0)	38	29	31	37
Per PGM oz (3E+Au)	R/oz	3,417	3,566	(4)	3,493	3,234	8	3,506
	$/oz	506	502	1	504	447	13	498
Per PGE (5E+Au)	R/oz	2,769	2,903	(5)	2,837	2,735	4	2,871
	$/oz	410	408	1	409	378	8	408
Capital expenditure								
Current/Sustaining 100%	R'000s	13,593	11,020	23	24,614	71,190	(65)	60,656
	$'000s	2,014	1,550	30	3,550	9,846	(64)	8,623
Expansion 100%	R'000s	-	-	-	-	21,117	(100)	4,325
	$'000s	-	-	-	-	2,921	(100)	615
Tons Mined								
Underground	ROM Ton '000	553	606	(9)	1,159	811	43	2,153
Open Pit	ROM Ton '000	66	69	(4)	135	453	(70)	252
Total	ROM Ton '000	619	676	(8)	1,294	1,263	2	2,405
Surface Stockpiles								
Underground Ore	ROM Ton '000	21	37	(43)	21	1	2,000	21
Open Pit Ore	ROM Ton '000	22	11	100	22	13	73	22
Total	ROM Ton '000	44	48	(8)	44	14	220	44
Tons Processed								
Underground	ROM Ton '000	569	580	(2)	1,149	809	42	2,141
Open Pit	ROM Ton '000	54	63	(14)	117	456	(74)	242
Total	ROM Ton '000	623	643	(3)	1,266	1,265	0	2,383
Grade								
Plant Head	g/t	3.00	2.94	2	2.97	2.80	6	2.96
Recoveries	%	78	80	(3)	79	72	10	78
PGM Production								
Platinum	Ozs	27,897	28,890	(3)	56,787	46,954	21	104,231
Palladium	Ozs	13,576	14,486	(6)	28,062	27,624	2	52,965
Rhodium	Ozs	4,877	5,069	(4)	9,946	7,535	32	17,946
Gold	Ozs	369	396	(7)	765	795	(4)	1,448
Total PGM (3E+Au)	Ozs	46,719	48,841	(4)	95,560	82,908	15	176,590
Iridium	Ozs	1,928	1,983	(3)	3,911	2,698	45	6,953
Ruthenium	Ozs	9,010	9,173	(2)	18,183	12,441	46	32,124
Total PGE (5E+Au)	Ozs	57,657	59,997	(4)	117,654	98,047	20	215,667
Base Metals Production								
Nickel	Tonnes	74	75	(2)	149	113	31	261
Copper	Tonnes	36	36	1	72	57	27	126
Chromite (000)	Tonnes (000)	-	-	-	-	-	-	-

File # 82-5097

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2007	Previous Quarter Sep 2007	+/- % Quarter on Quarter	Current 6 months to Dec 2007	PCP 6 months to Dec 2006	+/- % Year on Year	Rolling Average 12 Months
Safety								
DIIR	Rate/200,000 man hours	0	0.23	nm	0.11	0.47	76	0.26
Revenue								
Gross Revenue	US$M	52.4	54.8	-4.0	107.3	91.3	17.0	214.7
PGM basket Price	US$/oz	1,083	1065	2	1074	949	13	1037
Gross cash margin	%	72	71	1	71	72	-1	73
Nickel Price	US$/lb	13.41	17.95	-25	15.66	11.27	39	16.83
Copper Price	US$/lb	3.45	3.46	0	3.46	3.40	2	3.24
Cash Costs								
Per Rom ton	US$/ton	34	38	11	36	36	0	35
Per PGM ounce 3E+Au	US$/oz	392	437	10	414	395	-5	393
Per PGM ounce 3E+Au (after by-product credit)	US$/oz	-71	-150	-53	-110	-17	555	-169
Per 6 PGM ounce 5E+Au	US$/oz	373	415	10	394	374	-5	372
Per 6 PGM ounce 5E+Au (after by-product credit)	US$/oz	-56	-133	-58	-94	-10	886	-149
Capex								
Current	US$ ' 000s	1,285	1,372	6	2,657	5,123	48	7,827
Expansion	US$ ' 000s	3,229	6344	49	9,573	1,453	-559	13,901
Mining								
Underground	RoM ton '000	513	457	12	971	935	4	1,883
Surface Stock Piles								
Underground	ton '000	418	361	16	418	308	36	418
Tonnes Processed								
Milled	ton '000	456	439	4	895	833	7	1,755
Grade								
Plant Head	g/t	3.54	3.59	-1	3.57	3.66	-3	3.61
Recoveries	%	75.90	76.20	0.00	76.10	77.70	-2.00	76.40
PGM Production								
Platinum	Ozs	19,996	19,664	2	39,641	38,423	3	78,989
Palladium	Ozs	15,216	14,883	2	30,098	29,342	3	59,972
Rhodium	Ozs	1,563	1,517	3	3,079	2,987	3	6,123
Gold	Ozs	2,597	2,616	1	5,214	5,326	2	10,441
Total	**Ozs**	39,372	38,660	2	78,032	76,078	3	155,524
Iridium	Ozs	1,352	1,357	0	2,708	2,905	-7	5,671
Ruthenium	Ozs	681	715	-5	1,395	1,476	-5	2,867
Total 5E+ Au	**Ozs**	41,405	40,732	2	82,137	80,459	2	164,063
Base Metals Production								
Nickel	Tons	541	537	1	1,078	1,023	5	2,133
Copper	Tons	446	441	1	888	852	4	1,767
Cobalt	Tons	15	16	-6	32	31	0	64

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2007	Previous Quarter Sep 2007	+/- % Quarter on Quarter	Current 6 months to Dec 2007	PCP 6 months to Dec 2006	+/- % Year on Year	Rolling Average 12 Months
Safety								
DIIR	Rate/200,000 man hours	-	-	-	-	-	-	-
Revenue								
Gross Revenue	R'M	30	26	15	56	35	61	99
PGM basket Price	$/oz	1,967	1,775	11	1,874	1,606	17	1,842
Gross cash margin	%	81	80	2	81	78	3	79
Nickel Price	$/lb	13.25	13.70	(3)	13.47	14.11	(5)	16.25
Copper Price	$/lb	3.26	3.50	(7)	3.38	3.35	1	3.23
Ave R/$ rate		6.75	7.11	(5)	6.93	7.23	(4)	7.03
Cash Costs on-mine								
Per ROM ton	R/ton	79	76	4	77	111	(30)	82
	$/ton	12	11	6	11	15	(26)	12
Per PGM oz (3E+Au)	R/oz	1,988	1,976	1	1,983	2,172	(9)	2,224
	$/oz	295	278	6	286	300	(5)	316
Per PGE (5E+Au)	R/oz	1,370	1,407	(3)	1,388	1,510	(8)	1,502
	$/oz	203	198	3	200	209	(4)	214
Capital expenditure								
Current/Sustaining 100%	R'000s	5,533	-	-	5,533	-	-	5,533
	$'000s	820	-	-	798	-	-	787
Expansion 100%	R'000s	-	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-	-
Tons Mined								
Underground	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Open Pit	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Surface Stockpiles								
Underground Ore	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Open Pit Ore	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Tons Processed								
Underground	ROM Ton '000	nm	nm	nm	nm	nm	nm	nm
Open Pit	ROM Ton '000	71	70	1	141	70	101	254
Total	ROM Ton '000	71	70	1	141	70	101	254
Grade								
Plant Head	g/t	4.53	5.00	(9)	4.80	4.04	19	4.65
Recoveries	%	28	23	20	26	48	(45)	26
PGM Production								
Platinum	Ozs	1,750	1,673	5	3,423	2,155	59	5,780
Palladium	Ozs	626	605	3	1,231	783	57	2,077
Rhodium	Ozs	434	396	9	830	631	31	1,451
Gold	Ozs	6	6	(4)	12	7	68	20
Total PGM (3E+Au)	Ozs	2,816	2,681	5	5,496	3,576	54	9,328
Iridium	Ozs	227	190	20	417	317	32	882
Ruthenium	Ozs	1,043	893	17	1,936	1,250	55	3,597
Total PGE (5E+Au)	Ozs	4,086	3,764	9	7,849	5,143	53	13,807
Base Metals Production								
Nickel	Tonnes	3	5	(41)	8	2	299	19
Copper	Tonnes	2	1	74	3	4	(31)	10
Chromite (000)	Tonnes (000)	-	-	-	-	-	-	-

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Anton Wheeler	Managing Director
Ayanda Khumalo	Financial Director
Graham Ferreira	General Manager Group Admin & Company Secretary
Rudi Rudolph	General Manager Kroondal
Wessel Phumo	General Manager Marikana
Jacques Pretorius	General Manager Everest
Gordon Ramsay	General Manager Metallurgy
Hugo Höll	General Manager Projects & Transformation
Gabriel de Wet	General Manager Engineering
Willie Byleveld	General Manager Technical Services

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director

Issued Capital

At 31 December 2007, the Company had in issue:
256,534,266 fully paid common shares and 3,059,061 unlisted options

Substantial Shareholders 31 December 2007	Number of Shares	Percentage
Impala Platinum Holdings Ltd	21,381,828	8.33
Nutraco Nominees Limited	17,009,579	6.63

Trading Information

ISIN number remains unchanged following the share split BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Morgan Stanley & Co International Limited 20 Cabot Square, Canary Wharf London, E14 4QW Telephone: +44 (0)20 7425 8000 Facsimile: +44 (0)20 7425 8990 **Investec Securities Limited** Investec Bank (UK) Limited 2 Gresham Street London, EC2V 7QP Telephone: +44 (0)20 7597 5970 Facsimile: +44 (0)20 75975120	**Euroz Securities** Level 14, The Quadrant 1 William Street Perth WA 6000 Telephone: +61 (0)8 9488 1400 Facsimile: +61 (0)8 9488 1478	**Investec Bank Limited** 100 Grayston Drive Sandown Sandton 2196 Telephone: +27 (0)11 286 7326 Facsimile: +27 (0)11 291 1066

Aquarius Platinum (South Africa) (Proprietary) Ltd

54% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007.
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia.
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS(SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
CTRP	Chromite Ore Tailings Retreatment Operation
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium),Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium. The principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
BuckBias Limited
+ 44 (0)7887 920 530

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED

21 January 2008

Aquarius Platinum Limited
(“Aquarius” or the “Company”)

Notification of interest

Disclosure of Interest in Shares

Lazard Asset Management LLC and subsidiaries, has advised the Company that its notifiable interest in the Company is now 9.73%, representing 24,970,275 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**